ANNUAL REPORT 2007



SUNPOWER

Smarter Solar

SUNPOWER
Smarter Solar

SUNPOWER CORPORATION

As manufacturer of the world's most efficient solar cells, SunPower Corporation is leading the way in end-to-end solar energy solutions. With headquarters in San Jose, California and Geneva, Switzerland, we serve utility-scale and large commercial clients with design and construction services, and homeowners through our extensive residential dealer network. SunPower's innovative products include the highest-efficiency solar panels, our patented SunPower® Tracker and the market-leading SunTile® for new homes.


POWER PLANTS


COMMERCIAL ROOFTOPS


NEW HOMES


RESIDENTIAL RETROFIT

Dear Stockholders:

2007 was a transformational year for SunPower, as we expanded the company's footprint in the value chain from ingot pulling to customer delivery: we now deliver the world's highest-performance solar power systems. Our acquisition of PowerLight Corporation in January of 2007 solidified our downstream integration strategy. The benefits of this combination of talents and capabilities have exceeded our expectations. SunPower's systems business segment, built on the shoulders of the PowerLight team, delivered fantastic results in 2007. We have now linked SunPower's superior cell design and world-class manufacturing skills with PoweLight's intellectual property and large-scale systems portfolio. Using our superior technology, SunPower is creating a brand directly with our customers and we will extend that brand to encompass a superior customer experience. Our vertical integration approach provides us with direct access to our customers. As a result, we control our own destiny by responding directly to market signals, controlling 80 percent of the costs in the value chain, and delivering a SunPower branded customer experience.

SunPower's strategies are to build our brand by leveraging our channel ownership and to deliver the highest-performance solar technologies, while dramatically reducing costs and investing in our people.

First, let me expand on the benefits of downstream integration to the customer. We are a uniquely vertically integrated solar company from our silicon ingot-pulling joint venture to solar system delivery to customers around the globe. During the early stages of market development, we believe that vertical integration provides us with the advantage of being able to rapidly translate customer preferences back through the value chain. Direct contact with our customer means that we immediately identify changes in market opportunity, directly convey the SunPower brand to our customers, and rapidly improve our products, services and our customer experience to best meet our customers' needs.


Core IP
Core IP

Solar Supply Chain and SunPower Core Intellectual Property

By directly owning customer delivery channels, we also have the flexibility to buy third party supply when it meets our customers' specifications. We do that today in two of the four channels we serve: power plants and commercial and public facilities. With that option, we can choose to grow faster using third party supply as silicon and solar panels become more abundant. In addition, channel control allows us to maximize the revenue from our own solar panel production by capturing downstream margins.

Next, let me discuss the rationale for each of our core strategies: brand, technology, cost and people. Our brand is built on a differentiated technology platform. With the world's highest-efficiency solar panels and our unwavering commitment to world-class product quality, we offer a strong value proposition in all of the segments. In our residential segments as well as in the small commercial market, our aesthetic advantage, derived from our all-back-contact and back-junction solar cell architecture, complements our efficiency advantage for those customers. Our superior systems technology substantially improves energy collection. In our ground mounted and commercial rooftop applications, our designs collect 10 percent to 30 percent more energy than conventional designs. For new production homes, our superior design allows us to offer the industry's only Class A fire rated solar roof tile.



SunPower SunTile® Application on Three Rooftops



SunPower® Tracker Power Plant Application

Let me elaborate on how valuable our channel ownership strategy is in the solar market as a policy-driven market. Our deliberate decision to invest in building our channels in each market segment and across four continents maximizes our options to respond to market opportunities and risks and leverage our technological advantages. In 2007, our revenue was broadly diversified across market segments with approximately 20 percent from residential segments, 30 percent from commercial and 50 percent from power plants. Our geographic mix was also diversified, with 45 percent from North America, 50 percent from Europe and five percent from Asia Pacific. We believe that we have built the most resilient market position in the industry with the combination of our vertical integration strategy and our deliberate portfolio approach to serving market segments and geographies.

In a policy-driven market we expect both opportunities and risks to emerge. By owning the customer relationship we have a direct line-of-sight on market sentiment. As we get an early read on upcoming opportunities and risks, we adjust our sales focus and our technology allocation between regions and segments in response. We recently responded to the near-term opportunity we see developing in Italy by acquiring one of our customers, now operating as SunPower Italia. We see this kind of carefully chosen acquisition as giving us a jumpstart to channel development in new geographic markets. A policy-driven market also creates risks. For example, we have uncertainty in the United States solar market due to a delayed extension of the federal Investment Tax Credit (ITC) for solar systems.

Although this uncertainty will likely lead to a surge in market activity as customers race to complete systems before the current ITC expires at the end of 2008, it could lead to a gap in the U.S. commercial solar market in 2009. We have considered this possibility in our planning for 2008 and 2009 and have already implemented plans to adjust our channel investments and product allocations to other markets and segments to prepare for this outcome. Our portfolio approach to market segments uniquely positions SunPower to respond to policy uncertainty. However, we believe that lack of market certainty is detrimental to overall market development, disrupting investment cycles which lead to employment loss and a talent drain from the industry previously built by a combination of public and private investment. Market disruptions are extremely inefficient, leading to duplicate investments to rebuild market functionality after disruptions are resolved.

Now let me move on to our second strategy: technology. Our channel and brand strategy is built on our differentiated technology. We deliver the highest-performance solar systems in the world. Our second generation, or Gen 2, solar cells began volume production in 2007. As we continue to ramp production of our second fab in the Philippines in 2008, we expect to produce a majority of our cells using Gen 2 technology this year. In production, our Gen 2 technology has achieved mean efficiencies in the 22.5 percent range, an improvement of approximately 10 percent compared to our first generation, or A300, solar cells. Also, our highest rated production cells have almost reached our 23 percent efficiency goal to meet our 2012 cost reduction target. Sandia National Laboratory reported that they measured a solar panel using Gen 2 technology at 20 percent efficiency, the highest of any commercial crystalline silicon solar panel they have ever tested.

Our systems technology reached two key milestones in 2007: we began major deployments of both our SunPower® T10 Solar Roof Tile and our SunPower® T20 Tracker, technologies that increase energy delivery for a given solar panel by improving the panel's orientation toward the sun in a very cost effective solution. The T10 Roof Tile is now in wide deployment in the United States and we began selling it into Europe at the end of the year. The T20 Tracker was first deployed at Nellis Air Force Base outside of Las Vegas, Nevada, the largest photovoltaic power plant in the United States. We are also deploying the T20 Tracker for several large power plants in Europe. The T20 Tracker improves energy capture from a given solar panel by up to 30 percent compared to fixed-tilt systems and it delivers up to 95 percent of the energy of more costly and complex two-axis trackers.



SunPower® T10 Solar Roof Tile



SunPower® T20 Tracker

Beyond the technological achievements in our cell, panel and systems technologies, the future contains many more advancements from our R&D team. In 2007, we were awarded and began work under our three-year Solar America Initiative (SAI) contract, the largest contract of any awarded. The SAI, a Presidential Initiative administered by the U.S. Department of Energy, seeks to accelerate solar power deployment by integrating delivery of solar power throughout the value chain. As a result of the SAI, we have accelerated our research and development plans for our solar cells, modules and systems as well as the business processes we use to move new technology to market.

The third leg of our strategy is to dramatically reduce the cost of our solar systems which is key to expanding our market opportunity beyond the policy-driven markets we serve today. We believe that our technology advantages and vertically integrated strategy provide us with a leading-edge position to deliver our 50 percent cost reduction commitment for solar power. In order to address broad retail and wholesale energy markets across the Organisation for Economic Co-operation and Development (OECD) markets, we plan to reduce solar power costs by 50 percent from 2006 levels by 2012. That goal will move the levelized cost of energy from solar systems today from $0.25 to $0.35 per kilowatt-hour to $0.12 to $0.18 per kilowatt-hour. At these lower levels, solar energy will be competitive with retail electric rates in much of the developed world and with marginal peak wholesale energy prices.

Cell efficiency is a core driver of cost reduction. A single percentage point of conversion efficiency improvement leads to approximately a five percent improvement in installed residential system costs in the U.S. We expect that scale throughout the supply chain and improvements in delivering systems to customers will combine to complement efficiency gains to achieve our 50 percent cost reduction plan.

In 2007, we had cost and efficiency improvements offset by increasing feedstock costs. Silicon continued to be in tight supply. In response, we successfully moved all of our production to 165 micron wafers during the year and plan to move our 2008 production to 145 micron wafers over the course of the year. The combination of our wafer thickness reductions and our highest average efficiency of cell production improved our overall silicon utilization by approximately 10 percent from over 7 grams per watt to under 6.5 grams per watt in the fourth quarter of 2007. This improvement in silicon utilization was important to help offset the increasing cost of silicon in 2007, a trend that we expect to change as our new intermediate and long-term contracts begin delivery in the first quarter of 2008.

Combining higher efficiency cells, lower cost silicon, our thinner wafer initiatives and our manufacturing scale plans, we have strong visibility into our upstream costs. Looking downstream, we will refine our systems design using direct feedback from our customers to deliver systems that are more efficient, cost effective and easier to install. We are also scaling our cell and system technology supply chains and scaling our business processes for our customer delivery channels. All told, we plan to achieve 50 percent cost reduction for an installed system by 2012, and believe we can achieve two-thirds of that goal by 2010.

The fourth component of our strategy is our commitment to our people. Our workforce is growing rapidly, so recruiting, hiring and retaining the best people in the industry is a major focus for our team and specifically for me. Our employees come to SunPower to build a great company and to have a positive impact on the world. We are making direct contributions to the communities we work in and we are laying the foundation to grow as a sustainable company. These efforts will include how we interface with our suppliers, focus our business and run our internal operations. We look forward to expanding our investments in our communities as we grow and establishing SunPower as an example of a sustainable company.

We believe that SunPower's strategies will position us to lead the solar industry into the mainstream electric market. This one trillion dollar market is facing new challenges with the rapid increase in delivered costs of fossil fuels, congested transmission infrastructure and surging demand in India and China. Solar will be a major part of the solution. We estimate that solar could contribute up to 15 percent of new capacity additions by 2015 in markets being developed today. We are driven to scale and reduce our costs to deliver high-performance solar systems to meet that opportunity around the world and across a broad range of customer segments. With the support of our stockholders, employees, customers and suppliers, SunPower will be the leader in offering affordable, reliable, local and clean solar power as a mainstream energy resource.

Sincerely,

Thomas H. Werner
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-51593

SunPower Corporation

(Exact name of registrant as specified in its charter)

Delaware	**94-3008969**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3939 North First Street, San Jose, California 95134
(Address of principal executive offices and zip code)

(408) 240-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock. $0.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant on July 1, 2007 was $2.0 billion. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the Nasdaq Global Market on July 1, 2007. For purposes of determining this amount only, the registrant has defined affiliates as including the executive officers and directors of registrant on July 1, 2007.

The total number of outstanding shares of the registrant's class A common stock as of February 22, 2008 was 39,855,258.

The total number of outstanding shares of the registrant's class B common stock as of February 22, 2008 was 44,533,287.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's definitive proxy statement for the registrant's Annual Meeting of Stockholders for the fiscal year ended December 30, 2007 are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

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TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not represent historical facts. We use words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar expressions to identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, our plans and expectations regarding our ability to obtain polysilicon ingots or wafers, future financial results, operating results, business strategies, projected costs, products, competitive positions, management's plans and objectives for future operations, and industry trends. These forward-looking statements are based on information available to us as of the date of this Annual Report on Form 10-K and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. Please see "Item 1A: Risk Factors" and our other filings with the Securities and Exchange Commission for additional information on risks and uncertainties that could cause actual results to differ. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we are under no obligation to, and expressly disclaim any responsibility to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Our fiscal year ends on the Sunday closest to the end of the applicable calendar year. All references to fiscal periods apply to our fiscal quarters or year which ends on the Sunday closest to the calendar month end.

PART I

ITEM 1: *BUSINESS*

We are a vertically integrated solar products and services company that designs, manufactures and markets high-performance solar electric power technologies. Our solar cells and solar panels are manufactured using proprietary processes and technologies based on more than 15 years of research and development. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, of all the solar cells available for the mass market. Our solar power products are sold through our components business segment, or our components segment. In January 2007, we acquired PowerLight Corporation, or PowerLight, now known as SunPower Corporation, Systems, or SP Systems, which developed, engineered, manufactured and delivered large-scale solar power systems. These activities are now performed by our systems business segment, or our systems segment. Our solar power systems, which generate electric energy, integrate solar cells and panels manufactured by us as well as other suppliers. For more information about financial condition and results of operations of each segment, please see *"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations"* and *"Item 8: Financial Statements and Supplementary Data."*

Business Segments Overview

Components segment: Our components segment sells solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. We believe our solar cells provide the following benefits compared with conventional solar cells:

- superior performance, including the ability to generate up to 50% more power per unit area;
- superior aesthetics, with our uniformly black surface design that eliminates highly visible reflective grid lines and metal interconnect ribbons; and
- efficient use of silicon, a key raw material used in the manufacture of solar cells.

We sell our solar components products to installers and resellers for use in residential and commercial applications where the high efficiency and superior aesthetics of our solar power products provide compelling customer benefits. We also sell products for use in multi-megawatt solar power plant applications. In many situations, we offer a materially lower area-related cost structure for our customers because our solar panels require a substantially smaller roof or land area than conventional solar technology and half or less of the roof or land area of commercial solar thin film technologies. We sell our products primarily in Asia, Europe and North America, principally in regions where government incentives have accelerated solar power adoption. In fiscal 2007, 2006 and 2005, components revenue represented approximately 40%, 100% and 100%, respectively, of total revenue.

We manufacture our solar cells at our manufacturing facilities in the Philippines. We currently operate seven cell manufacturing lines in our solar cell fabrication facilities, with a total rated manufacturing capacity of approximately 214 megawatts per year. By the end of 2008, we plan to operate 12 solar cell manufacturing lines with an aggregate manufacturing capacity of 414 megawatts per year. We plan to begin production as soon as the first quarter of 2010 on the first line of a third solar cell manufacturing facility designed to have an aggregate manufacturing capacity of 500 megawatts per year.

We manufacture our solar panels at our panel manufacturing factory located in the Philippines. Our solar panels are also manufactured for us by a third-party subcontractor in China. We currently operate three solar panel manufacturing lines with a rated manufacturing capacity of 90 megawatts of solar panels per year. In addition, our SunPower branded inverters are manufactured for us by multiple suppliers.

Systems segment: Our systems segment sells solar power systems and system technology directly to system owners. When we sell a solar power system it may include services such as development, engineering, procurement of permits and equipment, construction management, access to financing, monitoring and maintenance. We believe our solar systems provide the following benefits compared with competitors' systems:

- superior performance delivered by maximizing energy delivery and financial return through systems technology design;

- superior systems design to meet customer needs and reduce cost, including non-penetrating, fast-install technology; and
- superior channel breadth and delivery capability including turnkey systems.

Our systems segment is comprised primarily of the business we acquired from SP Systems in January 2007. Our customers include commercial and governmental entities, investors, utilities and production home builders. We work with development, construction, system integration and financing companies to deliver our solar power systems to customers. Our solar power systems are designed to generate electricity over a system life typically exceeding 25 years and are principally designed to be used in large-scale applications with system ratings of typically more than 500 kilowatts. Worldwide, more than 400 SunPower solar power systems are commissioned or in construction, rated in aggregate at more than 300 megawatts of peak capacity. In fiscal 2007, systems revenue represented approximately 60% of total revenue.

We have solar power system projects completed or in the process of being completed in various countries including Germany, Italy, Portugal, South Korea, Spain and the United States. We sell distributed rooftop and ground-mounted solar power systems as well as central-station power plants. Distributed solar power systems are typically rated at more than 500 kilowatts of capacity to provide a supplemental, distributed source of electricity for a customer's facility. Many customers choose to purchase solar electricity from our systems under a power purchase agreement with a financing company which buys the system from us. For example, we recently completed the construction of an approximately 14 megawatt solar power plant at Nellis Air Force Base in Nevada, which will be operated under a power purchase agreement structure with a financier. In Europe and South Korea, our products and systems are typically purchased by a financing company and operated as a central station solar power plant. These power plants are rated with capacities of approximately one to 20 megawatts, and generate electricity for sale under tariff to private and public utilities.

We manufacture certain of our solar power system products at our manufacturing facilities in California and at other facilities located close to our customers. Some of our solar power system products are also manufactured for us by third-party suppliers.

Our Products and Services

Products Sold Through Our Components Segment

Our solar power products include solar cells and solar panels manufactured using proprietary processes and technologies based on more than 15 years of research and development. We also sell a line of branded inverters.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity. Our A-300 solar cell is a silicon solar cell with a specified power value of 3.1 watts and a conversion efficiency of between 20% and 21.5%. Our next generation solar cell delivers 3.3 watts with efficiency of up to 22.7% and started shipping in 2007. Our solar cells are designed without highly reflective metal contact grids or current collection ribbons on the front of the solar cells. This feature enables our solar cells to be assembled into solar panels that exhibit a more uniform appearance than conventional solar panels.

Solar Panels

Solar panels are solar cells electrically connected together and encapsulated in a weatherproof package. We believe solar panels made with our solar cells are the highest efficiency solar panels available for the mass market. Because our solar cells are more efficient relative to conventional solar cells, when our solar cells are assembled into panels, the assembly cost per watt is less because more power can be incorporated into a given size package. Higher solar panel efficiency allows installers to mount a solar power system with more power within a given roof or site area and can reduce per watt installation costs.

Inverters

Inverters transform direct current, or DC, electricity produced by solar panels into the more common form of alternating current, or AC, electricity. Inverters are used in virtually every on-grid solar power system and typically feed power either directly into the home electrical circuit or into the utility grid. In North America, we sell a line of branded inverters specifically designed for use in residential and commercial systems. Our inverter product line currently includes approximately twelve models spanning a power range of 2.5 to 5.2 kilowatts. Our packaged system designs optimize performance through the appropriate combination of these inverters with our solar panels. Our units are highly efficient, possessing above-average DC to AC conversion efficiency compared to other commercially available units in their class, according to the California Energy Commission. Our inverters are manufactured for us by Xantrex, SMA Technologie AG and PV Powered. Xantrex is a worldwide leader in power electronics with a specialization in solar power conditioning components, while SMA Technologie AG and PV Powered concentrate specifically in the manufacturing of inverters for the solar electric market.

Products Sold Through Our Systems Segment

Our solar electric power system technology integrates solar cells and solar panels to convert sunlight to electricity. Our systems are principally designed to be used in large-scale utility, commercial, public sector and production home applications.

PowerGuard® Roof System

The PowerGuard® Roof System is a roof-mounted solar panel mounting system that delivers reliable, clean electricity while insulating and protecting the roof. PowerGuard® is a proprietary, pre-engineered solar power roofing tile system. Each PowerGuard® tile consists of a solar laminate, lightweight cement substrate and styrofoam base. Designed for quick and easy installation, PowerGuard® tiles fit together with interlocking tongue-and-groove side surfaces. In addition to generating electricity, PowerGuard® roof systems also insulate and protect the roof membrane from ultraviolet rays and thermal degradation. This saves both heating and cooling energy expenses and extends the roof life. The PowerGuard® roof system has been tested and certified by Underwriters Laboratories Inc., or UL, and has received a UL Class B fire rating which we believe facilitates obtaining building permits and inspector approvals.

The PowerGuard® system resists wind uplift without compromising the rooftop's structural integrity. In comparison, conventional solar power systems typically penetrate the roof. Systems that require drilling many holes into rooftops to install and secure solar panels may compromise the integrity of the roof and reduce its life span. To avoid drilling holes, certain other conventional systems add weight for stability against wind and weather, which may exceed weight limits for some commercial buildings' roofs.

PowerGuard® tiles typically weigh approximately four pounds per square foot, which is supported by most commercial rooftops. Our technology integrates this lightweight construction with a patented pressure equalizing design that has been tested to withstand winds of up to 140 mph. PowerGuard® roof systems have been installed in a broad range of climates, including California, Illinois, Hawaii, Massachusetts, Nevada, New Jersey, New York, Canada and Switzerland and a wide variety of building types, from rural single story warehouses to urban high rise structures.

SunPower T-10 Commercial Solar Roof Tiles

SunPower T-10 commercial solar roof tiles are pre-engineered solar panels that tilt at a 10-degree angle to generate up to 10% more annual energy output than traditional flat roof-mounted systems depending on geographic location and local climate conditions. These non-penetrating panels interlock for secure, rapid installation on rooftops without compromising the structural integrity of the roof.

Similar to our PowerGuard® product, the SunPower T-10 commercial roof tile is lightweight, weighing less than four pounds per square foot, and is installed without penetrating the roof surface. Sloped side and rear wind deflectors improve wind performance, allowing T-10 arrays to withstand winds up to 120 miles per hour.

Whereas PowerGuard® performance is optimized in constrained rooftop environments where it contributes to maximum power density, commercial roof tile performance is optimized for larger roofs with less space constraints as well as underutilized tracks of land, such as ground reservoirs.

SunTile® Roof Integrated System for Residential Market

SunTile® is a highly efficient solar power shingle roofing system utilizing our A-300 solar cell technology that is designed to integrate with conventional residential roofing materials. SunTile® solar shingles are designed to replace multiple types of roof panels, including the most common concrete flat, low and high profile "S" tile and composition shingles. We believe that SunTile® is less visible on a roof than conventional solar technology because the solar panel is integrated directly into the roofing material instead of mounted onto the roof. SunTile® has a UL-listed Class A fire rating, which is the highest level of fire rating provided by Underwriters Laboratories Inc. SunTile® is designed to be incorporated by production home builders into the construction of their new homes communities.

Ground Mounted SunPower™ Tracker Systems

We offer several types of ground-mounted solar power systems using our PowerTracker® technology, now referred to as SunPower™ Tracker. SunPower™ Tracker is a single-axis tracking system that automatically pivots solar panels to track the sun's movement throughout the day. We believe this tracking feature increases the amount of sunlight that is captured and converted into energy by up to 35% over flat or fixed-tilt systems depending on geographic location and local climate conditions. A single motor and drive mechanism can control 10 to 20 rows or more than 200 kilowatts of solar panels. The multi-row feature represents a cost advantage for our customers over dual axis tracking systems, as such systems require more motors, drives, land, and power to operate per kilowatt capacity. The SunPower™ Tracker system can be assembled onsite, and is easily scalable. We have installed ground-mounted systems integrating SunPower™ Tracker in a wide range of geographical markets including Arizona, California, Hawaii, Nevada, New Jersey, Germany, Portugal, Spain and South Korea.

Fixed Tilt and SunPower™ Tracker Systems for Parking Structures

We have developed and patented several designs for solar power systems for parking structures in multiple configurations. These dual use systems typically incorporate solar panels into the roof of a carport or similar structure to deliver onsite solar power while providing shade and protection. Aesthetically pleasing, standardized and scalable, they are well suited for parking lots adjacent to facilities. In addition, we have incorporated our SunPower™ Tracker technology into certain of our systems for elevated parking structures to provide a differentiated product offering to our customers. We have completed complex parking structure-based systems for clients such as the U.S. Navy, the U.S. Postal Service and Johnson & Johnson.

Other System Offerings

We have other products that leverage our core systems. For example, our metal roof system is designed for sloped-metal roof buildings, which are used in some winery and warehouse applications. This solar power system is designed for rapid installation. We also offer other architectural products such as day lighting with translucent solar panels.

Client Services Sold Through Our Systems Segment

We provide our customers and partners with a variety of services, including system design, energy efficiency, financial consulting and analysis, construction management and maintenance and monitoring.

System Design

We design solar power systems taking into account the customer's location, site conditions and energy needs. During the preliminary design phase, we conduct a site audit and building assessment for onsite generation feasibility and identify energy efficiency savings opportunities. We model the performance of a proposed system design taking into account variables such as local weather patterns, utility rates and other relevant factors at the

customer's location. We also identify necessary permits and design our systems to comply with applicable building codes and other regulations.

Financial Consulting and Analysis

We offer financial consulting services to our customers using various financing vehicles and government programs. We assist our customers in developing funding strategies for solar power projects depending on a customer's size, cash flow and tax status. We have partnered with financial companies and organizations such as Morgan Stanley, GE Commercial Finance and MMA Renewable Ventures (a subsidiary of MuniMae), which provide project development financing and bonding for our customers. To date, we have successfully arranged financing for clients ranging from simple loans and tax-advantaged operating leases to long-term, multi-party power purchase agreements.

Construction Management

We offer general contracting services and employ project managers to oversee all aspects of system installation, including securing necessary permits and approvals. Subcontractors, typically electricians and roofers, usually provide the construction labor, tools and heavy equipment for solar system installation. We have developed relationships with subcontractors in many target markets, and require subcontractors to be licensed, carry appropriate insurance and adhere to the local labor and payroll requirements. Our construction management services include system testing, commissioning and management of utility network interconnection.

Maintenance and Monitoring

We also offer post-installation services in support of our solar power systems, including:

Operations and Maintenance: Our systems have a design life in excess of 25 years. We typically provide our customers with a one-, two-, five- or ten-year parts and workmanship system warranty, after which the customer may extend the period covered by our warranty for an additional fee. We also pass through to customers long-term warranties from the original equipment manufacturers of certain system components. Warranties of 20 to 25 years from solar panel suppliers are standard, while inverters typically carry a two-, five- or ten-year warranty. We offer our customers a series of maintenance services ranging from our Standard Service level to our Plus Service level. Standard Service includes continuous remote monitoring of system performance and 72-hour on-site response to any system problem through a qualified local service technician. Plus Service includes annual preventive maintenance as well as certain forms of system testing.

Monitoring: We have developed our proprietary Data Acquisition System, or DAS, to monitor system performance used in most of the commercial systems we install. The DAS continuously scans the performance of the system and local weather data and stores average data for the past 15 minutes in a data logger. An automated daily algorithm determines if systems are performing per specification, and an automated report is generated for our customer service department, allowing for proactive performance diagnostics and maintenance. Customers can access historical or daily system performance data through our customer website www.sunpowermonitor.com. Our customers often choose to install electronic kiosks for flat-panel displays to track performance information at their facility. We believe these displays enhance our brand and educate the public and prospective customers about solar power.

Energy Efficiency Consulting and Related Services Sold Through Our Systems Segment

In addition to our solar power systems, we provide related Energy Efficiency services designed to increase the total return on investment through an integrated, seamless solution. We provide custom solar power generation and demand side management solutions to minimize facility energy use and demand, improve building operation controls and increase the comfort level of building occupants. Our experienced personnel have completed projects that include:

Heating, ventilation and air conditioning upgrades: reduces energy use, facilitates building operations and improves the comfort level of inhabitants.

Variable frequency drives: reduces energy use by controlling motors installed on pumps, fans, compressors, chillers and boilers to optimize motor performance and reduce load.

Lighting efficiency services: reduces energy use by determining the optimal mix of energy efficient lighting though comprehensive assessment of light levels, spectrum and energy consumption.

Energy management systems: minimizes costs by balancing energy consumption and supply; achieves energy savings through equipment scheduling, automated controls/alarms and performance monitoring.

Building retro commissioning: offers a building "tune-up" to ensure optimal performance, specifically focusing on equipment scheduling and diagnostics, sequence of operations and control set points.

Corporate History

We were incorporated as a California Corporation in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic solar electric cell technology. Cypress Semiconductor Corporation, or Cypress, made a significant investment in SunPower in 2002. On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. In November 2005, we reincorporated in Delaware, created two classes of common stock and held the initial public offering, or IPO, of our class A common stock. After completion of our IPO, Cypress held approximately 52.0 million shares of our class B common stock, representing all the outstanding shares of our class B common stock. Shares of our class A common stock trade on the Nasdaq Global Market.

Relationship with Cypress Semiconductor Corporation

On May 4, 2007, Cypress completed the sale of 7.5 million shares of class B common stock in an offering pursuant to Rule 144 of the Securities Act. Such shares converted to 7.5 million shares of class A common stock upon the sale. As of December 30, 2007, including the effect of the sale completed in May 2007, public offerings of class A common stock in June 2006 and July 2007, and issuance of senior convertible debentures in February 2007 and July 2007, Cypress owned approximately 44.5 million shares of class B common stock, which represented approximately 56% of the total outstanding shares of our common stock, or approximately 51% of such shares on a fully diluted basis after taking into account outstanding stock options (or 49% of such shares on a fully diluted basis after taking into account outstanding stock options and shares loaned to underwriters of our convertible indebtedness). Cypress also holds approximately 90% of the voting power of our total outstanding common stock, as our class B common stock has 8 votes per share compared to one vote per share for our class A common stock. Cypress, its successors in interest or its subsidiaries may convert their shares of class B common stock into shares of class A common stock on a one-for-one basis at any time. Cypress announced on October 6, 2006 and reiterated on October 19, 2006 that it was exploring ways in which to allow its stockholders to fully realize the value of its investment in SunPower. Cypress has made public statements since October 19, 2006 that were consistent with these announcements.

We have entered into various agreements with Cypress including a master separation agreement, an employee matters agreement, a tax sharing agreement, a master transition services agreement, a wafer manufacturing agreement, a lease for certain manufacturing assets, an investor rights agreement, and an indemnification and insurance matters agreement. Our lease of a Cypress facility which we use for manufacturing in the Philippines contains an option for us to purchase the facility. See Note 3 of Notes to our Consolidated Financial Statements.

Under the terms of the master transition services agreement, we will pay Cypress for the services provided to us, at Cypress' cost or at the rate negotiated with Cypress for a period of three years following November 22, 2005 or until a change of control, whichever occurs first. Under the terms of our lease agreement, we will pay Cypress a rate equal to the cost to Cypress for the lease of our Philippines facility until the earlier of 10 years after November 22, 2005 or a change of control of our company. Thereafter, we will pay market rate rent for the facility for the remainder of the 15-year lease. Under the terms of the wafer manufacturing agreement, we pay Cypress to make infrared and imaging detector products for us at prices consistent with the then current Cypress transfer pricing,

which is equal to the forecasted cost to Cypress to manufacture the wafers for the next three years or until a change of control of our company. See Note 3 of Notes to our Consolidated Financial Statements.

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC Programmable System-on-Chip, USB controllers, general-purpose programmable clocks and memories. Cypress also offers wired and wireless connectivity solutions that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets including consumer, computation, data communications, automotive, industrial and solar power. Cypress trades on the NYSE under the ticker symbol "CY."

PowerLight Acquisition

On January 10, 2007, we completed the acquisition of PowerLight Corporation, or PowerLight. PowerLight was incorporated in California on January 25, 1995 to design, manufacture and install grid-connected commercial solar electric products and systems. PowerLight was the earliest system integrator for commercial applications and developed a broad portfolio of patented designs for rooftop, ground-mounted and tracking system technologies. In connection with the acquisition, total purchase consideration and future stock compensation for the transaction was $334.4 million, consisting of $120.7 million in cash and $213.7 million in common stock, restricted stock, stock options and related acquisition costs. In June 2007, we changed PowerLight's name to SunPower Corporation, Systems, to capitalize on our strong name recognition.

Research and Development

We engage in extensive research and development efforts to improve solar cell efficiency, enhance our system segment products and reduce manufacturing cost and complexity. Our research and development organization works closely with our manufacturing facility, our equipment suppliers and our customers to improve our solar cell design and lower cell, panel and system product manufacturing and assembly costs. In addition, we have dedicated employees who work closely with our current and potential suppliers of silicon ingots, a key raw material used in the manufacture of our solar cells, to develop specifications that meet our standards and ensure the high quality we require, while at the same time controlling costs.

Our research and development expenditures were approximately $13.6 million, $9.7 million and $6.5 million for the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. We have government contracts that enable us to more rapidly develop new technologies and pursue additional research opportunities while helping to offset our research and development expense. Payments received under these contracts offset our research and development expense by approximately 21%, 8% and 7% in fiscal 2007, 2006 and 2005, respectively. In the third quarter of 2007, we signed a Solar America Initiative agreement with the U.S. Department of Energy in which we were awarded $8.5 million in the first budgetary period. Total funding for the three-year effort is estimated to be $24.7 million. Our cost share requirement under this program, including lower-tier subcontract awards, is anticipated to be $27.9 million. This contract replaced our three-year cost-sharing research and development project with the National Renewable Energy Laboratory, entered into in March 2005, to fund up to $3.0 million or half of the project costs to design our next generation solar panels.

For more information about these grants, including the government's limited rights to use technology developed as a result of such grants, please see *"Item 1A: Risk Factors"* including *"— Our reliance on government programs to partially fund our research and development programs could impair our ability to commercialize our solar power products and services and increase our research and development expenses."*

Manufacturing

We manufacture our solar cells through our subsidiary, SunPower Philippines Manufacturing Limited, in a 215,000 square foot facility located near Manila in the Philippines. This plant began operations in the fall of 2004 where we currently operate four solar cell manufacturing lines, with a total rated manufacturing capacity of approximately 108 megawatts per year. In August 2006, we purchased a 344,000 square foot building in the Philippines. This facility is approximately 20 miles from our existing facility and is being constructed to house up to 12 solar cell manufacturing lines. We recently began operating three manufacturing lines in the new facility,

resulting in a total of seven manufacturing lines with an aggregate production capacity of 214 megawatts per year. By the end of 2008, we plan to operate 12 solar cell manufacturing lines with an aggregate manufacturing capacity of 414 megawatts per year. We plan to begin production as soon as the first quarter of 2010 on the first line of a third solar cell manufacturing facility designed to have an aggregate manufacturing capacity of 500 megawatts per year.

We manufacture our solar panels at our panel manufacturing factory located in the Philippines. Our solar panels are also manufactured for us by a third-party subcontractor in China. We currently operate three solar panel manufacturing lines with a rated manufacturing capacity of 90 megawatts of solar panels per year. In addition, our SunPower branded inverters are manufactured for us by multiple suppliers.

The solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is created by refining quartz or sand. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contractual basis and then slice the ingots into wafers. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility. We also purchase wafers and polysilicon from third-party vendors on a purchase order or contract basis.

Over the past 15 years, we have developed a core competency in processing thin silicon wafers. This proprietary semiconductor processing expertise involves specialized equipment and facilities that we believe allow us to process thin wafers while minimizing breakage and accurately controlling the effect of metallic contaminants and other non-desirable process conditions.

We source the balance of system components based on quality, performance and cost considerations using solar cells and solar panels supplied internally as well as from other third-party suppliers. "Balance of system components" are components of a solar power system other than the solar panels, including mounting structures, SunPower™ Tracker, inverters, charge controllers, grid interconnection equipment and other devices depending upon the specific requirements of a particular system and project. We generally assemble proprietary components, such as cementitious coatings and certain adhesive applications, while we purchase generally available components from third-party suppliers.

Certain of our products, such as our PowerGuard® and SunTile® products, are assembled at our or a third-party contractor's assembly plant prior to shipment to the project location. Other products such as our SunPower™ Tracker and T-10 commercial roof tiles are field assembled with components shipped directly from suppliers. We currently have the capacity to produce up to an aggregate of 20 megawatts of our PowerGuard® and SunTile® products per year, depending on product mix, in our California assembly plant or third-party contractor's assembly plant.

Supplier Relationships

Crystalline silicon is the leading commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multicrystalline, or polycrystalline silicon, ribbon and sheet silicon and thin-layer silicon. There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of silicon solar cells. We believe that this shortage will continue through 2008, or potentially for a longer period. The price that we paid for polysilicon increased during 2005 through 2007. We expect our average polysilicon prices to decrease in 2008 based on our existing supply arrangements with vendors. For more information about the general availability of polysilicon, ingots and wafers, and our procurement efforts, please see *"Item 1A: Risk Factors"* including *"— The solar power industry is currently experiencing an industry-wide shortage of polysilicon. This shortage poses several risks to our business, including possible constraints on revenue growth and possible decreases in our gross margins and profitability."*

With respect to supplies for our components segment, we purchase polysilicon, silicon ingots, inverters, solar panels and a balance of system components on both a contracted and a purchase order basis. We have contracted with some of our suppliers for multi-year supply agreements. Under such agreements, we have annual minimum purchase obligations. Many of these agreements include liquidated damages if either party fails to perform. To date, we have experienced minimal shipment delays in ingot and wafer supply under these multi-year supply agreements.

With respect to supplies for our systems segment, we are able to utilize solar panels from various manufacturers depending on power, performance and cost requirements for our construction projects. We historically

partnered, and intend to continue to partner, with solar cell and panel manufacturers that offer the most advanced solar panel technologies and the highest quality products, including Evergreen Solar, Inc., Mitsui Comtek Corp., a distributor for Sanyo Electronics Co., Ltd and Q-Cells Aktiengesellschaft.

For suppliers operating under purchase orders, we structure our agreements as firm purchase orders at a predetermined price or non-binding forecasts of our annual or quarterly product needs to our suppliers and then periodically issue purchase orders for specific projects. These suppliers are generally under no legal obligation to supply inverters, solar panels or other components or raw materials to us until they have accepted our purchase orders. We have experienced situations in which pricing terms and quantity commitments under accepted purchase orders were not honored as a result of the polysilicon shortage.

Customers

Components Customers

We currently sell our solar power products to system integrators and original equipment manufacturers, or OEMs. System integrators typically design and sell complete systems that include our solar panels along with other system components. Our system integrators also incorporate inverters we provide for their system offerings. OEMs typically incorporate our A-300 solar cells into specialty solar panels designed for specific applications. We sell our products in countries in Europe, Asia and North America, principally in regions where government incentives have accelerated solar power adoption.

We currently work with a number of customers who have specific expertise and capabilities in a given market segment or geographic region. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and geographic regions to continue to decrease our customer concentration and dependence. To date, a substantial amount of our components revenue from our solar power products has been generated from two systems integrator customers in Europe, Conergy AG, or Conergy, and Solon AG, or Solon. Conergy accounted for approximately 7%, 25% and 45% of our total revenue in fiscal 2007, 2006 and 2005, respectively. Solon accounted for approximately 9%, 24% and 16% of our total revenue in fiscal 2007, 2006 and 2005, respectively. Before our acquisition of PowerLight, PowerLight accounted for 16% of our total combined revenue in fiscal 2006. International sales comprise the majority of component revenue and represented approximately 64%, 68% and 70% of component revenue in fiscal 2007, 2006 and 2005, respectively. We anticipate that a significant amount of our total revenue will continue to be generated by sales to customers outside the United States. A significant portion of our sales are denominated in Euros. A table providing total revenue by geography for the last three fiscal years is found in Note 18 to Consolidated Financial Statements in *"Item 8: Financial Statements and Supplementary Data."*

Systems Customers

Our direct and indirect customers include commercial and governmental entities, investors, electric utilities, production home builders and homeowners. We work with construction, system integration and financing companies to deliver our solar power systems to the end-users of electricity. We often work with financing companies that purchase solar power systems from us, and then sell solar electricity generated from these systems under power purchase agreements to end-users. Under power purchase agreements, the end-users pay the financing companies over an extended period of time based on energy they consume from the solar power systems, rather than paying for the full capital cost of purchasing the solar power systems up front. Worldwide, more than 400 SunPower solar power systems are commissioned or in construction, rated in aggregate at more than 300 megawatts of peak capacity. In addition, our new homes division and our dealer network have deployed thousands of SunPower rooftop solar systems to residential customers. We have solar power system projects completed or in the process of being completed in various countries including Germany, Italy, Portugal, South Korea, Spain and the United States.

Domestic and international systems sales represented approximately 51% and 49%, respectively, of our systems segment's revenue in fiscal 2007. Installations in Spain, California and Nevada accounted for 46%, 24% and 22%, respectively, of our systems revenue for the year ended December 30, 2007. In January 2007, we completed the installation of a single system in Serpa, Portugal, rated at over eleven megawatts. In December 2007, we completed the construction of an approximately 14 megawatt solar power plant at Nellis Air Force Base in

Nevada that currently represents the largest installed solar power project in North America. During fiscal 2007, approximately 60% of our United States systems revenue was derived from public sector projects and the other 40% was derived from the private sector. We have developed long-standing relationships with many of our customers. For the year ended December 30, 2007, an estimated 85% of our systems segment revenues came from pre-existing direct or indirect customers. Our largest systems customers for fiscal 2007 were SolarPack Corporacion Technologica, S.L. in Spain and MMA Renewable Ventures (a subsidiary of MuniMae), whose revenue accounted for approximately 18% and 16%, respectively, of our total revenue in fiscal 2007.

Marketing and Sales

We market and sell solar electric power technologies worldwide through a direct sales force. We have direct sales personnel or representatives in Spain, Germany, Italy, Singapore, Switzerland, Korea and the United States. We also partner with certain value-added resellers, or VARs, throughout the world. Approximately 85%, 73% and 98% of our revenue for the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively, were derived through our direct sales force and sales affiliates, with the remainder from VARs. We provide warranty coverage on systems we sell through our direct sales force, sales affiliates and VARs. To the extent we sell through VARs, we may provide system design and support services while the VARs are responsible for construction, maintenance and service.

Our marketing programs include conferences and technology seminars, sales training, public relations and advertising. Our sales and marketing group works closely with our research and development and manufacturing groups to align our product development roadmap. Our sales and marketing group also coordinates our product launches and ongoing demand and supply planning with our development, operations and sales groups, as well as with our customers, direct sales representatives and distributors. We support our customers through our field application engineering and customer support organizations. Please see Note 18 of Notes to our Consolidated Financial Statements for information regarding our revenue by geographic region.

Backlog

Components Segment: Our solar cell, solar panel and inverter sales within the components segment are typically ordered by customers under standard purchase orders with relatively short delivery lead-times. We have entered into long-term supply agreements with certain customers that contain minimum firm purchase commitments. However, products to be delivered and the related delivery schedules under these long-term contracts are generally subject to revision by our customers. Accordingly, our backlog at any particular date is not necessarily representative of actual sales for any succeeding period and we believe that our backlog is not a meaningful indicator of future component revenue.

Systems Segment: Our systems segment revenue is primarily comprised of engineering, procurement and construction, or EPC, projects which are governed by customer contracts that require us to deliver functioning solar power systems and are generally completed within 6 to 36 months from the date of the contract signing. In addition, our systems segment also derives revenues from sales of certain solar power products and services that are smaller in scope than an EPC project. Our systems segment backlog represents the uncompleted portion of contracted projects and totaled approximately $521.2 million as of December 30, 2007, of which approximately $510.2 million is expected to be completed during fiscal 2008. Our systems segment's backlog does not include orders for contracts that do not have readily determinable pricing or which are not considered firm by management, such as contracts in our new homes group that are generally changeable and cancelable at the customer's option.

Our EPC contracts are often cancelable by our customers under certain situations. In addition, systems project revenues and related costs are often subject to delays or scope modifications based on change orders agreed to with our customers, or changes in the estimated construction costs to be incurred in completing the project. Accordingly, our systems segment backlog may not be a meaningful indicator of future systems revenue for any particular period of time.

Competition

The market for solar electric power technologies is competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our components solar products compete with a large number of competitors in the solar power market, including BP Solar International Inc., Evergreen Solar, Inc., First Solar Inc., Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Q-Cells AG, Sanyo Corporation, Sharp Corporation, SolarWorld AG and Suntech Power Holdings Co., Ltd. Some of our competitors have established a stronger market position than ours and have larger resources and recognition than we have. In addition, universities, research institutions and other companies such as First Solar have brought to market alternative technologies such as thin films and concentrators, which may compete with our technology in certain applications. Furthermore, the solar power market in general competes with other sources of renewable energy and conventional power generation.

We believe that the key competitive factors in the market for solar cells and solar panels include:

- power efficiency and performance;
- price;
- aesthetic appearance of solar cells and panels;
- strength of distribution relationships; and
- timeliness of new product introductions.

We believe that we compete favorably with respect to these factors.

We may also face competition from some of our customers which may develop products or technologies internally which are competitive with our products, or which may enter into strategic relationships with or acquire existing solar power product providers.

Our systems solar power products and services also compete against other power generation sources including conventional fossil fuels supplied by utilities, other alternative energy sources such as wind, biomass, concentrated solar power and emerging distributed generation technologies such as micro-turbines, sterling engines and fuel cells. We believe solar power has certain advantages when compared to these other power generating technologies. We believe solar power offers a stable power price compared to utility network power, which typically increases as fossil fuel prices increase. In addition, solar power systems are deployed in many sizes and configurations and do not produce air, water and noise emissions. Most other distributed generation technologies create environmental impacts of some sort. The high up-front cost of solar relative to utility network power, however, is the primary market barrier for on-grid applications.

In the large-scale on-grid solar power systems market, we face direct competition from a number of companies, including those that manufacture, distribute, or install solar power systems as well as construction companies that have expanded into the renewable sector. Many of these companies sell our products as well as their own or those of other manufacturers. Our systems segment primary competitors in the United States include BP Solar International, Inc., a subsidiary of BP p.l.c., Conergy Inc., DT Solar, EI Solutions, Inc., GE Energy, a subsidiary of General Electric Corporation, Schott Solar, Inc., Solar Integrated Technologies, Inc., SPG Solar, Inc., Sun Edison LLC, Sunlink Corporation, SunTechnics Installation & Services, Inc., Thompson Technology Industries, Inc. and WorldWater & Power Corporation. Our systems segment primary competitors in Europe include BP Solar, City Solar AG, Conergy (through its subsidiaries AET Alternitive Energie Technik GmbH, SunTechnics Solartechnik GmbH and voltwerk AG), PV-Systemtechnik Gbr, SAG Solarstrom AG, Solon AG and Taufer Solar GmbH. We also compete with several country specific system integrators and large construction companies, such as Fomento de Construccion y Contratas, Elecnor, S.A. and Iberinco in Spain to name a few. In each country where we enter as an EPC contractor we face new competitors who may have strong prior experience in developing energy projects or generally large scale construction projects. In addition, we will occasionally compete with distributed generation equipment suppliers such as Caterpillar, Inc. and Cummins, Inc.

Competition is intense, and many of our competitors have significantly greater access to financial, technical, manufacturing, marketing, management and other resources than we do. Many also have greater name recognition,

a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential suppliers, resellers and their customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can. Consolidation or strategic alliances among our competitors may strengthen these advantages and may provide them greater access to customers or new technologies. We may also face competition from some of our resellers, who may develop products internally that compete with our product and service offerings, or who may enter into strategic relationships with or acquire other existing solar power system providers. To the extent that government funding for research and development grants, customer tax rebates and other programs that promote the use of solar and other renewable forms of energy are limited, we compete for such funds, both directly and indirectly, with other renewable energy providers and customers.

The principal elements of competition in the solar systems market include technical expertise, experience, delivery capabilities, diversity of product offerings, financing structures, marketing and sales, price, product performance, quality and reliability, and technical service and support. We believe that we compete favorably with respect to each of these factors, although we may be at a disadvantage in comparison to larger companies with broader product lines and greater technical service and support capabilities and financial resources. If we cannot compete successfully in the solar power industry, our operating results and financial condition will be adversely affected.

Intellectual Property

We rely on a combination of patent, copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights. "SunPower" is our registered trademark in the United States and the European Community for solar cells and panels. We also hold registered trademarks for PowerLight®, PowerGuard®, PowerTracker® and SunTile® in the United States and registered trademarks for PowerLight® and PowerGuard® in the European Community. We are seeking registration of SunPower® marks in a number of foreign jurisdictions where we conduct business. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our solar cells, technology or business plans, and we typically enter into proprietary information agreements with employees and consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours.

Although we apply for patents to protect our technology, our revenue is not dependent on any particular patent we own. As of December 30, 2007, including the United States and foreign countries, we had 80 issued patents and over 100 patent applications pending across the entire company. We are co-owners of three additional patents with Honda Giken Kogyo Kabushiki Kaisha. Pending patent applications or any future patent application may or may not result in a patent being issued with the scope of the claims we seek, and issued patents may be challenged, invalidated or declared unenforceable. We intend to continue assessing appropriate opportunities for patent protection of those aspects of our technology, designs, and methodologies and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facility.

Our precautions may not prevent misappropriation or infringement of our intellectual property. Third parties could infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. Our failure or inability to adequately protect our intellectual property could materially harm our business. For more information about risks related to our intellectual property, please see *"Item 1A: Risk Factors"* including "*— We are dependent on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.*" and "*— One of our key products, the PowerTracker®, now referred to as SunPower™ Tracker, was acquired through an assignment and acquisition of the patents associated with the product from a third-party individual, and if we are unable to continue*

to use this product, our business, prospects, operating results and financial condition would be materially harmed." and "*— We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer."* and "*— We may not obtain sufficient patent protection on the technology embodied in the solar cells or solar system components we currently manufacture and market, which could harm our competitive position and increase our expenses."*

Public Policy Considerations

Different policy mechanisms have been used by governments to accelerate the adoption of solar power. Examples of customer-focused financial mechanisms include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Capital cost rebates provide funds to customers based on the cost of size of a customer's solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their solar system. Feed-in tariffs pay customers for solar power system generation based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer's taxes at the time the taxes are due. In the United States and other countries, net metering has often been used as a supplemental program in conjunction with other policy mechanisms. Under net metering, a customer can generate more energy than used, during which periods the electricity meter will spin backwards. During these periods, the customer "lends" electricity to the grid, retrieving an equal amount of power at a later time. Net metering encourages customers to size their systems to match their electricity consumption over a period of time, for example over a month or a year, rather than limiting solar generation to matching customers' instantaneous electricity use.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, several states in the United States have adopted renewable portfolio standards, or RPS, which mandate that a certain portion of electricity delivered to customers come from a set of eligible renewable energy resources. In certain developing countries, governments are establishing initiatives to expand access to electricity, including initiatives to support off-grid rural electrification using solar power.

Environmental Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of foreign, federal, state and local governmental laws and regulations related to the purchase, storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. In addition, under some foreign, federal, state and local statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for our new facility. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. We are not aware of any pending or threatened environmental investigation, proceeding or action by foreign, federal, state or local agencies, or third parties involving our current facilities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition.

Employees

As of December 30, 2007, we had approximately 3,530 employees worldwide, including approximately 380 employees located in the United States, 3,110 employees located in the Philippines and 40 employees located in other countries. Of these employees, approximately 3,130 were engaged in manufacturing, 90 employees in construction projects, 10 employees in product assembly, 70 employees in research and development,

150 employees in sales and marketing and 80 employees in general and administrative. None of our employees is covered by a collective bargaining agreement. Some of our services, including certain information technology, legal, tax, treasury and human resources services, are provided by Cypress pursuant to a master transition services agreement between us and Cypress, as further described in Note 3 of Notes to Consolidated Financial Statements. We have never experienced a work stoppage and we believe relations with our employees are good.

Available Information

We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 free of charge on our website at www.sunpowercorp.com, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission, or the SEC. Additionally, copies of materials filed by us with the SEC may be accessed at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. or at the SEC's website at http://www.sec.gov. For information about the SEC's Public Reference Room, the public may contact 1-800-SEC-0330. Copies of material filed by us with the SEC may also be obtained by writing to us at our corporate headquarters, SunPower Corporation, Attention: Investor Relations, 3939 North First Street, San Jose, California 95134, or by calling (408) 240-5500. The contents of our website are not incorporated into, or otherwise to be regarded as a part of, this Annual Report on Form 10-K.

ITEM 1A: *RISK FACTORS*

The following discussion of risk factors contains "forward-looking statements" as discussed in "Item 1: Business" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations." These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with "Item 1: Business" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and trading price of our common stock. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may also adversely affect our business, financial condition, results of operations, cash flows, and trading price of our class A common stock.

Risks Related to Our Business

The solar power industry is currently experiencing an industry-wide shortage of polysilicon. This shortage poses several risks to our business, including possible constraints on revenue growth and possible decreases in our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar cells. Polysilicon is created by refining quartz or sand. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contractual basis and then slice the ingots into wafers. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility. We also purchase wafers and polysilicon from third-party vendors.

There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. We expect that the average spot price of polysilicon will continue to increase in the near-term. Increases in polysilicon prices have in the past increased our manufacturing costs and may impact our manufacturing costs and net income in the future. Even with these price increases, demand for solar cells has increased, and many of our principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it may increase the demand for polysilicon in the near-term and further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector will compound the shortage. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture

of polysilicon are under construction, we do not believe that the supply imbalance will be remedied in the near-term. We expect that polysilicon demand will continue to outstrip supply through much of 2008 and potentially for a longer period.

Although we have arrangements with vendors for the supply of what we believe will be an adequate amount of silicon ingots through 2008, our purchase orders are sometimes non-binding in nature. Our estimates regarding our supply needs may not be correct and our purchase orders or our contracts may be cancelled by our suppliers. Additionally, the volume and pricing associated with these purchase orders and contracts may be changed by our suppliers based on market conditions or for other reasons. If our suppliers were to cancel our purchase orders or change the volume or pricing associated with them, we may be unable to meet customer demand for our products, which could cause us to lose customers, market share and revenue. This would have a material negative impact on our business and operating results. If our manufacturing yields decrease significantly, we add manufacturing capacity faster than currently planned or our suppliers cancel or fail to deliver, we may not have made adequate provision for our polysilicon needs for our manufacturing plans through 2008.

In addition, since some of our silicon ingot and wafer arrangements are with suppliers who do not themselves manufacture polysilicon but instead purchase their requirements from other vendors, these suppliers may not be able to obtain sufficient polysilicon to satisfy their contractual obligations to us.

There are a limited number of polysilicon suppliers. Many of our competitors also purchase polysilicon from our suppliers. Some of them also have inter-locking board members with their polysilicon suppliers or have entered into joint ventures or binding supply contracts with their suppliers. Additionally, a substantial amount of our future polysilicon requirements are expected to be sourced by new suppliers that have not yet proven their ability to manufacture large volumes of polysilicon. In some cases we expect that new entrants will provide us with polysilicon, ingots and wafers. The failure of these new entrants to produce adequate supplies of polysilicon, ingots and/or wafers in the quantities and quality we require could adversely affect our ability to grow production volumes and revenues and could also result in a decline in our gross profit margins. Since we have committed to significantly increase our manufacturing output, an inadequate supply of polysilicon would harm us more than it would harm some of our competitors.

Additionally, the steps we have taken to further increase the efficiency of our polysilicon utilization are unproven at volume production levels and may not enable us to realize the cost reductions we anticipate. Given the polysilicon shortage, we believe the efficient use of polysilicon will be critical to our ability to reduce our manufacturing costs. We continue to implement several measures to increase the efficient use of polysilicon in our manufacturing process. For example, we are developing processes to utilize thinner wafers which require less polysilicon and improved wafer-slicing technology to reduce the amount of material lost while slicing wafers, otherwise known as kerf loss. Although we have implemented production using thinner wafers and anticipate further reductions in wafer thickness, these methods may have unforeseen negative consequences on our yields or our solar cell efficiency or reliability once they are put into large-scale commercial production, or they may not enable us to realize the cost reductions we hope to achieve.

Our inability to obtain sufficient polysilicon, ingots or wafers at commercially reasonable prices or at all for any of the foregoing reasons, or otherwise, would adversely affect our ability to meet existing and future customer demand for our products and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby seriously harming our business, financial condition and results of operations.

As polysilicon supply increases, the corresponding increase in the global supply of solar cells and panels may cause substantial downward pressure on the prices of SunPower products, resulting in lower revenues and earnings.

The scarcity of polysilicon has resulted in the underutilization of solar panel manufacturing capacity at many competitors or potential competitors to SunPower, particularly in China. As additional polysilicon becomes available over the next 6 to 24 months, we expect solar panel production globally to increase. Decreases in polysilicon pricing and increases in solar panel production could each result in substantial downward pressure on

the price of solar cells and panels, including SunPower products. Such price reductions could have a negative impact on our revenue and earnings, and materially adversely affect our business and financial condition.

Long-term, firm commitment supply agreements with polysilicon, ingot or wafer suppliers could result in insufficient or excess inventory or place us at a competitive disadvantage.

We manufacture our solar cells utilizing ingots and wafers manufactured by third parties, which in turn use polysilicon for their manufacturing process. We are seeking to address the current polysilicon shortage by negotiating multi-year, binding contractual commitments directly with polysilicon suppliers, and supplying such polysilicon to third parties which provide us ingots and wafers. Under such polysilicon agreements, we may be required to purchase a specified quantity of polysilicon, ingots or wafers at fixed prices, in some cases subject to upward inflation-related adjustments over a set period of time, which is often a period of several years. We also may be required to make substantial prepayments to these suppliers against future deliveries. For example, in July 2007 we entered into a long-term supply agreement with Hemlock Semiconductor Corporation, or Hemlock, a manufacturer of polysilicon. The agreement requires us to purchase an amount of silicon that is expected to support more than two gigawatts of solar cell production, at fixed prices from 2010 to 2019. We are also required to make prepayments to Hemlock prior to 2010 in the aggregate amount of $113.2 million in three equal installments. Such prepayments will be used to fund the expansion of Hemlock's polysilicon manufacturing capacity and will be credited against future deliveries of polysilicon to us. The Hemlock agreement, or any other "take or pay" agreement we enter into, allows the supplier to invoice us for the full purchase price of polysilicon we are under contract to purchase each year, whether or not we actually order the required volume. If for any reason we fail to order the required annual volume under the Hemlock or similar agreements, the resulting monetary damages could have a material adverse effect on our business and results of operations.

We do not obtain contracts or commitments from customers for all of the solar panels manufactured with the polysilicon purchased under such firm commitment contracts. Instead, we rely on our long-term internal forecasts to determine the timing of our production schedules and the volume and mix of products to be manufactured, including the estimated quantity of polysilicon, ingots and wafers needed. The level and timing of orders placed by customers may vary for many reasons. As a result, at any particular time, we may have insufficient or excess inventory, which could render us unable to fulfill customer orders or increase our cost of production. In addition, we have negotiated the fixed prices under these supply contracts based on our long-term projections of the future price of polysilicon. If the spot price of polysilicon in future periods is less than the price we have committed to pay either because of new technological developments or any other reason, our cost of production could be comparatively higher than that of competitors who buy polysilicon on the spot market. This would place us at a competitive disadvantage to these competitors, and could materially and adversely affect our business and results of operations.

Long-term contractual commitments also expose us to specific counter-party risk, which can be magnified when dealing with suppliers without a long, stable production and financial history. For example, if one or more of our contractual counterparties is unable or unwilling to provide us with the contracted amount of polysilicon, wafers or ingots, we could be required to attempt to obtain polysilicon in the spot market, which could be unavailable at that time, or only available at prices in excess of our contracted prices. In addition, in the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. Any of the foregoing could materially harm our financial condition and results of operations.

The reduction or elimination of government and economic incentives could cause our revenue to decline and harm our financial results.

The market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government and economic incentives. Because a majority of our sales are in the on-grid market, the reduction or elimination of government and economic incentives would adversely affect the growth of this market or result in increased price competition, either of which could cause our revenue to decline and harm our financial results.

Today, the cost of solar power exceeds retail electric rates in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan, Spain, Italy, Portugal, France, South Korea and the United States, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Spain has been a strong supporter of solar power products and systems and political changes in Spain could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs. In the United States, the federal incentive tax credit for solar installations expires in its current form at year-end 2008, and many commercial customers and third-party financiers are increasingly unwilling to purchase solar systems unless this tax credit is extended. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Net metering and other operational policies in California or other markets could limit the amount of solar power installed there. For the year ended December 30, 2007, approximately 51% and 46% of our systems segment revenue was generated in the United States and Spain, respectively. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from our products. Changes in the level or structure of a renewable portfolio standard could also result in decreased demand for and lower revenue or revenue growth from our products.

During the year ended December 30, 2007, a significant share of systems segment revenues were derived from sales of solar power systems to companies formed to develop and operate solar power generation facilities. Such companies have been formed by third-party investors with some frequency in the United States, Spain, South Korea, and Portugal, as these investors seek to benefit from government mandated feed-in tariffs and similar legislation. Our business depends in part on the continuing formation of such companies and the potential revenue source they represent. In deciding whether to form and invest in such companies, potential investors weigh a variety of considerations, including their projected return on investment. Such projections are based on current and proposed federal, state and local laws, particularly tax legislation. Expiration of or changes to these laws, including expiration of the U.S. solar incentive tax credit, amendments to existing tax laws or the introduction of new tax laws, tax court rulings as well as changes in interest rates, administrative guidelines, ordinances and similar rules and regulations could result in different tax assessments and may adversely affect an investor's projected return on investment, which could have a material adverse effect on our business and results of operations.

The execution of our growth strategy for our systems segment is dependent upon the continued availability of third-party financing arrangements for our customers.

For many of our projects, our customers have entered into agreements to finance the power systems over an extended period of time based on energy savings generated by our solar power systems, rather than pay the full capital cost of purchasing the solar power systems up front. For these types of projects, many of our customers choose to purchase solar electricity under a power purchase agreement with a financing company that purchases the system from us. In the year ended December 30, 2007, approximately 54% of our systems revenue was derived from sales of systems to financing companies that engage in power purchase agreements with end-users of electricity. Of such systems sales to financing companies that engage in power purchase agreements with end-users of electricity, 52% and 43% of systems sales were derived in the United States and Spain, respectively, in fiscal 2007. These structured finance arrangements are complex and may not be feasible in many situations. In addition, customers opting to finance a solar power system may forgo certain tax advantages associated with an outright purchase on an accelerated basis which may make this alternative less attractive for certain potential customers. If customers are unwilling or unable to finance the cost of our products, or if the parties that have historically provided this financing cease to do so, or only do so on terms that are substantially less favorable for us or these customers, our growth will be adversely affected.

The success of our systems segment will depend in part on the continuing formation of such financing companies and the potential revenue source they represent. In deciding whether to form and invest in such financing companies, potential investors weigh a variety of considerations, including their projected return on investment. Such projections are based on current and proposed federal, state and local laws, particularly tax legislation. Changes to these laws, including amendments to existing tax laws or the introduction of new tax laws, tax court

rulings as well as changes in administrative guidelines, ordinances and similar rules and regulations could result in different tax consequences which may adversely affect an investor's projected return on investment, which could have a material adverse effect on our business and results of operations.

MMA Renewable Ventures (a subsidiary of MuniMae, or MMA), is a significant customer of our systems segment, accounting for approximately 16% of our total revenue in fiscal 2007. MMA Renewable Ventures is a financing company that purchases systems from us and engages in power purchase agreements with end-users of electricity. Effective February 6, 2008, the New York Stock Exchange, or NYSE, suspended the trading of the common stock of MMA because MMA announced it will be unable to file its audited 2006 financial statements by March 3, 2008, the deadline imposed by the NYSE. In connection with completing the restatement and filing the Annual Report on Form 10-K for the year ended December 31, 2006, MMA incurred substantial accounting costs. In addition, general economic conditions have led to a severe capital and credit downturn, resulting in a slow-down to at least one element of MMA's business. MMA's management has evaluated their financial situation and determined it is not reasonably likely that the current reduction in net cash generated from operations will negatively impact its ability to remain a going concern. However, in the event MMA Renewable Ventures ceases to be a significant customer of ours or fails to pay us in a timely manner, it could have a material adverse effect on our future results of operations.

We may be unable to achieve our goal of reducing the cost of installed solar systems by 50 percent by 2012, which may negatively impact our ability to sell our products in a competitive environment, resulting in lower revenues, gross margins and earnings.

To reduce the cost of installed solar systems by 50 percent by 2012, as compared against the cost in 2006, we will have to achieve cost savings across the entire value chain from designing to manufacturing to distributing to selling and ultimately to installing solar systems. We have identified specific areas of potential savings and are pursuing targeted goals. However, such cost savings are dependent upon decreasing silicon prices and lowering manufacturing costs. As part of our announced strategy, we have entered into long-term silicon supply agreements to promote an adequate supply of raw material as well as to reduce the overall cost of such raw material. Additionally, we are increasing production capacity at our existing manufacturing facilities while seeking to improve efficiencies. We also expect to develop additional manufacturing capacity. As a result, we expect these improvements will decrease our per unit production costs. However, if we are unsuccessful in our efforts to reduce the cost of installed solar systems by 50 percent by 2012, our revenues, gross margins and earnings may be negatively impacted in the competitive environment and particularly in the event that governmental and fiscal incentives are reduced or an increase in the global supply of solar cells and solar panels causes substantial downward pressure on prices of our products.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We may not be able to continue to expand our business or manage future growth. We plan to significantly increase our production capacity between 2008 and 2010. To do so will require successful execution of expanding our existing manufacturing facilities, developing new manufacturing facilities, ensuring delivery of adequate polysilicon and ingots, developing more efficient wafer-slicing methods, maintaining adequate liquidity and financial resources, and continuing to increase our revenues from operations. Expanding our manufacturing facilities or developing facilities may be delayed by difficulties such as unavailability of equipment or supplies or equipment malfunction. Ensuring delivery of adequate polysilicon and ingots is subject to many market risks including scarcity, significant price fluctuations and competition. Maintaining adequate liquidity is dependent upon a variety of factors including continued revenues from operations and compliance with our indentures and credit agreements. If we are unsuccessful in any of these areas, we may not be able to achieve our growth strategy and increase production capacity as planned during the foreseeable future.

Prior to our acquisition, SP Systems experienced significant revenue growth due primarily to the development and market acceptance of its PowerGuard® roof system, the acquisition and introduction of its PowerTracker® ground and elevated parking systems, its development of other technologies and increasing global interest and demand for renewable energy sources, including solar power generation. As a result, SP Systems increased its

revenues in a relatively short period of time. Its annual revenue increased from $50.9 million in 2003 to $87.6 million in 2004 to $107.8 million in 2005 to $243.4 million in 2006. As a result of our acquisition involving SP Systems, our systems segment revenue for the year ended December 30, 2007 was $464.2 million. We may not experience similar growth of our total revenue or even similar growth of our systems segment revenue in future periods. Accordingly, investors should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

Our recent expansion has placed, and our planned expansion and any other future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to purchase additional equipment to significantly expand our manufacturing capacity and to hire additional employees to support an increase in manufacturing, research and development and our sales and marketing efforts. We had approximately 3,530 full-time employees as of December 30, 2007, and we anticipate that we will need to hire a significant number of highly skilled technical, manufacturing, sales, marketing, administrative and accounting personnel. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

- hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;
- retain key management and augment our management team, particularly if we lose key members;
- continue to enhance our customer resource management and manufacturing management systems;
- implement and improve additional and existing administrative, financial and operations systems, procedures and controls, including the need to update and integrate our financial internal control systems in SP Systems and in our Philippines facility with those of our San Jose, California headquarters;
- expand and upgrade our technological capabilities; and
- manage multiple relationships with our customers, suppliers and other third parties.

We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar cells and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

Since we cannot test our solar panels for the duration of our standard 25-year warranty period, we may be subject to unexpected warranty expense; if we are subject to warranty and product liability claims, such claims could adversely affect our business and results of operations.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

In our components segment, our current standard product warranty for our solar panels includes a 10-year warranty period for defects in materials and workmanship and a 25-year warranty period for declines in power performance as well as a one-year warranty on the functionality of our solar cells. We believe our warranty periods are consistent with industry practice. Due to the long warranty period and our proprietary technology, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. We have sold solar cells only since late 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our results. Although we conduct accelerated testing of our solar cells and have several years of experience with our all back contact cell architecture, our solar panels have not and cannot be tested in an environment simulating the 25-year warranty period. As a result of the foregoing, we may be subject to unexpected warranty expense, which in turn would harm our financial results.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and solar panels are incorporated results in injury. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. In addition, since we only began selling our solar cells and solar panels in late 2004 and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, which could also adversely affect our business and operating results. Our exposure to warranty and product liability claims is expected to increase significantly in connection with our planned expansion into the new home development market.

Warranty and product liability claims may result from defects or quality issues in certain third-party technology and components that our systems segment incorporates into its solar power systems, particularly solar cells and panels, over which it has no control. While its agreements with its suppliers generally include warranties, such provisions may not fully compensate us for any loss associated with third-party claims caused by defects or quality issues in such products. In the event we seek recourse through warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers.

Our current standard warranty for our solar power systems differs by geography and end-customer application and includes either a one, two or five year comprehensive parts and workmanship warranty, after which the customer may typically extend the period covered by its warranty for an additional fee. Due to the warranty period, we bear the risk of extensive warranty claims long after we have completed a project and recognized revenues. Future product failures could cause us to incur substantial expenses to repair or replace defective products. While we generally pass through manufacturer warranties we receive from our suppliers to our customers, we are responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers' warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, we may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Furthermore, our warranties may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters.

Prior to our acquisition of SP Systems, one of SP System's major panel suppliers at the time, AstroPower, Inc., filed for bankruptcy in February 2004. SP Systems had installed solar systems incorporating over 30,000 AstroPower panels, of which approximately 19,000 panels are still under warranty. The majority of these warranties expire by 2022. While we have not experienced a significant number of warranty or other claims related to the installed AstroPower panels, we may in the future incur significant unreimbursable expenses in connection with the repair or replacement of these panels, which could have a material adverse effect on our business and results of operations. In addition, another major supplier of solar panels notified us of a product defect that may affect a substantial number of panels installed by SP Systems between 2002 and September 2006. If the supplier does not perform its contractual obligations to remediate the defective panels, we will be exposed to those costs it would incur under the warranty with SP Systems' customers.

The competitive environment in which our systems business operates often requires us to arrange financing for our customer's projects and/or undertake post-sale customer obligations. If we are unable to arrange adequate financing or if our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially adversely affected.

We arrange third-party financing for most of our end customer's solar projects that we install through our systems segment. Additionally, we are often required as a condition of financing or at the request of our end customer to undertake certain post-sale obligations such as:

- System output performance guaranties;
- System maintenance;
- Liquidated damage payments or customer termination rights if the system we are constructing is not commissioned within specified timeframes;
- Guaranties of certain minimum residual value of the system at specified future dates; and
- System put-rights whereby we could be required buy-back a customer's system at fair value on specified future dates.

Such financing arrangements and post-sale obligations involve complex accounting analyses and judgments regarding the timing of revenue and expense recognition and in certain situations these factors may require us to defer revenue recognition until projects are completed, which could adversely affect revenue and profits in a particular period. Moreover, if we are unable to arrange adequate financing or if our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially adversely affected.

Our systems segment acts as the general contractor for our customers in connection with the installations of our solar power systems and is subject to risks associated with construction, cost overruns, delays and other contingencies tied to performance bonds and letters of credit, which could have a material adverse effect on our business and results of operations.

Our systems segment acts as the general contractor for our customers in connection with the installation of our solar power systems. All essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. In addition, we require qualified, licensed subcontractors to install most of our systems. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, some systems customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions. Due to the general performance risk inherent in construction activities, it has become increasingly difficult recently to secure suitable bonding agencies willing to provide performance bonding, and obtaining letters of credit requires adequate collateral because we have not obtained a credit rating. In the event we are unable to obtain bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such bonding.

In addition, some of our larger systems customers require that we pay substantial liquidated damages for each day or other period its solar installation is not completed beyond an agreed target date, up to and including the return of the entire project sale price. This is particularly true in Europe, where long-term, fixed feed-in tariffs available to investors are typically set during a prescribed period of project completion, but the fixed amount declines over time for projects completed in subsequent periods. In addition, investors often require that the solar power system generate specified levels of electricity in order to maintain their investment returns, allocating substantial risk and financial penalties to us if those levels are not achieved, up to and including the return of the entire project sale price. Furthermore, our customers often require protections in the form of conditional payments, payment retentions or holdbacks, and similar arrangements that condition its future payments on performance. Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue

and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary solar panels, inverters or other materials. All such risks could have a material adverse effect on our business and results of operations.

A limited number of components customers are expected to continue to comprise a significant portion of our revenues and any decrease in revenue from these customers could have a material adverse effect on us.

Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of our net revenues could continue to depend on sales to a limited number of customers. Currently, our largest components segment customers are Conergy and Solon. Conergy and Solon individually accounted for less than 10% of total revenue for the year ended December 30, 2007. However, the loss of sales to either of these customers would have a significant negative impact on our business. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or in the event of bankruptcy, and our customers may seek to renegotiate the terms of current agreements or renewals. Most of the solar panels we sell to the European market are sold through our agreement with Conergy, and we may enter into similar agreements in the future.

In November 2007, Conergy announced that it was experiencing a liquidity shortfall. These liquidity issues were subsequently resolved through interim financing from banks. In addition, Conergy is currently undergoing a reorganization which includes changes in the composition of management, discontinuation of certain non-core businesses and headcount reductions. Conergy's management has evaluated their financial situation and determined it is not reasonably likely that the recently experienced shortfall in liquidity and restructuring activities will negatively impact its ability to remain a going concern. However, in the event Conergy ceases to be a significant customer of ours or fails to pay us in a timely manner, it could have a material adverse effect on our future results of operations.

Our operating results will be subject to fluctuations and are inherently unpredictable; if we fail to meet the expectations of securities analysts or investors, our stock price may decline significantly.

Our quarterly revenue and operating results will be difficult to predict and have in the past fluctuated from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. In particular, our systems segment is difficult to forecast and is susceptible to severe fluctuations in financial results. The amount, timing and mix of sales of our systems segment, often for a single medium or large-scale project, may cause severe fluctuations in our revenue and other financial results. Further, our revenue mix of high margin material sales versus lower margin projects in the systems business segment can fluctuate dramatically quarter to quarter, which may adversely affect our revenue and financial results in any given period. Finally, our ability to meet project completion schedules for an individual project and the corresponding revenue impact under the percentage-of-completion method of recognizing revenue, may similarly cause severe fluctuations in our revenue and other financial results. This may cause us to miss analysts' guidance or any future guidance announced by us.

In addition, our quarterly operating results will also be affected by a number of other factors, including:

- the average selling price of our solar cells, solar panels and solar power systems;
- the availability and pricing of raw materials, particularly polysilicon;
- the availability, pricing and timeliness of delivery of raw materials and components, particularly solar panels and balance of systems components, including steel, necessary for our solar power systems to function;
- the rate and cost at which we are able to expand our manufacturing and product assembly capacity to meet customer demand, including costs and timing of adding personnel;
- construction cost overruns, including those associated with the introduction of new products;
- the impact of seasonal variations in demand and/or revenue recognition linked to construction cycles and weather conditions;
- timing, availability and changes in government incentive programs;
- unplanned additional expenses such as manufacturing failures, defects or downtime;

- acquisition and investment related costs;
- unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;
- the loss of one or more key customers or the significant reduction or postponement of orders from these customers;
- geopolitical turmoil within any of the countries in which we operate or sell products;
- foreign currency fluctuations, particularly in the Euro, Philippine peso or South Korean won;
- the effect of currency hedging activities;
- our ability to establish and expand customer relationships;
- changes in our manufacturing costs;
- changes in the relative sales mix of our systems, solar cells and solar panels;
- the availability, pricing and timeliness of delivery of other products, such as inverters and other balance of systems materials necessary for our solar power products to function;
- our ability to successfully develop, introduce and sell new or enhanced solar power products in a timely manner, and the amount and timing of related research and development costs;
- the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment;
- the willingness of competing solar cell and panel suppliers to continue product sales to our systems segment;
- increases or decreases in electric rates due to changes in fossil fuel prices or other factors; and
- shipping delays.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts' guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.

Our solar cell production lines are located in our manufacturing facilities in the Philippines, and if we experience interruptions in the operation of these production lines or are unable to add additional production lines, it would likely result in lower revenue and earnings than anticipated.

We currently have seven solar cell manufacturing lines in production which are located at our manufacturing facilities in the Philippines. If our current or future production lines were to experience any problems or downtime, we would be unable to meet our production targets and our business would suffer. If any piece of equipment were to break down or experience downtime, it could cause our production lines to go down. We have started operations in our second solar cell manufacturing facility nearby our existing facility in the Philippines. This expansion has required and will continue to require significant management attention, a significant investment of capital and substantial engineering expenditures and is subject to significant risks including:

- we may experience cost overruns, delays, equipment problems and other operating difficulties;
- we may experience difficulties expanding our processes to larger production capacity;
- our custom-built equipment may take longer and cost more to engineer than planned and may never operate as designed; and
- we are incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but this new technology may not be successful.

If we experience any of these or similar difficulties, we may be unable to complete the addition of new production lines on schedule in order to expand our manufacturing facilities and our manufacturing capacity could be substantially constrained. If this were to occur, our per-unit manufacturing costs would increase, we would be unable to increase sales or gross margins as planned and our earnings would likely be materially impaired.

Our systems segment recognizes revenue on a "percentage-of-completion" basis and upon the achievement of contractual milestones and any delay or cancellation of a project could adversely affect our business.

Our systems segment recognizes revenue on a "percentage-of-completion" basis and, as a result, the revenue from this segment is driven by the performance of our contractual obligations, which is generally driven by the timelines of installation of our solar power systems at customer sites. The percentage-of-completion method of accounting for revenue recognition is inherently subjective because it relies on management estimates of total project cost as a basis for recognizing revenue and profit. Accordingly, revenue and profit we have recognized under the percentage-of-completion method are potentially subject to adjustments in subsequent periods based on refinements in estimated costs of project completion that could materially impact our future revenue and profit.

In connection with our acquisition of SP Systems, we do not recognize revenue from intercompany sales by our components segment to our systems segment. Instead, the sale of our solar panels used for construction projects are included in system segment revenues. This could result in unpredictability of revenue and, in the near term, a revenue decrease. As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact our ability to recognize revenue in a particular period. Moreover, incurring penalties involving the return of the contract price to the customer for failure to timely install one project could negatively impact our ability to continue to recognize revenue on a "percentage-of-completion" basis generally for other projects. In addition, certain customer contracts may include payment milestones due at specified points during a project. Because our systems segment usually must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve such milestones could adversely affect our business and results of operations.

We have recently established a captive solar panel assembly factory, and, if this panel manufacturing factory is unable to produce high quality solar panels at commercially reasonable costs, our revenue growth and gross margin could be adversely affected.

We currently run three solar panel assembly lines in the Philippines with 90 megawatts of production capacity. This factory commenced commercial production during the fourth quarter of 2006. Much of the manufacturing equipment and technology in this factory is new and ramping to achieve their full rated capacity. In the event that this factory is unable to ramp production with commercially reasonable yields and competitive production costs, our anticipated revenue growth and gross margin will be adversely affected.

Expansion of our manufacturing capacity has and will continue to increase our fixed costs, which increase may have a negative impact on our financial condition if demand for our products decreases.

We have recently expanded, and plan to continue to expand, our manufacturing facilities. As we build additional manufacturing lines or facilities, our fixed costs will increase. If the demand for our solar power products or our production output decreases, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

We depend on a third-party subcontractor in China to assemble a significant portion of our solar cells into solar panels and any failure to obtain sufficient assembly and test capacity could significantly delay our ability to ship our solar panels and damage our customer relationships.

Historically, we have relied on Jiawei, a third-party subcontractor in China, to assemble a significant portion of our solar cells into solar panels and perform panel testing and to manage packaging, warehousing and shipping of our solar panels. We do not have a long-term agreement with Jiawei and we typically obtain its services based on

short-term purchase orders that are generally aligned with timing specified by our customers' purchase orders and our sales forecasts. If the operations of Jiawei were disrupted or its financial stability impaired, or if it should choose not to devote capacity to our solar panels in a timely manner, our business would suffer as we may be unable to produce finished solar panels on a timely basis. In addition, we supply inventory to Jiawei and we bear the risk of loss, theft or damage to our inventory while it is held in its facilities.

As a result of outsourcing a significant portion of this final step in our production, we face several significant risks, including:

- limited assembly and testing capacity and potentially higher prices;
- limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and
- delays resulting from an inability to move production to an alternate provider.

The ability of our subcontractor to perform assembly and test is limited by its available capacity. We do not have a guaranteed level of production capacity with our subcontractor, and our production needs for solar panels may differ from our forecasts provided to Jiawei. Other customers of Jiawei that are larger and better financed than we are, or that have long-term agreements in place, may induce Jiawei to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of solar panels that we need for our customers. In addition, interruptions to the panel manufacturing processes caused by a natural or man-made disaster could result in partial or complete disruption in supply until we are able to shift manufacturing to another facility. It may not be possible to obtain sufficient capacity or comparable production costs at another facility. Migrating our design methodology to a new third-party subcontractor or to a captive panel assembly facility could involve increased costs, resources and development time. Utilizing additional third-party subcontractors could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with existing customers.

If we do not achieve satisfactory yields or quality in manufacturing our solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. We have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. For example, we recently acquired a building to house our second solar cell manufacturing facility near our existing facility. As we expand our manufacturing capacity and bring additional lines or facilities into production, we may experience lower yields initially as is typical with any new equipment or process. We also expect to experience lower yields as we continue the initial migration of our manufacturing processes to thinner wafers. If we do not achieve planned yields, our product costs could increase, and product availability would decrease resulting in lower revenues than expected.

Additionally, products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells and solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar cells or solar panels with errors or defects, including cells or panels of third-party manufacturers, or if there is a perception that such solar cells or solar panels contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

The market for electricity generation products is heavily influenced by foreign, U.S. federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S. and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility network. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

We incurred net losses from inception through 2005 and for the quarter ended July 1, 2007 and we may not be able to generate sufficient revenue and gross margin in the future to achieve or sustain profitability.

We have incurred net losses from inception through 2005 and for the quarter ended July 1, 2007. On December 30, 2007, we had an accumulated deficit of approximately $22.8 million. To maintain our profitability, we will need to generate and sustain higher revenue while maintaining reasonable cost and expense levels. We do not know if our revenue will grow, or if it will grow sufficiently to outpace our expenses, which we expect to increase as we expand our manufacturing capacity. We may not be able to sustain or increase profitability on a quarterly or an annual basis. If we do not sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline.

We will continue to be dependent on a limited number of third-party suppliers for key components for our solar systems products during the near-term, which could prevent us from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share.

In addition to our reliance on a small number of suppliers for its solar cells and panels, we rely on third-party suppliers for key components for our solar power systems, such as inverters that convert the direct current electricity generated by solar panels into alternating current electricity usable by the customer. For the year ended December 30, 2007, one supplier accounted for most of our inverter purchases for domestic projects, two suppliers accounted for most of our inverter purchases for European projects and one supplier accounted for all of the inverter purchases for our Asia projects. In addition, one vendor supplies all of the foam required to manufacture our PowerGuard® roof system.

If we fail to develop or maintain our relationships with our limited suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products or decrease their costs. If we cannot obtain substitute materials

on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share, any of which could have a material adverse effect on our business and results of operations.

We depend on a combination of our own wafer-slicing operations and those of other vendors for the wafer-slicing stage of our manufacturing, and any technical problems, breakdowns, delays or cost increases could significantly delay our manufacturing operations, decrease our output and increase our costs.

We have historically depended on the wafer-slicing operations of third-party vendors to slice a portion of our ingots into wafers. In the year ended December 30, 2007, we sliced approximately 44% of our wafers. In October 2007, we announced our entry into a joint venture agreement to form a new company in the Philippines named First Philec Solar Corporation. This new company was formed to perform wafer-slicing operations for us. If our third-party vendors increase their prices or decrease or discontinue their shipments to us, as a result of equipment malfunctions, competing purchasers or otherwise, and we are unable to obtain substitute wafer-slicing from another vendor on acceptable terms, or increase our own wafer-slicing operations on a timely basis, our sales will decrease, our costs may increase or our business will otherwise be harmed.

We obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of our solar power products and in our wafer-slicing operations have been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we currently obtain the equipment for many of our manufacturing processes from sole suppliers and we obtain our wafer-slicing equipment from one supplier. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing or wafer-slicing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier's failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.

Acquisitions of other companies or investments in joint ventures with other companies could adversely affect our operating results, dilute our stockholders' equity, or cause us to incur additional debt or assume contingent liabilities.

To increase our business and maintain our competitive position, we may acquire other companies or engage in joint ventures in the future. Acquisitions and joint ventures involve a number of risks that could harm our business and result in the acquired business or joint venture not performing as expected, including:

- insufficient experience with technologies and markets in which the acquired business is involved, which may be necessary to successfully operate and integrate the business;
- problems integrating the acquired operations, personnel, technologies or products with the existing business and products;
- diversion of management time and attention from the core business to the acquired business or joint venture;
- potential failure to retain key technical, management, sales and other personnel of the acquired business or joint venture;
- difficulties in retaining relationships with suppliers and customers of the acquired business, particularly where such customers or suppliers compete with us;
- subsequent impairment of the acquired assets, including intangible assets; and
- assumption of liabilities including, but not limited to, lawsuits, tax examinations, warranty issues, etc.

We may decide that it is in our best interests to enter into acquisitions or joint ventures that are dilutive to earnings per share or that negatively impact margins as a whole. In addition, acquisitions or joint ventures could require investment of significant financial resources and require us to obtain additional equity financing, which may dilute our stockholders' equity, or require us to incur additional indebtedness.

To the extent that we invest in upstream suppliers or downstream channel capabilities, we may experience competition or channel conflict with certain of our existing and potential suppliers and customers. Specifically, existing and potential suppliers and customers may perceive that we are competing directly with them by virtue of such investments and may decide to reduce or eliminate their supply volume to us or order volume from us. In particular, any supply reductions from our polysilicon, ingot or wafer suppliers could materially reduce manufacturing volume.

For example, as a result of our acquisition of SP Systems, we now directly compete with some of our own suppliers of solar cells and panels. As a result, the acquisition could cause one or more solar cell and panel suppliers to reduce or terminate their business relationship with us. Since the acquisition closed, we have discontinued our purchasing relationship with certain suppliers of panels. Other reductions or terminations, which may be significant, could occur. Any such reductions or terminations could adversely affect our ability to meet customer demand for solar power systems, and materially adversely affect our results of operations and financial condition, which would likely materially adversely affect our results of operations and financial condition. We will use commercially reasonable efforts to replace any lost solar cells or panels with our own inventory to mitigate the impact on us. However, such replacements may not be sufficient to fully address solar supply shortfalls, and in any event could negatively impact our revenue and earnings as we forego selling such inventory to third parties.

We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity and political instability.

For the year ended December 30, 2007, a substantial portion of our sales were made to customers outside of the United States. Historically, we have had significant sales in Germany, Portugal, Spain and South Korea. We currently have seven solar cell production lines in operation, which are located at our manufacturing facilities in the Philippines. In addition, a majority of our assembly functions have historically been conducted by a third-party subcontractor in China. Risks we face in conducting business internationally include:

- multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other government approvals, permits and licenses;
- difficulties and costs in staffing and managing foreign operations as well as cultural differences;
- difficulties and costs in recruiting and retaining individuals skilled in international business operations;
- increased costs associated with maintaining international marketing efforts;
- potentially adverse tax consequences associated with our permanent establishment of operations in more countries;
- inadequate local infrastructure;
- financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable; and
- political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

We particularly face risks associated with political and economic instability and civil unrest in the Philippines. In addition, in the Asia/Pacific region generally, we face risks associated with spread of the avian flu, tensions between countries in that region, such as political tensions between China and Taiwan, the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies

which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

In addition, although base wages are lower in the Philippines than in the United States, wages for our employees in the Philippines are increasing, which could result in increased costs to employ our manufacturing engineers. As of December 30, 2007, approximately 88% of our employees were located in the Philippines. We also are faced with competition in the Philippines for employees, and we expect this competition to increase as additional manufacturing companies enter the market and expand their operations. In particular, there may be limited availability of qualified manufacturing engineers. We have benefited from an excess of supply over demand for college graduates in the field of engineering in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified employees, who are critical to our performance. This could increase our costs and turnover rates.

Currency fluctuations in the Euro, Philippine peso or the South Korean won relative to the U.S. dollar could decrease revenue or increase expenses.

During the year ended December 30, 2007, approximately 64% of our components segment revenue was generated outside the United States. We presently have currency exposure arising from sales, capital equipment purchases, prepayments and customer advances denominated in foreign currencies. A majority of our components segment revenue is denominated in Euros, including fixed price agreements with Conergy and Solon, and a significant portion is denominated in U.S. dollars, while a portion of our components segment costs are incurred and paid in Euros and a smaller portion of our components segment expenses are paid in Philippine pesos and Japanese yen. In addition, our prepayments to Wacker-Chemie AG, a polysilicon supplier, and our customer advances from Solon are denominated in Euros. For the year ended December 30, 2007, approximately 49% of our systems segment revenue was generated outside the U.S., of which 47% was denominated in Euros and a significant portion of its costs are incurred and paid in Euros.

We are exposed to the risk of a decrease in the value of the Euro relative to the U.S. dollar, which would decrease our total revenue. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased with U.S. dollars, relatively more expensive than products manufactured locally. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar cells more expensive for international customers, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors will be foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. We currently conduct hedging activities, which involve the use of currency forward contracts and options. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our total revenue and profitability as a result of foreign currency fluctuations.

Our current tax holidays in the Philippines will expire within the next several years.

We currently benefit from income tax holiday incentives in the Philippines in accordance with our subsidiary's registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years under our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years under our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%. Fiscal 2007 was the first year for which profitable operations benefitted from the Philippine tax ruling.

Our systems segment sales cycles for projects can be longer than our components segment sales cycle for our solar cells and panels and may require significant upfront investment which may not ultimately result in signing of a sales contract and could have a material adverse effect on our business and results of operations.

Our systems segment sales cycles, which measure the time between its first contact with a customer and the signing of a sales contract for a particular project, vary substantially and average approximately eight months. Sales cycles for our systems segment are lengthy for a number of reasons, including:

- our customers often delay purchasing decisions until their eligibility for an installation rebate is confirmed, which generally takes several months;
- the long time required to secure adequate financing for system purchases on terms acceptable to customers; and
- the customer's review and approval processes for system purchases are lengthy and time consuming.

As a result of these long sales cycles, we must make significant upfront investments of resources in advance of the signing of sales contracts and the receipt of any revenues, most of which are not recognized for several additional months following contract signing. Accordingly, we must focus our limited resources on sales opportunities that we believe we can secure. Our inability to enter into sales contracts with potential customers after we make such an investment could have a material adverse effect on our business and results of operations.

We generally do not have long-term agreements with our customers and accordingly could lose customers without warning.

Our solar cells and solar panel products are generally not sold pursuant to long-term agreements with customers, but instead are sold on a purchase order basis. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Although we believe that cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This, in addition to the completion and non-repetition of large systems projects, in turn could cause our operating results to fluctuate.

Our systems segment could be adversely affected by seasonal trends and construction cycles.

Our systems segment is subject to significant industry-specific seasonal fluctuations. Its sales have historically reflected these seasonal trends with the largest percentage of total revenues being realized during the last two calendar quarters. Low seasonal demand normally results in reduced shipments and revenues in the first two calendar quarters. There are various reasons for this seasonality, mostly related to economic incentives and weather patterns. For example, in European countries with feed-in tariffs, the construction of solar power systems may be concentrated during the second half of the calendar year, largely due to the annual reduction of the applicable minimum feed-in tariff and the fact that the coldest winter months are January through March. In the United States, customers will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons.

In addition, to the extent we are successful in implementing our strategy to enter the new home development market, we expect the seasonality of our business and financial results to become more pronounced as sales in this market are often tied to construction market demands which tend to follow national trends in construction, including declining sales during cold weather months.

The expansion of our business into the new homebuilder residential market may increase our exposure to certain risks.

Our systems segment has expanded into the residential market by selling our systems to large production homebuilders. As part of this strategy, we developed SunTile®, a product that integrates a solar panel into a roof tile. To date we have focused on large-scale commercial applications and have limited experience serving the new homebuilder residential market.

Our new residential products and services may not gain market acceptance and thus may not otherwise be successful in entering the residential market, which would limit our growth and adversely affect our operating results. Furthermore, the residential construction market has peculiar characteristics that may increase our exposure to certain risks we currently face or expose us to new risks. These risks include increased seasonality, sensitivity to interest rates and other macroeconomic conditions, as well as enhanced legal exposure. In particular, new home developments often result in class action litigation when one or more homes within a development experiences construction problems. Unlike our systems segment commercial business, where we typically act as the general contractor, we will be generally acting as subcontractor to homebuilders overseeing the development projects. In many instances subcontractors may be held liable for work of the homebuilder or other subcontractors. In addition, homebuilders often require onerous indemnification obligations that effectively allocate most of the potential liability from homeowner or class action lawsuits to subcontractors, including us. Insurance policies for residential work have significant limitations on coverage that may render such policies inapplicable to these lawsuits. If we are not successful in entering the new residential construction market, or if as a result of the litigation and indemnification risks associated with such market, we incur significant costs, our business and results of operations could be materially adversely affected.

If we fail to successfully develop and introduce new products and services or increase the efficiency of our products, we will not be able to compete effectively, and our ability to generate revenues will suffer; technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

As we introduce new or enhanced products or integrate new technology into our products, we will face risks relating to such transitions including, among other things, technical challenges, disruption in customers' ordering patterns, insufficient supplies of new products to meet customers' demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. Our failure to manage the transition to newer products or the integration of newer technology into our products could adversely affect our business' operating results and financial results.

The solar power market is characterized by continually changing technology requiring improved features, such as increased efficiency and higher power output and improved aesthetics. This will require us to continuously develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others, including thin film solar panels, concentrating solar cells or other solar technologies, may prove more advantageous than ours for the commercialization of solar power products and may render our technology obsolete.

Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

Evaluating our business and future prospects may be difficult due to our limited history in producing and shipping solar cells and solar panels in commercial volumes.

There is limited historical information available about our company upon which investors can base their evaluation of our business and prospects. Although we began to develop and commercialize high-efficiency solar cell technology for use in solar concentrators in 1988 and began shipping product from our pilot manufacturing facility in 2003, we shipped our first commercial A-300 solar cells from our Philippines manufacturing facility in late 2004. Relative to the entire solar industry, we have shipped only a limited number of solar cells and solar panels

and have recognized limited revenue. Our future success will require us to continue to scale our Philippines facilities significantly beyond their current capacity. In addition, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven at significant scale. As a result, investors should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our reliance on government programs to partially fund our research and development programs could impair our ability to commercialize our solar power products and services and increase our research and development expenses.

We intend to continue our policy of selectively pursuing contract research, product development and market development programs funded by various agencies of the federal and state governments to complement and enhance our own resources. Funding from government grants is generally recorded as an offset to our research and development expense. During the year ended December 30, 2007, funding from government grants, agreements and contracts offset approximately 21% our total research and development expense, excluding in-process research and development. In addition, in the third quarter of 2007, we signed a Solar America Initiative agreement with the U.S. Department of Energy in which we were awarded $8.5 million in the first budgetary period. Total funding for the three-year effort is estimated to be $24.7 million. Our cost share requirement under this program, including lower-tier subcontract awards, is anticipated to be $27.9 million.

These government agencies may not continue their commitment to programs relevant to our development projects. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs would materially increase our research and development expenses, which would adversely affect our profitability and could impair our ability to develop our solar power products and services. In addition, contracts involving government agencies may be terminated or modified at the convenience of the agency. Many of our systems segment government awards also contain royalty provisions that require it to pay certain amounts based on specified formulas. Government awards are subject to audit and governmental agencies may dispute its royalty calculations. Any such dispute could result in fines, increased royalty payments, cancellation of the agreement or other penalties, which could have material adverse effect on our business and results of operations.

Our systems segment government-sponsored research contracts require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of its sensitive confidential information. Moreover, the failure to provide accurate or completé reports may provide the government with rights to any intellectual property arising from the related research. Funding from government awards also may limit when and how we can deploy our products and services developed under those contracts. For example, government awards may require that the manufacturing of products developed with federal funding be substantially conducted in the United States. In addition, technology and intellectual property that we develop with government funding provides the government with "march-in" rights. March-in rights refer to the right of the government or a government agency to require us to grant a license to the developed technology or products to a responsible applicant or, if it refuses, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give the United States industry preference. In addition, government awards may include a provision providing the government with a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced each subject invention developed under an award throughout the world by or on behalf of the government. Additional rights to technical data may be granted to the government in recognition of funding.

Because the markets in which we compete are highly competitive, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our components solar products compete with a large number of competitors in the solar power market, including BP Solar International Inc., Evergreen Solar, Inc., First Solar Inc., Kyocera Corporation, Mitsubishi

Electric Corporation, Motech Industries, Inc., Q-Cells AG, Sanyo Corporation, Sharp Corporation, SolarWorld AG and Suntech Power Holdings Co., Ltd. In addition, universities, research institutions and other companies such as First Solar have brought to market alternative technologies such as thin films and concentrators, which may compete with our technology in certain applications. We expect to face increased competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs.

Our systems solar power products and services also compete against other power generation sources including conventional fossil fuels supplied by utilities, other alternative energy sources such as wind, biomass, CSP and emerging distributed generation technologies such as micro-turbines, sterling engines and fuel cells. In the large-scale on-grid solar power systems market, we will face direct competition from a number of companies that manufacture, distribute, or install solar power systems. Many of these companies sell our products as well as their own or those of other manufacturers. Our systems segment primary competitors in the United States include BP Solar International, Inc., a subsidiary of BP p.l.c., Conergy Inc., DT Solar, EI Solutions, Inc., GE Energy, a subsidiary of General Electric Corporation, Schott Solar, Inc., Solar Integrated Technologies, Inc., SPG Solar, Inc., Sun Edison LLC, Sunlink Corporation, SunTechnics Installation & Services, Inc., Thompson Technology Industries, Inc. and WorldWater & Power Corporation. Our systems segment primary competitors in Europe include BP Solar, City Solar AG, Conergy (through its subsidiaries AET Alternitive Energie Technik GmbH, SunTechnics Solartechnik GmbH and voltwerk AG), PV-Systemtechnik Gbr, SAG Solarstrom AG, Solon AG and Taufer Solar GmbH. In addition, we will occasionally compete with distributed generation equipment suppliers such as Caterpillar, Inc. and Cummins, Inc. Other existing and potential competitors in the solar power market include universities and research institutions. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. As we enter new markets and pursue additional applications for our systems products and services, we expect to face increased competition, which may result in price reductions, reduced margins or loss of market share.

Competition is intense, and many of our competitors have significantly greater access to financial, technical, manufacturing, marketing, management and other resources than we do. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential suppliers, resellers and their customers and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we will be able to. Consolidation or strategic alliances among such competitors may strengthen these advantages and may provide them greater access to customers or new technologies. We may also face competition from some of our systems segment resellers, who may develop products internally that compete with our systems product and service offerings, or who may enter into strategic relationships with or acquire other existing solar power system providers. To the extent that government funding for research and development grants, customer tax rebates and other programs that promote the use of solar and other renewable forms of energy are limited, we will compete for such funds, both directly and indirectly, with other renewable energy providers and their customers.

If we cannot compete successfully in the solar power industry, our operating results and financial condition will be adversely affected. Furthermore, we expect competition in systems markets to increase, which could result in lower prices or reduced demand for our systems services and have a material adverse effect on our business and results of operations.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facilities, and if adequate funds are not available or if the covenants in our credit agreements impair our ability to raise capital when needed, our ability to expand our manufacturing capacity and our business will suffer.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facilities, including, for example, through building purchases or long-term leases. We anticipate that our expenses will increase substantially in the foreseeable future as we expand our manufacturing operations, hire additional personnel, pay more or make advance payments for raw material, especially polysilicon, increase our sales and

marketing efforts, invest in joint ventures and acquisitions, and continue our research and development efforts with respect to our products and manufacturing technologies. We expect total capital expenditures between approximately $250.0 million and $300.0 million in 2008 as we continue to increase our solar cell and solar panel manufacturing capacity. These expenditures would be greater if we decide to bring capacity on line more rapidly. We believe that our current cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo Bank, N.A., or Wells Fargo, and/or potential availability of future sources of funding will be sufficient to fund our capital and operating expenditures over the next 12 months. However, if our financial results or operating plans change from our current assumptions, or if the holders of our outstanding convertible debentures elect to convert the debentures, we may not have sufficient resources to support our business plan. For more information on our credit agreement with Wells Fargo and our outstanding convertible debentures, please see "Debt and Credit Sources" and "Liquidity" within "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations." If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. We may also issue equity securities in the future to suppliers of raw materials in order to secure adequate materials to satisfy our production needs. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Cypress Semiconductor Corporation, which retains voting control over us, may be unwilling to permit us to engage in dilutive financing events for tax-related or other reasons. Additional debt would result in increased expenses and could require us to abide by covenants that would restrict our operations. Our credit facilities contain customary covenants and defaults, including, among others, limitations on dividends, incurrence of indebtedness and liens and mergers and acquisitions and may restrict our operating flexibility. If adequate funds are not available on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. See also "Risk Factors — We currently have a significant amount of debt outstanding. Our substantial indebtedness, along with our other contractual commitments, could adversely affect our business, financial condition and results of operations, as well as our ability to meet any of our payment obligations under the debentures and our other debt."

The demand for products requiring significant initial capital expenditures such as our solar power products and services are affected by general economic conditions, such as increasing interest rates that may decrease the return on investment for certain customers or investors in projects, which could decrease demand for our systems products and services and which could have a material adverse effect on our business and results of operations.

The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems and new residential and commercial buildings. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

We have benefited from historically low interest rates in recent years, as these rates have made it more attractive for our customers to use debt financing to purchase our solar power systems. Interest rates have fluctuated recently and may eventually continue to rise, which will likely increase the cost of financing these systems and may reduce an operating company's profits and investors' expected returns on investment. This risk is becoming more significant to our systems segment, which is placing increasing reliance upon direct sales to financial institutions which sell electricity to end customers under a power purchase agreement. This sales model is highly sensitive to interest rate fluctuations and the availability of liquidity, and would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make certain alternative investments more attractive to investors, and therefore lead to a decline in demand for our solar power systems, which could have a material adverse effect on our business and results of operations.

One of our key products, the PowerTracker®, now referred to as SunPower™ Tracker, was acquired through an assignment and acquisition of the patents associated with the product from a third-party individual, and if we are unable to continue to use this product, our business, prospects, operating results and financial condition would be materially harmed.

In September 2002 and subsequently amended in December 2005, PowerLight entered into a Technology Assignment and Services Agreement and other ancillary agreements with Jefferson Shingleton and MaxTracker Services, LLC, a New York limited liability company controlled by Mr. Shingleton. These agreements form the basis for its intellectual property rights in its PowerTracker® products. Under such agreements, as later amended, Mr. Shingleton assigned to PowerLight his MaxTracker™, MaxRack™, MaxRack Ballast™ and MaxClip™ products and all related intellectual property rights. Mr. Shingleton is obligated to provide consulting services to PowerLight related to such technology until December 31, 2012 and is required to assign to PowerLight any enhancements he makes to the technology while providing such consulting services. Mr. Shingleton retains a first security interest in the patents and patent applications assigned until the earlier of the expiration of the patents, full payment by PowerLight to Mr. Shingleton of all of the royalty obligations under the Technology Assignment and Services Agreement, or the termination of the Technology Assignment and Services Agreement. In the event of PowerLight's' default under the Technology Assignment and Services Agreement, MaxTracker Services and Mr. Shingleton may terminate the agreements and the related assignments and cause the intellectual rights assigned to it to be returned to Mr. Shingleton or MaxTracker Services, including patents related to SunPower™ Tracker. In addition, upon such termination, PowerLight must grant Mr. Shingleton a perpetual, non-exclusive, royalty-free right and license to use, sell, and otherwise exploit throughout the world any intellectual property MaxTracker Services or Mr. Shingleton developed during the provision of consulting services to PowerLight. Events of default by PowerLight which could enable Mr. Shingleton or Max Tracker Services to terminate the agreements and the related assignments and cause the intellectual rights assigned to it to be returned to Mr. Shingleton or MaxTracker Services include the following:

- if PowerLight files a petition in bankruptcy or equivalent order or petition under the laws of any jurisdiction;
- if a petition in bankruptcy or equivalent order or petition under the laws of any jurisdiction is filed against it which is not dismissed within 60 days of such filing;
- if PowerLight's assets are assigned for the benefit of creditors;
- if PowerLight voluntarily or involuntarily dissolves;
- if PowerLight fails to pay any amount due under the agreements when due and does not remedy such failure to pay within 10 days of written notice of such failure to pay; or
- if PowerLight defaults in the performance of any of its material obligations under the agreements when required (other than payment of amounts due under the agreements), and such failure is not remedied within 30 days of written notice to it of such default from Mr. Shingleton or MaxTracker Services. However, if such a default can reasonably be cured after the 30-day period, and PowerLight commences cure of such default within 30-day period and diligently prosecutes that cure to completion, such default does not trigger a termination right unless and until PowerLight ceases commercially reasonable efforts to cure such default.

If we are unable to continue to use and sell SunPower™ Tracker as a result of the termination of the agreements and the related assignment or any other reason, our business, prospects, operating results and financial condition would be materially harmed.

We are dependent on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.

From time to time, we, our respective customers or third-parties with whom we work may receive letters, including letters from various industry participants, alleging infringement of their patents. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure investors that we will not be subject to such claims in the future. Additionally, we are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages

of patent infringement in circumstances where our solar cells are a factor creating the customer's or these third-party providers' infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure investors that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition. Intellectual property litigation is very expensive and time-consuming and could divert management's attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our solar cells. Any of these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business.

We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.

To protect our intellectual property rights and to maintain our competitive advantage, we have, and may continue to, file suits against parties who we believe infringe our intellectual property. Intellectual property litigation is expensive and time consuming and could divert management's attention from our business and could have a material adverse effect on our business, operating results or financial condition, and our enforcement efforts may not be successful. Our participation in intellectual property enforcement actions may negatively impact our financial results.

We may not be able to prevent others from using the SunPower and PowerLight names or similar marks in connection with their solar power products which could adversely affect the market recognition of our name and our revenue.

"SunPower" is our registered trademark in the United States and the European Community for use with solar cells and solar panels. We are seeking similar registration of the "SunPower" trademark in foreign countries but we may not be successful in some of these jurisdictions. In the foreign jurisdictions where we are unable to obtain this registration or have not tried, others may be able to sell their products using the SunPower trademark which could lead to customer confusion. In addition, if there are jurisdictions where someone else has already established trademark rights in the SunPower name, we may face trademark disputes and may have to market our products with other trademarks, which also could hurt our marketing efforts. We may encounter trademark disputes with companies using marks which are confusingly similar to SunPower which if not resolved favorably could cause our branding efforts to suffer. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.

We hold registered trademarks for SunPower®, PowerLight®, PowerGuard®, PowerTracker® and SunTile® in the United States and registered trademarks for SunPower®, PowerLight®, and PowerGuard® in the European Community. We have not registered, and may not be able to register, these trademarks elsewhere.

We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary

information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

- people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;
- policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and
- the laws of other countries in which we market our solar cells, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We may not obtain sufficient patent protection on the technology embodied in the solar cells or solar system components we currently manufacture and market, which could harm our competitive position and increase our expenses.

Although we substantially rely on trade secret laws and contractual restrictions to protect the technology in the solar cells and solar system components we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. As of December 30, 2007, including the United States and foreign countries, we owned 80 issued patents, jointly owned another three patents, and had over 100 pending patent applications across the entire company. These patent applications cover aspects of the technology in the solar cells we currently manufacture and market. Material patents that relate to our systems products and services primarily relate to PowerGuard®, SunPowerTilt™ and PowerTracker® products and services. We intend to continue to seek patent protection for those aspects of our technology, designs, and methodologies and processes that we believe provide significant competitive advantages.

Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patents would be 20 years from their filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important.

If our ability to effectively obtain patents is decreased due to changes in patent laws or changes in the rules propagated by the US Patent and Trademark Office, or if we need to re-file some of our patent applications, the value of our patent portfolio and the revenue we derive from products protected by the patents may be decreased.

Current legislation is being considered which would make numerous changes to the patent laws, including forcing patent litigation to be filed in the defendant's home court, reducing damage awards for infringement and require specific proof of market value of invention as compared to the closest prior art, limiting enhanced damages to only a small subset of willfully infringing actions, creating a new, expanded post-grant opposition procedure, creating expanded rights for third parties to submit prior art and changing to a first-to-file system (creating a whole new set of prior art). Additionally, current rules being promulgated by the U.S. Patent and Trademark Office may limit our ability to extract inventions from pending U.S. patent applications. Additionally, based on situations such

as newly discovered prior art, we may need to re-file some of our patent applications. In these situations, the patent term will be measured from the date of the earliest priority application to which benefit is claimed in such a patent application. This could shorten our period of patent exclusivity. A shortened period of patent exclusivity may negatively impact our revenue protected by our patents.

Our success depends on the continuing contributions of our key personnel.

We rely heavily on the services of our key executive officers and the loss of services of any principal member of our management team could adversely impact our operations. In addition, our technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. However, we cannot guarantee that any employee will remain employed at the Company for any definite period of time since all of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason.

We may be harmed by liabilities arising out of our acquisition of SP Systems and the indemnity the selling stockholders have agreed to provide may be insufficient to compensate us for these damages.

On January 10, 2007, we completed our previously announced acquisition of SP Systems, formerly known as PowerLight Corporation. SP Systems' former stockholders made representations and warranties to us in the acquisition agreement, including those relating to the accuracy of its financial statements, the absence of litigation and environmental matters and the consents needed to transfer permits, licenses and third-party contracts in connection with our acquisition of SP Systems. To the extent that we are harmed by a breach of these representations and warranties, SP Systems' former stockholders have agreed to indemnify us for monetary damages from an escrowed proceeds account. In most cases we are required to absorb approximately the first $2.4 million before we are entitled to indemnification. As of December 30, 2007, the escrow proceeds account was comprised of approximately $23.7 million in cash and approximately 0.7 million shares, with a total aggregate value of $118.1 million. Following the first anniversary of the closing date, we authorized the release of approximately one-half of the original escrow amount leaving approximately $11.8 million in cash and approximately 0.4 million shares of our class A common stock. Our rights to recover damages under several provisions of the acquisition agreement also expired on the first anniversary of the closing date. As a result, we are now entitled to recover only limited types of losses, and our recovery will be limited to the amount available in the escrow fund at the time of a claim. The amount available in the escrow fund will be progressively reduced to zero on each anniversary of the closing date. We may incur liabilities from this acquisition which are not covered by the representations and warranties set forth in the agreement or which are non-monetary in nature. Consequently, our acquisition of SP Systems may expose us to liabilities for which we are not entitled to indemnification or our indemnification rights are insufficient.

Charges to earnings resulting from the application of the purchase method of accounting to the acquisition may adversely affect the market value of our class A common stock.

In accordance with generally accepted accounting principles in the United States, or U.S. GAAP, we accounted for the acquisition using the purchase method of accounting. Further, a portion of the purchase price paid in the acquisition has been allocated to in-process research and development. Under the purchase method of accounting, we allocated the total purchase price to SP Systems' net tangible assets and intangible assets based on their fair values as of the date of completion of the acquisition and recorded the excess of the purchase price over those fair values as goodwill. We will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the acquisition. In addition, to the extent the value of goodwill and long lived assets becomes impaired, we may be required to incur material charges relating to the impairment of those assets. Further, we may be impacted by nonrecurring charges related to reduced gross profit margins from the requirement to adjust SP Systems' inventory to fair value. Finally, we will incur ongoing compensation charges associated with assumed options, equity held by employees of SP Systems and subjected to equity restriction agreements, and restricted stock granted to employees of our SP Systems business. We estimate that these charges will be approximately $76.9 million in the aggregate, a majority of which will be recognized in the first two years beginning on January 10, 2007 and lesser amounts in the succeeding two years. Any of the foregoing charges could have a material impact on our results of operations.

Our headquarters and other facilities, as well as the facilities of certain of our key subcontractors, are located in regions that are subject to earthquakes and other natural disasters.

Our headquarters, including research and development operations, our manufacturing facilities and the facilities of our subcontractor upon which we rely to assemble and test our solar panels are located in countries that are subject to earthquakes and other natural disasters. Our headquarters and research and development operations are located in California, our manufacturing facilities are located in the Philippines, and the facilities of our subcontractor for assembly and test of solar panels are located in China. Since we do not have redundant facilities, any earthquake, tsunami or other natural disaster in these countries could materially disrupt our production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our solar cells.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all foreign, U.S. federal, state and local laws and regulations regarding pollution control and protection of the environment. In addition, under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. To date such laws and regulations have not had a significant impact on our operations, and we believe that we have all necessary permits to conduct their respective operations as they are presently conducted. If we fail to comply with present or future environmental laws and regulations, however, we may be required to pay substantial fines, suspend production or cease operations. Under our separation agreement with Cypress, we will indemnify Cypress from any environmental liabilities associated with our operations and facilities in San Jose, California and the Philippines.

We maintain self-insurance for certain indemnities we have made to our officers and directors.

Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We primarily self-insure with respect to potential indemnifiable claims. Although we have insured our officers and directors against certain potential third-party claims for which we are legally or financially unable to indemnify them, we intend to primarily self-insure with respect to potential third-party claims which give rise to direct liability to such third-party or an indemnification duty on our part. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

Changes to financial accounting standards may affect our combined results of operations and cause us to change our business practices.

We prepare our financial statements to conform with U.S. GAAP. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our combined reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conducts our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants and existing joint ventures, have recently been revised, or new guidance relating to outstanding convertible debt are being proposed.

The Financial Accounting Standards Board, or the FASB, and other agencies have made changes to U.S. GAAP, that required U.S. companies, starting in the first quarter of fiscal 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing

accounting charges resulting from option grant and other equity awards that could reduce our net income or increase our net loss. In addition, since we have historically used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees. In December 2003, the FASB issued the FASB Staff Position FASB Interpretation No. 46 "Consolidation of Variable Interest Entities", or FSP FIN 46(R). The accounting method under FSP FIN 46(R) may impact our accounting for certain existing or future joint ventures or project companies for which we retain an ownership interest. In the event that we are deemed the primary beneficiary of a Variable Interest Entity (VIE) subject to the accounting of FSP FIN 46(R), we may have to consolidate the assets, liabilities and financial results of the joint venture. This could have an adverse impact on our financial position, gross margin and operating results.

With respect to our existing debt securities, we are not required under U.S. GAAP as presently in effect to record any interest or other expense in connection with our obligation to deliver upon conversion a number of shares (or an equivalent amount of cash) having a value in excess of the outstanding principal amount of the debentures. We refer to this obligation as our "net share obligation". The accounting method for net share settled convertible securities such as ours is currently under consideration by the FASB. In September 2007, the FASB issued a proposed FASB Staff Position APB 14-a, which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The proposed guidance, if issued in final form, would significantly impact the accounting for our existing debt securities by requiring us to separately account for the liability and equity components of our existing debt securities in a manner that reflects interest expense equal to our non-convertible debt borrowing rate. If the proposed position were adopted, it is expected to cause us to incur additional interest expense and potentially increase our cost of capital equipment and future depreciation expense due to capitalized interest, thereby reducing our operating results. The proposed guidance, if approved, would be effective for fiscal years beginning after December 15, 2007, and retrospective application would be required for all periods presented. In a November 2007 update to its website, the FASB announced it is expected to begin its redeliberations of the guidance in the proposed FASB Staff Position APB 14-a in January 2008. Therefore, final guidance will not be issued until at least the first quarter of 2008.

In addition, because the 1.8 million shares of class A common stock loaned to an affiliate of Credit Suisse Securities (USA) LLC in July 2007 must be returned to us prior to August 1, 2027, we believe that under U.S. GAAP as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. We have a similar belief with respect to the 2.9 million shares of class A common stock we loaned to an affiliate of Lehman Brothers Inc. in connection with our February 2007 offering of 1.25% senior convertible debentures due 2027. This accounting method is also subject to change. If we become required to treat the borrowed shares as outstanding for purposes of computing earnings per share, our earnings per share would be reduced. Any reduction in our earnings per share could cause our stock price to decrease, possibly significantly.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to the effectiveness of our internal control over financial reporting. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We are complying with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting, or that we or our independent registered public accounting firm will be able to provide the attestation and opinion required under Section 404 in our Annual Reports on Form 10-K. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements

and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from The Nasdaq Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

The development of a unified system of controls over financial reporting may take a significant amount of management's time and attention and, if not completed in a timely manner, could negatively impact us.

Prior to our acquisition of SP Systems in January 2007, SP Systems was not required to report on the effectiveness of its internal controls over financial reporting because it was not subject to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In August 2006, the audit committee of SP Systems received a letter from that company's independent auditors identifying certain material weaknesses in that company's internal controls over financial reporting relating to that company's audits of its Consolidated Financial Statements for 2005, 2004 and 2003. These material weaknesses included problems with financial statement close processes and procedures, inadequate accounting resources, unsatisfactory application of the percentage-of-completion accounting method, inaccurate physical inventory counts, incorrect accounting for complex capital transactions and inadequate disclosure of related party transactions. In addition, SP Systems had to restate its 2004 and 2003 financial statements to correct previously reported amounts primarily related to its contract revenue, contract costs, accrued warranty, California state sales taxes and inventory items. In July 2007, subsequent to our acquisition of SP Systems, its independent auditors completed their audit of SP Systems' 2006 financial statements. In connection with that audit, our audit committee received a letter from the independent auditors of SP Systems identifying significant deficiencies in SP Systems' internal controls over financial reporting.

As we would for any other significant deficiencies identified by our external auditors from time to time, we have begun remediation efforts with respect to the significant deficiencies identified by SP Systems' independent auditors. Although initiated, our plans to improve these internal controls and processes are not complete. While we expect to complete this remediation process as quickly as possible, doing so depends on several factors beyond our control, including the hiring of additional qualified personnel and, as a result, we cannot at this time estimate how long it will take to complete the steps identified above. Our management will continue to evaluate the effectiveness of the control environment in our systems segment as well the Company overall and will continue to develop and enhance internal controls. We cannot assure investors that the measures we have taken to date or any future measures will remediate the significant deficiencies reported by the Company's independent auditors. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

Our report on internal controls over financial reporting in our annual reports on Form 10-K for the fiscal years ended December 30, 2007 and December 31, 2006 did not include an assessment of SP Systems' internal controls. We are not required to include SP Systems, which now makes up our Systems Segment, in our report on internal controls until our annual report on Form 10-K for the fiscal year ending December 28, 2008. Unanticipated factors may hinder the effectiveness or delay the integration of our combined internal control systems post-acquisition. We cannot be certain as to whether we will be able to establish an effective, unified system of internal controls over financial reporting in a timely manner, or at all.

Our credit agreement with Wells Fargo contains covenant restrictions that may limit our ability to operate our business.

Our Credit Agreement with Wells Fargo contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

- incur additional debt or issue guarantees;
- create liens;

- make certain investments or acquisitions;
- enter into transactions with our affiliates;
- sell certain assets;
- redeem capital stock or make other restricted payments;
- declare or pay dividends or make other distributions to stockholders; and
- merge or consolidate with any person.

In addition, our credit agreement contains additional affirmative and negative covenants that are more restrictive than those contained in the indenture governing the debentures. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. For example, the credit agreement prohibited our providing corporate guaranties to customers of our subsidiaries. However, in January 2008 Wells Fargo agreed to waive compliance with the prohibition. In exchange, we agreed to fund a deposit account to fully secure our repayment obligations to Wells Fargo. Had Wells Fargo not waived this prohibition, we would have been in default of our debt covenants, and we may have been required to immediately repay the aggregate outstanding indebtedness we owed to Wells Fargo under both the line of credit, including its letter of credit subfeature, and the letter of credit line.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under the debentures and our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

If the recent worsening of credit market conditions continues or increases, it could have a material adverse impact on our investment portfolio and on our sales of residential solar systems.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. In February 2008, the auction rate securities market experienced a significant increase in the number of failed auctions, which occurs when sell orders exceed buy orders resulting from lack of liquidity and does not necessarily signify a default by the issuer. As of December 30, 2007, we held ten auction rate securities totaling $50.8 million. As of February 29, 2008, four of these auction rate securities totaling $24.1 million failed to clear at auctions and such failures could continue to occur in the future. These auction rate securities were student loans that are typically over collateralized by pools of loans originated under the Federal Family Education Loan Program, or FFELP, and are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities held are rated by one or more of the Nationally Recognized Statistical Rating Organizations, or NRSRO, as triple-A. For failed auctions, we continue to earn interest on these investments at the maximum contractual rate as the issuer is obligated under contractual terms to pay penalty rates should auctions fail. In the event we need to access these funds, we will not be able to do so until a future auction is successful, the issuer redeems the securities, a buyer is found outside of the auction process or the securities mature. If these auction rate securities are unable to successfully clear at future auctions or issuers do not redeem the securities, we may be required to adjust the carrying value of the securities and record an impairment charge. If we determine that the fair value of these auction rate securities is temporarily impaired, we would record a temporary impairment within Consolidated Statements of Comprehensive Income (Loss), a component of stockholders' equity. If it is determined that the fair value of these securities is other-than-temporarily impaired, we would record a loss in our Consolidated Statements of Operations, which could materially adversely impact our results of operations and financial condition.

Sales of our solar systems to new homebuilders, residential and commercial customers is also affected by the availability of credit financing and the general strength of the housing market and the overall economy. Continued distress in the credit markets, the housing market and the overall economy could materially adversely impact our results of operations and financial condition.

We are in the process of implementing a new enterprise resource planning (ERP) system to manage our worldwide financial, accounting and operations reporting.

We have been preparing for the ERP system implementation for over a year and are taking appropriate measures to ensure the successful and timely implementation including but not limited to hiring qualified consultants and performing extensive testing. However, implementations of this scope have inherent risks that in the extreme could lead to a disruption in our financial, accounting and operations reporting as well as the inability to obtain access to key financial data.

Risks Related to Our Debentures and Class A Common Stock

Conversion of our outstanding debentures will dilute the ownership interest of existing stockholders, including holders who had previously converted their debentures.

To the extent we issue class A common stock upon conversion of debentures, the conversion of some or all of such debentures will dilute the ownership interests of existing stockholders, including holders who had previously converted their debentures. Any sales in the public market of the class A common stock issuable upon such conversion could adversely affect prevailing market prices of our class A common stock. In addition, the existence of our outstanding debentures may encourage short selling of our common stock by market participants who expect that the conversion of the debentures could depress the price of our class A common stock.

As of the first trading day of the first quarter in fiscal 2008, holders of the outstanding debentures are able to exercise their right to convert the debentures any day in that fiscal quarter because the closing price of our class A common stock equaled or exceeded $70.94 and $102.80, which represents more than 125% of the applicable conversion price for our 1.25% and 0.75% outstanding debentures, respectively, for at least 20 of the last 30 trading days during the preceding fiscal quarter. This test is repeated each fiscal quarter, and prior to August 1, 2025, holders of our outstanding debentures may only exercise their right to convert during a fiscal quarter in which this test is met. After August 1, 2025, the debentures are convertible at any time.

In the event of conversion by holders of the outstanding debentures, the principal amount must be settled in cash and to the extent that the conversion obligation exceeds the principal amount of any debentures converted, we must satisfy the remaining conversion obligation of the February 2007 debentures in shares of our class A common stock, and we maintain the right to satisfy the remaining conversion obligation of the July 2007 debentures in shares of our class A common stock or cash. We intend to fund such obligations, if any, through existing cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo and/or potential availability of future sources of funding. We believe that it is unlikely that a significant percentage of holders of the outstanding debentures will exercise their right to convert in the near future because they would likely receive less value upon conversion than the current market value of the debentures based on the debentures' trading prices quoted on Bloomberg in January and February 2008. However, there is no assurance that this will continue to be the case. As of February 29, 2008, no holders of the outstanding debentures exercised their right to convert the debentures.

As of December 30, 2007, we had cash and cash equivalents of $285.2, while the aggregate outstanding principal balance due under the debentures was $425.0 million. For more information about our convertible debentures, please see *"Liquidity" within "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Substantial future sales or other dispositions of our class A common stock or other securities, or short selling activity, could cause our stock price to fall.

Sales of our class A common stock in the public market or sales of any of our other securities, or the perception that such sales could occur, could cause the market price of our class A common stock to decline. As of December 30, 2007, we had approximately 84.7 million shares of class A common stock outstanding, and Cypress owned the 44.5 million outstanding shares of our class B common stock, representing approximately 56% of the total outstanding shares of our common stock. Cypress, its successors in interest and its subsidiaries may convert their shares of our class B common stock into class A common stock at any time. Subject to applicable United States

federal and state securities laws, Cypress may sell or distribute to its stockholders any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us. In late 2006, Cypress announced that it was exploring ways in which to allow its stockholders to fully realize the value of its investment in our company. Since that date, Cypress has made public statements and taken actions that are consistent with these announcements. In May 2007, Cypress sold 7.5 million shares of our class B common stock to an unaffiliated third party in an offering pursuant to Rule 144 under the Securities Act. Upon the completion of that sale, such shares automatically, by their terms, converted into 7.5 million shares of our class A common stock.

If Cypress elects to convert its shares of our class B common stock into shares of our class A common stock, an additional 44.5 million shares of our class A common stock will be available for sale, subject to customary sales restrictions. In addition, except in limited circumstances, Cypress has the right to cause us to register the sale of its shares of our class B common stock or class A common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

If Cypress distributes to its stockholders shares of our common stock that it owns, substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock would be sold in the open market in anticipation of, or after, any such distribution. We also are unable to predict whether a sufficient number of buyers for shares of our common stock would be in the market at that time.

We have filed registration statements covering approximately 2.7 million shares of class A common stock issuable under outstanding options under various equity incentive plans and, as of December 30, 2007, have 0.7 million shares reserved for future issuance under our Amended and Restated 2005 Stock Incentive Plan. We have also registered for resale up to approximately 4.1 million shares of class A common stock for resale by holders of former PowerLight shares. Although some of these shares have already been sold into the market, the remaining shares are available for sale, although sales of shares held by former PowerLight shareholders who are now affiliates of SunPower are subject to sales restrictions under the Securities Act. Some of the aggregate of approximately 4.7 million shares of class A common stock that we lent to underwriters of our debenture offerings are being restricted by such underwriters to facilitate later hedging arrangements of future purchases for debentures in the after-market. These shares may be freely sold into the market by the underwriters at any time, and such sales could depress our stock price. In addition, any hedging activity facilitated by our debenture underwriters would involve short sales or privately negotiated derivatives transactions. These or other similar transactions could further negatively affect our stock price.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our securities prices and trading volumes could decline.

The trading markets for our class A common stock and debentures are influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock and debenture prices would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our securities prices or trading volumes to decline.

The price of our class A common stock, and therefore of our outstanding debentures, may fluctuate significantly, and a liquid trading market for our class A common stock may not be sustained.

Our class A common stock has a limited trading history in the public markets, and during that period has experienced extreme price and volume fluctuations. The trading price of our class A common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section. In addition, the stock market in general, and The Nasdaq Global Market and the securities of technology companies and solar companies in particular, have experienced severe price and volume fluctuations. These trading prices and valuations, including our own market valuation and those of companies in our industry generally, may not be sustainable. These broad market and

industry factors may decrease the market price of our class A common stock, regardless of our actual operating performance. Because the debentures are convertible into our class A common stock, volatility or depressed prices of our class A common stock could have a similar effect on the trading price of these debentures. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

The difference in the voting rights of our class A and our class B common stock may reduce the value and liquidity of our class A common stock.

The rights of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions. The class B common stock is entitled to eight votes per share and the class A common stock is entitled to one vote per share. The difference in the voting rights of our class A and class B common stock could reduce the value of our class A common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of our class B common stock to eight votes per share.

Delaware law and our certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
- the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;
- the ability of the board of directors to issue, without stockholder approval, up to approximately 10.0 million shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and
- in the event that Cypress, its successors in interest and its subsidiaries no longer collectively own shares of our common stock equal to at least 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes:
- our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible;
- no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;
- stockholders may not call special meetings of the stockholders; and
- our board of directors will be able to alter our bylaws without obtaining stockholder approval.

Until such time as Cypress, its successor in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, the affirmative vote of at least 75% of the then-authorized number of members of our board of directors will be required to: (1) adopt, amend or repeal our bylaws or certificate of incorporation; (2) appoint or remove our chief executive officer; (3) designate, appoint or allow for the nomination or recommendation for election by our stockholders of an individual to our board of directors; (4) change the size of our board of directors to be other than in the range of five to seven members; (5) form a committee of our board of directors or establish or change a charter, committee responsibilities or committee membership of any committee of our board of directors; (6) adopt any stockholder rights plan, "poison pill" or other similar arrangement; or (7) approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or

otherwise result in any person or entity obtaining control of us or any of our subsidiaries. Cypress may at any time in its sole discretion waive this requirement to obtain such a supermajority vote of our board of directors.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our restated certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

Provisions of our outstanding debentures could discourage an acquisition of us by a third party.

Certain provisions of our outstanding debentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of our outstanding debentures will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the debentures, all of their debentures or any portion of the principal amount of such debentures in integral multiples of $1,000. We may also be required to issue additional shares of our class A common stock upon conversion of such debentures in the event of certain fundamental changes.

We currently have a significant amount of debt outstanding. Our substantial indebtedness, along with our other contractual commitments, could adversely affect our business, financial condition and results of operations, as well as our ability to meet any of our payment obligations under the debentures and our other debt.

We currently have a significant amount of debt and debt service requirements. As of December 30, 2007, after giving effect to our July 2007 offering of debentures, we had $425.0 million of outstanding debt for borrowed money.

This level of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under the debentures and our other outstanding debt;
- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our new credit facility;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the debentures and our other debt.

In addition, we also have significant contractual commitments for the purchase of polysilicon, some of which involve prepayments, and we may enter into additional, similar agreements in the future. These commitments could have an adverse effect on our liquidity and our ability to meet our payment obligations under the debentures and our other debt.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure investors that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debentures and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including our outstanding debentures, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the debentures and our other debt and other obligations.

As of the first trading day of the first quarter in fiscal 2008, holders of the outstanding debentures are able to exercise their right to convert the debentures any day in that fiscal quarter because the closing price of our class A common stock equaled or exceeded $70.94 and $102.80, which represents more than 125% of the applicable conversion price for our 1.25% and 0.75% outstanding debentures, respectively, for at least 20 of the last 30 trading days during the preceding fiscal quarter. This test is repeated each fiscal quarter, and prior to August 1, 2025, holders of our outstanding debentures may only exercise their right to convert during a fiscal quarter in which this test is met. After August 1, 2025, the debentures are convertible at any time.

In the event of conversion by holders of the outstanding debentures, the principal amount must be settled in cash and to the extent that the conversion obligation exceeds the principal amount of any debentures converted, we must satisfy the remaining conversion obligation of the February 2007 debentures in shares of our class A common stock, and we maintain the right to satisfy the remaining conversion obligation of the July 2007 debentures in shares of our class A common stock or cash. We intend to fund such obligations, if any, through existing cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo and/or potential availability of future sources of funding. We believe that it is unlikely that a significant percentage of holders of the outstanding debentures will exercise their right to convert in the near future because they would likely receive less value upon conversion than the current market value of the debentures based on the debentures' trading prices quoted on Bloomberg in January and February 2008. However, there is no assurance that this will continue to be the case. As of February 29, 2008, no holders of the outstanding debentures exercised their right to convert the debentures.

As of December 30, 2007, we had cash and cash equivalents of $285.2, while the aggregate outstanding principal balance due under the debentures was $425.0 million. For more information about our convertible debentures, please see *"Liquidity"* within *"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations."* See also *"Risk Factors — We expect to continue to make significant capital expenditures, particularly in our manufacturing facilities, and if adequate funds are not available or if the covenants in our credit agreements impair our ability to raise capital when needed, our ability to expand our manufacturing capacity and our business will suffer."*

Our outstanding debentures are effectively subordinated to any existing and future secured indebtedness and structurally subordinated to existing and future liabilities and other indebtedness of our subsidiaries.

Our outstanding debentures are our general, unsecured obligations and rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. All of our $425.0 million in outstanding principal amount of debentures rate equally in right of payment. Our outstanding debentures are effectively subordinated to our existing and any future secured indebtedness we may have to the extent of the value of the assets securing such indebtedness, and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. The debentures do not restrict us or our subsidiaries from incurring indebtedness, including senior secured indebtedness in the future, nor do they limit the amount of indebtedness we can issue that is equal in right of payment.

The terms of our outstanding debentures do not contain restrictive covenants and provide only limited protection in the event of a change of control.

The indentures under which our outstanding debentures were issued do not contain restrictive covenants that would protect holders from several kinds of transactions that may adversely affect them. In particular, the indentures do not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, may not protect holders of our debentures in the event of a highly leveraged transaction or other similar transaction. The requirement that we offer to repurchase our outstanding debentures upon a change of control is limited to the transactions specified in the definitions of a "fundamental change" in the indentures. Similarly, the circumstances under which we are required to adjust the conversion rate upon the occurrence of a "non-stock change of control" are limited to circumstances where a debenture is converted in connection with such a transaction as set forth in the indentures.

Accordingly, subject to restrictions contained in our other debt agreements, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of the debentures and our class A common stock but would not constitute a fundamental change under the debentures.

We may be unable to repurchase the debentures for cash when required by the holders, including following a fundamental change.

Holders of our outstanding debentures have the right to require us to repurchase such debentures on specified dates or upon the occurrence of a fundamental change prior to maturity as described in the indentures governing such debentures. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the debentures in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time, including our current credit facility which limits our ability to purchase the debentures for cash in certain circumstances. If we fail to repurchase the debentures in cash as required by the indenture governing the debentures, it would constitute an event of default under each indenture governing our outstanding debentures, which, in turn, would constitute an event of default under our credit facility and the other indenture.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase our outstanding debentures.

Upon the occurrence of a fundamental change, holders of our debentures will have the right to require us to repurchase their debentures. However, the fundamental change provisions of our indentures will not afford protection to holders of debentures in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, as well as stock acquisitions by certain companies, would not constitute a fundamental change requiring us to repurchase the debentures. In the event of any such transaction, holders of debentures would not have the right to require us to repurchase their debentures, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of our debentures.

The adjustment to the conversion rates of our outstanding debentures upon the occurrence of certain types of fundamental changes may not adequately compensate holders for the lost option time value of their debentures as a result of such fundamental change.

If certain types of fundamental changes occur prior to August 1, 2010 with respect to our 0.75% debentures or prior to February 13, 2012 with respect to our 1.25% debentures, we may adjust the conversion rate of the debentures to increase the number of shares issuable upon conversion. The number of additional shares to be added to the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our class A common stock in the fundamental change as described in the indentures for such debentures. Although this adjustment is designed to compensate holders for the lost option value of their debentures as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value based upon assumptions made at the time when their debentures were issued and may not adequately

compensate them for such loss. In addition, with respect to our 0.75% debentures, if the price paid per share of our class A common stock in the fundamental change is less than $64.50 or more than $155.00 (subject to adjustment), or if such transaction occurs on or after August 1, 2010, there will be no such adjustment. Moreover, in no event will the total number of shares issuable upon conversion as a result of this adjustment exceed 15.5039 per $1,000 principal amount of the 0.75% debentures, subject to adjustment for stock splits, combinations and the like. With respect to our 1.25% debentures, if the price paid per share of our class A common stock in the fundamental change is less than $44.51 or more than $135.00 (subject to adjustment), or if such transaction occurs on or after February 15, 2012, there will be no such adjustment. Moreover, in no event will the total number of shares issuable upon conversion as a result of this adjustment exceed 22.4668 per $1,000 principal amount of the 1.25% debentures, subject to adjustment for stock splits, combinations and the like.

There is currently no public market for our outstanding debentures, and an active trading market may not develop for these debentures. The failure of a market to develop for our debentures could adversely affect the liquidity and value of our debentures.

We do not intend to apply for listing of the debentures on any securities exchange or for quotation of the debentures on any automated dealer quotation system. Although we have been advised by the underwriters that the underwriters intend to make a market in the debentures, none of the underwriters is obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the debentures.

An active market may not develop for any of our outstanding debentures, and there can be no assurance as to the liquidity of any market that may develop for the debentures. If active, liquid markets do not develop for our debentures, the market price and liquidity of the affected debentures may be adversely affected. Any of the debentures may trade at a discount from their initial offering price.

The liquidity of the trading market and future trading prices of our debentures will depend on many factors, including, among other things, the market price of our class A common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for our debentures will be subject to disruptions which may have a negative effect on the holders of these debentures, regardless of our operating results, financial performance or prospects.

Upon any conversion of our outstanding debentures, we will pay cash in lieu of issuing shares of our class A common stock with respect to an amount up to the principal amount of debentures converted. We retain the right to satisfy any remaining conversion obligation, in whole or part, in additional shares of class A common stock or, in the case of our 0.75% debentures, in cash, based upon a predetermined formula. Therefore, upon conversion, holders of our debentures may not receive any shares of our class A common stock, or may receive fewer shares than the number into which their debentures would otherwise be convertible.

Upon any conversion of debentures, we will pay cash in lieu of issuing shares of our common stock with respect to an amount up to the principal amount of debentures converted. We retain the right to satisfy any remaining conversion obligation, in whole or part, in additional shares of our class A common stock or, in the case of our 0.75% debentures, in cash, with respect to the conversion value in excess thereof, based on a daily conversion value (as defined herein) calculated based on a proportionate basis for each day of the 20 trading day conversion period. Accordingly, upon conversion of debentures, holders may not receive any shares of our class A common stock. In addition, because of the 20 trading day calculation period, in certain cases, settlement will be delayed until at least the 26th trading day following the related conversion date. Moreover, upon conversion of debentures, holders may receive less proceeds than expected because the price of our class A common stock may decrease (or not appreciate as much as they may expect) between the conversion date and the day the settlement amount of their debentures is determined. Further, as a result of cash payments, our liquidity may be reduced upon conversion of the debentures. In addition, in the event of our bankruptcy, insolvency or certain similar proceedings during the conversion period, there is a risk that a bankruptcy court may decide a holder's claim to receive such cash and/or shares could be

subordinated to the claims of our creditors as a result of such holder's claim being treated as an equity claim in bankruptcy.

As of the first trading day of the first quarter in fiscal 2008, holders of the outstanding debentures are able to exercise their right to convert the debentures any day in that fiscal quarter because the closing price of our class A common stock equaled or exceeded $70.94 and $102.80, which represents more than 125% of the applicable conversion price for our 1.25% and 0.75% outstanding debentures, respectively, for at least 20 of the last 30 trading days during the preceding fiscal quarter. This test is repeated each fiscal quarter, and prior to August 1, 2025, holders of our outstanding debentures may only exercise their right to convert during a fiscal quarter in which the test was met. After August 1, 2025, the debentures are convertible at any time.

In the event of conversion by holders of the outstanding debentures, the principal amount must be settled in cash and to the extent that the conversion obligation exceeds the principal amount of any debentures converted, we must satisfy the remaining conversion obligation of the February 2007 debentures in shares of our class A common stock, and we maintain the right to satisfy the remaining conversion obligation of the July 2007 debentures in shares of our class A common stock or cash. We intend to fund such obligations, if any, through existing cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo and/or potential availability of future sources of funding. We believe that it is unlikely that a significant percentage of holders of the outstanding debentures will exercise their right to convert in the near future because they would likely receive less value upon conversion than the current market value of the debentures based on the debentures' trading prices quoted on Bloomberg in January and February 2008. However, there is no assurance that this will continue to be the case. As of February 29, 2008, no holders of the outstanding debentures exercised their right to convert the debentures.

As of December 30, 2007, we had cash and cash equivalents of $285.2, while the aggregate outstanding principal balance due under the debentures was $425.0 million. For more information about our convertible debentures, please see *"Liquidity"* within *"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations."*

The conditional conversion features of our outstanding debentures could result in holders receiving less than the value of the class A common stock into which a debenture would otherwise be convertible.

At certain times, the debentures are convertible into cash and, if applicable, shares of our class A common stock only if specified conditions are met. If these conditions are not met, holders will not be able to convert their debentures at that time, and, upon a later conversion, holders may not be able to receive the value of the class A common stock into which the debentures would otherwise have been convertible had such conditions been met.

The conversion rate of our outstanding debentures may not be adjusted for all dilutive events that may adversely affect their trading prices or the class A common stock issuable upon conversion of these debentures.

The conversion rates of our outstanding debentures are subject to adjustment upon certain events, including the issuance of stock dividends on our class A common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers. The conversion rates will not be adjusted for certain other events, including, for example, upon the issuance of additional shares of stock for cash, any of which may adversely affect the trading price of our debentures or the class A common stock issuable upon conversion of the debentures. Even if the conversion price is adjusted for a dilutive event, such as a leveraged recapitalization, it may not fully compensate holders for their economic loss.

Holders of our debentures will not be entitled to any rights with respect to our class A common stock, but they will be subject to all changes made with respect to our class A common stock.

Holders of our debentures will not be entitled to any rights with respect to our class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our class A common stock), but they will be subject to all changes affecting our class A common stock. Holders will have rights with respect to our class A common stock only if they convert their debentures, which they are permitted to do only

in limited circumstances. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of our class A common stock to holders, they will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or rights of our class A common stock.

Our outstanding debentures may not be rated or may receive lower ratings than anticipated.

We do not intend to seek a rating on any of our outstanding debentures. However, if one or more rating agencies rates these debentures and assigns them a rating lower than the rating expected by investors, or reduces their ratings in the future, the market price of the affected debentures and our class A common stock could be reduced.

Risks Related to Our Relationship with Cypress Semiconductor Corporation

As long as Cypress controls us, the ability of our other stockholders to influence matters requiring stockholder approval will be limited.

As of December 30, 2007, Cypress owned all 44.5 million shares of outstanding our class B common stock, representing approximately 56% of the total outstanding shares of our common stock, or approximately 51% of such shares on a fully diluted basis after taking into account outstanding options (or 49% of such shares on a fully diluted basis after taking into account outstanding stock options and loaned shares to underwriters of our convertible indebtedness), and 90% of the voting power of our outstanding capital stock.

Shares of our class A common stock and our class B common stock have substantially similar rights, preferences and privileges except with respect to certain voting and conversion rights and other protective provisions. Shares of our class B common stock are entitled to eight votes per share of class B common stock, and shares of our class A common stock are entitled to one vote per share of class A common stock. Cypress, its successors in interest or its subsidiaries may convert their shares of our class B common stock into shares of our class A common stock on a one-for-one basis at any time. Prior to a tax-free distribution by Cypress of its shares of our class B common stock to its stockholders, the class B common shares will automatically convert into shares of class A common stock if such shares are transferred to a person other than Cypress, its successors in interest or its subsidiaries. In most circumstances in the event that Cypress owns less than 40% of the shares of all classes of our common stock then outstanding, each outstanding share of class B common stock will automatically convert into one share of class A common stock. By virtue of its ownership of class B common stock, Cypress is able to elect all of the members of our board of directors.

In addition, until such time as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress will have the ability to take stockholder action without the vote of any other stockholder and, by virtue of the voting power afforded the shares of our class B common stock, investors will not be able to affect the outcome of any stockholder vote during this period. As a result, Cypress will have the ability to control all matters affecting us, including:

- the composition of our board of directors and, through the board of directors, any determination with respect to the combined company's business plans and policies, including the appointment and removal of officers;
- any determinations with respect to mergers and other business combinations;
- our acquisition or disposition of assets;
- our financing activities;
- changes to the agreements providing for our separation from Cypress;
- the allocation of business opportunities that may be suitable for us;
- the payment of dividends on our class A common stock; and
- the number of shares available for issuance under our stock plans.

For the reasons described above, Cypress may be unwilling to support certain corporate transactions proposed by us that could dilute its ownership below 40%, including financings or acquisitions effected through the issuance of our securities. In addition, Cypress may have tax-related or other objectives that cause it to be unwilling to support these or other transactions that dilute its ownership below 50%. Cypress's voting control may also discourage transactions involving a change of control of SunPower, including transactions in which holders of our class A common stock might otherwise receive a premium for their shares over the then current market price. Cypress is not prohibited from selling a controlling interest in us to a third party and may do so without approval of holders of our class A common stock and without providing for a purchase of our class A common stock. Accordingly, shares of our class A common stock may be worth less than they would be if Cypress did not maintain voting control over us.

Our ability to continue to manufacture our solar cells in our current facilities with our current and planned manufacturing capacities, and therefore to maintain and increase revenue and achieve profitability, depends to a large extent upon the continued success of our relationship with Cypress.

We manufacture our solar cells in a Philippines manufacturing facility which we lease from Cypress, with the option to purchase the facility. We are in the process of expanding existing facilities for solar and panel assembly. If we are unable to expand in our current facility or are required to move our manufacturing facility, we would incur significant expenses as well as lost sales. Furthermore, we may not be able to locate a facility that meets our needs on terms acceptable to us. Any of these circumstances would increase our expenses and decrease our total revenue and could prevent us from sustaining profitability.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our services agreements with Cypress.

As a subsidiary of Cypress, we have relied on administrative and other resources of Cypress to operate our business. In connection with our initial public offering, we entered into various service agreements to retain the ability for specified periods to use these Cypress resources. These agreements will expire upon the earlier or November 2009 or a change of control of our Company. We need to create our own administrative and other support systems or contract with third parties to replace Cypress' systems. In addition, we recently established disclosure controls and procedures and internal control over financial reporting as part of our becoming a separate public company in November 2005. These services may not be provided at the same level as when we were a wholly owned subsidiary of Cypress, and we may not be able to obtain the same benefits that we received prior to the separation. These services may not be sufficient to meet our needs, and after our agreements with Cypress expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Cypress. Any failure or significant downtime in our own administrative systems or in Cypress' administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

Our agreements with Cypress require us to indemnify Cypress for certain tax liabilities. These indemnification obligations or related considerations may limit our ability to obtain additional financing, participate in future acquisitions or pursue other business initiatives.

We have entered into a tax sharing agreement with Cypress, under which we and Cypress agree to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we will be responsible for taxes relating to our business. Furthermore, we may be held jointly and severally liable for taxes determined on a consolidated basis for the entire Cypress group for any particular taxable year that we are a member of the group even though Cypress is required to indemnify us for its taxes pursuant to the tax sharing agreement. As of June 2006, we ceased to be a member of the Cypress consolidated group for federal income tax purposes and most state income tax purposes. Thus, to the extent that we become entitled to utilize on our separate tax returns portions of those credit or loss carryforwards existing as of such date, we will distribute to Cypress the tax effect (estimated to be 40% for federal and state income tax purposes) of the amount of such tax loss carryforwards so utilized and the amount of any credit carryforwards so utilized. We will distribute these amounts to

Cypress in cash or in our shares, at our option. Accordingly, we will be subject to the obligations payable to Cypress for any federal income tax credit or loss carryforwards utilized in our federal tax returns. As of December 30, 2007, we had $44.0 million of federal net operating loss carryforwards and approximately $73.5 million of California net operating loss carryforwards, meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate approximately $19.1 million. The majority of these net operating loss carryforwards were created by employee stock transactions. Because there is uncertainty as to the realizability of these loss carryforwards, the portion created by employee stock transactions are not reflected on the Company's Consolidated Balance Sheets. If these losses were reflected on the Consolidated Balance Sheets, to the extent the deductions were not matched against previous stock-based compensation charges, the loss carryforwards would be accounted for as an increase to deferred tax assets and stockholders' equity.

If Cypress distributes our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, or the Code, Cypress intends to obtain an opinion of counsel to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The tax sharing agreement includes our obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after the distribution, other than liability attributable solely to certain dispositions of our stock by Cypress, that cause Cypress' distribution of shares of our stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code. Under current law, following a distribution by Cypress and for up to two years thereafter (or possibly longer if we are acting pursuant to a preexisting plan), our obligation to indemnify Cypress will be triggered only if we issue stock or otherwise participate in one or more transactions other than the distribution in which 50% or more of our voting power or economic value is acquired in financing or acquisition transactions that are part of a plan or series of related transactions that includes the distribution. If such an indemnification obligation is triggered, the extent of our liability to Cypress will generally equal the product of (a) Cypress' top marginal federal and state income tax rate for the year of the distribution, and (b) the difference between the fair market value of our class B common stock distributed to Cypress stockholders and Cypress' tax basis in such stock as determined on the date of the distribution.

For example, under the current tax rules, if Cypress was to make a complete distribution of its shares of our class B common stock, and our total outstanding capital stock at the time of such distribution were 84 million shares, unless we qualified for one of several safe harbor exemptions available under the Treasury Regulations, in order to avoid our indemnification obligation to Cypress, we could not, for up two years (or possibly longer if we are acting pursuant to a preexisting plan) from the date of Cypress' distribution, issue 84 million or more shares of our class A common stock, nor could we participate in one or more transactions (excluding the distribution itself) in which 42 million or more shares of our then-existing class A common stock were to be acquired in connection with a plan or series of related transactions that includes the distribution. In addition, these limits could be lower depending on certain actions that we or Cypress might take before or after a distribution. If we were to participate in such a transaction, assuming Cypress distributed 44.5 million shares, Cypress' top marginal income tax rate was 40% for federal and state income tax purposes, the fair market value of our class B common stock was $70.00 per share and Cypress' tax basis in such stock was $5.00 per share on the date of their distribution, then our liability under our indemnification obligation to Cypress would be approximately $1.2 billion.

In order to preserve various options for the separation of our two companies, we and Cypress may seek to preserve Cypress' ownership of our company at certain levels. Any such effort could limit our ability to use our equity to raise capital, pursue acquisitions, compensate employees or engage in other business initiatives. In addition, our ability to use our equity to obtain additional financing or to engage in acquisition transactions for a period of time after a tax-free distribution of our shares by Cypress will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify Cypress for taxes it incurs under Section 355(e) of the Code. Separation of the two companies is dependent, to a large degree, on the tax efficient provisions within the tax law. Changes to these provisions, either through change of statute or judicial interpretation, may render the separation strategy less attractive.

Third parties may seek to hold us responsible for liabilities of Cypress.

Under our separation agreements with Cypress, Cypress will indemnify us for claims and losses relating to liabilities related to Cypress' business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure investors that we will be able to recover the full amount of our losses from Cypress.

Our inability to resolve any disputes that arise between us and Cypress with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between Cypress and us in a number of areas relating to our past and ongoing relationships, including:

- labor, tax, employee benefit, indemnification and other matters arising from our separation from Cypress;
- employee retention and recruiting;
- business combinations involving us;
- pricing for transitional services;
- sales or distributions by Cypress of all or any portion of its ownership interest in us;
- the nature, quality and pricing of services Cypress has agreed to provide us; and
- business opportunities that may be attractive to both Cypress and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we entered into with Cypress may be amended upon agreement between the parties. While we are controlled by Cypress, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Cypress common stock, options to acquire Cypress common stock or their positions as executives or directors at Cypress.

Some of our directors and executive officers own Cypress common stock and/or options to purchase Cypress common stock. In addition, some of our directors are executive officers and/or directors of Cypress. Ownership of Cypress common stock and options to purchase Cypress common stock by our directors and officers and the presence of executive officers or directors of Cypress on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Cypress. For example, corporate opportunities may arise that concern both of our businesses, such as the potential acquisition of a particular business or technology that is complementary to both of our businesses. In these situations, our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of Cypress have no duty to communicate or present such corporate opportunity to us unless it is specifically applicable to the solar energy business and not applicable to or reasonably related to any business conducted by Cypress, have the right to deal with such corporate opportunity in their sole discretion and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for Cypress. In addition, we have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and expect that our board of directors, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises and if our directors and officers do not pursue it on our behalf pursuant to the provisions in our amended and restated certificate of incorporation, we may not become aware of, and may potentially lose, a significant business opportunity.

Because Cypress is not obligated to distribute to its stockholders or otherwise dispose of our common stock that it owns, we will continue to be subject to the risks described above relating to Cypress' control of us if Cypress does not complete such a transaction.

Cypress is not obligated to distribute to its stockholders or otherwise dispose of the shares of our class B common stock that it beneficially owns, although it might elect to do so in the future. Completion of any distribution transaction could be contingent upon, among other things, the receipt of a favorable tax ruling from the Internal Revenue Service, or IRS, and/or a favorable opinion of Cypress' tax advisor as to the tax-free nature of such a transaction for U.S. federal income tax purposes. The provisions allowing for a tax efficient distribution may be amended by legislative or judicial interpretation in the future, affecting Cypress' willingness to distribute or dispose of our class B common stock.

Unless and until such a distribution occurs or Cypress otherwise disposes of shares so that it, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding, we will continue to face the risks described above relating to Cypress' control of us and potential conflicts of interest between Cypress and us. We may be unable to realize potential benefits that could result from such a distribution by Cypress, such as greater strategic focus, greater access to capital markets, better incentives for employees and more accountable management, although we cannot guarantee that we would realize any of these potential benefits if such a distribution did occur. In addition, speculation by the press, investment community, our customers, our competitors or others regarding whether Cypress intends to complete such a distribution or otherwise dispose of its controlling interest in us could harm our business or lead to volatility in our stock price.

So long as Cypress continues to hold a controlling interest in us or is otherwise a significant stockholder, the liquidity and market price of our class A common stock may be adversely impacted. In addition, there can be no assurance that Cypress will distribute or otherwise dispose of any of its remaining shares of our class B common stock.

Cypress' ability to replace our board of directors may make it difficult for us to recruit independent directors.

Cypress may at any time replace our entire board of directors. Furthermore, some actions of our board of directors require the approval of 75% of our directors except to the extent this condition is waived by Cypress. As a result, unless and until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress could exercise significant control over our board of directors. As such, individuals who might otherwise accept a board position at SunPower may decline to serve, and Cypress may be able to control important decisions made by our Board of Directors.

ITEM 1B: *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2: *PROPERTIES*

Our corporate headquarters is located in San Jose, California, where we occupy approximately 51,000 square feet under a lease from Cypress that expires in April 2011. In Richmond, California, we occupy approximately 250,000 square feet for office, light industrial and research and development use under a lease from an unaffiliated third party that expires in September 2018. In addition to these facilities, we also have our European headquarters located in Geneva, Switzerland where we occupy approximately 4,000 square feet under a lease that expires in September 2012 as well as sales and support offices in Southern California, New Jersey, Germany, Italy, Spain, and South Korea, all of which are leased from unaffiliated third parties.

We also lease from Cypress approximately 215,000 square feet in the Philippines, which serves as our solar cell manufacturing facility. This lease expires in July 2021 and it contains a right to purchase the facility from Cypress at any time at Cypress' original purchase price of approximately $8.0 million plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to us, unless such purchase option is

exercised after a change of control of our Company, in which case the purchase price shall be at a market rate, as reasonably determined by Cypress. Under the lease, we would pay Cypress a rate equal to the cost to Cypress for the facility until the earlier of 10 years from November 22, 2005 or a change of control of our Company. Thereafter, we will pay market rent for the facility. In December 2005 we leased from an unaffiliated third party approximately 46,300 square foot building in the Philippines for five years, with an option to extend the lease at market rental rates when the term expires. In August 2006, we purchased a 344,000 square feet building in the Philippines. This facility is approximately 20 miles from our existing facility and is being developed to house up to 12 solar cell manufacturing lines. We recently began operating three manufacturing lines in the new facility and expect to commence production of an additional five solar cell lines during 2008. We plan to begin production as soon as the first quarter of 2010 on the first line of a third solar cell manufacturing facility. We may require additional space in the future, which may not be available on commercially reasonable terms or in the location we desire.

Because of the interrelation of our business segments, both the components segment and systems segment use substantially all of the properties at least in part, and we retain the flexibility to use each of the properties in whole or in part for each of the segments. Therefore, we do not identify or allocate assets by business segment. For more information on property, plant and equipment by country, see Note 18 of Notes to our Consolidated Financial Statements in *"Item 8: Financial Statements and Supplemental Data."*

ITEM 3: *LEGAL PROCEEDINGS*

From time to time we are a party to litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect our financial position, liquidity or results of operations.

ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our class A common stock is listed on the NASDAQ Global Market under the trading symbol "SPWR." The high and low trading prices of our class A common stock during the fiscal years ended December 30, 2007 and December 31, 2006 are as follows:

	High	Low
For the year ended December 30, 2007		
First quarter	$ 48.11	$35.40
Second quarter	65.55	45.84
Third quarter	86.93	59.64
Fourth quarter	164.49	81.50
For the year ended December 31, 2006		
First quarter	$ 45.09	$29.08
Second quarter	42.00	24.60
Third quarter	34.25	23.75
Fourth quarter	40.00	26.35

As of February 22, 2008, there were approximately 38 record holders of our class A common stock and there was one record holder of our class B common stock. A substantially greater number of holders of our class A common stock are in "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividends

We have never declared or paid any cash dividend on our capital stock, and we do not currently intend to pay any cash or dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance the operation and expansion of our business.

Our bank credit facilities place restrictions on us and our subsidiaries' ability to pay cash dividends. Additionally, our debentures issued in February 2007 and July 2007 allow the holders to convert their bonds into our common stock if we declare a dividend that on a per share basis exceeds 10% of our common stock's market price.

Recent Sales of Unregistered Securities

We conducted no unregistered sales of equity securities during the fiscal year ended December 30, 2007.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1) (In thousands)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Publicly Announced Plans or Programs
October 1, 2007 through October 28, 2007	1	$127.71	—	—
October 29, 2007 through November 25, 2007	—	—	—	—
November 26, 2007 through December 30, 2007	7	132.49	—	—
Total	8	132.02	—	—

(1) The total number of shares purchased includes shares surrendered to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Equity Compensation Plan Information

The following table provides certain information as of December 30, 2007 with respect to our equity compensation plans under which shares of class A common stock are authorized for issuance (in thousands, except dollar figures):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,889	$4.73	28
Equity compensation shares not approved by security holders	17(1)	2.00	—
Total	2,906(2)	4.71	28

(1) Represents one option to purchase shares of class A common stock issued to one SunPower employee on June 17, 2004 with an exercise price of $2.00, vesting over five years.

(2) This table excludes options to purchase an aggregate of approximately 795,000 shares of class A common stock, at a weighted average exercise price of $8.09 per share, that we assumed in connection with the acquisition of SP Systems in January 2007.

Company Stock Price Performance

The following graph compares the performance of an investment in our class A common stock from the pricing of our IPO on November 17, 2005 through December 30, 2007, with the NASDAQ Market Index and with four comparable issuers: Evergreen Solar, Energy Conversion Devices, SolarWorld and Solon AG. The graph assumes $100 was invested on November 17, 2005 in our class A common stock at the closing price of $25.45 per share and at the closing prices for the NASDAQ Market Index and each of our peer issuers. It also assumes that any dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


COMPARISON OF CUMULATIVE TOTAL RETURN
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
12/30/05
12/31/06
12/30/07
SunPower Corporation
NASDAQ Market Index
Evergreen Solar
Energy Conversion Devices
SolarWorld
Solon AG

ASSUMES $100 INVESTED ON NOVEMBER 17, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED DECEMBER 30, 2007

	11/17/05	12/30/05	12/31/06	12/30/07
SunPower Corporation	$100.00	$133.56	$146.05	$514.93
NASDAQ Market Index	100.00	99.32	108.77	120.45
Evergreen Solar	100.00	89.27	63.45	144.34
Energy Conversion Devices	100.00	130.15	108.53	105.78
SolarWorld	100.00	94.63	160.70	140.42
Solon AG	100.00	99.11	91.85	277.46

ITEM 6: *SELECTED CONSOLIDATED FINANCIAL DATA*

The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised warrants and options outstanding. This transaction resulted in the "push down" of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See Note 2 of Notes to our Consolidated Financial Statements. The Consolidated Balance Sheets and Statements of Operations data in this Annual Report on Form 10-K prior and up to November 8, 2004 refer to the Predecessor Company and this period is referred to as the pre-merger period, while the Consolidated Balance Sheets and Statements of Operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

Our Consolidated Financial Statements include purchases of goods and services from Cypress, including wafers, legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expenses allocations have been determined based on a method that we and Cypress consider to be a reasonable reflection of the utilization of services provided or the benefit received by us. The financial information included herein may not be indicative of our consolidated financial position, operating results, and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See Note 3 of Notes to our Consolidated Financial Statements for additional information on our relationship with Cypress.

On January 10, 2007, we completed the acquisition of PowerLight, a leading global provider of large-scale solar power systems, which we renamed SunPower Corporation, Systems, or SP Systems in June 2007. SP Systems designs, manufactures, markets and sells solar electric power system technology that integrates solar cells and solar panels manufactured by us and other suppliers to convert sunlight to electricity compatible with the utility network. The results of SP Systems have been included in the following selected consolidated financial information from January 10, 2007.

We report our results of operations on the basis of 52- or 53-week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Fiscal 2005 ended on January 1, 2006, fiscal 2006 ended on December 31, 2006, fiscal 2007 ended on December 30, 2007 and each fiscal year included 52 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year.

(In thousands, except per share data)	Successor Company				Predecessor Company	
		Year Ended				
	December 30, 2007	December 31, 2006	January 1, 2006	Nov. 9, 2004 Through Jan. 2, 2005	Dec. 29, 2003 Through Nov. 8, 2004	Year Ended December 28, 2003
Consolidated Statements of Operations Data						
Revenue:						
Systems	$464,178	$ —	$ —	$ —	$ —	$ —
Components	310,612	236,510	78,736	4,055	6,830	5,005
	774,790	236,510	78,736	4,055	6,830	5,005
Costs and expenses:						
Cost of systems revenue	386,511	—	—	—	—	—
Cost of components revenue	240,475	186,042	74,353	6,079	9,498	4,987
Research and development	13,563	9,684	6,488	1,417	12,118	9,816
Sales, general and administrative	108,256	21,677	10,880	1,111	4,713	3,238
Purchased in-process research and development	9,575	—	—	—	—	—
Impairment of acquisition-related intangibles	14,068	—	—	—	—	—
Total costs and expenses	772,448	217,403	91,721	8,607	26,329	18,041
Operating income (loss)	2,342	19,107	(12,985)	(4,552)	(19,499)	(13,036)
Interest income	13,882	10,086	1,591	3	15	—
Interest expense	(5,071)	(1,809)	(3,185)	(1,072)	(3,759)	(1,509)
Other income (expense), net	(7,871)	1,077	(1,214)	12	(59)	—
Income (loss) before income taxes	3,282	28,461	(15,793)	(5,609)	(23,302)	(14,545)
Income tax provision (benefit)	(5,920)	1,945	50	—	—	—
Net income (loss)	$ 9,202	$ 26,516	$(15,843)	$ (5,609)	$(23,302)	$(14,545)
Net income (loss) per share:						
Basic(1)	$ 0.12	$ 0.40	$ (0.68)	$(2,804.50)	$ (5.51)	$ (3.50)
Diluted(1)	$ 0.11	$ 0.37	$ (0.68)	$(2,804.50)	$ (5.51)	$ (3.50)
Weighted-average shares:						
Basic(1)	75,413	65,864	23,306	2	4,230	4,156
Diluted(1)	81,227	71,087	23,306	2	4,230	4,156

(1) The basic and diluted net income (loss) per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock when their effect would be antidilutive. Basic and diluted net income (loss) per share computation also excludes 2.9 million shares of class A common stock lent to an affiliate of Lehman Brothers in connection with the Company's issuance of $200.0 million in principal amount of its 1.25% senior convertible debentures in February 2007 and 1.8 million shares of class A common stock lent to an affiliate of Credit Suisse in connection with the Company's issuance of $225.0 million in principal amount of its 0.75% senior convertible debentures in July 2007. See Note 6 of Notes to our Consolidated Financial

Statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income (loss) per share.

(In thousands)	Successor Company December 30, 2007	Successor Company December 31, 2006	Successor Company January 1, 2006	Successor Company January 2, 2005	Predecessor Company December 28, 2003
Consolidated Balance Sheets Data					
Cash, cash equivalents and short-term investments	$ 390,667	$182,092	$143,592	$ 3,776	$ 5,588
Working capital (deficiency)	93,953	228,269	155,243	(54,314)	(28,574)
Total assets	1,653,738	576,836	317,654	89,646	30,891
Convertible debt	425,000	—	—	—	—
Deferred tax liability	6,213	46	336	—	—
Customer advances, net of current portion	60,153	27,687	28,438	—	—
Other long-term liabilities	14,975	—	—	—	—
Notes payable to Cypress, net of current portion	—	—	—	21,673	5,312
Convertible preferred stock	—	—	—	8,552	9,366
Total stockholders' equity (deficit)	864,090	488,771	258,650	(10,664)	(20,479)

ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not represent historical facts. We use words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" and "continue" and similar expressions to identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, our plans and expectations regarding our ability to obtain polysilicon ingots or wafers, future financial results, operating results, business strategies, projected costs, products, competitive positions, management's plans and objectives for future operations, and industry trends. These forward-looking statements are based on information available to us as of the date of this Annual Report on Form 10-K and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. Please see "Item 1A: Risk Factors" and our other filings with the Securities and Exchange Commission for additional information on risks and uncertainties that could cause actual results to differ. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we are under no obligation, and expressly disclaim any responsibility, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Our fiscal year ends on the Sunday closest to the end of the applicable calendar year. All references to fiscal periods apply to our fiscal quarters or year which ends on the Sunday closest to the calendar month end.

General

We are a vertically integrated solar products and services company that designs, manufactures and markets high-performance solar electric power technologies. Our solar cells and solar panels are manufactured using proprietary processes and technologies based on more than 15 years of research and development. We believe our

solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, of all the solar cells available for the mass market. Our solar power products are sold through our components business segment, or our components segment. In January 2007, we acquired SP Systems, which developed, engineered, manufactured and delivered large-scale solar power systems. These activities are now performed by our systems business segment, or our systems segment. Our solar power systems, which generate electric energy, integrate solar cells and panels manufactured by us as well as other suppliers.

Components segment: Our components segment sells solar power products, including solar cells, solar panels and inverters, which convert sunlight to electricity compatible with the utility network. We believe our solar cells provide the following benefits compared with conventional solar cells:

- superior performance, including the ability to generate up to 50% more power per unit area;
- superior aesthetics, with our uniformly black surface design that eliminates highly visible reflective grid lines and metal interconnect ribbons; and
- efficient use of silicon, a key raw material used in the manufacture of solar cells.

We sell our solar components products to installers and resellers for use in residential and commercial applications where the high efficiency and superior aesthetics of our solar power products provide compelling customer benefits. We also sell products for use in multi-megawatt solar power plant applications. In many situations, we offer a materially lower area-related cost structure for our customers because our solar panels require a substantially smaller roof or land area than conventional solar technology and half or less of the roof or land area of commercial solar thin film technologies. We sell our products primarily in Asia, Europe and North America, principally in regions where government incentives have accelerated solar power adoption. In fiscal 2007, 2006 and 2005, components revenue represented approximately 40%, 100% and 100%, respectively, of total revenue.

We manufacture our solar cells at our manufacturing facilities in the Philippines. We currently operate seven cell manufacturing lines in our solar cell fabrication facilities, with a total rated manufacturing capacity of approximately 214 megawatts per year. By the end of 2008, we plan to operate 12 solar cell manufacturing lines with an aggregate manufacturing capacity of 414 megawatts per year. We plan to begin production as soon as the first quarter of 2010 on the first line of a third solar cell manufacturing facility designed to have an aggregate manufacturing capacity of 500 megawatts per year.

We manufacture our solar panels at our panel manufacturing factory located in the Philippines. Our solar panels are also manufactured for us by a third-party subcontractor in China. We currently operate three solar panel manufacturing lines with a rated manufacturing capacity of 90 megawatts of solar panels per year. In addition, our SunPower branded inverters are manufactured for us by multiple suppliers.

Systems segment: Our systems segment sells solar power systems and system technology directly to system owners. When we sell a solar power system it may include services such as development, engineering, procurement of permits and equipment, construction management, access to financing, monitoring and maintenance. We believe our solar systems provide the following benefits compared with competitors' systems:

- superior performance delivered by maximizing energy delivery and financial return through systems technology design;
- superior systems design to meet customer needs and reduce cost, including non-penetrating, fast-install technology; and
- superior channel breadth and delivery capability including turnkey systems.

Our systems segment is comprised primarily of the business we acquired from SP Systems in January 2007. Our customers include commercial and governmental entities, investors, utilities and production home builders. We work with development, construction, system integration and financing companies to deliver our solar power systems to customers. Our solar power systems are designed to generate electricity over a system life typically exceeding 25 years and are principally designed to be used in large-scale applications with system ratings of typically more than 500 kilowatts. Worldwide, more than 400 SunPower solar power systems are commissioned or

in construction, rated in aggregate at more than 300 megawatts of peak capacity. In fiscal 2007, systems revenue represented approximately 60% of total revenue.

We have solar power system projects completed or in the process of being completed in various countries including Germany, Italy, Portugal, South Korea, Spain and the United States. We sell distributed rooftop and ground-mounted solar power systems as well as central-station power plants. Distributed solar power systems are typically rated at more than 500 kilowatts of capacity to provide a supplemental, distributed source of electricity for a customer's facility. Many customers choose to purchase solar electricity from our systems under a power purchase agreement with a financing company which buys the system from us. For example, we recently completed the construction of an approximately 14 megawatt solar power plant at Nellis Air Force Base in Nevada, which will be operated under a power purchase agreement structure with a financier. In Europe and South Korea, our products and systems are typically purchased by a financing company and operated as a central station solar power plant. These power plants are rated with capacities of approximately one to 20 megawatts, and generate electricity for sale under tariff to private and public utilities.

We manufacture certain of our solar power system products at our manufacturing facilities in California and at other facilities located close to our customers. Some of our solar power system products are also manufactured for us by third-party suppliers.

Overview

We were incorporated in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic solar electric cell technology. Our solar cells were initially used in solar concentrator systems, which concentrate sunlight to reflective dish systems. From 1988 to 2000, we focused our efforts on developing our high-efficiency solar cells and marketing our infrared detectors. In 2001, NASA used our solar cells in the Helios solar-powered airplane to achieve a world record powered-flight altitude of 96,863 feet. For the past several years, we have focused our efforts on building commercial manufacturing capacity for our solar cells.

From 2002 until the closing of our IPO on November 22, 2005, we financed our operations primarily through sale of equity to and borrowings from Cypress totaling approximately $142.8 million. In November 2005, we raised net proceeds of $145.6 million in an IPO of 8.8 million shares of class A common stock at a price of $18.00 per share. In June 2006, we completed a follow-on public offering of 7.0 million shares of our class A common stock, at a per share price of $29.50, and received net proceeds of $197.4 million. In July 2007, we completed a follow-on public offering of 2.7 million shares of our class A common stock, at a discounted per share price of $64.50, and received net proceeds of $167.4 million.

In February 2007, we issued $200.0 million in principal amount of our 1.25% senior convertible debentures to Lehman Brothers Inc., or Lehman Brothers, and lent 2.9 million shares of our class A common stock to an affiliate of Lehman Brothers. Net proceeds from the issuance of senior convertible debentures in February 2007 were $194.0 million. We did not receive any proceeds from the 2.9 million lent shares of our class A common stock, but received a nominal lending fee. In July 2007, we issued $225.0 million in principal amount of our 0.75% senior convertible debentures to Credit Suisse Securities (USA) LLC, or Credit Suisse, and lent 1.8 million shares of our class A common stock to an affiliate of Credit Suisse. Net proceeds from the issuance of senior convertible debentures in July 2007 were $220.1 million. We did not receive any proceeds from the 1.8 million lent shares of class A common stock, but received a nominal lending fee. See Note 15 of Notes to our Consolidated Financial Statements.

In January 2007, we completed the acquisition of PowerLight, a privately-held company which developed, engineered, manufactured and delivered large-scale solar power systems for residential, commercial, government and utility customers worldwide. These activities are now performed by our systems business segment. As a result of the acquisition, PowerLight became our indirect wholly owned subsidiary. In June 2007, we changed PowerLight's name to SunPower Corporation, Systems, or SP Systems, to capitalize on SunPower's name recognition. We believe the acquisition will enable us to develop the next generation of solar products and solutions that will accelerate reduction in solar system cost to compete with retail electric rates without incentives and simplify and improve customer experience. The total purchase consideration and future stock compensation for the transaction

was $334.4 million, consisting of $120.7 million in cash and $213.7 million in common stock, restricted stock, stock options and related acquisition costs. See Note 4 of Notes to our Consolidated Financial Statements.

After completion of our IPO in November 2005, Cypress held, in the aggregate, approximately 52.0 million shares of our class B common stock. On May 4, 2007, Cypress completed the sale of 7.5 million shares of our class B common stock in an offering pursuant to Rule 144 of the Securities Act. Such shares converted to 7.5 million shares of our class A common stock upon the sale. As of December 30, 2007, including the effect of the sale completed in May 2007, public offerings of our class A common stock in June 2006 and July 2007, and issuance of senior convertible debentures in February 2007 and July 2007, Cypress owned approximately 44.5 million shares of our class B common stock, which represented approximately 56% of the total outstanding shares of our common stock, or approximately 51% of such shares on a fully diluted basis after taking into account outstanding stock options (or 49% of such shares on a fully diluted basis after taking into account outstanding stock options and loaned shares to underwriters of our convertible indebtedness). Cypress also holds approximately 90% of the voting power of our total outstanding common stock. Cypress has agreed to provide specified manufacturing and support services such as legal, tax, treasury and employee benefits services to us for a limited period from the date of our IPO so long as Cypress owns a majority of the aggregate number of shares of all classes of our common stock.

Our employee base has increased from approximately 70 employees as of December 31, 2002 to 3,530 as of December 30, 2007 with the increase coming from hiring at our facilities in the Philippines related to our increased manufacturing capacity, acquisition of SP Systems, and increased headcount in research and development as well as sales and general and administrative functions as we prepare for anticipated continuing growth of our business.

Financial Operations Overview

The following describes certain line items in our Statements of Operations:

Total Revenue

Systems Segment: Our systems segment generates revenue from sales of engineering, procurement and construction, or EPC, projects and other services relating to solar electric power systems that integrate our solar panels and balance of systems components, as well as materials sourced from other manufacturers. In the United States where customers often utilize rebate and tax credit programs in connection with projects rated one megawatt or less of capacity, we typically sell solar systems rated up to one megawatt of capacity to provide a supplemental, distributed source of electricity for a customer's facility. In Europe and South Korea, our systems are often purchased by third-party investors as central station solar power plants, typically rated from one to 20 megawatts, which generate electricity for sale under tariff to regional and public utilities. We also sell our solar systems through value-added resellers, or VARs, and under materials-only sales contracts in the United States, Europe and Asia. The balance of our systems revenues are generally derived from sales to new home builders for residential applications and maintenance revenue from servicing installed solar systems. Systems revenue accounted for 60% of our total revenue for the year ended December 30, 2007. We had no systems revenue in fiscal 2006 and 2005. Our systems revenue is largely dependent on the timing of revenue recognition on large construction projects and, accordingly, will fluctuate from period to period. For the year ended December 30, 2007, 84% of systems segment's revenue was from EPC construction contracts, of which 40% were derived from international contracts and 60% from construction contracts in the United States. The remaining 16% of systems revenue were from materials-only sales contracts, of which 99% were derived from international sales and 1% were sold in the United States.

Components Segment: Components revenue primarily represents sales of our solar cells, solar panels and inverters to solar systems installers and other resellers. Components revenue accounted for 40% of our total revenue for the year ended December 30, 2007 and 100% of our total revenue in each of fiscal 2006 and 2005. Components revenue from international sales represented 64%, 68%, and 70% of our total components revenue for fiscal 2007, 2006 and 2005, respectively. Components revenue from sales in the United States was 36%, 32%, and 30% of our total components revenue for fiscal 2007, 2006 and 2005, respectively. Factors affecting our components revenue include unit volumes of solar cells and modules produced and shipped, average selling prices, product mix, product demand and the percentage of our construction projects sourced with SunPower solar panels sold through the

systems segment which reduces the inventory available to sell through our components segment. We have experienced quarter-over-quarter unit volume increases in shipments of our solar power products since we began commercial production in the fourth quarter of 2004. During this period, we have experienced increases in average selling prices for our solar power products primarily due to the strength of end-market demand, favorable currency exchange rates, as well as an increase in raw material prices used in the manufacture of our products. Over the next several years, we expect average selling prices for our solar power products to decline as the market becomes more competitive, as certain products mature and as manufacturers are able to lower their manufacturing costs and pass on some of the savings to their customers.

Cost of Revenue

Systems Segment: Our cost of systems revenue consists primarily of solar panels, mounting systems, inverters and subcontractor costs. Other factors contributing to cost of revenue include amortization of intangible assets, depreciation, provisions for warranty, salaries, personnel-related costs, freight, royalties and manufacturing supplies associated with contracting revenues. The cost of solar panels is the single largest cost element in our cost of systems revenue. We expect our cost of systems revenue to fluctuate as a percentage of revenue depending on many factors such as the cost of solar panels, the cost of inverters, subcontractor costs, freight costs and other project related costs. In particular, our systems segment generally experiences higher gross margin on construction projects that utilize SunPower solar panels compared to construction projects that utilize solar panels purchased from third parties. Over time, we expect that our systems segment will increase the percentage of its construction projects sourced with SunPower solar panels from approximately 20% to 30% in 2007 to as much as 50% in 2008. Our cost of systems revenue will also fluctuate from period to period due to the mix of projects completed and recognized as revenue, in particular between large projects and large commercial installation projects that may or may not include solar panels. Our gross profit each quarter is affected by a number of factors, including the types of projects in process and their various stages of completion, the gross margins estimated for those projects in progress and the actual system group department overhead costs. Generally, revenues from materials-only sales contracts generate a higher gross margin percentage for our systems segment than revenue generated from construction projects.

In connection with the acquisition of SP Systems, there were $79.5 million of identifiable purchased intangible assets, of which $56.8 million was being amortized to cost of systems revenues on a straight-line basis over periods ranging from one to five years. As a result of our new branding strategy, during the quarter ended July 1, 2007, the PowerLight tradename asset with a net book value of $14.1 million was written off as an impairment of acquisition-related intangible assets. As such, the remaining balance of $41.2 million relating to purchased patents, technology and backlog will be amortized to cost of systems revenue on a straight-line basis over periods ranging from one to four years.

Almost all of our systems segment construction contracts are fixed price contracts. However, we have in several instances obtained change orders that reimburse us for additional unexpected costs due to various reasons. The systems segment also has long-term agreements for solar cell and panel purchases with several major solar panel manufacturers, some with liquidated damages and/or take or pay type arrangements. An increase in project costs, including solar panel, inverter and subcontractor costs, over the term of a construction contract could have a negative impact on our systems segment's overall gross profit. Our systems segment gross profit may also be impacted by certain adjustments for inventory reserves. We are seeking to improve gross profit over time as we implement cost reduction efforts, improve manufacturing processes, and seek better and less expensive materials globally, as we grow the business to attain economies of scale on fixed costs. Any increase in gross profit based on these items, however, could be partially or completely offset by increased raw material costs or our inability to increase revenues in line with expectations, and other competitive pressures on gross margin.

Components Segment: Our cost of components revenue consists primarily of silicon ingots and wafers used in the production of solar cells, along with other materials such as chemicals and gases that are needed to transform silicon wafers into solar cells. Other factors contributing to cost of revenue include amortization of intangible assets, depreciation, provisions for estimated warranty, salaries, personnel-related costs, facilities expenses and manufacturing supplies associated with solar cell fabrication. For our solar panels, our cost of revenue includes the cost of solar cells and raw materials such as glass, frame, backing and other materials, as well as the assembly costs we pay

to our third-party subcontractor in China. Additionally, we recently began production within our own solar panel assembly facility in the Philippines which incurs labor, depreciation, utilities and other occupancy costs.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which each share of our then outstanding capital stock not owned by Cypress was valued at $3.30 per share and exchanged for an equivalent number of shares of Cypress common stock. This merger effectively gave Cypress 100% ownership of all of our then outstanding shares of capital stock but left our unexercised warrants and options outstanding. As a result of that transaction, we were required to record Cypress' cost of acquiring us in our financial statements, including its equity investment and pro rata share of our losses by recording intangible assets, including purchased technology, patents, trademarks and a distribution agreement. The fair value for these intangibles is being amortized as an element of cost of component revenue over two to six years on a straight-line basis. For additional discussion regarding amortization of acquired intangibles, see Note 2 of Notes to our Consolidated Financial Statements.

Our components segment gross profit each quarter is affected by a number of factors, including average selling prices for our products, our product mix, our actual manufacturing costs, the utilization rate of our wafer fabrication facility and changes in amortization of intangible assets. To date, demand for our solar power products has been robust and our production output has increased allowing us to spread a significant amount of our fixed costs over relatively high production volume, thereby reducing our per unit fixed cost. We currently operate seven solar cell manufacturing lines with total production capacity of 214 megawatts per year with the 5th, 6th and 7th lines located in our second building in the Philippines that is expected to eventually house 12 solar cell production lines with a total factory output capacity of approximately 466 megawatts per year. As we build additional manufacturing lines or facilities, our fixed costs will increase, and the overall utilization rate of our wafer fabrication facilities could decline, which could negatively impact our gross profit. This decline may continue until a line's manufacturing output reaches its rated practical capacity.

From time to time, we enter into agreements whereby the selling price for certain of our solar power products is fixed over a defined period. An increase in our manufacturing costs, including raw polysilicon, silicon ingots and wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by fluctuations in manufacturing yield rates and certain adjustments for inventory reserves. We expect our gross profit to increase over time as we improve our manufacturing processes and as we grow our business and leverage certain of our fixed costs. An expected increase in gross profit based on manufacturing efficiencies, however, could be partially or completely offset by increased raw material costs or decreased revenue. Our inventory policy is described in more detail under "Critical Accounting Policies and Estimates."

Operating Expenses

Our operating expenses include research and development expense, sales, general and administrative expense, purchased in-process research and development expense and impairment of acquisition-related intangibles. Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cells and solar panel materials and services used for the development of products, including experiment and testing. We expect our research and development expense to increase in absolute dollars as we continue to develop new processes to further improve the conversion efficiency of our solar cells and reduce their manufacturing cost, and as we develop new products to diversify our product offerings. We expect our research and development expense to decrease as a percentage of revenue over time, assuming our revenue increases as we expect.

Research and development expense is reported net of any funding received under contracts with governmental agencies because such contracts are considered collaborative arrangements. These awards are typically structured such that only direct costs, research and development overhead, procurement overhead and general and administrative expenses that satisfy government accounting regulations are reimbursed. In addition, our government awards from state agencies will usually require us to pay to the granting governmental agency certain royalties based on sales of products developed with grant funding or economic benefit derived from incremental improvements funded. Royalties paid to governmental agencies will be charged to the cost of goods sold. Our funding from government contracts offset our research and development expense by approximately 21%, 8% and 7% in fiscal 2007, 2006 and 2005, respectively. In the third quarter of 2007, we signed a Solar America Initiative agreement with

the U.S. Department of Energy in which we were awarded $8.5 million in the first budgetary period. Total funding for the three-year effort is estimated to be $24.7 million. Payments received under this contract offset our research and development expense. Our cost share requirement under this program, including lower-tier subcontract awards, is anticipated to be $27.9 million. Subject to final negotiations and settlement with the government agencies involved, our existing governmental contracts are expected to offset approximately $7.0 million to $10.0 million of our research and development expense in each of 2007, 2008 and 2009. This contract replaced our three-year cost-sharing research and development project with the National Renewable Energy Laboratory, entered into in March 2005, to fund up to $3.0 million or half of the project costs to design the our next generation solar panels.

Sales, general and administrative expense for our business consists primarily of salaries and related personnel costs, professional fees, insurance and other selling and marketing expenses. We expect our sales, general and administrative expense to increase in absolute dollars as we expand our sales and marketing efforts, hire additional personnel, improve our information technology infrastructure and incur expenditures necessary to fund the anticipated growth of our business. We also expect sales, general and administrative expense to increase to support our operations as a public company, including compliance-related costs. However, assuming our revenue increases as we expect, over time we anticipate that our sales, general and administrative expense will decrease as a percentage of revenue.

Purchased in-process research and development expense for the year ended December 30, 2007 of $9.6 million resulted from the acquisition of SP Systems, as technological feasibility associated with the in-process research and development projects had not been established and no alternative future use existed. During fiscal 2007, we also incurred a charge for the impairment of acquisition-related intangibles of $14.1 million. In June 2007, we changed our branding strategy and consolidated all of our product and service offerings under the SunPower tradename. To reinforce the new branding strategy, we formally changed the name of PowerLight to SunPower Corporation, Systems. The fair value of PowerLight tradenames was $15.5 million at the date of acquisition and ascribed a useful life of 5 years. The determination of the fair value and useful life of the tradename was based on our previous strategy of continuing to market our systems products and services under the PowerLight brand. As a result of the change in our branding strategy, during the quarter ended July 1, 2007, the net book value of the PowerLight tradename of $14.1 million was written off as an impairment of acquisition-related intangible assets.

Interest and Other Income (Expense), Net

Interest income consists of interest earned on cash, cash equivalents, short-term investments and long-term investments. Historically, interest expense consisted of interest associated with indebtedness to Cypress and the fair value of warrants issued to Cypress which were reflected as interest expense using the effective interest method for financial reporting purposes. Interest expense also included expense related to outstanding advances from customers (see Note 13 of Notes to our Consolidated Financial Statements). In February 2007, we issued $200.0 million in principal amount of our 1.25% senior convertible debentures and in July 2007, we issued $225.0 million in principal amount of our 0.75% senior convertible debentures (see Note 15 of Notes to our Consolidated Financial Statements). We expect that interest expense on the aggregate of $425.0 million in convertible debt will total approximately $1.0 million per quarter assuming that all of the senior convertible debentures remain outstanding. Other income (expense), net consists primarily of the write-off of unamortized debt issuance costs as a result of the market price conversion trigger on our senior convertible debentures being met, amortization of debt issuance costs, share in net loss of joint venture, gains or losses from foreign exchange and foreign exchange hedging contracts.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if we were a separate entity and had prepared our own separate tax return. Effective with the closing of our public offering of common stock in June 2006, we are no longer eligible to file federal and most state consolidated tax returns with Cypress. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or the entire deferred tax

asset will be realized. Any payments we make to Cypress when we utilize certain tax attributes will be accounted for as an equity transaction with Cypress. See Notes 1, 3 and 10 of Notes to our Consolidated Financial Statements.

As of December 30, 2007, we had federal net operating loss carryforwards of approximately $147.6 million. These federal net operating loss carryforwards will expire at various dates from 2011 to 2027. We had California state net operating loss carryforwards of approximately $73.5 million as of December 30, 2007, which expire at various dates from 2011 to 2017. We also had research and development credit carryforwards of approximately $3.9 million for both federal and state tax purposes. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. In the event we determine that the realization of these deferred tax assets associated with our acquisition of SP Systems and Cypress' acquisition of us is more likely than not, the reversal of the related valuation allowance will first reduce goodwill, then intangible assets and lastly as a reduction to the provision for taxes. Due in part to equity financings, we experienced "ownership changes" as defined in Section 382 of the Internal Revenue Code. Accordingly, our use of a portion of the net operating loss carryforwards and credit carryforwards is limited by the annual limitations described in Sections 382 and 383 of the Internal Revenue Code. The majority of the net operating loss carryforwards were created by employee stock transactions. Because there is uncertainty as to the realizability of the loss carryforwards, the portion created by employee stock transactions are not reflected on the Company's Consolidated Balance Sheets.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary's registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%. Fiscal 2007 was the first year for which profitable operations benefitted from the Philippine tax ruling.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) allowance for doubtful accounts and sales returns, which impacts sales, general and administrative expense; (c) warranty reserves, which impact cost of revenue and gross margin; (d) valuation of inventories, which impacts cost of revenue and gross margin; (e) stock option valuation, which impacts disclosure and cost of revenue and operating expenses; (f) valuation of long-lived assets, which impacts write-offs of goodwill and other intangible assets; (g) valuation of goodwill impairment, which impacts operating expense; (h) purchase accounting, which impacts fair value of goodwill, other intangible assets and in-process research and development expense; (i) fair value of investments; and (j) accounting for income taxes which impacts our tax provision (benefit). We also have other key accounting policies that are less subjective and, therefore, judgments in their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies as of and for the year ended December 30, 2007, as well as the estimates and judgments involved.

Revenue Recognition

Our systems segment revenue is primarily comprised of EPC projects which are governed by customer contracts that require us to deliver functioning solar power systems and are generally completed within 6 to

36 months from the date of the contract signing. In addition, our systems segment also derives revenues from sales of certain solar power products and services that are smaller in scope than an EPC contract. We recognize revenues from fixed price construction contracts under AICPA Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using the percentage-of-completion method of accounting. Under this method, systems revenue arising from fixed price construction contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of forecasted costs.

Incurred costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Job material costs are included in incurred costs when the job materials have been installed. Where construction contracts stipulate that title to job materials transfers to the customer before installation has been performed, systems revenue is deferred and recognized upon installation, in accordance with the percentage-of-completion method of accounting. Job materials are considered installed materials when they are permanently attached or fitted to the solar power system as required by the job's engineering design.

Due to inherent uncertainties in estimating cost, job costs estimates are reviewed and/or updated by management working within the systems segment. The systems segment determines the completed percentage of installed job materials at the end of each month; generally this information is also reviewed with the customer's on-site representative. The completed percentage of installed job materials is then used for each job to calculate the month-end job material costs incurred. Direct labor, subcontractor and other costs are charged to contract costs as incurred. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. Contracts may include profit incentives such as milestone bonuses. These profit incentives are included in the contract value when their realization is reasonably assured.

As of December 30, 2007, the asset, "Costs and estimated earnings in excess of billings," which represents revenues recognized in excess of amounts billed, was $39.1 million. The liability, "Billings in excess of costs and estimated earnings," which represents billings in excess of revenues recognized, was $69.9 million. Ending balances in "Costs and estimated earnings in excess of billings" and "Billings in excess of costs and estimated earnings" are highly dependent on contractual billing schedules which are not necessarily related to the timing of revenue recognition.

We sell our components products, as well as our balance of systems projects from the systems segment, to system integrators and OEMs and recognize revenue, net of accruals for estimated sales returns, when persuasive evidence of an arrangement exists, the product has shipped, title and risk of loss has passed to the customer, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. We do not currently have any significant post-shipment obligations, including installation, training or customer acceptance clauses with any of our customers, which could have an impact on revenue recognition. As such, we record revenue and trade receivables for the selling price when the above conditions are met. Our revenue recognition is consistent across product lines and sales practices are consistent across all geographic locations.

We also enter into development agreements with some of our customers. Components revenue related to development agreements is recognized under the proportionate performance method, with the associated costs included in cost of components revenue. We estimate the proportionate performance of our development contracts based on an analysis of progress toward completion.

Allowance for Doubtful Accounts and Sales Returns

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $1.4 million and $0.6 million as of December 30, 2007 and December 31, 2006, respectively. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required. In addition, at the time revenue is recognized, we simultaneously record estimates for sales returns which reduces revenue. These estimates are based on historical

sales returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. The allowance for sales returns was $0.4 million as of December 30, 2007 and December 31, 2006.

Warranty Reserves

It is customary in our business and industry to warrant or guarantee the performance of our solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It is also customary to warrant or guarantee the functionality of our solar cells for at least ten years. In addition, we generally provide a warranty on our systems for a period of five years. We also pass through to customers long-term warranties from the original equipment manufacturers of certain system components. Warranties of 20 to 25 years from solar panels suppliers are standard, while inverters typically carry a two, five or ten year warranty. We therefore maintain warranty reserves to cover potential liability that could arise from these guarantees. Our potential liability is generally in the form of product replacement or repair. Our warranty reserves reflect our best estimate of such liabilities and are based on our analysis of product returns, results of industry-standard accelerated testing, unique facts and circumstances involved in each particular construction contract and various other assumptions that we believe to be reasonable under the circumstances. We have sold solar cells only since late 2004 and, accordingly, have a limited history upon which to base our estimates of warranty expense. We recognize our warranty reserve as a component of cost of revenue. Our warranty reserve includes specific accruals for known product and system issues and an accrual for an estimate of incurred but not reported product and system issues based on historical activity. Due to effective product testing and the short turnaround time between product shipment and the detection and correction of product failures, warranty charges were limited to $10.8 million, $3.2 million and $0.4 million during the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

Valuation of Inventory

Inventory is valued at the lower of cost or market. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), using the modified prospective application transition method, and therefore have not restated prior periods' results. Under the fair value recognition provisions of SFAS No. 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest over the requisite service period of the award. Prior to the adoption of SFAS No. 123(R), we accounted for share-based payments under APB No. 25 and, accordingly, generally recognized compensation expense only when we granted options with a discounted exercise price.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 17 of Notes to our Consolidated Financial Statements.

Valuation of Long-Lived Assets

Our long-lived assets include manufacturing equipment and facilities as well as certain intangible assets. Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced in those facilities. On November 9, 2004, Cypress completed a reverse triangular merger with us, and as a result of that transaction, we were required to record Cypress' cost of acquiring us in our financial statement by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. On January 10, 2007, we acquired PowerLight, which is now named SunPower Corporation, Systems, or SP Systems, and in connection with that transaction, we recorded all the acquired assets and liabilities at their fair values on the date of the acquisition, including goodwill and identified intangible assets.

We evaluate our long-lived assets, including property, plant and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Prior to fiscal 2007, we operated in one business segment, therefore, impairment of long-lived assets was assessed at the enterprise level. As a result of the acquisition of SP Systems, we began operating in two business segments, the systems segment and components segment, and impairment of long-lived assets is assessed at the business segment level. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our business and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value, and fair value is generally measured based on discounted cash flow analyses.

In fiscal 2007, we recorded $14.4 million of impairment charges relating to long-lived assets, primarily related to a $14.1 million write-off of the carrying value of the PowerLight tradename resulting from a change in our branding strategy. During 2005, we recorded a $0.5 million impairment charge in relation to certain decommissioned equipment that was in our pilot wafer fab located in Cypress' Round Rock, Texas facility.

Goodwill Impairment

On November 9, 2004, Cypress completed a reverse triangular merger with us, and as a result of that transaction, we were required to record Cypress' cost of acquiring us, including its equity investment and pro rata share of our losses in our financial statements by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. On January 10, 2007, we acquired SP Systems, and as a result of that transaction, we were required to record all assets and liabilities acquired under the purchase acquisition, including goodwill and identified intangible assets, at fair value in our financial statements. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.

Purchase Accounting

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, identified intangible assets and in-process research and development, at fair value as required by SFAS No. 141, "Business Combinations." The initial recording of goodwill, identified intangible assets and in-process research and development requires certain estimates and assumptions especially concerning the determination of the fair values and useful lives of the acquired intangible assets. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third-party valuation specialists. The valuations are based on information available at the acquisition date. Goodwill is not amortized but is subject to annual tests for impairment or more often if events or circumstances indicate they may be impaired. Other identified intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

Short-Term and Long-Term Investments

Investments designated as available-for-sale securities under SFAS No. 115, "Accounting for Investment in Certain Debt and Equity Securities," are carried at fair value based on quoted market prices or estimated based on quoted market prices for financial instruments with similar characteristics. Unrealized gains and losses of our available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income (loss). Additionally, we assess whether an other-than-temporary impairment loss on our available-for-sale securities has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the Consolidated Statements of Operations.

In general, investments with original maturities of greater than ninety days and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may also be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations.

We also invest in auction rate securities that are typically over collateralized by pools of loans originated under the Federal Family Education Loan Program, or FFELP, and are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities held are rated by one or more of the Nationally Recognized Statistical Rating Organizations, or NRSRO, as triple-A. Historically, all auction rate securities were classified as short-term investments because we have been able to liquidate these at our direction on seven day, twenty-eight day, thirty-five day or six-month auction cycles. When auction rate securities fail to clear at auction, which occurred with respect to six securities in February 2008, and we are unable to estimate when the impacted auction rate securities will clear at the next auction, we classify these as long-term, consistent with the stated contractual maturities of the securities. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years. A failed auction results in a lack of liquidity in the securities but does not signify a default by the issuer.

Accounting for Income Taxes

Our global operations involve manufacturing, research and development and selling activities. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to indefinitely reinvest these earnings outside the United States. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result. We accrue interest and penalties on tax contingencies as required by FIN 48 and SFAS No. 109. This interest and penalty accrual is classified as income tax provision (benefit) in the Consolidated Statements of Operations and is not considered material.

Results of Operations

Revenue

Revenue and the year-over-year change were as follows:

(Dollars in thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006	2007 vs. 2006 Change	2006 vs. 2005 Change
Systems revenue	$464,178	$ —	$ —	n.a.	n.a.
Components revenue	310,612	236,510	78,736	31%	200%
Total revenue	$774,790	$236,510	$78,736	228%	200$

We generate revenue from two business segments, as follows:

Systems segment revenue represents sales of engineering, procurement, construction and other services relating to solar electric power systems that integrate our solar panels and balance of systems components, as well as materials sourced from other manufacturers. Systems segment revenue for the year ended December 30, 2007 was $464.2 million, which accounted for 60% of our total revenue. We had no systems segment revenue in fiscal 2006 and 2005. Our systems segment revenue is largely dependent on the timing of revenue recognition on large construction projects and, accordingly, will fluctuate from period to period. Gross margin for the systems segment was $77.7 million for the year ended December 30, 2007, or 17% of systems segment revenue. Gross margin in our systems segment is affected by a number of factors, particularly the mix of projects sourced with our panels versus projects using solar panels purchased from other suppliers.

Components segment revenue primarily represents sales of our solar cells, solar panels and inverters to solar systems installers and other resellers. Components segment revenue to unaffiliated customers for the year ended December 30, 2007 was $310.6 million, as compared to $236.5 million and $78.7 million in fiscal 2006 and 2005, respectively. The components segment accounted for 40% of our total revenue for the year ended December 30, 2007 and 100% of our revenue in fiscal 2006 and 2005. Gross margin for the components segment was $70.1 million for the year ended December 30, 2007, or 23% of components segment revenue, as compared to $50.5 million and $4.4 million in fiscal 2006 and 2005, respectively, or 21% and 6% of revenue, respectively.

During the years ended December 30, 2007 and December 31, 2006, our revenues were $774.8 million and $236.5 million, respectively, which represent an increase of 228%. Our fiscal 2006 revenue increased 200% compared to our total revenue in 2005 of $78.7 million. The significant increase in our total revenue from fiscal 2006 to 2007 resulted from the combination of an increase in components revenue of approximately $74.1 million during the year ended December 30, 2007, and the addition of $464.2 million in systems revenue for the year ended December 30, 2007, as a result of the acquisition of SP Systems. The increase in components revenue from fiscal 2005 through 2007 is attributable to the continued increase in the demand for our solar cells and solar panels since we began commercial production in late 2004 and continued increases in unit production and unit shipments of both solar cells and solar panels as we have expanded our solar manufacturing capacity. During the first three quarters of 2006, we had three solar cell manufacturing lines in operation with an approximate annual production capacity of 75 megawatts. Since then, we added a fourth 33 megawatt line during the fourth quarter of 2006, and we recently began commercial production on our 5th, 6th and 7th solar cell lines during the third and fourth quarters of 2007. Lines five and six have a rated solar cell production capacity of approximately 33 megawatts per year and line seven has a rated solar cell production capacity of approximately 40 megawatts per year.

From fiscal 2005 through 2007, our components segment has experienced an increase in average selling prices for our solar products, primarily relating to our solar cells and solar panels. Accordingly, our components segment's average selling prices were slightly higher during the year ended December 30, 2007 compared to the same period of 2006. However, we expect average selling prices for our solar power products to decline over time as the market becomes more competitive, as new products are introduced and as manufacturers are able to lower their manufacturing costs and pass on some of the savings to their customers.

We have six customers that each accounted for more than 10 percent of our total revenue in one or more of the years ended December 30, 2007, December 31, 2006 and January 1, 2006 as follows:

		Year Ended		
		December 30, 2007	December 31, 2006	January 1, 2006
Significant customers:	**Business Segment**			
SolarPack	Systems	18%	—%	—%
MMA Renewable Ventures	Systems	16%	—%	—%
Conergy AG	Components	*	25%	45%
Solon AG	Components	*	24%	16%
SP Systems**	Components	n.a.	16%	*
General Electric Company***	Components	*	*	10%

* denotes less than 10% during the period

** acquired by us on January 10, 2007

*** includes its subcontracting partner, Plexus Corporation

Effective February 6, 2008, the New York Stock Exchange, or NYSE, suspended the trading of the common stock of MuniMae, or MMA, the parent company of one of our significant systems segment customers, MMA Renewable Ventures, because MMA announced it will be unable to file its audited 2006 financial statements by March 3, 2008, the deadline imposed by the NYSE. MMA Renewable Ventures accounted for approximately 16% of our total revenue in fiscal 2007. In connection with completing the restatement and filing their Annual Report on Form 10-K for the year ended December 31, 2006, MMA incurred substantial accounting costs. In addition, general economic conditions have led to a severe capital and credit downturn, resulting in a slow-down to at least one element of MMA's business. MMA's management has evaluated their financial situation and determined it is not reasonably likely that the current reduction in net cash generated from operations will negatively impact its ability to remain a going concern. However, in the event MMA Renewable Ventures ceases to be a significant customer of ours or fails to pay us in a timely manner, it could have a material adverse effect on our future results of operations.

In November 2007, Conergy announced that it was experiencing a liquidity shortfall. These liquidity issues were subsequently resolved through interim financing from banks. In addition, Conergy is currently undergoing a reorganization which includes changes in the composition of management, discontinuation of certain non-core businesses and headcount reductions. Conergy accounted for approximately 25% and 45% of our total revenue in fiscal 2006 and 2005, respectively. In the year ended December 30, 2007, Conergy accounted for less than 10% of our total revenue. Conergy's management has evaluated their financial situation and determined it is not reasonably likely that the recently experienced shortfall in liquidity and restructuring activities will negatively impact its ability to remain a going concern. However, in the event Conergy ceases to be a significant customer of ours or fails to pay us in a timely manner, it could have a material adverse effect on our future results of operations.

International sales comprise the majority of revenue for both our systems and components segments. International sales represented approximately 55%, 68% and 70% of our total revenue for fiscal 2007, 2006 and 2005, respectively, and we expect international sales to remain a significant portion of overall sales for the foreseeable future. Domestic sales as a percentage of our total revenue increased approximately 13% for the year ended December 30, 2007, as compared to the year ended December 31, 2006, as a result of the inclusion of systems segment revenue in 2007, and we expect domestic sales as a percentage of total revenue to increase in the future.

Cost of Revenue

Cost of revenue as a percentage of revenue and the year-over-year change were as follows:

(Dollars in thousands)	Year Ended December 30, 2007	Year Ended December 31, 2006	Year Ended January 1, 2006	2007 vs. 2006 Change	2007 vs. 2006 Change
Cost of systems revenue	$386,511	$ —	$ —	n.a.	n.a.
Cost of components revenue	240,475	186,042	74,353	29%	150%
Total cost of revenue	$626,986	$186,042	$74,353	237%	150%
Total cost of revenue as a percentage of revenue	81%	79%	94%		
Total gross margin percentage	19%	21%	6%		

Details to cost of revenue by segment and the year-over-year change were as follows:

(Dollars in thousands)	Systems Segment* Year Ended December 30, 2007	Components Segment Year Ended December 30, 2007	Components Segment Year Ended December 31, 2006	Components Segment Year Ended January 1, 2006	2007 vs. 2006 Change	2006 vs. 2005 Change
Amortization of purchased intangible assets	$ 20,085	$ 4,767	$ 4,690	$ 1,175	2%	299%
Stock-based compensation	8,187	4,213	846	155	398%	446%
Factory pre-operating costs	939	3,964	383	—	935%	n.a.
All other cost of revenue	357,300	227,531	180,123	73,023	26%	147%
Total cost of revenue	$386,511	$240,475	$186,042	$74,353	29%	150%
Total cost of revenue as a percentage of revenue	83%	77%	79%	94%		
Total gross margin percentage	17%	23%	21%	6%		

* We had no cost of systems revenue in fiscal 2006 and 2005.

During fiscal 2007, 2006 and 2005, our total cost of revenue was $627.0 million, $186.0 million and $74.4 million, respectively. The marked annual increases in our cost of revenue resulted from increased costs in all spending categories relating to operating more production lines and producing and selling substantially higher unit volumes of our components products, as well as the inclusion of cost of systems revenue for the period subsequent to January 10, 2007. As a percentage of sales, our total cost of revenues increased from fiscal 2006 to 2007 primarily due to a $20.1 million increase in amortization of intangible assets charged to cost of systems revenue for the year ended December 30, 2007 and an additional $8.2 million in stock-based compensation expense charged to cost of systems revenue incurred in fiscal 2007, both associated with our acquisition of SP Systems. Additionally, costs of raw materials such as polysilicon continued to increase from fiscal 2006 to 2007 and we began incurring pre-operating costs associated with our new solar cell and solar panel manufacturing facilities starting in the fourth quarter of 2006. Such pre-operating costs, which included compensation and training costs for factory workers as well as utilities and consumable materials associated with preproduction activities, totaled $4.9 million and $0.4 million in the years ended December 30, 2007 and December 31, 2006, respectively. Our solar panel manufacturing facility began production in the first quarter of 2007 and our new solar cell line began production in the third quarter of 2007. The additional cost of revenue in fiscal 2007 were only partially offset by improved manufacturing economies of scale associated with markedly higher production volume and improved yields. As a percentage of sales, our total cost of revenues declined from fiscal 2005 to 2006, due to economies of scale, improved yields and declining fixed costs per unit associated with markedly higher production volume in 2006 compared to 2005, although our raw materials costs continued to increase.

Since the second half of 2006, we have increased our estimated warranty reserve provision rates based on results of our recent testing that simulates adverse environmental conditions and potential failure rates our solar panels could experience during their 25-year warranty period. Provisions for warranty reserves charged to cost of revenue were $10.8 million, $3.2 million and $0.4 million during fiscal 2007, 2006 and 2005, respectively. As a result of the acquisition of SP Systems, amortization of intangible assets charged to cost of revenue increased to $24.9 million in fiscal 2007, as compared to $4.7 million in fiscal 2006 and $1.2 million in 2005. Amortization of intangible assets charges represent amortization of purchased technology, patents, trademarks and other intangible assets. Stock-based compensation charges to cost of revenue were $12.4 million, $0.8 million and $0.2 million during fiscal 2007, 2006 and 2005, respectively. The substantial increase in stock-based compensation expense between the year ended December 30, 2007 and December 31, 2006 primarily relates to the acquisition of SP Systems.

Our gross margins were 19%, 21% and 6% during fiscal 2007, 2006 and 2005, respectively. The reduction in gross margin during fiscal 2007 compared to 2006 is reflective of certain purchase accounting charges, an increase in stock-based compensation expense as a result of the acquisition of SP Systems, higher warranty and material costs, particularly costs of silicon ingots and wafers, and increased factory pre-operating costs, only partially offset by improved manufacturing economies of scale associated with markedly higher production volume and improved yields. In the first and fourth quarters of 2007, our systems segment gross margin was substantially higher than in the second and third quarters of 2007 as a result of a favorable mix of business than is typical of this business. This favorable mix of business improved our overall gross margin for the year ended December 30, 2007 by approximately five percentage points above what we expected for our systems segment. In addition, during the first quarter of 2007, we received a $2.7 million settlement from one of our suppliers in connection with defective materials sold to us during 2006. This settlement was reflected as a reduction to cost of revenues in the year ended December 30, 2007. The improvement in gross margin during fiscal 2006 compared to 2005 is reflective of improved manufacturing economies of scale associated with markedly higher production volume and improved yields, offset partially by higher warranty and material costs, particularly costs of silicon ingots and wafers.

Research and Development

Research and development expense as a percentage of revenue and the year-over-year change were as follows:

	Year Ended			2007 vs.	2006 vs.
(Dollars in thousands)	**December 30, 2007**	**December 31, 2006**	**January 1, 2006**	**2006 Change**	**2005 Change**
Research & development	$13,563	$9,684	$6,488	40%	49%
Research & development as a percentage of revenue	2%	4%	8%		

During fiscal 2007, 2006 and 2005, our research and development expenses were $13.6 million, $9.7 million and $6.5 million, respectively. Our research and development expense has steadily decreased as a percentage of revenues as a result of the rapid increase in our total revenue. The increase in research and development spending year-over-year resulted primarily from increases in: (i) salaries, benefits and stock-based compensation costs as a result of increased headcount, including headcount additions attributable to the acquisition of SP Systems on January 10, 2007; (ii) stock-based compensation expense resulting from both the Company's adoption of SFAS No. 123(R) in 2006 and the acquisition of SP Systems; and (iii) additional material and equipment costs incurred for the development of our next generation of more efficient solar cells and thinner polysilicon wafers for solar cell manufacturing, as well as development of new processes to automate solar panel assembly operations. These increases were partially offset by a decrease in consulting service fees as well as by cost reimbursements received from various government entities in the United States. Additionally, during fiscal 2005, we recognized a $0.5 million impairment charge related to certain equipment when we decommissioned our pilot wafer lab located in Cypress' Round Rock, Texas facility. We expect our research and development expense to increase in absolute dollars, but decrease slightly as a percentage of revenue, as we continue to develop new processes to further improve the conversion efficiency of our solar cells and reduce their manufacturing cost, and as we develop new products to diversify our product offerings.

Sales, General and Administrative

Sales, general and administrative expense as a percentage of revenue and the year-over-year change were as follows:

(Dollars in thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006	2007 vs. 2006 Change	2006 vs. 2005 Change
Sales, general & administrative......	$108,256	$21,677	$10,880	399%	99%
As a percentage of revenue.........	14%	9%	14%		

During fiscal 2007, 2006 and 2005, our sales, general and administrative expenses were $108.3 million, $21.7 million, and $10.9 million, respectively. Sales, general and administrative expense increased from $21.7 million in fiscal 2006 to $108.3 million in 2007, a 399% increase. The increase in our sales, general and administrative expenses in fiscal 2007 compared to 2006 is the result of higher spending in all areas of sales, marketing, finance and information technology to support the growth of our business, particularly increased headcount and payroll related expenses, including stock-based compensation, primarily due to the acquisition and integration of SP Systems, as well as increased outside professional fees for legal and accounting services. During fiscal 2007 and 2006, stock-based compensation included in our sales, general and administrative expense were $37.0 million and $2.8 million, respectively. Also contributing to our increased sales, general and administrative expense in fiscal 2007 compared to 2006 are substantial increases in headcount and sales and marketing spending to expand our value added reseller channel and global branding initiatives. As a percentage of revenues, sales, general and administrative expenses increased to 14% in the year ended December 30, 2007 from 9% in the year ended December 31, 2006, because these expenses increased at a higher rate than the rate of growth of our revenue.

Sales, general and administrative expense increased from $10.9 million in fiscal 2005 to $21.7 million in 2006, a 99% increase. The increase in our sales, general and administrative expenses in fiscal 2006 compared to 2005 was a result of higher spending to support the growth of our business, particularly increased headcount and payroll costs in all areas of sales, marketing, finance and information technology. In addition, fiscal 2006 included stock-based compensation expense resulting from the adoption of SFAS No. 123(R). Accounting and legal fees had increased substantially in 2006 mainly due to compliance-related costs of having publicly traded common stock since November 2005, including Sarbanes-Oxley compliance costs. Also in 2006, our sales, general and administrative expenses include increased legal costs incurred in relation to due diligence activities and developing contracts and agreements. During 2006, we had also continued to increase headcount and sales and marketing spending to expand our North America sales channel initiative. As a percentage of revenue, sales, general and administrative expense decreased from 14% in 2005 to 9% in 2006 because these expenses increased at a substantially lower rate than the rate of growth in our revenue. In the future, we anticipate that sales, general and administrative expense will increase in absolute dollars, but will decrease as a percentage of sales, assuming our revenue grows as we expect.

Purchased In-Process Research and Development, or IPR&D

Purchased in-process research and development expense as a percentage of revenue and the year-over-year change were as follows:

(Dollars in thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006	2007 vs. 2006 Change	2006 vs. 2005 Change
Purchased in-process research and development..................	9,575	—	—	n.a.	n.a.
Purchased in-process research & development as a percentage of revenue	1%	n.a.	n.a.		

In connection with the acquisition of SP Systems, we recorded an IPR&D charge of $9.6 million in the first quarter of fiscal 2007, as technological feasibility associated with the IPR&D projects had not been established and no alternative future use existed.

These IPR&D projects consisted of two components: design automation tool and tracking systems and other. In assessing the projects, we considered key characteristics of the technology as well as its future prospects, the rate technology changes in the industry, product life cycles and the various projects' stage of development.

The value of IPR&D was determined using the income approach method, which calculated the sum of the discounted future cash flows attributable to the projects once commercially viable using a 40% discount rate, which were derived from a weighted-average cost of capital analysis and adjusted to reflect the stage of completion and the level of risks associated with the projects. The percentage of completion for each project was determined by identifying the research and development expenses invested in the project as a ratio of the total estimated development costs required to bring the project to technical and commercial feasibility. The following table summarizes certain information related to each project:

	Stage of Completion	Total Cost Incurred to Date	Total Remaining Costs
Design Automation Tool			
As of January 10, 2007 (acquisition date)	8%	$0.2 million	$2.4 million
As of December 30, 2007	35%	$0.9 million	$1.7 million
Tracking System and Other			
As of January 10, 2007 (acquisition date)	25%	$0.2 million	$0.6 million
As of December 30, 2007	100%	$0.8 million	$ —

Status of IPR&D Projects:

As of December 30, 2007, we have incurred total post-acquisition costs of approximately $0.7 million related to the design automation tool project and estimate that an additional investment of $1.7 million will be required to complete the project. We expect to complete the design automation tool project by June 2009, approximately one and a half years earlier than the original estimate.

We completed the tracking systems project in June 2007 and incurred total project costs of $0.8 million, of which $0.6 million was incurred after the acquisition. Both the actual completion date and the total projects costs were in line with the original estimates.

The development of the design automation tool remains a significant risk due to factors including the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and competitive threats. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

Impairment of Acquisition-Related Intangibles

Impairment of acquisition-related intangibles as a percentage of revenue and the year-over-year change were as follows:

	Year Ended			2007 vs. 2006	2006 vs. 2005
(Dollars in thousands)	December 30, 2007	December 31, 2006	January 1, 2006	Change	Change
Impairment of acquisition-related intangibles	$14,068	$ —	$ —	n.a.	n.a.
As a percentage of revenue	2%	n.a.	n.a.		

During the year ended December 30, 2007, we recognized a charge for the impairment of acquisition-related intangibles of $14.1 million. In June 2007, we changed our branding strategy and consolidated all of our product and service offerings under the SunPower tradename. To reinforce the new branding strategy, we formally changed the name of PowerLight to SunPower Corporation, Systems. The fair value of PowerLight tradenames was valued at

$15.5 million at the date of acquisition and ascribed a useful life of 5 years. The determination of the fair value and useful life of the tradename was based on our previous strategy of continuing to market our systems products and services under the PowerLight brand. As a result of the change in our branding strategy, during the quarter ended July 1, 2007, the net book value of the PowerLight tradename of $14.1 million was written off as an impairment of acquisition-related intangible assets. As a percentage of revenues, impairment of acquisition related intangibles was 2% for the year ended December 30, 2007.

Interest and Other Income (Expense), Net

Interest income, interest expense, and other income (expense), net as a percentage of revenue and the year-over-year change were as follows:

	Year Ended			2007 vs. 2006 Change	2006 vs. 2005 Change
(Dollars in thousands)	December 30, 2007	December 31, 2006	January 1, 2006		
Interest income	$13,882	$10,086	$ 1,591	38%	534%
As a percentage of revenue	2%	4%	2%		
Interest expense	$ (5,071)	$ (1,809)	$(3,185)	180%	(43)%
As a percentage of revenue	(1)%	(1)%	(4)%		
Other income (expense), net	$ (7,871)	$ 1,077	$(1,214)	(831)%	(189)%
As a percentage of revenue	(1)%	0%	(2)%		

Interest income during the years ended December 30, 2007, December 31, 2006 and January 1, 2006 primarily represents interest income earned on our cash, cash equivalents and investments during these periods. The increase in interest income of 38% from fiscal 2006 to 2007 is primarily the effect of interest earned on $581.5 million in net proceeds from our class A common stock and convertible debenture offerings in February and July 2007. The increase in interest income of 534% from fiscal 2005 to 2006 is primarily the effect of interest earned on approximately $145.6 million in net proceeds from the public issuance of our class A common stock at the close of our IPO in November 2005 and approximately $197.4 million in net proceeds from our follow-on public offering completed in June 2006.

Interest expense during the year ended December 30, 2007 relates to interest due on customer advance payments and convertible debt. Interest expense during the year ended December 31, 2006 primarily relates to customer advance payments. The increase in our interest expense of 180% from fiscal 2006 to 2007 is primarily due to interest related to the aggregate of $425.0 million in convertible debentures issued in February and July 2007. During fiscal 2005, interest expense primarily represents interest expense on borrowings and from warrants held by Cypress. Interest expense attributed to debt we owed to Cypress was $1.9 million in 2005. Our convertible debt and borrowings from Cypress were used to fund our capital expenditures for our manufacturing capacity expansion.

In September 2007, the FASB issued a proposed FASB Staff Position APB 14-a, which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The proposed guidance, if issued in final form, would significantly impact the accounting for our convertible debt. The proposed guidance would require us to separately account for the liability and equity components of the convertible debt in a manner that reflects interest expense equal to our non-convertible debt borrowing rate. The proposed guidance, if issued in final form, will result in significantly higher non-cash interest expense on our convertible debt.

The following table summarizes the components of other income (expense), net:

(In thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006
Write-off of unamortized debt issuance costs	$(8,260)	$ —	$ —
Amortization of debt issuance costs	(1,710)	—	—
Share in net loss of joint venture, net of tax	(278)	—	—
Gain (loss) on derivatives and foreign exchange, net of tax	2,086	863	(1,441)
Other income, net	291	214	227
Total other income (expense), net	$(7,871)	$1,077	$(1,214)

For the year ended December 30, 2007, total other expense, net consists primarily of the write-off of unamortized debt issuance costs as a result of the market price conversion trigger on our senior convertible debentures being met, amortization of debt issuance costs and share in net loss of Woongjin Energy Co., Ltd, a joint venture, offset slightly by gains from foreign exchange hedging contracts. For the years ended December 31, 2006 and January 1, 2006, total other income (expense), net consists primarily of gains (losses) on foreign exchange and hedging contracts.

Income Taxes

Income tax provision (benefit) as a percentage of revenue and the year-over-year change were as follows:

(Dollars in thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006	2007 vs. 2006 Change	2006 vs. 2005 Change
Income tax provision (benefit)	$(5,920)	$1,945	$50	(404)%	3,790%
As a percentage of revenue	(1)%	1%	0%		

In fiscal 2007, our income tax benefit was primarily the result of recognition of deferred tax assets to the extent of deferred tax liabilities created by the acquisition of SP Systems, net of foreign income taxes in profitable jurisdictions where the tax rates are less than the U.S. statutory rate. In fiscal 2006 and 2005, our income tax expense was provided primarily for foreign income taxes in certain jurisdictions where our operations are profitable. As described in Note 3 of Notes to Consolidated Financial Statements, we will pay federal and state income taxes in accordance with the tax sharing agreement with Cypress. Since the completion of our follow-on public offering of common stock in June 2006, we are no longer considered to be a member of Cypress' consolidated group for federal income tax purposes. Accordingly, we will be required to pay Cypress for any federal income tax credit or net operating loss carryforwards utilized in our federal tax returns in subsequent periods. In the event we determine that the realization of these deferred tax assets associated with the SP Systems and Cypress acquisitions is more likely than not, the reversal of the related valuation allowance will first reduce goodwill, then intangible assets and lastly as a reduction to the provision for taxes.

We recorded a valuation allowance to the extent our net deferred tax asset on all items except comprehensive income exceeded our net deferred tax liability. We expect it is more likely than not that we will not realize our net deferred tax asset as of December 30, 2007. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income in the period of adjustment. As of December 30, 2007, we had federal net operating loss carryforwards of approximately $147.6 million. These federal net operating loss carryforwards will expire at various dates from 2011 to 2027. We had California state net operating loss carryforwards of approximately $73.5 million as of December 30, 2007, which expire at various dates from 2011 to 2017. We also had

research and development credit carryforwards of approximately $3.9 million for both federal and state tax purposes.

Liquidity and Capital Resources

From 2002 until the closing of our IPO of 8.8 million shares of class A common stock on November 22, 2005, we financed our operations primarily through sale of equity to and borrowings from Cypress totaling approximately $142.8 million. We received net proceeds from our IPO of approximately $145.6 million and in a follow-on offering of 7.0 million shares of common stock in June 2006 we received net proceeds of approximately $197.4 million. In February 2007, we raised $194.0 million net proceeds from the issuance of 1.25% senior convertible debentures. In July 2007, we raised $220.1 million net proceeds from the issuance of 0.75% senior convertible debentures and $167.4 million net proceeds from the completion of a follow-on offering of 2.7 million shares of our class A common stock.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	Year Ended		
(Dollars in thousands)	December 30, 2007	December 31, 2006	January 1, 2006
Net cash provided by (used in) operating activities	$ 2,372	$ (45,966)	$ 15,903
Net cash used in investing activities	(474,118)	(133,330)	(68,497)
Net cash provided by financing activities	584,625	201,300	192,410

Operating Activities

Net cash generated from operating activities of $2.4 million in fiscal 2007 was primarily the result of net income of $9.2 million, plus non-cash charges totaling $140.7 million for depreciation, amortization, purchased in-process research and development, impairment of acquisition-related intangibles, write-off of unamortized debt issuance costs and stock-based compensation expense. In addition, cash provided by operating activities in fiscal 2007 resulted from increases in accounts payable and accrued liabilities of $40.3 million, billings in excess of costs and estimated earnings of $29.9 million related to contractual timing of system project billings and customer advances of $29.4 million. These items were partially offset by increases in inventory of $87.0 million, advances to suppliers of $83.6 million related to our existing supply agreements, accounts receivable of $42.7 million, costs and estimated earnings in excess of billings of $32.6 million related to contractual timing of system project billings and other changes in operating assets and liabilities totaling $1.2 million. The significant increases in substantially all of our current assets and current liabilities resulted from the acquisition of SP Systems, as well as our substantial revenue increase in the year ended December 30, 2007 compared to previous years which impacted net income and working capital.

Net cash used in operating activities was $46.0 million in fiscal 2006, which primarily represents our net income of $26.5 million, offset by $77.4 million of advance payments to raw material suppliers. The net impact of all other sources and uses of fiscal 2006 cash flows from operations was a net increase of $4.9 million comprised of non-cash charges for depreciation, amortization and stock-based compensation and changes in operating assets and liabilities.

Net cash generated from operating activities was $15.9 million in fiscal 2005, which reflects our net loss for the year of $15.8 million, which was primarily offset by customer advances of $37.4 million to fund expansion of our manufacturing capacity. In April 2005, we entered into an agreement with one of our customers to supply solar cells. As part of this agreement, the customer agreed to pre-fund the expansion of our manufacturing capacity to support this customer's solar cell product demand. Beginning January 1, 2006, we began paying interest on the unpaid balance of this customer advance. We may repay all or any portion of the unpaid principal and related interest on the advances at any time without penalty through December 31, 2010. The net impact of all other sources and uses of fiscal 2005 cash flows from operations was a net decrease of $5.7 million comprised of changes in

operating assets and liabilities, partially offset by non-cash charges for depreciation, amortization and stock-based compensation.

Investing Activities

Net cash used in investing activities was $474.1 million in fiscal 2007, which primarily relates to capital expenditures of $193.5 million incurred during the year ended December 30, 2007. Capital expenditures were mainly associated with manufacturing capacity expansion in the Philippines. Although the timing of our capital expansion plans may shift depending on many factors, we currently expect 2008 capital expenditures to be between approximately $250.0 million and $300.0 million, primarily related to continued expansion of our manufacturing capacity. Also during the year ended December 30, 2007, we used (i) $118.0 million of cash for purchases of available-for-sale securities, net of available-for-sale securities sold during the year; (ii) had $63.2 million of restricted cash; (iii) paid $98.6 million in cash for the acquisition of SP Systems, net of cash acquired; and (iv) invested $0.9 million in a joint venture to provide wafer slicing services of silicon ingots (the First Philec Solar joint venture — see Note 11 of Notes to our Consolidated Financial Statements).

Net cash used in investing activities was $133.3 million in fiscal 2006 and primarily comprised of $100.3 million of capital expenditures relating to manufacturing property, plant and equipment in the Philippines. Capital equipment purchased in fiscal 2006 was primarily for our manufacturing facilities in the Philippines. Also during the year ended December 31, 2006, we used (i) $16.5 million to purchase short-term marketable investment securities; (ii) $10.0 million loaned to SP Systems, which we subsequently acquired on January 10, 2007 and (iii) $5.0 million investment in a joint venture to manufacture mono-crystalline silicon ingots (the Woongjin Energy joint venture — see Note 11 of Notes to our Consolidated Financial Statements).

Net cash used in investing activities was $68.5 million in fiscal 2005, substantially all of which represented expenditures for manufacturing facilities and equipment. Capital equipment purchased in fiscal 2005 was primarily for our 215,000 square foot solar cell manufacturing facility in the Philippines, equipment for our first 25 megawatts per year production line and for our second and third 25 megawatts per year production lines.

Financing Activities

Net cash provided by financing activities was $584.6 million in fiscal 2007, which reflects $194.0 million in net proceeds from the issuance of $200.0 million in principal amount of 1.25% senior convertible debentures in February 2007, $220.1 million in net proceeds from the issuance of $225.0 million in principal amount of 0.75% senior convertible debentures in July 2007 and $167.4 million in net proceeds from our follow-on public offering of 2.7 million shares of our class A common stock in July 2007. Also during the year ended December 30, 2007, we paid $3.6 million on an outstanding line of credit, paid $2.0 million for treasury stock used to pay withholding taxes on vested restricted stock, received $8.5 million in proceeds from stock option exercises and received $0.2 million from employees for the conversion of stock appreciation rights to restricted stock units.

Net cash provided by financing activities was $201.3 million and 192.4 million in fiscal 2006 and 2005, respectively. In June 2006, we raised $197.4 million in net proceeds from our follow-on public offering of common stock and, in fiscal 2006, we received $3.9 million in proceeds from exercises of employee stock options. During fiscal 2005 we raised $46.6 million of equity and debt financing from Cypress and we raised $145.6 million of net proceeds from the initial public offering of 8.8 million shares of our Series A common stock in November 2005. We currently have no outstanding debt obligations to Cypress apart from trade payables.

Revision of Statement of Cash Flow Presentation Related to Purchases of Property, Plant and Equipment

We have corrected our Consolidated Statements of Cash Flows for 2006 and 2005 to exclude the impact of purchases of property, plant and equipment that remain unpaid and as such are included in "accounts payable and other accrued liabilities" at the end of the reporting period. Historically, changes in "accounts payable and other accrued liabilities" related to such purchases were included in cash flows from operations, while the investing activity caption "Purchase of property, plant and equipment" included these purchases. As these unpaid purchases do not represent cash transactions, we are revising our cash flow presentations to exclude them. These corrections resulted in an increase to the previously reported amounts of cash used for operating activities of $8.0 million in

fiscal 2006 and a decrease to the cash provided from operating activities of $1.9 million in fiscal 2005, resulting from a reduction in the amount of cash provided from the change in accounts payable and other accrued liabilities in those years. The corresponding correction in the investing section was to decrease cash used for investing activities by $8.0 million and $1.9 million in fiscal 2006 and fiscal 2005, respectively, as a result of the reduction in the amount of cash used for purchases of property, plant and equipment in those years. These corrections had no impact on our previously reported results of operations, working capital or stockholders' equity. We concluded that these corrections were not material to any of our previously issued consolidated financial statements, based on SEC Staff Accounting Bulletin: No. 99-Materiality.

Debt and Credit Sources

On December 2, 2005, we entered into a $25.0 million three-year revolving credit facility with affiliates of Credit Suisse and Lehman Brothers, of which there were no borrowings ever made under the facility. We terminated our agreement with affiliates of Credit Suisse and Lehman Brothers on July 13, 2007.

In connection with the acquisition of SP Systems on January 10, 2007, we assumed a line of credit SP Systems had with Union Bank of California, N.A., or UBOC, with an outstanding balance of approximately $3.6 million. During the first quarter of fiscal 2007, we paid off the outstanding balance in full.

Also on January 10, 2007, we amended and restated the loan agreement with UBOC. The amended and restated loan agreement provided for a $10.0 million trade finance credit facility, which was scheduled to expire on April 30, 2007. This facility allowed us to issue commercial and standby letters of credit, but did not provide for any loans. All of the assets of SP Systems secured this trade finance facility. In addition, the agreement required that SP Systems maintain cash equal to the value of letters of credit outstanding in restricted accounts as collateral for letters of credit issued by the bank. On April 27, 2007, we amended the loan agreement to, among other things, extend the maturity date to July 31, 2007, and remove the requirement to have cash collateral for letters of credit. We guaranteed $10.5 million in connection with the April 27, 2007 amendment including the $10 million trade credit facility and a separate $0.5 million credit card facility through UBOC. Our line of credit with UBOC expired on July 31, 2007.

On July 13, 2007, we entered into a credit agreement with Wells Fargo Bank, National Association, or Wells Fargo, that was amended on August 20, 2007, providing for a $50.0 million unsecured revolving credit line, with a $40.0 million unsecured letter of credit subfeature, and a separate $50.0 million secured letter of credit facility. We may borrow up to $50.0 million and request that Wells Fargo issue up to $40.0 million in letters of credit under the unsecured letter of credit subfeature through July 31, 2008. Letters of credit issued under the subfeature reduce our borrowing capacity under the revolving credit line. Additionally, we may request that Wells Fargo issue up to $50.0 million in letters of credit under the secured letter of credit facility through July 31, 2012. As detailed in the agreement, we will pay interest on outstanding borrowings and a fee for outstanding letters of credit. We have the ability at any time to prepay outstanding loans. All borrowings must be repaid by July 31, 2008, and all letters of credit issued under the unsecured letter of credit subfeature shall expire on or before July 31, 2008 unless we provide by such date collateral in the form of cash or cash equivalents in the aggregate amount available to be drawn under letters of credit outstanding at such time. All letters of credit issued under the secured letter of credit facility shall expire no later than July 31, 2012. We concurrently entered into a security agreement with Wells Fargo, granting a security interest in a deposit account to secure our obligations in connection with any letters of credit that might be issued under the credit agreement. In connection with the credit agreement, SunPower North America, Inc., our wholly-owned subsidiary, and SP Systems, another wholly-owned subsidiary of ours, entered into an associated continuing guaranty with Wells Fargo. The terms of the credit agreement include certain conditions to borrowings, representations and covenants, and events of default customary for financing transactions of this type.

As of December 30, 2007, four letters of credit totaling $32.0 million were issued by Wells Fargo under the unsecured letter of credit subfeature and eight letters of credit totaling $47.9 million were issued by Wells Fargo under the secured letter of credit facility. On December 30, 2007, cash available to be borrowed under the unsecured revolving credit line was $18.0 million and includes letter of credit capacities available to be issued by Wells Fargo under the unsecured letter of credit subfeature of $8.0 million. Letters of credit available under the secured letter of credit facility at December 30, 2007 totaled $2.1 million.

As of December 30, 2007, we were in compliance with all but two debt covenants. We had failed to deliver in a timely manner a certificate of the chief executive officer or chief financial officer that the financial statements in our prior Quarterly Report on Form 10-Q were accurate and that there existed no event of default with debt covenants. We also entered into corporate guaranties on construction project deals in Europe that exceeded the allowed amount under the debt covenants. On January 18, 2008, we entered into an agreement with Wells Fargo to amend the existing credit agreement. Under the amended credit agreement, Wells Fargo waived compliance requirements with certain restrictive covenants, including the prohibition against us to provide corporate guaranties that support contracts between our subsidiaries and third parties. In exchange for waiving compliance with such restrictive covenants, we agreed to maintain a balance of funds in a deposit account with Wells Fargo, in an amount no less than the aggregate outstanding indebtedness we owed to Wells Fargo under both the line of credit, including our letter of credit subfeature, and the letter of credit line, as collateral securing such outstanding indebtedness. Had Wells Fargo not waived this violation, we would have been in default of our debt covenants and we may have been required to immediately repay the aggregate outstanding indebtedness we owed to Wells Fargo under both the line of credit, including our letter of credit subfeature, and the letter of credit line. See Note 14 of Notes to our Consolidated Financial Statements.

In January 2007, we completed the acquisition of SP Systems for a total purchase consideration and future stock compensation of $334.4 million, consisting of $120.7 million in cash and $213.7 million in common stock and related acquisition costs. In conjunction with the acquisition of SP Systems, we entered into a commitment letter with Cypress during the fourth quarter of fiscal 2006 under which Cypress agreed to lend us up to $130.0 million in cash in order to facilitate the financing of acquisitions or working capital requirements. In February 2007, the commitment letter was terminated. No borrowings were utilized and no borrowings were outstanding at the termination date. See Note 16 of Notes to our Consolidated Financial Statements for details on other borrowings from Cypress, consisting of $76.0 million in promissory notes and related interest and $14.7 million in payables that were converted into our class B common stock in fiscal 2005. As of December 30, 2007, December 31, 2006 and January 1, 2006, there were no amounts outstanding in relation to borrowings from Cypress.

In February 2007, we issued $200.0 million in principal amount of our 1.25% senior convertible debentures, or the February 2007 debentures, to Lehman Brothers and received net proceeds of $194.0 million. Interest on the February 2007 debentures is payable on February 15 and August 15 of each year, commencing August 15, 2007. The February 2007 debentures will mature on February 15, 2027. Holders may require us to repurchase all or a portion of their February 2007 debentures on each of February 15, 2012, February 15, 2017 and February 15, 2022, or if we experience certain types of corporate transactions constituting a fundamental change. Any repurchase of the February 2007 debentures pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the February 2007 debentures to be repurchased plus accrued and unpaid interest. In addition, we may redeem some or all of the February 2007 debentures on or after February 15, 2012 for cash at a redemption price equal to 100% of the principal amount of the February 2007 debentures to be redeemed plus accrued and unpaid interest. See Note 15 of Notes to our Consolidated Financial Statements.

In July 2007, we issued $225.0 million in principal amount of our 0.75% senior convertible debentures, or the July 2007 debentures, to Credit Suisse and received net proceeds of $220.1 million. Interest on the July 2007 debentures is payable on February 1 and August 1 of each year, commencing February 1, 2008. The July 2007 debentures will mature on August 1, 2027. Holders may require us to repurchase all or a portion of their July 2007 debentures on each of August 1, 2010, August 1, 2015, August 1, 2020 and August 1, 2025, or if we experience certain types of corporate transactions constituting a fundamental change. Any repurchase of the July 2007 debentures pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the July 2007 debentures to be repurchased plus accrued and unpaid interest. In addition, we may redeem some or all of the July 2007 debentures on or after August 1, 2010 for cash at a redemption price equal to 100% of the principal amount of the July 2007 debentures to be redeemed plus accrued and unpaid interest. See Note 15 of Notes to our Consolidated Financial Statements.

Liquidity

The closing price of our class A common stock equaled or exceeded 125% of the $56.75 per share initial effective conversion price governing the February 2007 debentures and the closing price of our class A common

stock equaled or exceeded 125% of the $82.24 per share initial effective conversion price governing the July 2007 debentures, for 20 out of 30 consecutive trading days ending on December 30, 2007, thus satisfying the market price conversion trigger pursuant to the terms of the debentures. As of the first trading day of the first quarter in fiscal 2008, holders of the February 2007 debentures and July 2007 debentures are able to exercise their right to convert the debentures any day in that fiscal quarter. This test is repeated each fiscal quarter. Therefore, since holders of the February 2007 debentures and July 2007 debentures are able to exercise their right to convert the debentures in fiscal 2008, as of December 30, 2007, we classified the $425.0 million in aggregate convertible debt as short-term debt in our Consolidated Balance Sheets. In addition, we wrote off $8.2 million of unamortized debt issuance costs in the fourth fiscal quarter of 2007 and will write off the remaining $1.0 million of unamortized debt issuance costs in the first fiscal quarter of 2008. Because the closing stock price did not equal or exceed 125% of the initial effective conversion price governing both the February 2007 debentures and July 2007 debentures for 20 out of 30 consecutive trading days during the quarters ended April 1, 2007, July 1, 2007 and September 30, 2007, holders of the debentures were not able to exercise their right to convert the debentures in previous quarters. Accordingly, we classified the $425.0 million in aggregate convertible debt as long-term debt in previous Quarterly Reports on Form 10-Q.

In the event of conversion by holders of the February 2007 debentures and July 2007 debentures, the principal amount must be settled in cash and to the extent that the conversion obligation exceeds the principal amount of any debentures converted, we must satisfy the remaining conversion obligation of the February 2007 debentures in shares of our class A common stock, and we maintain the right to satisfy the remaining conversion obligation of the July 2007 debentures in shares of our class A common stock or cash. We intend to fund such obligations, if any, through existing cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo and/or potential availability of future sources of funding (see Note 14 of Notes to our Consolidated Financial Statements). We believe that it is unlikely that a significant percentage of holders of the February 2007 debentures and July 2007 debentures will exercise their right to convert in the near future because they would likely receive less value upon conversion than the current market value of the debentures based on the debentures' trading prices quoted on Bloomberg in January and February 2008. However, there is no assurance that this will continue to be the case. As of February 29, 2008, no holders of the February 2007 debentures and July 2007 debentures exercised their right to convert the debentures.

As of December 30, 2007, we had cash and cash equivalents of $285.2 million as compared to $165.6 million as of December 31, 2006. In addition, we had short-term investments and long-term investments of $105.4 million and $29.1 million as of December 30, 2007, respectively, as compared to $16.5 million and zero as of December 31, 2006, respectively. Of these investments, we held ten auction rate securities totaling $50.8 million as of December 30, 2007. These auction rate securities were student loans that are typically over collateralized by pools of loans originated under the FFELP and are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities held are rated by one or more of the NRSROs as triple-A. In February 2008, the auction rate securities market experienced a significant increase in the number of failed auctions, which occurs when sell orders exceed buy orders resulting from lack of liquidity and does not necessarily signify a default by the issuer. As of February 29, 2008, four of these auction rate securities totaling $24.1 million failed to clear at auctions, four of these securities totaling $21.7 million cleared at auctions, and one of these securities totaling $5.0 million continued to be held. For failed auctions, we continue to earn interest on these investments at the maximum contractual rate as the issuer is obligated under contractual terms to pay penalty rates should auctions fail. Historically, failed auctions have rarely occurred, however, such failures could continue to occur in the future. In the event we need to access these funds, we will not be able to do so until a future auction is successful, the issuer redeems the securities, a buyer is found outside of the auction process or the securities mature. Accordingly, auction rate securities that were not sold subsequent to December 30, 2007 totaling $29.1 million are classified as long-term investments on the Consolidated Balance Sheets, consistent with the stated contractual maturities of the securities. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years.

We have concluded that no other-than-temporary impairment losses occurred in the year ended December 30, 2007 because all holdings had successful auctions in January 2008. However, if the issuers of these auction rate securities are unable to successfully close future auctions or do not redeem the securities, we may be required to adjust the carrying value of the securities and record an impairment charge in the first quarter of fiscal 2008. If we

determine that the fair value of these auction rate securities is temporarily impaired, we would record a temporary impairment within Consolidated Statements of Comprehensive Income (Loss), a component of stockholders' equity in the first quarter of 2008. If it is determined that the fair value of these securities is other-than-temporarily impaired, we would record a loss in our Consolidated Statements of Operations in the first quarter of 2008, which could be material.

We believe that our current cash and cash equivalents and funds available from the credit agreement with Wells Fargo will be sufficient to meet our working capital and capital expenditure commitments for at least the next 12 months. However, there can be no assurance that our liquidity will be adequate over time. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and would likely impose new restrictive covenants like the covenants under the credit agreement with Wells Fargo. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses, for the foreseeable future to execute our business strategy. We may also be required to purchase polysilicon in advance to secure our wafer supplies or purchase third-party solar modules and materials in advance to support systems projects. We intend to fund these activities with existing cash and cash equivalents, cash generated from operations and, if necessary, borrowings under our credit agreement with Wells Fargo. These anticipated increases in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses, working capital and capital expenditures will constitute a significant use of our cash resources.

Contractual Obligations

The following summarizes our contractual obligations at December 30, 2007:

	Payments Due by Period				
(In thousands)	Total	2008	2009-2010	2011-2012	Beyond 2012
Obligation to Cypress	$ 4,854	$ 4,854	$ —	$ —	$ —
Customer advances	69,404	9,250	28,154	16,000	16,000
Interest on customer advances	2,618	1,421	1,197	—	—
Convertible debt	425,000	—	—	—	425,000
Interest on convertible debt	80,853	4,187	8,375	8,375	59,916
Lease commitments	47,027	4,844	10,408	8,090	23,685
Utility obligations	750	—	—	—	750
Royalty obligations	275	275	—	—	—
Non-cancelable purchase orders	161,751	160,867	884	—	—
Purchase commitments under agreements	2,099,495	263,150	744,880	518,103	573,362
Total	$2,892,027	$448,848	$793,898	$550,568	$1,098,713

Customer advances and interest on customer advances relate to advance payments received from customers for future purchases of solar power products or supplies. Convertible debt and interest on convertible debt relate to the aggregate of $425.0 million in principal amount of our senior convertible debentures. For the purpose of the table above, we assume that (1) no holders of the convertible debt will exercise their right to convert the debentures as a result of the market price conversion trigger being met in the fourth quarter of fiscal 2007 and (2) all holders of the convertible debt will hold the debentures through the date of maturity in fiscal 2027 and upon redemption, the values of the convertible debt are equal to the aggregate principal amount of $425.0 million with no premiums. Lease commitments primarily relate to our 5-year lease agreement with Cypress for our headquarters in San Jose, California, a 15-year lease agreement with Cypress for our manufacturing facility in the Philippines, an 11-year lease agreement with an unaffiliated third party for our administrative, research and development offices in Richmond, California, a 5-year lease agreement with an unaffiliated third party for a second facility in the

Philippines and other leases for various office space. Utility obligations relate to our 11-year lease agreement with an unaffiliated third party for our administrative, research and development offices in Richmond, California. Royalty obligations result from several of the systems segment government awards and existing agreements. Non-cancelable purchase orders relate to purchase commitments for equipment and building improvements for our manufacturing facilities. Purchase commitments under agreements relate to arrangements entered into with suppliers of polysilicon, ingots, wafers, solar cells and solar modules. These agreements specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years and there are certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements.

As of December 30, 2007, total liabilities associated with FIN 48 uncertain tax positions were $4.1 million, none of which was included in "Accrued liabilities" on the Consolidated Balance Sheets, as it is not expected to be paid within the next twelve months. Total liabilities associated with uncertain tax positions of $4.1 million is included in "Other long-term liabilities" on our Consolidated Balance Sheets at December 30, 2007. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in "Other long-term liabilities," therefore, they have been excluded from the table above.

Off-Balance-Sheet Arrangements

As of December 30, 2007, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

See Note 1 of Notes to our Consolidated Financial Statements for a description of certain other recent accounting pronouncements including the expected dates of adoption and effects on our results of operations and financial condition.

ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash equivalents, short-term investment and long-term investment portfolio and convertible debt.

In fiscal 2005 and 2006, our cash equivalents consisted of money market funds and commercial paper. As of December 30, 2007, our investment portfolio consisted of a variety of financial instruments, including, but not limited to, money market securities, commercial paper and corporate securities. These investments are generally classified as available-for-sale and, consequently, are recorded on our balance sheet at fair market value with their related unrealized gain or loss reflected as a component of accumulated other comprehensive income (loss) in stockholders' equity. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Auction rate securities are variable rate debt instruments with interest rates that, unless they fail to clear at auctions, are reset approximately every seven days, twenty-eight days, thirty-five days or six-months. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years. The auction rate securities are classified as available for sale under SFAS No. 115 and are recorded at fair value. Typically, the carrying value of auction rate securities approximates fair value due to the frequent resetting of the interest rates. At December 30, 2007, we had $50.8 million invested in auction rate securities as compared to $13.4 million invested in auction rate securities at December 31, 2006. As of February 29, 2008, of the ten auction rate securities invested on December 30, 2007, four of these auction rate securities totaling $24.1 million failed to clear at auctions. These auction rate securities were student loans that are typically over collateralized by pools of loans originated under the FFELP and are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities

held are rated by one or more of the NRSROs as triple-A. We continue to earn interest on these investments at the maximum contractual rate as the issuer is obligated under contractual terms to pay penalty rates should auctions fail. We have concluded that no other-than-temporary impairment losses occurred in the year ended December 30, 2007 because all holdings had successful auctions in January 2008. We will continue to analyze our auction rate securities each reporting period for impairment and may be required to record an impairment charge if the issuer of the auction rate securities is unable to successfully close future auctions or does not redeem the securities.

The fair market value of our 1.25% senior convertible debentures issued in February 2007 and 0.75% senior convertible debentures issued in July 2007 is subject to interest rate and market price risk due to the convertible feature of the debentures. The fair market value of the senior convertible debentures will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the senior convertible debentures will increase as the market price of our class A common stock increases and decrease as the market price falls. The interest and market value changes affect the fair market value of the senior convertible debentures but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligations. As of December 30, 2007, the estimated fair value of the senior convertible debentures was approximately $831.9 million based on quoted market prices. A 10% increase in quoted market prices would increase the estimated fair value of the senior convertible debentures to approximately $915.1 million, and a 10% decrease in the quoted market prices would decrease the estimated fair value of the senior convertible debentures to $748.7 million.

Equity Price Risk

Our exposure to equity price risk relate to equity method investments we hold, generally as the result of strategic investments in third parties that are subject to considerable market risk due to their volatility. We generally do not attempt to reduce or eliminate our market exposure in these equity method investments. At December 30, 2007, the total carrying value of our equity method investments was $5.3 million.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros and procurement of certain capital equipment in Euros. Our Switzerland subsidiary has exposure to adverse movements in foreign currency exchange rates primarily related to inventory purchases that are denominated in U.S. dollars. For the years ended December 30, 2007, December 31, 2006 and January 1, 2006, approximately 55%, 68% and 70%, respectively, of our total revenue was generated outside the United States. A hypothetical change of 10% in foreign currency exchange rates as of December 30, 2007 could impact our Consolidated Financial Statements or results of operations by $14.5 million based on our outstanding forward contracts of $149.6 million and outstanding option contracts of $53.2 million. For the year ended December 31, 2006, a hypothetical change of 10% in foreign currency exchange rates could impact our Consolidated Financial Statements or results of operations by $14.7 million based on our outstanding forward contracts of $127.2 million and option contracts of $16.0 million. For the year ended January 1, 2006, a hypothetical change of 10% in foreign currency exchange rates could impact our Consolidated Financial Statements or results of operations by $2.6 million based on our outstanding forward contracts of $26.6 million. We currently conduct hedging activities, which involve the use of currency forward contracts and currency option contracts. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our revenue and profitability as a result of foreign currency fluctuations. We believe that we may have increased risk associated with currency fluctuations in the future.

ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

SUNPOWER CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
SunPower Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 8 present fairly, in all material respects, the financial position of SunPower Corporation and its subsidiaries (the "Company") at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 8 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006. As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, management has excluded SunPower Corporation, Systems, or SP Systems, formerly known as PowerLight Corporation, from its assessment of internal control over financial reporting as of December 30, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded SP Systems from our audit of internal control over financial reporting. SP Systems is a wholly-owned subsidiary whose total assets and total revenues represent 35% and 60%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2007.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 2, 2008

SunPower Corporation

Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 30, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 285,214	$165,596
Short-term investments	105,453	16,496
Accounts receivable, net	138,250	51,680
Costs and estimated earnings in excess of billings	39,136	—
Inventories	140,504	22,780
Deferred project costs	8,316	—
Advances to suppliers, current portion	52,277	15,394
Prepaid expenses and other current assets	33,110	16,655
Total current assets	802,260	288,601
Restricted cash	67,887	—
Long-term investments	29,050	—
Property, plant and equipment, net	377,994	202,428
Goodwill	184,684	2,883
Intangible assets, net	50,946	14,049
Advances to suppliers, net of current portion	108,943	62,242
Other long-term assets	31,974	6,633
Total assets	$1,653,738	$576,836
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 119,869	$ 26,534
Accounts payable to Cypress	4,854	2,909
Accrued liabilities	79,434	18,585
Billings in excess of costs and estimated earnings	69,900	—
Customer advances, current portion	9,250	12,304
Convertible debt	425,000	—
Total current liabilities	708,307	60,332
Deferred tax liability	6,213	46
Customer advances, net of current portion	60,153	27,687
Other long-term liabilities	14,975	—
Total liabilities	789,648	88,065
Commitments and Contingencies (Note 11)		
Stockholders' Equity:		
Preferred stock, $0.001 par value, 10,042,490 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value, 375,000,000 and 375,000,000 shares authorized; 84,803,006 and 69,849,369 shares issued; 84,710,244 and 69,849,369 shares outstanding at December 30, 2007 and December 31, 2006, respectively	85	70
Additional paid-in capital	883,033	522,819
Accumulated other comprehensive income (loss)	5,762	(2,101)
Accumulated deficit	(22,815)	(32,017)
	866,065	488,771
Less: shares of common stock held in treasury, at cost; 112,762 shares and none at December 30, 2007 and December 31, 2006, respectively	(1,975)	—
Total stockholders' equity	864,090	488,771
Total liabilities and stockholders' equity	$1,653,738	$576,836

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
Revenue:			
Systems	$464,178	$ —	$ —
Components	310,612	236,510	78,736
	774,790	236,510	78,736
Costs and expenses:			
Cost of systems revenue	386,511	—	—
Cost of components revenue	240,475	186,042	74,353
Research and development	13,563	9,684	6,488
Sales, general and administrative	108,256	21,677	10,880
Purchased in-process research and development	9,575	—	—
Impairment of acquisition-related intangibles	14,068	—	—
Total costs and expenses	772,448	217,403	91,721
Operating income (loss)	2,342	19,107	(12,985)
Interest income	13,882	10,086	1,591
Interest expense	(5,071)	(1,809)	(3,185)
Other income (expense), net	(7,871)	1,077	(1,214)
Income (loss) before income taxes	3,282	28,461	(15,793)
Income tax provision (benefit)	(5,920)	1,945	50
Net income (loss)	$ 9,202	$ 26,516	$(15,843)
Net income (loss) per share:			
Basic	$ 0.12	$ 0.40	$ (0.68)
Diluted	$ 0.11	$ 0.37	$ (0.68)
Weighted-average shares:			
Basic	75,413	65,864	23,306
Diluted	81,227	71,087	23,306

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Stockholders' Equity
(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Value	Shares	Value					
Balances at January 2, 2005	12,915	$ 8,552	2	$—	$ 34,367	$ —	$(2,341)	$(42,690)	$(10,664)
Issuance of common stock upon exercise of options	—	—	217	—	177	—	—	—	177
Issuance of common stock to Cypress upon conversion of debt	—	—	20,169	20	68,310	—	—	—	68,330
Issuance of common stock to Cypress upon conversion of accounts payable	—	—	3,060	3	14,712	—	—	—	14,715
Issuance of common stock to Cypress	—	—	6,346	6	27,366	—	—	—	27,372
Issuance of series two preferred stock to Cypress	14,000	7,000	—	—	—	—	—	—	—
Issuance of series two preferred stock to Cypress upon conversion of debt	18,000	9,000	—	—	—	—	—	—	—
Issuance of common stock to Cypress upon conversion of redeemable convertible preferred stock	(44,915)	(24,552)	22,458	23	24,529	—	—	—	24,552
Issuance of restricted stock to employees	—	—	15	—	—	—	—	—	—
Compensation on stock options issued to non-employees	—	—	—	—	1,556	—	—	—	1,556
Proceeds from initial public offering, net of offering expenses	—	—	8,825	9	145,600	—	—	—	145,609
Net unrealized gain on derivatives, net of tax	—	—	—	—	—	—	2,846	—	2,846
Net loss	—	—	—	—	—	—	—	(15,843)	(15,843)
Balances at January 1, 2006	—	—	61,092	61	316,617	—	505	(58,533)	258,650
Issuance of common stock upon exercise of options	—	—	1,529	2	3,867	—	—	—	3,869
Issuance of restricted stock to employees, net of cancellations	—	—	228	—	—	—	—	—	—
Issuance of common stock in relation to follow-on offering, net of offering expenses	—	—	7,000	7	197,424	—	—	—	197,431
Stock-based compensation expense	—	—	—	—	4,911	—	—	—	4,911
Net unrealized loss on derivatives and investments, net of tax	—	—	—	—	—	—	(2,606)	—	(2,606)
Net income	—	—	—	—	—	—	—	26,516	26,516
Balances at December 31, 2006	—	—	69,849	70	522,819	—	(2,101)	(32,017)	488,771
Issuance of common stock upon exercise of options	—	—	2,817	3	8,718	—	—	—	8,721
Issuance of restricted stock to employees, net of cancellations	—	—	608	—	—	—	—	—	—
Issuance of common stock in relation to follow-on offering, net of offering expenses	—	—	2,695	3	167,376	—	—	—	167,379
Issuance of common stock in relation to share lending arrangements	—	—	4,747	5	—	—	—	—	5
Issuance of common stock for purchase acquisition	—	—	4,107	4	111,262	—	—	—	111,266
Stock options assumed in relation to acquisition	—	—	—	—	21,280	—	—	—	21,280
Stock-based compensation expense	—	—	—	—	51,578	—	—	—	51,578
Purchases of treasury stock	—	—	(113)	—	—	(1,975)	—	—	(1,975)
Cumulative translation adjustment	—	—	—	—	—	—	9,746	—	9,746
Net unrealized loss on derivatives and investments, net of tax	—	—	—	—	—	—	(1,883)	—	(1,883)
Net income	—	—	—	—	—	—	—	9,202	9,202
Balances at December 30, 2007	—	$ —	84,710	$85	$883,033	$(1,975)	$ 5,762	$(22,815)	$864,090

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
Net income (loss)	$ 9,202	$26,516	$(15,843)
Other comprehensive income (loss):			
Cumulative translation adjustment	9,746	—	—
Unrealized gain (loss) on derivatives and investments, net of tax	(1,883)	(2,606)	2,846
Total comprehensive income (loss)	$17,065	$23,910	$(12,997)

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended		
	December 30, 2007	December 31, 2006 Note 1	January 1, 2006 Note 1
Cash flows from operating activities:			
Net income (loss)	$ 9,202	$ 26,516	$(15,843)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Interest expense related to warrants granted and accrued interest on notes payable	—	—	3,381
Depreciation	27,335	16,363	7,147
Amortization of intangible assets	28,540	4,690	4,704
Amortization of debt issuance costs	1,710	—	—
Impairment of acquisition-related intangibles	14,068	—	—
Write-off of unamortized debt issuance costs	8,260	—	—
Impairment charge related to equipment	—	—	461
Stock-based compensation	51,212	4,864	1,556
Purchased in-process research and development	9,575	—	—
(Gain) loss on sale of fixed assets	(20)	(16)	82
Deferred income taxes and other tax liabilities	(9,424)	(290)	1,897
Changes in operating assets and liabilities, net of effect of acquisition:			
Accounts receivable	(42,749)	(26,182)	(20,940)
Costs and estimated earnings in excess of billings	(32,634)	—	—
Inventories	(87,033)	(9,586)	(8,731)
Prepaid expenses and other assets	(11,516)	(3,697)	63
Deferred project costs	17,804	—	—
Advances to suppliers	(83,584)	(77,358)	(278)
Accounts payable and other accrued liabilities	40,346	15,763	(1,135)
Accounts payable to Cypress	1,945	376	6,139
Billings in excess of costs and estimated earnings	29,923	—	—
Customer advances	29,412	2,591	37,400
Net cash provided by (used in) operating activities	2,372	(45,966)	15,903
Cash flows from investing activities:			
Increase in restricted cash	(63,176)	—	—
Purchase of property, plant and equipment	(193,484)	(100,292)	(69,748)
Purchase of available-for-sale securities	(209,607)	(33,996)	—
Proceeds from sales of available-for-sale securities	91,600	17,500	—
Proceeds from sale of fixed assets	90	91	1,251
Note receivable from SP Systems	—	(10,000)	—
Cash paid for acquisition, net of cash acquired	(98,645)	—	—
Investment in joint venture	(896)	(4,994)	—
Other long-term assets	—	(1,639)	—
Net cash used in investing activities	(474,118)	(133,330)	(68,497)
Cash flows from financing activities:			
Proceeds from issuance of convertible debt	425,000	—	—
Convertible debt issuance costs	(10,942)	—	—
Proceeds from issuance of common stock under share lending arrangements	5	—	—
Proceeds from debt obligations to Cypress	—	—	12,500
Proceeds from issuance of preferred stock to Cypress	—	—	7,000
Proceeds from issuance of common stock to Cypress	—	—	27,372
Proceeds from public issuance of common stock, net of offering expenses	—	—	145,609
Proceeds from follow-on offering of common stock, net of offering expenses	167,379	197,431	—
Principal payments on notes payable to Cypress	—	—	(248)
Principal payments on line of credit and notes payable	(3,563)	—	—
Proceeds from exercise of stock options	8,721	3,869	177
Purchases of stock for tax withholding obligations on vested restricted stock	(1,975)	—	—
Net cash provided by financing activities	584,625	201,300	192,410
Effect of exchange rate changes on cash and cash equivalents	6,739	—	—
Net increase in cash and cash equivalents	119,618	22,004	139,816
Cash and cash equivalents at beginning of period	165,596	143,592	3,776
Cash and cash equivalents at end of period	$ 285,214	$ 165,596	$143,592
Non-cash transactions:			
Issuance of common stock for purchase acquisition	$ 111,266	$ —	$ —
Stock options assumed in relation to acquisition	21,280	—	—
Additions to property, plant and equipment acquired under accounts payable and other accrued liabilities	8,436	8,015	1,868
Change in goodwill relating to adjustments to acquired net assets	6,640	—	—
Relative fair value of warrants issued (reduction related to debt conversion)	—	—	(7,706)
Conversion of notes payable to preferred stock	—	—	9,000
Conversion of notes payable to common stock	—	—	76,036
Conversion of accounts payable to common stock	—	—	14,715
Conversion of preferred stock to common stock	—	—	24,552
Supplemental cash flow information:			
Cash paid for interest	3,497	1,690	—
Cash paid for income taxes	887	—	—

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Notes to Consolidated Financial Statements

Note 1. *THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company

SunPower Corporation (together with its subsidiaries, the "Company" or "SunPower"), a majority-owned subsidiary of Cypress Semiconductor Corporation ("Cypress"), was originally incorporated in the State of California on April 24, 1985. In October 1988, the Company organized as a business venture to commercialize high-efficiency solar cell technologies. The Company designs, manufactures and markets high-performance solar electric power technologies. The Company's solar cells and solar panels are manufactured using proprietary processes and technologies based on more than 15 years of research and development. The Company's solar power products are sold through the components business segment.

On November 10, 2005, the Company reincorporated in Delaware and filed an amendment to its certificate of incorporation to effect a 1-for-2 reverse stock split of the Company's outstanding and authorized shares of common stock. All share and per share figures presented herein have been adjusted to reflect the reverse stock split.

In January 2007, the Company completed the acquisition of PowerLight Corporation ("PowerLight"), a privately-held company which developed, engineered, manufactured and delivered large-scale solar power systems for residential, commercial, government and utility customers worldwide. These activities are now performed by the Company's systems business segment. As a result of the acquisition, PowerLight became an indirect wholly-owned subsidiary of the Company. In June 2007, the Company changed PowerLight's name to SunPower Corporation, Systems ("SP Systems"), to capitalize on SunPower's name recognition. The Company believes the acquisition will enable it to develop the next generation of solar products and solutions that will accelerate reduction in solar system cost to compete with retail electric rates without incentives and simplify and improve customer experience. The total purchase consideration and future stock compensation for the transaction was $334.4 million, consisting of $120.7 million in cash and $213.7 million in common stock, restricted stock, stock options and related acquisition costs (see Note 4).

Cypress made a significant investment in the Company in 2002. On November 9, 2004, Cypress completed a reverse triangular merger with the Company in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of the Company's then outstanding shares of capital stock but leaving its unexercised warrants and options outstanding. After completion of the Company's IPO in November 2005, Cypress held, in the aggregate, approximately 52.0 million shares of class B common stock. On May 4, 2007, Cypress completed the sale of 7.5 million shares of the Company's class B common stock in an offering pursuant to Rule 144 of the Securities Act. Such shares converted to 7.5 million shares of class A common stock upon the sale. As of December 30, 2007, Cypress owned approximately 44.5 million shares of the Company's class B common stock, which represented approximately 56% of the total outstanding shares of the Company's common stock, or approximately 51% of such shares on a fully diluted basis after taking into account outstanding stock options (or 49% of such shares on a fully diluted basis after taking into account outstanding stock options and shares loaned to underwriters of the Company's convertible indebtedness), and 90% of the voting power of the Company's total outstanding common stock.

The financial statements include purchases of goods and services from Cypress, including wafers, legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expenses allocations have been determined based on a method that Cypress and the Company consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Company. See Note 3 for additional information on the transactions with Cypress.

As of December 30, 2007, the Company had an accumulated deficit of $22.8 million and, with the exception of fiscal 2006 and 2007, has a history of operating losses. The Company is subject to a number of risks including, but not limited to, an industry-wide shortage of polysilicon, potential downward pressure on product pricing as new polysilicon manufactures begin operating and the worldwide supply of solar cells and panels increases, the possible reduction or elimination of government and economic incentives that encourage industry growth, the challenges to

reducing costs of installed solar systems by 50% by 2012 to maintain competitiveness, difficulties in maintaining or increasing the Company's growth rate and managing such growth, and accurately predicting warranty claims.

Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("United States" or "U.S.") and include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in our Consolidated Financial Statements and the accompanying notes. Such reclassification had no effect on previously reported results of operations or accumulated deficit.

Fiscal Years

The Company reports results of operations on the basis of 52- or 53-week periods, ending on the Sunday closest to December 31. Fiscal 2007 ended on December 30, 2007, fiscal 2006 ended on December 31, 2006 and fiscal 2005 ended on January 1, 2006. Each of fiscal 2007, 2006 and 2005 consisted of 52 weeks.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates in these financial statements include "percentage-of-completion" for construction projects, allowances for doubtful accounts receivable and sales returns, inventory write-downs, estimates for future cash flows and economic useful lives of property, plant and equipment, asset impairments, certain accrued liabilities including accrued warranty reserves and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to their short-term maturities. The Company's outstanding convertible debt is recorded at its carrying values, not its estimated fair values. Investments in available-for-sale securities are carried at fair value based on quoted market prices or estimated based on quoted market prices for financial instruments with similar characteristics. Unrealized gains and losses of the Company's available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income (loss). Additionally, the Company assesses whether an other-than-temporary impairment loss on its available-for-sale securities has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the Consolidated Statements of Operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from non-owner sources. The Company's comprehensive income (loss) for each period presented is comprised of (i) the Company's net income (loss); (ii) foreign currency translation adjustment of the Company's wholly-owned foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the

balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the applicable period and (iii) changes in unrealized gains or losses, net of tax, for derivatives designated as cash flow hedges (see Note 12) and available-for-sale investments carried at their fair value based on quoted market prices as of the balance sheet dates (see Note 8). Comprehensive income (loss) is presented in the Consolidated Statements of Comprehensive Income (Loss).

Cash and Cash Equivalents

Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.

Cash in Restricted Accounts

As of December 30, 2007, the Company provided security for advance payments received from a customer in the form of $20.0 million held in an escrow account. Commencing in 2010 and continuing through 2019, the balance in the escrow account will be reduced as the advance payments are to be applied as a credit against the customer's polysilicon purchases from the Company. Such polysilicon is expected to be used by the customer to manufacture ingots, and potentially wafers, which are to be sold to the Company under an ingot supply agreement. The funds held in the escrow account may be released in exchange for letters of credit issued under the secured letter of credit facility at any time. In addition, the Company enters into various contractual agreements to build turnkey photovoltaic projects for customers in Europe, Korea and the United States. As part of the contractual agreements with the customers in Europe and Korea, the Company may receive advance payments that are secured by providing letters of credit issued by Wells Fargo Bank, National Association ("Wells Fargo") to the customers. In certain customer contracts, the Company is required to provide construction period letters of credit, to assure the customers of contract completion, for a period of approximately one year. In many cases, the Company is also asked to issue warranty period letters of credit to assure the customers that the Company will meet its warranty obligations, typically for the first two years after the project is installed. The Company issues letters of credit for such purposes through its line of credit facility with Wells Fargo. The credit agreement with Wells Fargo requires the Company to collateralize the full value of letters of credit issued under the secured letter of credit facility for such purposes with cash placed in an interest bearing restricted account with Wells Fargo. As long as the secured letters of credit are outstanding, the Company will not be able to withdraw the associated funds in the restricted account, though all interest earned on such restricted funds can be withdrawn periodically. As of December 30, 2007, outstanding secured letters of credit issued by Wells Fargo totaled $47.9 million, of which $45.4 million relate to contractual agreements with customers in Europe and Korea (see Note 14).

Short-Term and Long-Term Investments

The Company invests in auction rate securities which are classified as short-term investments or long-term investments and carried at their market values. Such securities are bought and sold in the marketplace through a bidding process sometimes referred to as a "Dutch auction." After the initial issuance of the securities, the interest rate on the securities resets periodically, at intervals set at the time of issuance (e.g., every seven, twenty-eight, or thirty-five days; every six-months; etc.), based on the market demand at the reset period. Historically, all auction rate securities were classified as short-term investments because we have been able to liquidate these at our direction at the reset period. When auction rate securities fail to clear at auction, which occurred with respect to six securities in February 2008, and we are unable to estimate when the impacted auction rate securities will clear at the next auction, we classify these as long-term consistent with the stated contractual maturities of the securities. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years.

The Company also invests in money market securities, commercial paper and corporate securities with maturities greater than ninety days. In general, investments with original maturities of greater than ninety days and remaining maturities of less than one year are classified as short-term investments. Investments with maturities

beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. Despite the long-term maturities, the Company has the ability and intent, if necessary, to liquidate any of these investments in order to meet the Company's working capital needs within its normal operating cycles. The Company has classified these investments as available-for-sale securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Investment in Certain Debt and Equity Securities" ("SFAS No. 115").

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. The Company routinely evaluates quantities and values of inventory in light of current market conditions and market trends, and records reserves for quantities in excess of demand and product obsolescence. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventory could differ from forecasted demand. The Company's products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. The Company also regularly reviews the cost of inventory against their estimated market value and records a lower of cost or market reserve for inventories that have a cost in excess of estimated market value. Inventory reserves, once recorded, are not reversed until the inventories have been subsequently disposed of.

Deferred Project Costs

Deferred project costs represent uninstalled materials on contracts for which title had transferred to the customer and are recognized as deferred assets until installation. As of December 30, 2007, deferred project costs totaled $8.3 million.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets as presented below. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Repairs and maintenance costs are expensed as incurred.

	Useful Lives in Years
Building	15
Manufacturing equipment	2 to 7
Computer equipment	2 to 7
Furniture and fixtures	3 to 5
Leasehold improvements	5 to 15

Long-Lived Assets

The Company evaluates its long-lived assets, including property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends.

Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangibles in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Goodwill and intangibles with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company performs its annual test of impairment for goodwill in the third quarter of its fiscal year. Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives ranging primarily from 2 to 6 years and are reviewed for impairment in accordance with SFAS No. 144.

Product Warranties

The Company warrants or guarantees the performance of solar panels that the Company manufactures at certain levels of conversion efficiency for extended periods, often as long as 25 years. It also warrants that the solar cells will be free from defects for at least ten years. In addition, the Company generally provides warranty on systems they install for a period of five years. The Company also passes through to customers long-term warranties from the original equipment manufacturers of certain system components. Warranties of 20 to 25 years from solar panels suppliers are standard, while inverters typically carry a two-, five- or ten-year warranty. Therefore, the Company maintains warranty reserves to cover potential liability that could result from these guarantees. The Company's potential liability is generally in the form of product replacement or repair. Warranty reserves are based on the Company's best estimate of such liabilities and are recognized as a cost of revenue. The Company continuously monitors product returns for warranty failures and maintains a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that are considered reasonable under the circumstances. The warranty reserve includes specific accruals for known product and system issues and an accrual for an estimate of incurred but not reported product and system issues based on historical activity (see Note 11).

Revenue Recognition

Construction Contracts

Systems segment revenue is primarily comprised of engineering, procurement and construction ("EPC") projects which are governed by customer contracts that require the Company to deliver functioning solar power systems and are generally completed within 6 to 36 months from the date of the contract signing. In addition, the systems segment also derives revenues from sales of certain solar power products and services that are smaller in scope than an EPC contract. The Company recognizes revenues from fixed price contracts under AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using the percentage-of-completion method of accounting. Under this method, systems revenue arising from fixed price construction contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of forecasted costs.

Incurred costs include all direct material, labor, subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Job material costs are included in incurred costs when the job materials have been installed. Where contracts stipulate that title to job materials transfers to the customer before installation has been performed, revenue is deferred and recognized upon installation, in accordance with the percentage-of-completion method of accounting. Job materials are considered installed materials when they are permanently attached or fitted to the solar power system as required by the job's engineering design.

Due to inherent uncertainties in estimating cost, job costs estimates are reviewed and/or updated by management working within the systems segment. The systems segment determines the completed percentage of installed job materials at the end of each month; generally this information is also reviewed with the customer's on-site representative. The completed percentage of installed job materials is then used for each job to calculate the month-end job material costs incurred. Direct labor, subcontractor, and other costs are charged to contract costs as incurred. Provisions for estimated losses on uncompleted contracts, if any, are recognized in the period in which the loss first becomes probable and reasonably estimable. Contracts may include profit incentives such as milestone bonuses. These profit incentives are included in the contract value when their realization is reasonably assured.

As of December 30, 2007, the asset "Costs and estimated earnings in excess of billings," which represents revenues recognized in excess of amounts billed, was $39.1 million. The liability "Billings in excess of costs and estimated earnings," which represents billings in excess of revenues recognized, was $69.9 million. Ending balances in "Costs and estimated earnings in excess of billings" and "Billings in excess of costs and estimated earnings" are highly dependent on contractual billing schedules which are not necessarily related to the timing of revenue recognition.

Service Agreements

The Company recognizes revenues for service agreements related to construction contracts ratably over the service agreement term and annual service agreement fees are usually prepaid by customers. The Company recognizes revenues for energy efficiency consulting services on a cost plus basis. Systems revenue from these service agreements were not significant for the year ended December 30, 2007.

New Jersey Renewable Energy Credits

Solar renewable energy certificates ("SRECs") are intangible assets, measured in megawatt-hours, that encompass the environmental benefit associated with producing solar energy. The Company purchases SRECs from solar installation owners in New Jersey, and primarily sells SRECs to entities that must either retire a certain volume of SRECs each year or face much higher alternative compliance payments. The Company recognizes revenues for New Jersey renewable energy credit ("REC") sales when the RECs are delivered to the customers under the contract terms and cash collections are reasonably assured. Systems revenue from REC sales was not significant for the year ended December 30, 2007.

Components Products

The Company sells its components products, as well as balance of systems projects from the systems segment, directly to system integrators, original equipment manufacturers ("OEMs") and value-added resellers ("VARs") and recognizes revenue, net of accruals for estimated sales returns, when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. Other than standard warranty obligations, there are no rights of return and there are no significant post-shipment obligations, including installation, training or customer acceptance clauses, with any of its customers that could have an impact on revenue recognition. As such, the Company records a trade receivable for the selling price when the above conditions are met, and reduces inventory for the carrying value of goods shipped. The Company's revenue recognition policy is consistent across its product lines and sales practices are consistent across all geographic areas. In addition, the Company records a charge to selling expense and a credit to allowance for doubtful accounts when customer accounts receivable are deemed uncollectible. Components revenues under VAR contracts were $113.8 million, $63.6 million and $1.3 million in the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

The provision for estimated sales returns on product sales is recorded in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known

factors. Actual returns could differ from these estimates. The Company recorded charges for sales returns on product sales of $2.2 million, $0.8 million and $0.1 million in fiscal 2007, 2006 and 2005, respectively. Amounts utilized against the sales return allowance aggregated $2.2 million, $0.5 million and none in fiscal 2007, 2006 and 2005, respectively. The allowance for sales returns was $0.4 million as of December 30, 2007 and December 31, 2006.

Shipping and Handling Costs

The Company records costs related to shipping and handling in cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled approximately $2.3 million, $0.8 million and $0.2 million in the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

Research and Development Costs

Research and development costs consist primarily of compensation and related costs for personnel, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred. In the third quarter of 2007, the Company signed a Solar America Initiative agreement with the United States Department of Energy in which it was awarded $8.5 million in the first budgetary period. Total funding for the three-year effort is estimated to be $24.7 million. The Company's cost share requirement under this program, including lower-tier subcontract awards, is anticipated to be $27.9 million. This contract replaced its three-year cost-sharing research and development project with the National Renewable Energy Laboratory, entered into in March 2005, to fund up to $3.0 million or half of the project costs to design the Company's next generation solar panels. Amounts invoiced under these arrangements are offset against research and development expense as costs are incurred in accordance with the agreements with the government agency. For the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, the Company invoiced $3.6 million, $0.8 million and $0.5 million, respectively, for work performed, which was recorded as an offset to research and development expense.

Translation of Foreign Currencies

The Company uses the United States dollar predominately as its functional currency. Accordingly, assets and liabilities of its subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets, such as property, plant and equipment, which are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for income items related to non-monetary assets and liabilities, such as depreciation, that are translated using historical exchange rates. The Company includes gains or losses from foreign currency translation in other income (expense), net with the other hedging activities described in Note 12 and were not significant to the Consolidated Statements of Operations for the periods presented. Certain foreign subsidiaries designate the local currency as their functional currency, and the Company records the translation of their assets and liabilities into U.S. dollars at the balance sheet date, and the translation of their revenues and expenses into U.S. dollars using average exchange rates for the period, as translation adjustments and includes them as a component of accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. As of December 30, 2007 and December 31, 2006, the Company had Euro-denominated accounts receivable of 53.7 million (approximately $79.0 million) and 20.2 million (approximately $26.6 million), respectively. In addition, as of December 30, 2007 and December 31, 2006, the Company had a Euro-denominated customer advance (see Note 13) of 19.7 million (approximately $29.0 million) and 25.1 million (approximately $33.1 million), respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and investments, hedging instruments and trade accounts receivable. The Company's investment policy requires cash and cash equivalents and investments to be placed with high-credit quality institutions and to limit the amount of credit risk from any one issuer. The Company performs ongoing credit evaluations of its customers' financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $1.4 million and $0.6 million as of December 30, 2007 and December 31, 2006, respectively. For the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, the Company provided $0.8 million, $0.3 million and $0.3 million, respectively, for allowance for doubtful accounts. During the fiscal year ended December 30, 2007, December 31, 2006 and January 1, 2006, the Company wrote off zero, $32,000 and zero of bad debts, respectively. One customer accounted for 21% of accounts receivable as of December 30, 2007. Three customers accounted for 34%, 33% and 12% of accounts receivable as of December 31, 2006.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if the Company were a separate entity and had prepared its own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized. The Company accrues interest and penalties on tax contingencies as required by the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, and Related Implementation Issues" ("FIN 48") and SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This interest and penalty accrual is classified as income tax provision (benefit) in the Consolidated Statements of Operations and was not material.

The Company filed separate U.S. federal tax returns up to November 2004. From November 8, 2004 through June 2006, the Company filed U.S. federal consolidated tax returns with Cypress. From December 2002 through June 2006, the Company filed combined California returns with Cypress as a member of Cypress' entity group. Effective with the closing of our public offering of common stock in June 2006, the Company no longer files federal and most state consolidated tax returns with Cypress. Cypress and the Company have entered into a tax sharing agreement providing for each company's obligations concerning various tax liabilities (see Notes 3 and 10).

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value instruments. This statement does not require any new fair value measurements; rather, it applies other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal 2008. In December 2007, the FASB released FASB Staff Position FAS 157-b — Effective Date of FASB Statement No. 157, which was adopted in February 2008, delaying the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is in the process of studying the impact of this interpretation on its financial accounting and reporting.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which provides companies an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide information helping financial statement users to understand the effect of a company's choice to use fair value on its earnings, as well as to display the fair value of the assets and liabilities a company has chosen to use fair value for on the face of the balance sheet. Additionally, SFAS No. 159 establishes presentation and disclosure requirements designed to simplify comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal 2008. The Company is in the process of studying the impact of this interpretation on its financial accounting and reporting.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS No. 141R is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method will significantly change the accounting for transactions with minority interest holders. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its financial position and results of operations.

Revision of Statement of Cash Flow Presentation Related to Purchases of Property, Plant and Equipment

The Company has corrected its Consolidated Statements of Cash Flows for 2006 and 2005 to exclude the impact of purchases of property, plant and equipment that remain unpaid and as such are included in "accounts payable and other accrued liabilities" at the end of the reporting period. Historically, changes in "accounts payable and other accrued liabilities" related to such purchases were included in cash flows from operations, while the investing activity caption "Purchase of property, plant and equipment" included these purchases. As these unpaid purchases do not reflect cash transactions, the Company is revising its cash flow presentations to exclude them. These corrections resulted in an increase to the previously reported amounts of cash used for operating activities of $8.0 million in fiscal 2006 and a decrease to the cash provided from operating activities of $1.9 million in fiscal 2005, resulting from a reduction in the amount of cash provided from the change in accounts payable and other accrued liabilities in those years. The corresponding correction in the investing section was to decrease cash used for investing activities by $8.0 million and $1.9 million in fiscal 2006 and fiscal 2005, respectively, as a result of the reduction in the amount of cash used for purchases of property, plant and equipment in those years. These corrections had no impact on previously reported results of operations, working capital or stockholders' equity of the Company. The Company concluded that these corrections were not material to any of its previously issued consolidated financial statements, based on SEC Staff Accounting Bulletin: No. 99-Materiality.

Note 2. *CYPRESS STEP ACQUISITION OF SUNPOWER*

Effective November 9, 2004, SunPower became a wholly owned subsidiary of Cypress when Cypress exchanged Cypress common stock for all outstanding shares of SunPower common stock. Outstanding options to

purchase SunPower common stock held by the Company's officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remained outstanding as of the closing of the merger.

Cypress accounted for its acquisition of SunPower in accordance with SFAS No. 141. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of investment, based on estimates made by the management of Cypress which considered a number of factors, including valuations performed by outsiders. Management based their decision to capitalize the purchased technology on SFAS No. 141's criteria that an intangible asset that arises from contractual or other legal rights shall be recognized apart from goodwill only if it is separable. These technology-based assets relate to innovations and technological advances of the Company. The excess of the purchase price over the amounts allocated to the assets acquired and liabilities assumed was recorded as goodwill.

Push down accounting requires an entity to establish a new cost basis of accounting for assets and liabilities based on the amount paid for the stock. The amounts pushed down to SunPower financial statements at November 9, 2004, derived from the net carrying balance previously reported by Cypress on November 9, 2004, consisted of the following (in thousands):

(In thousands)	Gross	Accumulated Amortization	Net
As of December 30, 2007			
Purchased Technology	$18,139	$(11,376)	$ 6,763
Patents	3,811	(2,096)	1,715
Trademarks and other	2,066	(1,263)	803
	24,016	(14,735)	9,281
Goodwill	2,883	—	2,883
	$26,899	$(14,735)	$12,164
As of December 31, 2006			
Purchased Technology	$18,139	$ (7,550)	$10,589
Patents	3,811	(1,423)	2,388
Trademarks and other	2,066	(994)	1,072
	24,016	(9,967)	14,049
Goodwill	2,883	—	2,883
	$26,899	$ (9,967)	$16,932

Amortization of these purchased intangible assets, which is included in cost of components revenue in the accompanying Consolidated Statements of Operations, was $4.8 million and $4.7 million in the year ended December 30, 2007 and December 31, 2006, respectively.

Note 3. *TRANSACTIONS WITH CYPRESS*

Purchases of Imaging and Infrared Detector Products from Cypress

The Company purchases fabricated semiconductor wafers from Cypress at intercompany prices which are consistent with Cypress' internal transfer pricing methodology. Wafer purchases totaled $4.7 million, $7.2 million and $5.3 million for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. In December 2007, Cypress announced the planned closure of its Texas wafer fabrication facility that manufactures the Company's imaging and infrared detector products. The planned closure will be completed in the fourth quarter of 2008 and SunPower is evaluating its alternatives relating to future plans for this business.

Administrative Services Provided by Cypress

Cypress has seconded employees and consultants to the Company for different time periods for which the Company pays their fully-burdened compensation. In addition, Cypress personnel render services to the Company to assist with administrative functions such as legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure. Cypress bills the Company for a portion of the Cypress employees' fully-burdened compensation. In the case of the Philippines subsidiary, which entered into a services agreement for such secondments and other consulting services in January 2005, the Company pays the fully burdened compensation plus 10%. The amounts that the Company has recorded as general and administrative expenses in the accompanying statements of operations for these services was approximately $1.8 million, $1.5 million and $2.3 million for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

Leased Facility in the Philippines

In 2003, the Company and Cypress reached an understanding that the Company would build out and occupy a building owned by Cypress for its wafer fabrication facility in the Philippines. The Company entered into a lease agreement for this facility, which expires in July 2021. Under the lease, the Company will pay Cypress at a rate equal to the cost to Cypress for that facility (including taxes, insurance, repairs and improvements) until the earlier of November 2015 or a change in control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company's common stock then outstanding. Thereafter, the Company will pay market rate rent for the facility. The Company will have the right to purchase the facility from Cypress at any time at Cypress' original purchase price of approximately $8.0 million, plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company, unless such purchase option is exercised after a change of control of the Company, in which case the purchase price shall be at a market rate, as reasonably determined by Cypress. The lease agreement also contains certain indemnification and exculpation provisions by the Company for the benefit of Cypress as lessor. Rent expense paid to Cypress for this building was $0.3 million in each of the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

Leased Headquarters Facility in San Jose, California

In May 2006, the Company entered into a lease agreement for its 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California, for $6.0 million over the five-year term of the lease. In the event Cypress decides to sell the building, the Company has the right of first refusal to purchase the building at a fair market price which will be based on comparable sales in the area. Rent expense paid to Cypress for this facility was $1.3 million and $0.6 million in fiscal years ended December 30, 2007 and December 31, 2006.

2005 Separation and Service Agreements

In October 2005, the Company entered into a series of separation and services agreements with Cypress. Among these agreements are a master separation agreement, a sublease of the land and a lease for the building in the Philippines (see above); a three-year wafer manufacturing agreement for detector products at inter-company pricing; a three-year master transition services agreement under which Cypress would allow the Company to continue to utilize services provided by Cypress such as corporate accounting, legal, tax, information technology, human resources and treasury administration at Cypress' cost; an asset lease under which Cypress will lease certain manufacturing assets from the Company; an employee matters agreement under which the Company's employees would be allowed to continue to participate in certain Cypress health insurance and other employee benefits plans; an indemnification and insurance matters agreement; an investor rights agreement; and a tax sharing agreement. All of these agreements, except the tax sharing agreement and the manufacturing asset lease agreements, became effective at the time of completion of the Company's initial public offering in November 2005.

Master Separation Agreement

In October 2005, the Company entered into a master separation agreement containing the framework with respect to the Company's separation from Cypress. The master separation agreement provides for the execution of various ancillary agreements that further specify the terms of the separation.

Master Transition Services Agreement

The Company has also entered into a master transition services agreement which would govern the provisions of services provided by Cypress, such as: financial services; human resources; legal matters; training programs; and information technology.

For a period of three years following the Company's November 2005 IPO of 8.8 million shares of class A common stock or earlier if a change of control of the Company occurs, Cypress would provide these services and the Company would pay Cypress for services provided to the Company, at Cypress' cost (which, for purposes of the master transition services agreement, will mean an appropriate allocation of Cypress' full salary and benefits costs associated with such individuals as well as any out-of-pocket expenses that Cypress incurs in connection with providing the Company with those services) or at the rate negotiated with Cypress. Cypress will have the ability to deny requests for services under this agreement if, among other things, the provisions of such services creates a conflict of interest, causes an adverse consequence to Cypress, requires Cypress to retain additional employees or other resources or the provision of such services become impracticable as a result or cause outside of the control of Cypress. In addition, Cypress will incur no liability in connection with the provision of these services. The master transition services agreement also contains certain indemnification provisions by the Company for the benefit of Cypress.

Lease for Manufacturing Assets

In 2005 the Company entered into a lease with Cypress under which Cypress leased from the Company certain manufacturing assets owned by the Company and located in Cypress' Texas manufacturing facility. The term of the lease was 27 months and it expired on December 31, 2007. Under this lease, Cypress reimbursed the Company approximately $0.7 million representing the net book value of the assets divided by the life of the leasehold improvements.

Employee Matters Agreement

The Company entered into an employee matters agreement with Cypress to allocate assets, liabilities and responsibilities relating to its current and former U.S. and international employees and its participation in the employee benefits plans that Cypress currently sponsors and maintains.

The Company's eligible employees generally will remain able to participate in Cypress' benefit plans, as they may change from time to time. The Company will be responsible for all liabilities incurred with respect to the Cypress plans by the Company as a participating company in such plans. The Company intends to have its own benefit plans established by the time its employees no longer are eligible to participate in Cypress' benefit plans. Once the Company has established its own benefit plans, the Company will have the ability to modify or terminate each plan in accordance with the terms of those plans and its policies. It is the Company's intent that employees not receive duplicate benefits as a result of participation in its benefit plans and the corresponding Cypress benefit plans.

All of the Company's eligible employees will be able to continue to participate in Cypress' health plans, life insurance and other benefit plans as they may change from time to time, until the earliest of, (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of our common stock then outstanding, (2) such time as the Company's status as a participating company under the Cypress plans is not permitted by a Cypress plan or by applicable law, (3) such

time as Cypress determines in its reasonable judgment that its status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives, or (4) such earlier date as the Company and Cypress mutually agree. However, to avoid redundant benefits, the Company's employees will generally be precluded from participating in Cypress' stock option plans and stock purchase plans.

With respect to the Cypress 401(k) Plan, the Company will be obligated to establish its own 401(k) Plan within 90 days of separation from Cypress, and Cypress will transfer all accounts in the Cypress 401(k) Plan held by the Company's employees to its 401(k) Plan.

Indemnification and Insurance Matters Agreement

The Company will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions: existing on, under, about or in the vicinity of any of the Company's facilities, or arising out of operations occurring at any of the Company's facilities, including its California facilities, whether prior to or after the separation; existing on, under, about or in the vicinity of the Philippines facility which the Company occupies, or arising out of operations occurring at such facility, whether prior to or after the separation, to the extent that those liabilities were caused by the Company; arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled by any of the Company's operations or the Company's California and Philippines facilities prior to the separation; and arising out of the construction activity conducted by or on behalf of us at Cypress' Texas facility.

The indemnification and insurance matters agreement and the master transition services agreement also contains provisions governing the Company's insurance coverage, which shall be under the Cypress insurance policies (other than our directors and officers insurance, for which the Company intends to obtain its own separate policy) until the earliest of (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company's common stock then outstanding, (2) the date on which Cypress' insurance carriers do not permit the Company to remain on Cypress policies, (3) the date on which Cypress' cost of insurance under any particular insurance policy increases, directly or indirectly, due to the Company's inclusion or participation in such policy, (4) the date on which the Company's coverage under the Cypress policies causes a real or potential conflict of interest or hardship for Cypress, as determined solely by Cypress or (5) the date on which Cypress and the Company mutually agree to terminate this arrangement. Prior to that time, Cypress will maintain insurance policies on the Company's behalf, and the Company shall reimburse Cypress for expenses related to insurance coverage during this period. The Company will work with Cypress to secure additional insurance if desired and cost effective.

Investor Rights Agreement

The Company has entered into an investor rights agreement with Cypress providing for specified (1) registration and other rights relating to the Company's shares of the Company's common stock, (2) information and inspection rights, (3) coordination of auditing practices and (4) approval rights with respect to certain transactions.

Tax Sharing Agreement

The Company has entered into a tax sharing agreement with Cypress providing for each of the party's obligations concerning various tax liabilities. The tax sharing agreement is structured such that Cypress will pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis (while being a member of Cypress' consolidated or combined group pursuant to federal, state, local and foreign tax law). The Company's portion of such tax liability or benefit will be determined based upon its separate return tax liability as defined under the tax sharing agreement. Such liability or benefit will be based on a pro forma calculation as if the Company were

filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress subject to adjustments as set forth in the tax sharing agreement.

After the date the Company ceases to be a member of Cypress' consolidated group for federal income tax purposes and most state income tax purposes, as and to the extent that the Company becomes entitled to utilize on the Company's separate tax returns portions of those credit or loss carryforwards existing as of such date, the Company will distribute to Cypress the tax effect, estimated to be 40% for federal income tax purposes, of the amount of such tax loss carryforwards so utilized, and the amount of any credit carryforwards so utilized. The Company will distribute these amounts to Cypress in cash or in the Company's shares, at the Company's option. As of December 30, 2007, the Company has $44.0 million of federal net operating loss carryforwards and approximately $73.5 million of California net operating loss carryforwards meaning that such potential future payments to Cypress, which would be made over a period of several years, would therefore aggregate approximately $19.1 million.

The majority of these net operating loss carryforwards were created by employee stock transactions. Because there is uncertainty as to the realizability of these loss carryforwards, the portion created by employee stock transactions are not reflected on the Company's Consolidated Balance Sheets.

Upon completion of its follow-on public offering of common stock in June 2006, the Company is no longer considered to be a member of Cypress' consolidated group for federal income tax purposes. Accordingly, the Company will be subject to the obligations payable to Cypress for any federal income tax credit or loss carryforwards utilized in its federal tax returns in subsequent periods, as explained in the preceding paragraph.

The Company will continue to be jointly and severally liable for any tax liability as governed under federal, state and local law during all periods in which it is deemed to be a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which the Company is included in Cypress' consolidated group, the Company could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

If Cypress distributes the Company's class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code (the "Code"), Cypress intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service ("IRS") to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion or ruling, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of the Company's voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of the Company's stock. The tax sharing agreement includes the Company's obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of the Company's stock after the distribution, other than liability attributable to certain dispositions of the Company's stock by Cypress, that cause Cypress' distribution of shares of the Company's stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code.

The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Cypress and the Company relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions contained in the agreement.

Note 4. *BUSINESS COMBINATION*

PowerLight Acquisition

On January 10, 2007, the Company completed its acquisition of PowerLight. The results of PowerLight have been included in the consolidated results of the Company from January 10, 2007. As a result of the PowerLight acquisition, all of the outstanding shares of PowerLight, and a portion of each vested option to purchase shares of

PowerLight, were cancelled, and all of the outstanding options to purchase shares of PowerLight (other than the portion of each vested option that was cancelled) were assumed by the Company in exchange for aggregate consideration of (i) approximately $120.7 million in cash plus (ii) approximately 5.7 million shares of the Company's class A common stock, inclusive of (a) approximately 1.6 million shares of the Company's class A common stock which may be issued upon the exercise of assumed vested and unvested PowerLight stock options, which options vest on the same schedule as the assumed PowerLight stock options, and (b) approximately 1.1 million shares of the Company's class A common stock issued to employees of PowerLight in connection with the acquisition which, along with approximately 0.5 million of the shares issuable upon exercise of assumed PowerLight stock options, are subject to certain transfer restrictions and a repurchase option by the Company, both of which lapse over a two-year period following the acquisition under the terms of certain equity restriction agreements. The Company under the terms of the acquisition agreement also issued an additional 0.2 million shares of restricted class A common stock to certain employees of PowerLight, which shares are subject to certain transfer restrictions which will lapse over 4 years following the acquisition. In June 2007, the Company changed PowerLight's name to SunPower Corporation, Systems ("SP Systems"), to capitalize on SunPower's name recognition.

The total consideration related to the acquisition is as follows:

(In thousands)	Shares	Fair Value at January 10, 2007
Purchase consideration:		
Cash	—	$120,694
Common stock	2,961	111,266
Stock options assumed that are fully vested	618	21,280
Direct transaction costs	—	2,958
Total purchase consideration	3,579	256,198
Future stock compensation:		
Shares subject to re-vesting restrictions	1,146	43,046
Stock options assumed that are unvested	984	35,126
Total future stock compensation	2,130	78,172
Total purchase consideration and future stock compensation	5,709	$334,370

Of the consideration issued for the acquisition, approximately $23.7 million in cash and approximately 0.7 million shares, with a total aggregate value of $118.1 million as of December 30, 2007, are being held in escrow as security for the indemnification obligations of certain former SP Systems shareholders and will be released over a period of five years ending January 10, 2012 (see Note 20).

Purchase Price Allocation

Under the purchase method of accounting, the total purchase price as shown in the table above was allocated to SP Systems' net tangible and intangible assets based on their estimated fair values as of January 10, 2007. The purchase price has been allocated based on management's best estimates. The fair value of the Company's class A common stock issued was determined based on the average closing prices for a range of trading days around the announcement date (November 15, 2006) of the transaction. The fair value of stock options assumed was estimated using the Black-Scholes valuation model (the "Black-Scholes model") with the following assumptions: volatility of 90%, expected life ranging from 2.7 years to 6.3 years, and risk-free interest rate of 4.6%.

The allocation of the purchase price associated with certain assets on January 10, 2007 was as follows:

(In thousands)	Amount
Net tangible assets	$ 13,925
Patents and purchased technology	29,448
Tradenames	15,535
Backlog	11,787
Customer relationships	22,730
In-process research and development	9,575
Unearned stock compensation	78,172
Deferred tax liability	(21,964)
Goodwill	175,162
Total purchase consideration and future stock compensation	$334,370

Net tangible assets acquired on January 10, 2007 consisted of the following:

(In thousands)	Amount
Cash and cash equivalents	$ 22,049
Restricted cash	4,711
Accounts receivable, net	40,080
Costs and estimated earnings in excess of billings	9,136
Inventories	28,146
Deferred project costs	24,932
Prepaid expenses and other assets	23,740
Total assets acquired	152,794
Accounts payable	(60,707)
Billings in excess of costs and estimated earnings	(35,887)
Other accrued expenses and liabilities	(42,275)
Total liabilities assumed	(138,869)
Net assets acquired	$ 13,925

The Company accounted for its acquisition of SP Systems in accordance with SFAS No. 141. Accordingly, all intercompany receivables and payables related to SP Systems at the acquisition date were eliminated in purchase accounting effective January 10, 2007.

Acquired Identifiable Intangible Assets.

The following table presents certain information on the acquired identifiable intangible assets:

Intangible Assets	Method of Valuation	Discount Rate Used	Royalty Rate Used	Estimated Useful Life
Patents and purchased technology	Relief from royalty method	25%	3%	4 years
Tradenames	Relief from royalty method	25%	1%	5 years
Backlog	Income approach	20%	—%	1 year
Customer relationships	Income approach	22%	—%	6 years

The determination of the fair value and useful life of the tradename was based on the Company's strategy of continuing to market its systems products and services under the PowerLight brand. Based on the Company's change in branding strategy and changing PowerLight's name to SunPower Corporation, Systems, during the quarter ended July 1, 2007, the Company recognized an impairment charge of $14.1 million, which represented the net book value of the PowerLight tradename.

Amortization expense for the year ended December 30, 2007 was as follows (in thousands):

Cost of systems revenue	$20,085
Sales, general and administrative	3,688
Total amortization expense	$23,773

In-Process Research and Development ("IPR&D") Charge

In connection with the acquisition of SP Systems, the Company recorded an IPR&D charge of $9.6 million in the first quarter of fiscal 2007, as technological feasibility associated with the IPR&D projects had not been established and no alternative future use existed.

These IPR&D projects consisted of two components: design automation tool and tracking systems and other. In assessing the projects, the Company considered key characteristics of the technology as well as its future prospects, the rate technology changes in the industry, product life cycles, and the various projects' stage of development.

The value of IPR&D was determined using the income approach method, which calculated the sum of the discounted future cash flows attributable to the projects once commercially viable using a 40% discount rate, which were derived from a weighted-average cost of capital analysis and adjusted to reflect the stage of completion and the level of risks associated with the projects. The percentage of completion for each project was determined by identifying the research and development expenses invested in the project as a ratio of the total estimated development costs required to bring the project to technical and commercial feasibility. The following table summarizes certain information related to each project:

	Stage of Completion	Total Cost Incurred to Date	Total Remaining Costs
Design Automation Tool			
As of January 10, 2007 (acquisition date)	8%	$0.2 million	$2.4 million
As of December 30, 2007	35%	$0.9 million	$1.7 million
Tracking System and Other			
As of January 10, 2007 (acquisition date)	25%	$0.2 million	$0.6 million
As of December 30, 2007	100%	$0.8 million	$ —

Status of IPR&D:

As of December 30, 2007, the Company has incurred total post-acquisition costs of approximately $0.7 million related to the design automation tool project and estimates that an additional investment of $1.7 million will be required to complete the project. The Company expects to complete the design automation tool project by June 2009, approximately one and a half years earlier than the original estimate.

The Company completed the tracking systems project in June 2007 and incurred total project costs of $0.8 million, of which $0.6 million was incurred after the acquisition. Both the actual completion date and the total projects costs were in line with the original estimates.

Goodwill

Approximately $175.2 million had been allocated to goodwill within the systems segment, which represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets of SP Systems. In accordance with SFAS No. 142, goodwill will not be amortized but instead will be tested for impairment at least annually, or more frequently if certain indicators are present. In the event that management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of the impairment during the fiscal quarter in which the determination is made. During the year ended December 30, 2007, the Company recorded adjustments aggregating $6.6 million to increase goodwill related to the purchase of SP Systems on January 10, 2007 to $181.8 million. The adjustments included a change in the estimated receivable for an existing project as of the acquisition date which was subsequently determined to be unearned and, thus, the receivable will not be paid, an additional loss provision on a construction project contracted as of the acquisition date and was subsequently determined to have a larger loss than originally estimated, as well as adjustments to the value of certain acquired assets and liabilities. Goodwill that resulted from the acquisition of SP Systems is not deductible for tax purposes.

Financial Commitment Letter

In conjunction with the acquisition, Cypress entered into a commitment letter with the Company during the fourth quarter of fiscal 2006 under which Cypress agreed to lend to the Company up to $130.0 million in cash to be used to facilitate the financing of the acquisition or working capital requirements. In February 2007, Cypress and the Company mutually terminated the commitment letter. No borrowings were outstanding at the termination date.

Pro Forma Financial Information (Unaudited)

Supplemental information on an unaudited pro forma basis, as if the acquisition of SP Systems were completed at the beginning of fiscal years 2007 and 2006, is as follows:

	Year Ended	
(In thousands, except per share amounts)	**December 30, 2007**	**December 31, 2006**
Revenue	$777,104	$442,115
Net income (loss)	$ 7,094	$ (57,635)
Basic net income (loss) per share	$ 0.09	$ (0.84)
Diluted net income (loss) per share	$ 0.09	$ (0.84)

The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. The unaudited pro forma supplemental information includes non-recurring in-process research and development charge of $9.6 million recorded in the first quarter ended April 1, 2007 and April 2, 2006. The unaudited pro forma supplemental information prepared by management is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and SP Systems been a combined company during the specified periods.

Note 5. *OTHER INCOME (EXPENSE), NET*

The following table summarizes the components of other income (expense), net, recorded in the Consolidated Statements of Operations:

(In thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006
Write-off of unamortized debt issuance costs	$(8,260)	$ —	$ —
Amortization of debt issuance costs	(1,710)	—	—
Share in net loss of joint venture, net of tax	(278)	—	—
Gain (loss) on derivatives and foreign exchange, net of tax	2,086	863	(1,441)
Other income, net	291	214	227
Total other income (expense), net	$(7,871)	$1,077	$(1,214)

Note 6. *NET INCOME (LOSS) PER SHARE*

Basic net income (loss) per share is computed using the weighted-average common shares outstanding. Diluted net income (loss) per share is computed using the weighted-average common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury stock method, except when their effect is anti-dilutive. Potentially dilutive securities include stock options, restricted stock and senior convertible debentures.

Holders of the Company's senior convertible debentures may, under certain circumstances at their option, convert the senior convertible debentures into cash and, if applicable, shares of the Company's class A common stock at the applicable conversion rate, at any time on or prior to maturity (see Note 15). Pursuant to EITF 90-19, the senior convertible debentures are included in the calculation of diluted net income per share if their inclusion is dilutive under the treasury stock method.

For the fiscal year ended January 1, 2006, stock options to purchase common stock were excluded from the calculation of diluted net loss per share as the Company was in a net loss position and their inclusion would have been anti-dilutive. The following is a summary of all outstanding anti-dilutive potential common shares:

(In thousands)	As of December 30, 2007	December 31, 2006	January 1, 2006
Stock options	—	44	6,572

The following table sets forth the computation of basic and diluted weighted-average common shares:

(In thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006
Basic weighted-average common shares	75,413	65,864	23,306
Effect of dilutive securities:			
Stock options	4,203	5,147	—
Restricted stock	357	76	—
Shares subject to re-vesting restrictions	439	—	—
February 2007 debentures	620	—	—
July 2007 debentures	195	—	—
Weighted-average common shares for diluted computation	81,227	71,087	23,306

Basic weighted-average common shares excludes 2.9 million shares of class A common stock lent to an affiliate of Lehman Brothers in connection with the Company's issuance of $200.0 million in principal amount of its 1.25% senior convertible debentures in February 2007 and 1.8 million shares of class A common stock lent to an affiliate of Credit Suisse in connection with the Company's issuance of $225.0 million in principal amount of its 0.75% senior convertible debentures in July 2007 (see Note 15).

For the year ended December 30, 2007, dilutive potential common shares includes approximately 0.6 million shares for the impact of $200.0 million in principal amount of the Company's 1.25% senior convertible debentures issued in February 2007 and 0.2 million shares for the impact of $225.0 million in principal amount of the Company's 0.75% senior convertible debentures issued in July 2007, as the Company has experienced a substantial increase in its common stock price. Under the treasury stock method, such senior convertible debentures will generally have a dilutive impact on net income per share if the Company's average stock price for the period exceeds the conversion price for the senior convertible debentures.

Note 7. *BALANCE SHEET COMPONENTS*

(In thousands)	December 30, 2007	December 31, 2006
Costs and estimated earnings in excess of billings on contracts in progress and billings in excess of costs and estimated earnings on contracts in progress consists of the following:		
Costs and estimated earnings in excess of billings on contracts in progress	$ 39,136	$ —
Billings in excess of costs and estimated earnings on contracts in progress	69,900	—
	$ (30,764)	$ —
Costs incurred to date on contracts in progress	$ 481,340	$ —
Estimated earnings to date	145,643	—
Contract revenue earned to date	626,983	—
Less: Billings to date, including earned incentive rebates, on contracts in progress	(657,747)	—
	$ (30,764)	$ —
Inventories:		
Raw materials*	$ 89,604	$ 8,703
Work-in-process	2,027	79
Finished goods	48,873	13,998
	$ 140,504	$22,780

* In addition to polysilicon and other raw materials for solar cell manufacturing, raw materials as of December 30, 2007 includes solar panels purchased from third-party vendors and installation materials for systems projects.

(In thousands)	December 30, 2007	December 31, 2006
Prepaid expenses and other current assets:		
Deferred tax asset, current portion	$ 8,437	$ 1,446
Note receivable from SP Systems	—	10,000
VAT receivable, current portion	7,266	48
Prepaid materials	4,652	—
Other receivables	9,946	3,556
Other prepaid expenses	2,809	1,605
	$ 33,110	$ 16,655
Property, plant and equipment, net:		
Land and buildings	$ 7,482	$ 7,304
Manufacturing equipment	194,963	120,104
Computer equipment	12,399	2,496
Furniture and fixtures	2,648	83
Leasehold improvements	113,801	45,175
Construction-in-process (manufacturing facility in the Philippines)	99,945	53,252
	431,238	228,414
Less: Accumulated depreciation**	(53,244)	(25,986)
	$377,994	$202,428

** Total depreciation expense was $27.3 million, $16.4 million and $7.1 million for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

(In thousands)	December 30, 2007	December 31, 2006
Intangible assets:		
Patents and purchased technology	$ 51,398	$21,950
Tradenames	1,603	1,603
Backlog	11,787	—
Customer relationships and other	23,193	463
	87,981	24,016
Accumulated amortization of intangible assets:		
Patents and purchased technology	(20,630)	(8,973)
Tradenames	(808)	(548)
Backlog	(11,460)	—
Customer relationships and other	(4,137)	(446)
	(37,035)	(9,967)
	$ 50,946	$14,049

(In thousands)	December 30, 2007	December 31, 2006
The estimated future amortization expense related to intangible assets as of December 30, 2007 is as follows:		
2008	$15,076	
2009	14,740	
2010	13,228	
2011	4,008	
2012 and beyond	3,894	
	$50,946	
Other long-term assets:		
VAT receivable, net of current portion	$24,269	$ —
Investment in joint venture	5,304	4,994
Other	2,401	1,639
	$31,974	$ 6,633
Accrued liabilities:		
VAT payable	$18,138	$ 575
Employee compensation and employee benefits	15,338	3,961
Income taxes payable	11,106	1,995
Warranty	10,502	3,446
Foreign exchange derivative liability	8,920	4,849
Other	15,430	3,759
	$79,434	$18,585

Note 8. *INVESTMENTS*

Cash and cash equivalents, short-term investments, restricted cash and long-term investments classified as available-for-sale securities were comprised of the following:

	December 30, 2007				December 31, 2006			
		Unrealized				Unrealized		
(In thousands)	Cost	Gross Gains	Gross Losses	Fair Value	Cost	Gross Gains	Gross Losses	Fair Value
Money market securities	$281,458	$—	$ —	$281,458	$135,298	$—	$—	$135,298
Corporate securities	92,395	6	(50)	92,351	13,400	—	—	13,400
Commercial paper	78,163	2	(2)	78,163	28,739	—	(4)	28,735
Total available-for-sale securities	$452,016	$ 8	$(52)	$451,972	$177,437	$—	$(4)	$177,433

The following table summarizes the fair value and gross unrealized losses of the Company's available-for-sale securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, at December 30, 2007:

	Less than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate securities	$25,536	$(50)	$—	$—	$25,536	$(50)
Commercial paper	24,002	(2)	—	—	24,002	(2)
	$49,538	$(52)	$—	$—	$49,538	$(52)

The decline in fair value of the available-for-sale securities was primarily related to changes in interest rates, which the Company considered to be temporary in nature. The Company has the ability and intent to hold these securities until a recovery of fair value, which is maturity. In addition, the Company evaluated the near-term prospects of the available-for-sale securities in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold these investments for a reasonable period of time, the Company did not consider these investments to be other-than-temporarily impaired.

The classification and contractual maturities of available-for-sale securities is as follows:

(In thousands)	December 30, 2007	December 31, 2006
Included in:		
Cash and cash equivalents	$249,582	$160,937
Short-term investments	105,453	16,496
Restricted cash	67,887	—
Long-term investments	29,050	
	$451,972	$177,433
Contractual maturities:		
Due in less than one year	$396,228	$164,033
Due from one to two years	4,994	—
Due from two to 30 years	50,750	13,400
	$451,972	$177,433

The Company classifies all available-for-sale securities that are intended to be available for use in current operations as cash and cash equivalents, short-term investments and/or restricted cash.

From time to time the Company invests in auction rate securities, which are bought and sold in the marketplace through a bidding process sometimes referred to as a "Dutch auction," and which are classified as short-term investments or long-term investments and carried at their market values. After the initial issuance of the securities, the interest rate on the securities resets periodically, at intervals set at the time of issuance (e.g., every seven, twenty-eight, or thirty-five days; every six-months; etc.), based on the market demand at the reset period. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years.

At December 30, 2007, the Company had $50.8 million invested in auction rate securities as compared to $13.4 million invested in auction rate securities at December 31, 2006. At December 30, 2007, these auction rate securities were student loans that are typically over collateralized by pools of loans originated under the Federal Family Education Loan Program ("FFELP") that are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities held are rated by one or more of the Nationally Recognized Statistical Rating

Organizations ("NRSRO") as triple-A. In February 2008, the auction rate securities market experienced a significant increase in the number of failed auctions, which occurs when sell orders exceed buy orders resulting from lack of liquidity and does not necessarily signify a default by the issuer. As of February 29, 2008, four of these auction rate securities totaling $24.1 million failed to clear at auctions, four of these securities totaling $21.7 million cleared at auctions, and one of these securities totaling $5.0 million continued to be held. For failed auctions, the Company continues to earn interest on these investments at the maximum contractual rate as the issuer is obligated under contractual terms to pay penalty rates should auctions fail. Historically, failed auctions have rarely occurred, however, such failures could continue to occur in the future. In the event the Company needs to access these funds, the Company will not be able to do so until a future auction is successful, the issuer redeems the securities, a buyer is found outside of the auction process or the securities mature. Accordingly, auction rate securities that were not sold subsequent to December 30, 2007 totaling $29.1 million are classified as long-term investments on the Consolidated Balance Sheets, consistent with the stated contractual maturities of the securities. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years.

The Company has concluded that no other-than-temporary impairment losses occurred in the year ended December 30, 2007 because all holdings had successful auctions in January 2008. If the issuers of these auction rate securities are unable to successfully close future auctions or do not redeem the securities, the Company may be required to adjust the carrying value of the securities and record an impairment charge in the first quarter of fiscal 2008. If the Company determines that the fair value of these auction rate securities is temporarily impaired, the Company would record a temporary impairment within Consolidated Statements of Comprehensive Income (Loss), a component of stockholders' equity in the first quarter of 2008. If it is determined that the fair value of these securities is other-than-temporarily impaired, the Company would record a loss in its Consolidated Statements of Operations in the first quarter of 2008, which could be material (see Note 20).

The Company classifies auction rate securities as available-for-sale securities under SFAS No. 115. As these securities trade at their par values, no gains or losses are recorded in comprehensive income (loss).

Note 9. *ADVANCES TO SUPPLIERS*

The Company has entered into agreements with various polysilicon, ingot, wafer, solar cells and solar module vendors and manufacturers. These agreements specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event the Company terminates the arrangements (see Note 11).

Furthermore, under certain of these agreements, the Company is required to make prepayments to the vendors over the terms of the arrangements. In the year ended December 30, 2007, the Company paid advances totaling $94.3 million in accordance with the terms of existing supply agreements. As of December 30, 2007, advances to suppliers totaled $161.2 million, the current portion of which is $52.3 million.

The Company's future prepayment obligations related to these agreements as of December 30, 2007 are as follows (in thousands):

2008	$ 58,433
2009	48,840
2010	11,100
	$118,373

On January 10, 2008, the Company paid an additional advance of 1.6 million Euros (approximately $2.4 million) in accordance with the terms of an existing supply agreement.

Note 10. ***INCOME TAXES***

The Company applies SFAS No. 109, which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

The geographic distribution of income (loss) before income taxes and the components of provision for (benefit from) income taxes are summarized below:

	Year Ended		
(In thousands)	December 30, 2007	December 31, 2006	January 1, 2006
Geographic distribution of income (loss) before income taxes:			
U.S. income (loss)	$(93,881)	$ 3,419	$(14,675)
Non-U.S. income (loss)	97,163	25,042	(1,118)
Income (loss) before income taxes	$ 3,282	$28,461	$(15,793)
Provision for (benefit from) income taxes:			
Current tax (benefit) expense			
Federal	$ (67)	$ 241	$ —
State	647	100	—
Foreign	12,319	1,604	50
Total current tax expense	12,899	1,945	50
Deferred tax benefit			
Federal	(14,499)	—	—
State	(4,320)	—	—
Foreign	—	—	—
Total deferred tax benefit	(18,819)	—	—
Provision for (benefit from) income taxes	$ (5,920)	$ 1,945	$ 50

The income tax provision (benefit) differs from the amounts obtained by applying the statutory U.S. federal tax rate to income (loss) before taxes as shown below:

(In thousands)	Year Ended December 30, 2007	December 31, 2006	January 1, 2006
Statutory rate	35%	35%	35%
Tax at U.S. statutory rate	$ 1,149	$ 9,961	$(5,528)
Foreign rate differential	(20,731)	(7,162)	459
State income taxes, net of benefit	647	65	—
Recognition of prior year benefits	—	(1,205)	—
Purchased in-process research and development	3,351	—	—
Impairment of acquisition-related intangibles	4,924	—	—
Alternative minimum tax	67	—	—
Benefit of net operating losses not recognized	1,329	—	4,617
Non-deductible stock option compensation expense	3,227	241	502
Other, net	117	45	—
Total	$ (5,920)	$ 1,945	$ 50

Temporary differences and carryforwards, which give rise to significant portions of deferred tax assets and liabilities, are as follows:

(In thousands)	December 30, 2007	December 31, 2006
Deferred tax assets:		
Net operating loss carryforwards	$ 709	$ 9,130
Research and development credit and California manufacturing credit carryforwards	1,491	1,797
Reserves and accruals	30,043	3,204
Capitalized research and development expenses	43	1,023
Total deferred tax asset	32,286	15,154
Valuation allowance	(13,924)	(9,836)
Total deferred tax asset, net of valuation allowance	18,362	5,318
Deferred tax liabilities:		
Intangible assets	(16,138)	(5,318)
Other	—	1,400
Total deferred tax liabilities	(16,138)	(3,918)
Net deferred tax asset	$ 2,224	$ 1,400

As of December 30, 2007, the Company had federal net operating loss carryforwards of approximately $147.6 million. These federal net operating loss carryforwards will expire at various dates from 2011 to 2027. The Company had California state net operating loss carryforwards of approximately $73.5 million as of December 30, 2007, which expire at various dates from 2011 to 2017. The Company also had research and development credit carryforwards of approximately $3.9 million for both federal and state tax purposes. The Company's ability to utilize a portion of the net operating loss carryforwards is dependent upon the Company being able to generate taxable income in future periods and may be limited due to restrictions imposed on utilization of net operating loss

and credit carryforwards under Federal and state laws upon a change in ownership, such as the transaction with Cypress.

The Company is subject to a tax holiday in the Philippines, where it manufactures its products. This tax holiday is scheduled to expire in 2010, unless extended. As of yet, no tax benefit has been realized from the income tax holiday due to operating losses incurred in the Philippines.

Unrecognized Tax Benefits

On January 1, 2007, the Company adopted the provisions for FIN 48, which is an interpretation of SFAS No. 109. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The total amount of unrecognized tax benefits recorded in the Consolidated Balance Sheets at the date of adoption was approximately $1.1 million, which, if recognized, would affect the Company's effective tax rate. The additional amount of unrecognized tax benefits accrued during the year ended December 30, 2007 was $3.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	December 30, 2007
Balance at January 1, 2007 (after adoption of FIN 48)	$1,120
Additions based on tax positions related to the current year	2,726
Additions for tax positions of prior years	326
Reductions for tax positions of prior years	—
Settlements and effective settlements with tax authorities and related remeasurements	—
Balance at December 30, 2007	$4,172

Of the total unrecognized tax benefit, $0.3 million was accounted for as an adjustment to goodwill as it related to unrecognized tax benefits resulting from the acquisition of SP Systems. In addition to the amounts disclosed above, a contra-asset of $0.4 million was netted against deferred tax assets as an unrecognized tax benefit against income tax credits.

Management believes that events that could occur in the next 12 months and cause a change in unrecognized tax benefits include, but are not limited to, the following:

- commencement, continuation or completion of examinations of the Company's tax returns by the U.S. or foreign taxing authorities; and
- expiration of statute of limitations on the Company's tax returns.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Uncertainties include, but are not limited to, the impact of legislative, regulatory and judicial developments, transfer pricing and the application of withholding taxes. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business. Management determined that an estimate of the range of reasonably possible change in the amounts of unrecognized tax benefits within the next 12 months cannot be made.

The Company's valuation allowance was determined in accordance with the provisions of SFAS No. 109, which requires an assessment of both positive and negative evidence. When determining whether it is more likely than not that deferred assets are recoverable, with such assessment being required on a jurisdiction by jurisdiction basis, management believes that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, and the lack of carryback capacity to realize these assets. Based on the absence of sufficient positive objective evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize these remaining net deferred tax assets. The amount of the deferred tax asset valuation allowance, however, could be reduced in future periods to the extent that future taxable income is realized. A portion of the valuation allowance would be released to goodwill as it offsets deferred tax assets acquired in the acquisition of SP Systems.

Classification of Interest and Penalties

The Company accrues interest and penalties on tax contingencies as required by FIN 48 and SFAS No. 109. This interest and penalty accrual is classified as income tax provision (benefit) in the Consolidated Statements of Operations and was not material.

Tax Years and Examination

The Company files tax returns in each jurisdiction in which they are registered to do business. In the U.S. and many of the state jurisdictions, and in many foreign countries in which the Company files tax returns, a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid. The following table summarizes the Company's major tax jurisdictions and the tax years that remain subject to examination by these jurisdictions as of December 31, 2007:

Tax Jurisdictions	Tax Years
United States	2004 and onward
California	2003 and onward

Additionally, while years prior to 2003 for the U.S. corporate tax return are not open for assessment, the IRS can adjust net operating loss and research and development carryovers that were generated in prior years and carried forward to 2003.

The IRS is currently conducting an audit of SP Systems' federal income tax returns for fiscal 2004 and 2005. As of December 30, 2007, no material adjustments have been proposed by the IRS. Changes to SP Systems' pre-acquisition tax liabilities, if any, would be recorded as a purchase price adjustment. Management believes that the ultimate outcome of the IRS examination will not have a material impact on the Company's financial position or results of operations. If material tax adjustments are proposed by the IRS and acceded to by the Company, an adjustment to goodwill and income taxes payable may result.

Note 11. *COMMITMENTS AND CONTINGENCIES*

Operating Lease Commitments

The Company leases its San Jose, California facility under a non-cancelable operating lease from Cypress, which expires in April 2011 (see Note 3). The lease requires the Company to pay property taxes, insurance and certain other costs. In addition, the Company leases its Richmond, California facility under a non-cancelable operating lease from an unaffiliated third party, which expires in September 2018. The Company also leases its solar cell manufacturing facility in the Philippines from Cypress, under a lease which expires in July 2021 (see Note 3). In December 2005, the Company entered into a 5-year operating lease from an unaffiliated third party for an additional building in the Philippines. The Company also has various lease arrangements, including its European headquarters located in Geneva, Switzerland under a lease that expires in September 2012, as well as sales and support offices in Southern California, New Jersey, Germany and South Korea, all of which are leased from unaffiliated third parties. Future minimum obligations under all non-cancelable operating leases as of December 30, 2007 are as follows (in thousands):

2008	$ 4,844
2009	4,995
2010	5,413
2011	4,258
2012	3,832
Thereafter	23,685
	$47,027

Rent expense, including the rent paid to Cypress for the California facility and the wafer fabrication facility in the Philippines (see Note 3), was $3.3 million, $1.3 million and $0.6 million for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively.

Purchase Commitments

The Company purchases raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based upon specifications defined by the Company, or that establish parameters defining the Company's requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company's requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company's recorded purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

The Company also has agreements with several suppliers of polysilicon, ingots, wafers, solar cells and solar panels which specify future quantities and pricing of products to be supplied by the vendors for periods up to 12 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that the Company terminates the arrangements (see Note 9).

At December 30, 2007, total obligations related to such supplier agreements was $2.1 billion, of which $250.3 million was related to a joint venture (discussed below). The Company's non-cancelable purchase orders related to equipment and building improvements totaled approximately $161.8 million.

Future minimum obligations under supplier agreements and non-cancelable purchase orders as of December 30, 2007 are as follows (in thousands):

2008	$ 424,017
2009	381,440
2010	364,324
2011	371,634
2012	146,469
Thereafter	573,362
	$2,261,246

Joint Ventures

In the third quarter of fiscal 2006, the Company entered into an agreement with Woongjin Coway Co., Ltd. ("Woongjin"), a provider of environmental products located in Korea, to form Woongjin Energy Co., Ltd. ("Woongjin Energy"), a joint venture to manufacture monocrystalline silicon ingots. Under the joint venture, the Company and Woongjin have funded the joint venture through capital investments. In addition, Woongjin Energy obtained a $33.0 million loan originally guaranteed by Woongjin. The Company will supply polysilicon and technology required for the silicon ingot manufacturing to the joint venture, and the Company will procure the manufactured silicon ingots from the joint venture. Woongjin Energy began manufacturing in the third quarter of fiscal 2007, and the Company expects to purchase approximately $250.3 million of silicon ingots from Woongjin Energy under a five-year agreement.

As of December 30, 2007, the Company had a $4.4 million investment in the joint venture on the Consolidated Balance Sheets which comprised of a 19.9% equity investment valued at $1.1 million and a $3.3 million convertible note that is convertible at the Company's option into an additional 20.1% equity ownership in the joint venture. The Company accounted for its joint venture in Woongjin Energy using the equity method of accounting, in which the entire minority investment of $4.4 million is classified as "Other long-term assets" in the Consolidated Balance Sheets and the Company's share of Woongjin Energy's losses totaling $0.3 million for the year ended December 30, 2007 is included in "Other income (expense), net" in the Consolidated Statements of Operations. Neither party has contractual obligations to provide any additional funding to the joint venture.

On October 18, 2007, the Company entered into an agreement with Woongjin and Woongjin Holdings Co., Ltd. ("Woongjin Holdings"), whereby Woongjin transferred its 80.1% equity investment held in Woongjin Energy to Woongjin Holdings and Woongjin Holdings assumed all rights and obligations formerly owned by Woongjin under the joint venture agreement described above, including the $33.0 million loan guarantee. On January 18, 2008, the Company and Woongjin Holdings provided Woongjin Energy with additional funding through capital investments in which the Company invested an additional $5.4 million in the joint venture. As of January 18, 2008, the Company's equity investment increased from 19.9% to 27.4%. In addition, on or after January 18, 2008, if the Company elects to convert the $3.3 million convertible note, its equity ownership in the joint venture would increase an additional 12.6% (see Note 20). The Company has reviewed the qualitative and quantitative attributes of this joint venture and determined that it does not meet the criteria to be accounted for under FASB Staff Position on FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," therefore, this joint venture is not consolidated into the Company's financial statements.

On October 1, 2007, the Company entered into an agreement with First Philippine Electric Corporation ("First Philec") to form First Philec Solar Corporation ("First Philec Solar"), a joint venture to provide wafer slicing services of silicon ingots to the Company. This joint venture will operate in the Philippines, with silicon ingots to be supplied primarily from the Company. The Company expects to purchase an aggregate quantity of silicon wafers sufficient to support up to approximately 660 megawatts annually of solar cell manufacturing production based on

the Company's expected silicon utilization through the five-year wafering supply and sales agreement, which is anticipated to begin in the second half of 2008 when First Philec Solar's proposed manufacturing capacity is expected to become operational.

As of December 30, 2007, the Company had invested $0.9 million in First Philec Solar comprised of a 16.9% equity investment. The Company accounted for its joint venture using the equity method of accounting, in which the entire minority investment of $0.9 million is classified as "Other long-term assets" in the Consolidated Balance Sheets. On January 18, 2008, the Company invested an additional $0.2 million in the joint venture, increasing its equity investment from 16.9% to 20.0% (see Note 20). The Company is currently reviewing the qualitative and quantitative attributes of this joint venture that is in the development stage to determine whether this joint venture will need to be consolidated into the Company's financial statements in the future.

Product Warranties

The Company warrants or guarantees the performance of the solar panels that the Company manufactures at certain levels of power output for extended periods, usually 25 years. It also warrants that the solar cells will be free from defects for at least ten years. In addition, it passes through to customers long-term warranties from the original equipment manufacturers of certain system components. Warranties of 20 to 25 years from solar panels suppliers are standard, while inverters typically carry a two-, five- or ten-year warranty. Therefore, the Company maintains warranty reserves to cover potential liability that could result from these guarantees. The Company's potential liability is generally in the form of product replacement or repair. Warranty reserves are based on the Company's best estimate of such liabilities and are recognized as a cost of revenue. The Company continuously monitors product returns for warranty failures and maintains a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that are considered reasonable under the circumstances.

The Company generally provides warranty on systems installed for a period of five years. The Company's estimated warranty cost for each project is accrued and the related costs are charged against the warranty accrual when incurred. It is not possible to predict the maximum potential amount of future warranty-related expenses under these or similar contracts due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular contract. Historically, warranty costs related to contracts have been within management's expectations.

Provisions for warranty reserves charged to cost of revenue were $10.8 million, $3.2 million and $0.4 million during the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. Activity within accrued warranty for fiscal 2007, 2006 and 2005 is summarized as follows:

(In thousands)	December 30, 2007	December 31, 2006	January 1, 2006
Balance at the beginning of the period	$ 3,446	$ 574	$180
SP Systems accrued balance at date of acquisition	6,542	—	—
Accruals for warranties issued during the period	10,771	3,226	411
Settlements made during the period	(3,565)	(354)	(17)
Balance at the end of the period	$17,194	$3,446	$574

The accrued warranty balance at December 30, 2007 includes $6.7 million of accrued costs primarily related to servicing the Company's obligations under long-term maintenance contracts entered into under the systems segment and the balance is included in "other long-term liabilities" in the Consolidated Balance Sheets.

FIN 48 Uncertain Tax Positions

As of December 30, 2007, total liabilities associated with FIN 48 uncertain tax positions were $4.1 million, none of which was included in "Accrued liabilities" on the Consolidated Balance Sheets, as it is not expected to be paid within the next twelve months. Total liabilities associated with uncertain tax positions of $4.1 million is included in "Other long-term liabilities" on our Consolidated Balance Sheets at December 30, 2007. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in "Other long-term liabilities."

Royalty Obligations

As of January 10, 2007, the Company assumed certain royalty obligations related to existing agreements entered into by PowerLight before the date of acquisition. In September 2002 and subsequently amended in December 2005, PowerLight entered into a Technology Assignment and Services Agreement and other ancillary agreements with Jefferson Shingleton and MaxTracker Services, LLC, a New York limited liability company controlled by Mr. Shingleton. Under the agreements, the PowerTracker®, now referred to as SunPower™ Tracker, was acquired through an assignment and acquisition of the patents associated with the product from Mr. Shingleton and the Company is obligated to pay Mr. Shingleton royalties on the tracker systems that it sells. In addition, several of the systems segment's government awards require the Company to pay royalties based on specified formulas related to sales of products developed or enhanced from such government awards. As of and for the fiscal year ended December 30, 2007, the Company incurred royalty expense totaling $2.6 million which was charged to cost of systems revenue and the Company's total royalty liabilities were $0.3 million.

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights and certain tax related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to the Company pursuant to the procedures specified in the particular contract. These procedures usually allow the Company to challenge the other party's claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company's obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

Legal Matters

From time to time the Company is a party to litigation matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect the Company's financial position, liquidity or results of operations.

Note 12. *FOREIGN CURRENCY DERIVATIVES*

The Company has non-U.S. subsidiaries that operate and sell the Company's products in various global markets, primarily in Europe. As a result, the Company is exposed to risks associated with changes in foreign currency exchange rates. It is the Company's policy to use various hedge instruments to manage the exposures

associated with purchases of foreign sourced equipment, net asset or liability positions of its subsidiaries and forecasted revenues and expenses. The Company does not enter into foreign currency derivative financial instruments for speculative or trading purposes.

As of December 30, 2007, the Company's hedge instruments consisted of foreign currency option contracts and foreign currency forward exchange contracts. The Company calculates the fair value of its option and forward contracts based on market volatilities, spot rates and interest differentials from published sources.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), the Company accounts for its hedges of forecasted foreign currency revenues as cash flow hedges and hedges of firmly committed purchase contracts denominated in foreign currency as fair value hedges.

Cash Flow Hedges: Hedges of forecasted foreign currency denominated revenues are designated as cash flow hedges and changes in fair value of the effective portion of hedge contracts are recorded in accumulated other comprehensive income (loss) in stockholders' equity in the Consolidated Balance Sheets. Amounts deferred in accumulated other comprehensive income (loss) are reclassified into the Consolidated Statements of Operations in the periods in which the hedged exposure impacts earnings. The effective portion of unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of tax, was a $3.9 million loss, $2.1 million loss and a $0.5 million gain for the years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. As of December 30, 2007 and December 31, 2006, the Company had outstanding cash flow hedge forward contracts with an aggregate notional value of $140.1 million and $89.6 million, respectively. As of December 30, 2007 and December 31, 2006, the Company had outstanding cash flow hedge option contracts with an aggregate notional value of zero and $16.0 million, respectively. The maturity dates of the outstanding contracts ranged from January 2008 to July 2008.

Fair Value Hedges: On occasion, the Company commits to purchase equipment in foreign currency, predominantly Euros. When these purchases are hedged and qualify as firm commitments under SFAS No. 133, they are designated as fair value hedges and changes in the fair value of the firm commitment derivative contract are recognized in the Consolidated Statements of Operations. Under fair value hedge treatment, the changes in the firm commitment on a spot to spot basis are recorded in property, plant and equipment, net, in the Consolidated Balance Sheets and in other income (expense), net, in the Consolidated Statements of Operations. As of December 30, 2007 and December 31, 2006, the Company had no outstanding fair value hedges.

Both cash flow hedges and fair value hedges are tested for effectiveness each period on a spot to spot basis using the dollar-offset method. Both the excluded time value and any ineffectiveness, which were not significant for all periods, are recorded in other income (expense), net.

In addition, the Company began hedging the net balance sheet effect of Euro denominated assets and liabilities in 2005 primarily for Euro denominated receivables from customers, prepayments to suppliers and advances received from customers. The Company records its hedges of foreign currency denominated monetary assets and liabilities at fair value with the related gains or losses recorded in other income (loss). The gains or losses on these contracts are substantially offset by transaction gains or losses on the underlying balances being hedged. As of December 30, 2007 and December 31, 2006, the Company held forward contracts with an aggregate notional value of $62.7 million and $37.6 million, respectively, to hedge the risks associated with Euro foreign currency denominated assets and liabilities.

Note 13. *CUSTOMER ADVANCES*

From time to time, the Company enters into agreements where customers make advances for future purchases of solar power products. In general, the Company pays no interest on the advances and applies the advances as shipments of product occur.

In August 2007, the Company entered into an agreement with one of its customers to supply polysilicon. Under the polysilicon agreement, the customer has agreed to make material aggregate cash advance payments to the Company in fiscal 2007 and 2008. Commencing in fiscal 2010 and continuing through 2019, these advance payments are to be applied as a credit against the customer's polysilicon purchases from the Company. Such polysilicon is expected to be used by the customer to manufacture ingots, and potentially wafers, which are to be sold to the Company under an ingot supply agreement. As of December 30, 2007, the Company received total advances of $40.0 million from this customer, all of which is classified as long-term customer advances in the accompanying Consolidated Balance Sheets.

In April 2005, the Company entered into an agreement with one of its customers to supply solar cells. As part of this agreement, the customer agreed to fund 30 million Euros (approximately $35.5 million) for the expansion of the Company's manufacturing capacity to support this customer's solar cell product demand. Beginning on January 1, 2006, the Company was obligated to pay interest at a rate of 5.7% per annum on the remaining unpaid balance. The Company's settlement of principal on the advances is to be recognized over product deliveries at a specified rate on a per-unit-of-product-delivered basis through December 31, 2010. The Company paid interest on the remaining unpaid balance of 1.4 million Euros (approximately $1.9 million) and 1.4 million Euros (approximately $1.8 million) in fiscal 2007 and 2006, respectively. As of December 31, 2006, the remaining outstanding advance was 25.1 million Euros (approximately $33.1 million) of which $7.9 million had been classified in current portion of customer advances and $25.2 million in long-term customer advances in the accompanying Consolidated Balance Sheets, based on projected product shipment dates. As of December 30, 2007, the remaining outstanding advance was 19.7 million Euros (approximately $29.0 million) of which $8.8 million and $20.2 million has been classified in current portion of customer advances and in long-term customer advances, respectively. The Company has utilized all funds advanced by this customer towards expansion of the Company's manufacturing capacity.

The Company has also entered into agreements with other customers who have made advance payments for solar products. These advances will be applied as shipments of product occur. As of December 30, 2007 and December 31, 2006, such customers had made advances of $0.4 million and $6.9 million, respectively.

The estimated utilization of advances from customers and the related interest of $2.6 million thereto are (in thousands):

2008	$10,671
2009	10,962
2010	18,389
2011	8,000
2012	8,000
Thereafter	16,000
Total	$72,022

Note 14. *LINE OF CREDIT*

In December 2005, the Company entered into a $25.0 million three-year revolving credit facility with affiliates of Credit Suisse and Lehman Brothers, of which there were no borrowings ever made under the facility. The Company terminated its agreement with affiliates of Credit Suisse and Lehman Brothers on July 13, 2007.

In connection with the SP Systems acquisition on January 10, 2007, the Company assumed a line of credit SP Systems had with Union Bank of California, N.A. ("UBOC") with an outstanding balance of approximately $3.6 million. During the first quarter of fiscal 2007, the Company paid off the outstanding balance in full.

Also on January 10, 2007, the Company amended and restated the loan agreement with UBOC. The amended and restated loan agreement provided for a $10.0 million trade finance credit facility, which was scheduled to expire

on April 30, 2007. This facility allowed the Company to issue commercial and standby letters of credit, but did not provide for any loans. All of the assets of SP Systems secured this trade finance facility. In addition, the agreement required that SP Systems maintain cash equal to the value of letters of credit outstanding in restricted accounts as collateral for letters of credit issued by the bank. On April 27, 2007, the Company amended the loan agreement to, among other things, extend the maturity date to July 31, 2007, and remove the requirement to have cash collateral for letters of credit. The Company guaranteed $10.5 million in connection with the April 27, 2007 amendment including the $10 million trade credit facility and a separate $0.5 million credit card facility through UBOC. The Company's line of credit with UBOC expired on July 31, 2007.

On July 13, 2007, the Company entered into a credit agreement with Wells Fargo that replaced the credit lines with Credit Suisse, Lehman Brothers and UBOC. On August 20, 2007, the Company entered into an amendment to the credit agreement. As amended, the credit agreement provides for a $50.0 million unsecured revolving credit line, with a $40.0 million unsecured letter of credit subfeature, and a separate $50.0 million secured letter of credit facility. The Company may borrow up to $50.0 million and request that Wells Fargo issue up to $40.0 million in letters of credit under the unsecured letter of credit subfeature through July 31, 2008. Letters of credit issued under the subfeature reduce the Company's borrowing capacity under the revolving credit line. The Company may request that Wells Fargo issue up to $50.0 million in letters of credit under the secured letter of credit facility through July 31, 2012. As detailed in the agreement, the Company will pay interest on outstanding borrowings and a fee for outstanding letters of credit. The Company has the ability at any time to prepay outstanding loans. All borrowings must be repaid by July 31, 2008, and all letters of credit issued under the unsecured letter of credit subfeature shall expire on or before July 31, 2008 unless the Company provides by such date collateral in the form of cash or cash equivalents in the aggregate amount available to be drawn under letters of credit outstanding at such time. All letters of credit issued under the secured letter of credit facility shall expire no later than July 31, 2012. The Company concurrently entered into a security agreement with Wells Fargo, granting a security interest in a deposit account to secure its obligations in connection with any letters of credit that might be issued under the credit agreement. In connection with the credit agreement, SunPower North America, Inc., a wholly-owned subsidiary of the Company, and SP Systems, another wholly-owned subsidiary of the Company, entered into an associated continuing guaranty with Wells Fargo. The terms of the credit agreement include certain conditions to borrowings, representations and covenants, and events of default customary for financing transactions of this type.

As of December 30, 2007, four letters of credit totaling $32.0 million were issued by Wells Fargo under the unsecured letter of credit subfeature and eight letters of credit totaling $47.9 million were issued by Wells Fargo under the secured letter of credit facility. On December 30, 2007, cash available to be borrowed under the unsecured revolving credit line was $18.0 million and includes letter of credit capacities available to be issued by Wells Fargo under the unsecured letter of credit subfeature of $8.0 million. Letters of credit available under the secured letter of credit facility at December 30, 2007 totaled $2.1 million.

As of December 30, 2007, the Company was in compliance with all but two debt covenants. The Company had failed to deliver in a timely manner a certificate of the chief executive officer or chief financial officer that the financial statements in its prior Quarterly Report on Form 10-Q were accurate and that there existed no event of default with debt covenants. The Company also entered into corporate guaranties on construction project deals in Europe that exceeded the allowed amount under the debt covenants. On January 18, 2008, the Company entered into an agreement with Wells Fargo to amend the existing credit agreement. Under the amended credit agreement, Wells Fargo waived compliance requirements with certain restrictive covenants, including the prohibition against the Company providing corporate guaranties supporting contracts between its subsidiaries and third parties. In exchange for waiving compliance with such restrictive covenants, the Company agreed to maintain a balance of funds in a deposit account with Wells Fargo, in an amount no less than the aggregate outstanding indebtedness owed by the Company to Wells Fargo under both the line of credit, including its letter of credit subfeature, and the letter of credit line, as collateral securing such outstanding indebtedness (see Note 20). Had Wells Fargo not waived this violation, the Company would have been in default of its debt covenants and the Company may have been required

to immediately repay the aggregate outstanding indebtedness owed by the Company to Wells Fargo under both the line of credit, including its letter of credit subfeature, and the letter of credit line.

Note 15. *SENIOR CONVERTIBLE DEBENTURES AND SHARE LENDING ARRANGEMENTS*

February 2007 and July 2007 Debt Issuance

In February 2007, the Company issued $200.0 million in principal amount of its 1.25% senior convertible debentures (the "February 2007 debentures"). Interest on the February 2007 debentures is payable on February 15 and August 15 of each year, commencing August 15, 2007. The February 2007 debentures will mature on February 15, 2027. Holders may require the Company to repurchase all or a portion of their February 2007 debentures on each of February 15, 2012, February 15, 2017 and February 15, 2022, or if the Company experiences certain types of corporate transactions constituting a fundamental change. In addition, the Company may redeem some or all of the February 2007 debentures on or after February 15, 2012. The February 2007 debentures are initially convertible, subject to certain conditions, into cash up to the lesser of the principal amount or the conversion value. If the conversion value is greater than $1,000, then the excess conversion value will be convertible into common stock. The initial effective conversion price of the February 2007 debentures is approximately $56.75 per share, which represented a premium of 27.5% to the closing price of the Company's common stock on the date of issuance. The applicable conversion rate will be subject to customary adjustments in certain circumstances.

In July 2007, the Company issued $225.0 million in principal amount of its 0.75% senior convertible debentures (the "July 2007 debentures"). Interest on the July 2007 debentures is payable on February 1 and August 1 of each year, commencing February 1, 2008. The July 2007 debentures will mature on August 1, 2027. Holders may require the Company to repurchase all or a portion of their July 2007 debentures on each of August 1, 2010, August 1, 2015, August 1, 2020, and August 1, 2025, or if the Company is involved in certain types of corporate transactions constituting a fundamental change. In addition, the Company may redeem some or all of the July 2007 debentures on or after August 1, 2010. The July 2007 debentures are initially convertible, subject to certain conditions, into cash up to the lesser of the principal amount or the conversion value. If the conversion value is greater than $1,000, then the excess conversion value will be convertible into cash, common stock or a combination of cash and common stock, at the Company's election. The initial effective conversion price of the February 2007 debentures is approximately $82.24 per share, which represented a premium of 27.5% to the closing price of the Company's common stock on the date of issuance. The applicable conversion rate will be subject to customary adjustments in certain circumstances.

The February 2007 debentures and July 2007 debentures are senior, unsecured obligations of the Company, ranking equally with all existing and future senior unsecured indebtedness of the Company. The February 2007 debentures and July 2007 debentures are effectively subordinated to the Company's secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of the Company's subsidiaries. The February 2007 debentures and July 2007 debentures do not contain any covenants or sinking fund requirements.

The closing price of the Company's class A common stock equaled or exceeded 125% of the $56.75 per share initial effective conversion price governing the February 2007 debentures and the closing price of the Company's class A common stock equaled or exceeded 125% of the $82.24 per share initial effective conversion price governing the July 2007 debentures, for 20 out of 30 consecutive trading days ending on December 30, 2007, thus satisfying the market price conversion trigger pursuant to the terms of the debentures. As of the first trading day of the first quarter in fiscal 2008, holders of the February 2007 debentures and July 2007 debentures are able to exercise their right to convert the debentures any day in that fiscal quarter. This test is repeated each fiscal quarter. Therefore, since holders of the February 2007 debentures and July 2007 debentures are able to exercise their right to convert the debentures in fiscal 2008, as of December 30, 2007, the Company classified the $425.0 million in aggregate convertible debt as short-term debt in its Consolidated Balance Sheets. In addition, the Company wrote off $8.2 million of unamortized debt issuance costs in the fourth fiscal quarter of 2007 and will write off the

remaining $1.0 million of unamortized debt issuance costs in the first fiscal quarter of 2008. Because the closing stock price did not equal or exceed 125% of the initial effective conversion price governing both the February 2007 debentures and July 2007 debentures for 20 out of 30 consecutive trading days during the quarters ended April 1, 2007, July 1, 2007 and September 30, 2007, holders of the debentures were not able to exercise their right to convert the debentures in previous quarters. Accordingly, the Company classified the $425.0 million in aggregate convertible debt as long-term debt in previous Quarterly Reports on Form 10-Q.

As of December 30, 2007, the estimated fair value of the February 2007 debentures and July 2007 debentures was approximately $465.6 million and $366.3 million, respectively, based on quoted market prices. The fair market value of the senior convertible debentures will increase as interest rates fall and/or as the market price of our class A common stock increases. Conversely, the fair market value of the senior convertible debentures will decrease as interest rates rise and/or as the market price of our class A common stock falls.

As of February 29, 2008, no holders of the February 2007 debentures and July 2007 debentures exercised their right to convert the debentures. In the event of conversion by holders of the February 2007 debentures and July 2007 debentures, the principal amount must be settled in cash and to the extent that the conversion obligation exceeds the principal amount of any debentures converted, the Company must satisfy the remaining conversion obligation of the February 2007 debentures in shares of its class A common stock, and the Company maintains the right to satisfy the remaining conversion obligation of the July 2007 debentures in shares of its class A common stock or cash.

February 2007 Amended and Restated Share Lending Arrangement and July 2007 Share Lending Arrangement

Concurrent with the offering of the February 2007 debentures, the Company lent 2.9 million shares of its class A common stock, all of which are being borrowed by an affiliate of Lehman Brothers Inc. ("LBIE"), one of the underwriters of the February 2007 debentures. The lent shares are to be used to facilitate the establishment by investors in the February 2007 debentures and July 2007 debentures of hedged positions in the Company's class A common stock. Under the share lending agreement, LBIE has the ability to offer any of the 1.0 million shares that remain in LBIE's possession to facilitate hedging arrangements for subsequent purchasers of both the February 2007 debentures and July 2007 debentures and, with the Company's consent, purchasers of securities the Company may issue in the future. Concurrent with the offering of the July 2007 debentures, the Company also lent 1.8 million shares of its class A common stock, all of which are being borrowed by an affiliate of Credit Suisse Securities (USA) LLC ("CSI"), one of the underwriters of the July 2007 debentures. The Company did not receive any proceeds from these offerings of class A common stock, but received a nominal lending fee of $0.001 per share for each share of common stock that is loaned pursuant to the share lending agreements described below.

Share loans under the share lending agreement will terminate and the borrowed shares must be returned to the Company under the following circumstances: (i) LBIE and CSI may terminate all or any portion of a loan at any time; (ii) the Company may terminate any or all of the outstanding loans upon a default by LBIE and CSI under the share lending agreement, including a breach by LBIE and CSI of any of its representations and warranties, covenants or agreements under the share lending agreement, or the bankruptcy of LBIE and CSI; or (iii) if the Company enters into a merger or similar business combination transaction with an unaffiliated third party (as defined in the agreement), all outstanding loans will terminate on the effective date of such event. In addition, LBIE and CSI has agreed to return to the Company any borrowed shares in its possession on the date anticipated to be five business days before the closing of certain merger or similar business combinations described in the share lending agreement. Except in limited circumstances, any such shares returned to the Company cannot be reborrowed.

Any shares loaned to LBIE and CSI will be issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of the Company's outstanding shares, including the right to vote the shares on all matters submitted to a vote of the Company's stockholders and the right to receive any dividends or other distributions that the Company may pay or make on its outstanding shares of class A common stock.

While the share lending agreement does not require cash payment upon return of the shares, physical settlement is required (i.e., the loaned shares must be returned at the end of the arrangement). In view of this and the contractual undertakings of LBIE and CSI in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, the borrowed shares are not considered outstanding for the purpose of computing and reporting earnings per share. Notwithstanding the foregoing, the shares will nonetheless be issued and outstanding and will be eligible for trading on The Nasdaq Global Market.

Note 16. *REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK*

At December 30, 2007, the Company was authorized to issue up to 375.0 million shares of $0.001 par value common stock and 10.0 million shares of $0.001 par value preferred stock.

Shares Reserved for Future Issuance

The Company had shares of common stock reserved for future issuance as follows:

(In thousands)	December 30, 2007	December 31, 2006
Stock option plans	3,982	5,127

Redeemable Convertible Preferred Stock

At December 31, 2004, the Company's redeemable convertible preferred stock consisted of two series designated as series one and series two preferred stock, both of which were wholly owned by Cypress. In connection with the Company's initial public offering of common stock in November 2005, all redeemable convertible preferred stock was converted into shares of class B common stock.

Common Stock

Until November 8, 2004, there was only one class of common stock. After the merger with Cypress on November 9, 2004, three classes of common stock were authorized for issuance, classes A, B and C common stock. On September 30, 2005, SunPower amended and restated its Articles of Incorporation to change from a three class common stock structure to a two class common stock (class A and class B) structure, with the series one and two preferred stock convertible into class B common stock. The two new classes of common stock have substantially similar rights except as to voting, conversion and protective provisions.

On September 30, 2005, SunPower entered into an exchange agreement with Cypress in which Cypress exchanged all of its outstanding shares of class A common stock for an equal number of shares of class B common stock.

On November 10, 2005, the Company filed with the Delaware Secretary of State a certificate of merger to merge into its wholly-owned subsidiary and thereby reincorporate in Delaware. The Company is now incorporated in the state of Delaware. In addition, on November 10, 2005 the Company filed an amendment to the Company's certificate of incorporation to effect a 2-for-1 reverse stock split of the Company's outstanding and authorized shares of common stock following the Company's reincorporation in Delaware. The conversion rate of the series one and two preferred stock into class B common stock was adjusted to be one share of class B common stock for every two shares of preferred stock. All information related to common stock and options and warrants to purchase common stock and earnings per share included in the accompanying Consolidated Financial Statements has been retroactively adjusted to give effect to the reverse stock split and the reincorporation of the Company in Delaware.

In March 2005, the Company issued to Cypress 17.6 million shares of its class A common stock at a price of $3.30 per share, the consideration for which was $7.1 million cash and the cancellation by Cypress of $50.9 million of promissory notes and related interest held by Cypress. Accordingly, the net amount of $47.4 million comprising

of the $50.9 million debt less the unamortized discount of $3.5 million was credited to equity. These shares were converted to class B common stock on September 30, 2005.

In July 2005, SunPower issued 12.0 million shares of class A common stock to Cypress at a price of $7.00 per share, the consideration for which was $20.2 million cash, the cancellation by Cypress of $25.1 million promissory notes and related interest held by Cypress, the cancellation of payables to Cypress of $14.7 million and the cancellation of warrants to purchase 3.8 million shares of SunPower class A common stock held by Cypress at an exercise price of $0.14 per share. The Company also reduced the net carrying value of the associated unamortized debt discount of $4.2 million, which was reflected in equity as part of this conversion of related-party debt into class A common stock. As a result, the net impact to equity for the issuance of common stock upon cancellation of the related-party debt was approximately $21.0 million. These shares were converted into class B common stock on September 30, 2005.

In November 2005, SunPower issued approximately 8.8 million shares of class A common stock in the Company's IPO at a price of $18.00 per share. In addition, the Company issued approximately 22.5 million shares of class B common stock to Cypress to convert Cypress' Series One and Series Two Redeemable Convertible Preferred Stock.

In June 2006, the Company completed a follow-on public offering of 7.0 million shares of its class A common stock at a price of $29.50 per share. In July 2007, the Company completed a follow-on public offering of 2.7 million shares of its class A common stock, at a discounted per share price of $64.50.

Common stock consisted of the following:

(In thousands, except share data)	December 30, 2007	December 31, 2006
Class A common stock, $0.001 par value; 217,500,000 shares authorized and 40,176,957* and 17,816,082** shares issued and outstanding at December 30, 2007 and December 31, 2006, respectively	$40	$18
Class B common stock, $0.001 par value; 157,500,000 shares authorized and 44,533,287 and 52,033,287 shares issued and outstanding as of December 30, 2007 and December 31, 2006, respectively	45	52
Total common stock	$85	$70

* Includes approximately 0.7 million shares of restricted stock and a total of 4.7 million shares of class A common stock lent to LBIE and CSI.

** Includes approximately 0.2 million shares of restricted stock.

As of December 30, 2007, the voting and dividend rights of the common stock were as follows:

Voting Rights — Common Stock

The class A common stock is entitled to one vote per share while the class B common stock is entitled to eight votes per share on all matters to be voted on by the Company's stockholders. The class B common stock is initially held by Cypress, is convertible at any time into class A common stock by its holder on a share for share basis, and so converts automatically when transferred by Cypress other than transfers to its subsidiaries or tax-free distributions to its stockholders or when Cypress, its successors in interest and subsidiaries collectively own less than 40% of the shares of all classes of Company common stock prior to effecting a tax-free distribution to Cypress stockholders.

Dividends — Common Stock

When and if declared by the board of directors, and subject to the preferences applicable to any preferred stock outstanding, the holders of class A and class B common stock are entitled to receive equal per share dividends. In the case of a dividend or distribution payable in the form of common stock, each holder of class A and class B is only entitled to receive the class of stock that they hold.

Other Transactions

In February 2003, in connection with the issuance of a $2.5 million promissory note to Cypress maturing in March 2008, the Company granted a warrant to Cypress to purchase approximately 0.2 million shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The fair value of the warrant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk-free rate of 3.95%; volatility of 85% and expected life of five years. The Company recorded the relative fair value of this warrant of $80,000 as a discount to debt. The fair value of the warrant was amortized to interest expense over the original term of the note (60 months) using the effective interest method. During the year ended January 1, 2006, $7,000 of the amount relating to the warrants was amortized to interest expense. The net unamortized discount of approximately $47,000 was reflected in equity as part of the conversion of this related-party debt into common stock in March 2005.

In May 2004, the Company signed an amended note purchase and line of credit agreement with Cypress, finalizing the terms of a $30.0 million loan from Cypress which required principal payments between June 2007 and May 2012. In November 2005 this facility was canceled. In connection with the issuance of this line of credit (originally signed in May 2002), the Company granted warrants to purchase approximately 2.1 million shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 2.63%; volatility of 81.15% and expected life of three years. The Company recorded the relative fair value of these warrants of $6.6 million as a discount to the debt. The relative fair value of the warrant was amortized to interest expense over the original term of the note using the effective interest method. During the year ended January 1, 2006, $1.2 million of the amount relating to the warrants was amortized to interest expense. The remaining $4.2 million of the unamortized discount was reflected in equity as part of the conversion of the related-party debt into common stock completed in July 2005.

From March 2004 through June 2005, Cypress loaned the Company $36.5 million for operations and equipment financing. These loans were demand loans bearing interest at 7%. In conjunction with the issuance of these loans, the Company granted warrants to Cypress to purchase 1.5 million shares of its common stock with an exercise price of $0.14 per share and a term of ten years. The relative fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 1.86% to 3.10%; volatility of 81.15% and expected life of three years. The Company recorded the fair value of these warrants of $4.4 million as a discount to debt. The fair value of the warrant was amortized to interest expense using the effective interest method. During the year ended January 1, 2006, $0.3 million of the amount relating to the warrants was amortized to interest expense. The remaining $3.5 million of the unamortized discount was reflected in equity as part of the conversion of this related-party debt into common stock in March 2005.

Note 17. *STOCK-BASED COMPENSATION AND OTHER EMPLOYEE BENEFIT PLANS*

Adoption of SFAS No. 123(R)

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the employee requisite service period. As permitted by SFAS No. 123(R), the Company

elected to use the modified prospective application transition method and has not restated its financial results for prior periods. Under this transition method, stock-based compensation expense for fiscal 2007 and 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The following table summarizes the consolidated stock-based compensation expense, by type of awards:

(In thousands)	Year Ended December 30, 2007	Year Ended December 31, 2006
Employee stock options	$17,819	$3,930
Non-employee stock options	—	304
Restricted stock	13,121	677
Shares released from re-vesting restrictions	20,638	—
Change in stock-based compensation capitalized in inventory	(366)	(47)
Total stock-based compensation expense	$51,212	$4,864

In connection with the acquisition of SP Systems (see Note 4), 1.1 million shares of the Company's class A common stock issued to employees of SP Systems, which were valued at $42.0 million, are subject to certain transfer restrictions and a repurchase option by the Company. As the re-vesting restrictions of these shares lapse over the two-year period beginning on the date of acquisition, the fair value of the shares is being expensed over a two-year period. Shares released from such re-vesting restrictions are included in stock-based compensation expense per the table above.

The following table summarizes the consolidated stock-based compensation expense by line items in the Consolidated Statements of Operations:

(In thousands)	Year Ended December 30, 2007	Year Ended December 31, 2006
Cost of systems revenue	$ 8,187	$ —
Cost of components revenue	4,213	846
Research and development	1,817	1,197
Sales, general and administrative	36,995	2,821
Total stock-based compensation expense before income taxes	51,212	4,864
Tax effect on stock-based compensation expense	—	—
Total stock-based compensation expense after income taxes	$51,212	$4,864

As stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Consolidated net cash proceeds from the issuance of shares under the Company's employee stock plans were $8.5 million, $3.9 million and $0.2 million for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006, respectively. No income tax benefit was realized from stock option exercises during fiscal 2007,

2006 and 2005. As required, the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

The following table summarizes the unrecognized stock-based compensation cost by type of awards:

(In thousands, except years)	As of December 30, 2007	Weighted-Average Amortization Period (in years)
Stock options	$ 23,922	1.3
Restricted stock	71,789	3.4
Shares subject to re-vesting restrictions	21,338	1.0
Total unrecognized stock-based compensation cost	$117,049	2.3

The Company recognizes its stock-based compensation cost on a straight-line recognition basis. Additionally, the Company issues new shares upon option exercises by employees.

Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS 123(R), the Company applied SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which allowed companies to apply the accounting rules under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. The following table illustrates the effect on net loss after tax and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

(In thousands, except per share data)	Year Ended January 1, 2006
Net loss — as reported	$(15,843)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,704)
Non-deductible stock option compensation expense	$(20,547)
Net loss per share:	
Basic and diluted — as reported	$ (0.68)
Basic and diluted — pro forma	$ (0.88)

Valuation Assumptions

The Company estimates the fair value of its stock-based awards using the Black-Scholes model. The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Assumptions used in the determination of fair value of share-based payment awards using the Black-Scholes model were as follows:

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
Expected term	6.5 years	6.5 years	4.0 years
Risk-free interest rate	4.58 - 4.68%	4.80 - 5.11%	3.63 - 4.36%
Volatility	90%	92%	92%
Dividend yield	0%	0%	0%

For Fiscal Year Ended January 1, 2006:

The Company estimated the expected term based on an assumed exercise of vested tranches at the earlier of one year after their vesting date or one year after an assumed public offering. Volatility was based on Cypress's volatility for all periods through the third quarter of fiscal 2005, and from the fourth quarter of fiscal 2005 onwards, on a publicly-traded U.S.-based direct competitor of the Company. The interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. Since the Company does not pay and does not expect to pay dividends, the expected dividend yield is zero.

For Fiscal Year Ended December 31, 2006 and December 30, 2007:

The Company utilizes the simplified method under the provisions of Staff Accounting Bulletin No. 107 ("SAB No. 107") for estimating expected term, instead of its historical exercise data. The Company elected not to base the expected term on historical data because of the significant difference in its status before and after the effective date of SFAS No. 123(R). The Company was a privately-held company until its IPO, and the only available liquidation event for option holders was Cypress's buyout of minority interests in November 2004. At all other times, optionees could not cash out on their vested options. From the time of the Company's IPO in November 2005 through May 2006 when lock-up restrictions expired, a majority of the optionees were unable to exercise vested options.

Because of the limited history of its stock price returns, the Company does not believe that its historical volatility would be representative of the expected volatility for its equity awards. Accordingly, the Company has chosen to use the historical volatility rates for a publicly-traded U.S.-based direct competitor as the basis for calculating the volatility for its granted options.

The interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Since the Company does not pay and does not expect to pay dividends, the expected dividend yield is zero.

Equity Incentive Programs

Stock Option Plans:

The Company has three stock option plans: the 1996 Stock Plan ("1996 Plan"), the Amended and Restated 2005 Stock Incentive Plan ("2005 Plan") and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan ("PowerLight Plan"). The PowerLight Plan was assumed by the Company by way of the acquisition of PowerLight, or SP Systems, on January 10, 2007. Under the terms of all three plans, the Company may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by the Company's board of directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The

PowerLight Plan was adopted by SP Systems' board of directors in October 2000. In May 2007 and May 2006, the Company's stockholders approved increases of 925,000 shares and 250,000 shares, respectively, in the number of shares available for grant under the 2005 Plan. As of December 30, 2007, approximately 281,000 shares were available for grant under the 2005 Plan. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by the Company's board of directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting.

The following table summarizes the Company's stock option activities:

	Shares (In thousands)	Weighted-Average Exercise Price per Share
Options outstanding as of January 2, 2005	4,285	$ 2.30
Granted	2,581	4.98
Exercised	(217)	0.82
Forfeited	(77)	1.91
Outstanding as of January 1, 2006	6,572	3.41
Granted	44	39.05
Exercised	(1,529)	2.54
Forfeited	(107)	4.14
Outstanding as of December 31, 2006	4,980	3.97
Options exchanged/assumed in connection with SP Systems acquisition	1,602	5.54
Granted	18	56.20
Exercised	(2,817)	3.01
Forfeited	(82)	13.36
Outstanding as of December 30, 2007	3,701	5.44
Exercisable as of December 30, 2007	1,247	3.76

The Company's weighted average grant date fair value of options granted in fiscal 2007, 2006 and 2005 were $44.09, $31.02 and $2.96, respectively. For the year ended December 30, 2007, the intrinsic value of options exercised and the total fair value of options vested were $168.4 million and $7.2 million, respectively. For the year ended December 31, 2006, the intrinsic value of options exercised and the total fair value of options vested were $47.7 million and $3.8 million, respectively.

In December 2005, the Company granted 15,000 shares of restricted stock to one employee. The following table summarizes the Company's non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units	
	Shares (In thousands)	Weighted-Average Exercise Price per Share	Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Outstanding as of January 1, 2006	4,789	$ 3.82	15	$30.04
Granted	44	39.05	230	35.43
Forfeited	(1,692)	3.56	(16)	30.92
Outstanding as of December 31, 2006	3,141	4.45	229	35.40
Granted	1,620	6.10	1,141	71.64
Vested	(2,225)	3.28	(105)	43.18
Forfeited	(82)	12.94	(91)	51.00
Outstanding as of December 30, 2007	2,454	6.29	1,174	68.74

Information regarding the Company's outstanding stock options as of December 30, 2007 was as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Shares (In thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value (In thousands)	Shares (In thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value (In thousands)
$ 0.04 - 0.75	649	4.06	$ 0.30	$ 84,845	256	4.95	$ 0.50	$ 33,445
0.88 - 2.66	247	6.93	2.08	31,905	58	6.71	2.00	7,478
3.30 - 4.95	2,093	6.85	3.32	267,301	821	6.86	3.31	104,859
7.00 - 16.20	359	7.66	8.43	43,980	79	7.67	8.59	9,710
17.00 - 56.20	353	8.55	26.71	36,905	33	8.45	31.79	3,256
	3,701	6.56	5.44	$464,936	1,247	6.53	3.76	$158,748

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $131.05 at December 30, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 30, 2007, stock options vested and expected to vest totaled approximately 3.6 million shares, with weighted-average remaining contractual life of 6.6 years and weighted-average exercise price of $5.40 per share and an aggregate intrinsic value of approximately $447.9 million. The total number of in-the-money options exercisable was 1.2 million shares as of December 30, 2007.

Options Issued to Non-Employees:

For the years ended December 30, 2007 and December 31, 2006, there were no options issued to non-employees. For the year ended January 1, 2006, the Company granted options to consultants to purchase 23,000 shares of class A common stock with a weighted average exercise price of $9.26 per share. The fair value of options granted to consultants was estimated using the Black-Scholes model resulting in stock-based compensation expense of $1.6 million for the fiscal year ended January 1, 2006.

Stock Unit Plan:

In September 2005, the Company adopted the 2005 Stock Unit Plan in which all of the Company's employees except its executive officers and directors are eligible to participate, although the Company currently intends to limit participation to its non-U.S. employees who are not senior managers. Under the 2005 Stock Unit Plan, the Company's board of directors awards participants the right to receive cash payments from the Company in an amount equal to the appreciation in the Company's common stock between the award date and the date the employee redeems the award. The right to redeem the award typically vests in the same manner as options vest under the 2005 Stock Unit Plan. In July 2006, the board of directors amended the terms of the plan to increase the maximum number of stock units that may be subject to stock unit awards granted under the 2005 Stock Unit Plan from 100,000 to 300,000 stock units. As of December 30, 2007, the Company has granted approximately 236,000 units to 2,200 employees in the Philippines at an average unit price of $39.80. During the years ended December 30, 2007, December 31, 2006 and January 1, 2006, the Company recognized $2.4 million, $0.6 million and $5,000, respectively, of total compensation expense associated with the 2005 Stock Unit Plan.

Other Employee Benefit Plans:

The Company has a statutory pension plan covering its employees in the Philippines. Consistent with the requirements of local law, the Company accrues for the unfunded portion of the obligation and plans to appoint a third-party trustee of the retirement funds by the end of fiscal 2008. The assumptions used in calculating the obligation for this pension plan depends on Philippine Accounting Standards No. 19. The outstanding liability of this pension plan was $0.6 million and $0.1 million at December 30, 2007 and December 31, 2006, respectively.

All of the Company's eligible employees participate in Cypress' health plans, life insurance and other benefit plans (other than the stock plans and stock purchase plans), as they may change from time to time, until the earliest of (1) a change of control of the Company occurs, which includes such time as Cypress ceases to own at least a majority of the aggregate number of shares of all classes of the Company's common stock then outstanding, (2) such time as the Company's status as a participating company under the Cypress plans is not permitted by a Cypress plan or by applicable law, (3) such time as Cypress determines in its reasonable judgment that the Company's status as a participating company under the Cypress plans has or will adversely affect Cypress, or its employees, directors, officers, agents, affiliates or its representatives, or (4) such earlier date as the Company and Cypress mutually agree.

Note 18. *SEGMENT AND GEOGRAPHICAL INFORMATION*

Prior to fiscal year 2007, the Company operated in one business segment comprising the design, manufacture and sale of solar electric power products based on its proprietary processes and technologies. Following the acquisition of SP Systems, the Company operated in two business segments: systems and components. The systems segment generally represents sales directly to systems owners of engineering, procurement, construction and other services relating to solar electric power systems that integrate the Company's solar panels and balance of systems components, as well as materials sourced from other manufacturers. The components segment primarily represents sales of the Company's solar cells, solar panels and inverters to solar systems installers and other resellers. The Chief Operating Decision Maker ("CODM"), as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is the Company's Chief Executive Officer. The CODM assesses the performance of both operating segments using information about its revenue and gross margin.

The following tables present revenue by geography and segment, gross margin by segment, revenue by significant customer and property, plant and equipment information based on geographic region. Revenue is based on the destination of the shipments. Property, plant and equipment are based on the physical location of the assets:

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
Revenue by geography:			
United States	45%	32%	30%
Europe:			
Spain	29%	—%	—%
Germany	10%	49%	61%
Other	11%	9%	6%
Rest of world	5%	10%	3%
	100%	100%	100%
Revenue by segment:			
Systems	60%	—%	—%
Components	40%	100%	100%
	100%	100%	100%
Gross margin by segment:			
Systems	17%	—%	—%
Components	23%	21%	6%

Significant Customers:

		Year Ended		
		December 30, 2007	December 31, 2006	January 1, 2006
	Business Segment			
SolarPack	Systems	18%	—%	—%
MMA Renewable Ventures	Systems	16%	—%	—%
Conergy AG	Components	*	25%	45%
Solon AG	Components	*	24%	16%
SP Systems**	Components	n.a.	16%	*
General Electric Company***	Components	*	*	10%

* denotes less than 10% during the period

** acquired by us on January 10, 2007

*** includes its subcontracting partner, Plexus Corporation

(In thousands)	December 30, 2007	December 31, 2006
Property, plant and equipment by geography:		
United States	$ 18,026	$ 8,051
Philippines	359,968	192,335
China	—	2,042
	$377,994	$202,428

Note 19. *RELATED-PARTY TRANSACTIONS*

In fiscal 2007, the Company conducted related-party transactions with Woongjin Energy, a joint venture with whom the Company entered into, to manufacture monocrystalline silicon ingots. For the year ended December 30, 2007, the Company recognized $5.8 million in components revenue related to the sale of solar modules to Woongjin Energy, of which $3.2 million remained due and receivable as of December 30, 2007.

Note 20. *SUBSEQUENT EVENTS*

Acquisition of Solar Solutions

On January 8, 2008, the Company completed the acquisition of Solar Solutions, a solar systems integration and product distribution company based in Faenza, Italy. Solar Solutions is a 14-person division of Combigas S.r.l., a petroleum products trading firm. Active since 2002, Solar Solutions distributes components such as solar panels and inverters, and offers turnkey solar power systems and standard system kits via a network of dealers throughout Italy. Prior to the acquisition, Solar Solutions had been a customer of the Company since fiscal 2006. As a result of the acquisition, Solar Solutions became a wholly-owned subsidiary of the Company. In January 2008, the Company changed Solar Solutions' name to SunPower Italia.

Polysilicon Supply Agreement and Option Agreement with NorSun AS

On January 10, 2008, the Company entered into a long-term polysilicon supply agreement (the "First Polysilicon Agreement") with NorSun AS ("NorSun"). The First Polysilicon Agreement provides the general terms and conditions pursuant to which NorSun is to sell and the Company is to purchase specified annual quantities of polysilicon at specified prices from 2010 through 2019. The First Polysilicon Agreement provides that NorSun's obligation to sell polysilicon is conditioned upon receipt of polysilicon from NorSun's joint venture with Swicorp Joussour Company and Chemical Development Company for the construction of a new polysilicon manufacturing facility in Saudi Arabia. NorSun will initially hold a fifty percent equity interest in the joint venture.

On January 10, 2008, the Company and the anticipated shareholders of the joint venture also agreed upon the terms and conditions of an additional long-term polysilicon supply agreement (the "Second Polysilicon Agreement" and, together with the First Polysilicon Agreement, the "Supply Agreements") between the Company and the joint venture, which is in the process of formation. The Second Polysilicon Agreement provides the general terms and conditions pursuant to which the joint venture is to sell and the Company is to purchase specified annual quantities of polysilicon at specified prices from 2010 through 2019. The Second Polysilicon Agreement provides that the joint venture's obligation to sell polysilicon is conditioned upon the new polysilicon manufacturing facility achieving commercial operation.

If applicable conditions under the Supply Agreements are satisfied, the aggregate quantity of polysilicon to be purchased by the Company from 2010 through 2019 is expected to satisfy production requirements for up to approximately 2,500 megawatts of solar cell manufacturing based on the Company's expected polysilicon utilization during such period.

In connection with the Supply Agreements, on January 10, 2008, NorSun and the Company entered into an Option Agreement (the "Option Agreement")which provides the general terms and conditions pursuant to which the Company will deliver cash advance payments to NorSun for the purchase of polysilicon under the First Polysilicon Agreement, which NorSun will use to fund its portion of the equity investment in the joint venture. The Company shall provide a letter of credit or deposit funds in an escrow account to secure NorSun's right to such advance payments. Under the terms of the Option Agreement, the Company may exercise a call option and apply the advance payments to purchase fifty percent, subject to certain adjustments, of NorSun's equity interest in the joint venture. The Company may exercise its option at any time until six months following the commercial operation of the Saudi Arabian polysilicon manufacturing facility. The Option Agreement also provides NorSun an option to put fifty percent, subject to certain adjustments, of its equity interest in the joint venture to the Company.

NorSun's option is exercisable commencing July 1, 2009 through six months following commercial operation of the polysilicon manufacturing facility. NorSun will grant a security interest in its equity interest in the joint venture subject to the put-call option to secure its obligations under the Option Agreement. If either the call option or the put option is exercised, (i) the parties will credit any advance payments for polysilicon against the option's exercise price, (ii) the First Polysilicon Agreement will terminate, and (iii) the Company will assume NorSun's rights and obligations under a long-term polysilicon supply agreement between NorSun and the joint venture pursuant to which the joint venture will sell and the Company will purchase specified annual quantities of polysilicon at specified prices from 2010 through 2019, representing the same quantities and prices under, and on terms and conditions substantially similar to, the First Polysilicon Agreement.

Escrow from the Acquisition of SP Systems

Of the consideration issued for the acquisition of SP Systems, approximately $23.7 million in cash and approximately 0.7 million shares, with a total aggregate value of $118.1 million as of December 30, 2007, were held in escrow as security for the indemnification obligations of certain former SP Systems shareholders and would be released over a period of five years from the acquisition date of January 10, 2007, ending on January 10, 2012. Following the first anniversary of the closing date, the Company authorized the release of approximately one-half of the original escrow amount leaving approximately $11.8 million in cash and approximately 0.4 million shares of the Company's class A common stock in escrow. The Company's rights to recover damages under several provisions of the acquisition agreement also expired on January 10, 2008. As a result, the Company is now entitled to recover only limited types of losses, and its recovery will be limited to the amount available in the escrow fund at the time of a claim.

Additional Capital Investment in Joint Ventures

On January 18, 2008, the Company and Woongjin Holdings provided Woongjin Energy with additional funding through capital investments in which the Company invested an additional $5.4 million in the joint venture. As of January 18, 2008, the Company's equity investment increased from 19.9% to 27.4%. In addition, on or after January 18, 2008, if the Company elects to convert the $3.3 million convertible note, its equity ownership in the joint venture would increase an additional 12.6%.

On January 18, 2008, the Company invested an additional $0.2 million in First Philec Solar, increasing its equity investment from 16.9% to 20.0% (see Note 11).

Waiver Agreement with Wells Fargo

On January 18, 2008, the Company entered into an agreement with Wells Fargo to amend the existing credit agreement. Under the amended credit agreement, Wells Fargo waived compliance requirements with certain restrictive covenants, including the prohibition against the Company providing corporate guaranties supporting contracts between its subsidiaries and third parties. In exchange for waiving compliance with such restrictive covenants, the Company agreed to maintain a balance of funds in a deposit account with Wells Fargo, in an amount no less than the aggregate outstanding indebtedness owed by the Company to Wells Fargo under both the line of credit, including its letter of credit subfeature, and the letter of credit line, as collateral securing such outstanding indebtedness (see Note 14).

Polysilicon Supply Agreement with Jupiter Corporation Ltd.

On February 8, 2008, the Company entered into a polysilicon supply agreement with Jupiter Corporation Ltd. ("Jupiter"). The agreement provides the general terms and conditions pursuant to which the Company will purchase fixed annual quantities of polysilicon at specified prices from 2010 through 2016. The Company expects to supply the polysilicon to third parties that will manufacture ingots or using such polysilicon for the Company. The aggregate quantity of polysilicon to be purchased over the term of the agreement is expected to support more than 3

gigawatts of solar cell manufacturing production based on the Company's expected silicon utilization during such period. The Company's future purchase commitments under the agreement represent a material financial obligation of the Company.

Auction Rate Securities Failed to Trade

As of December 30, 2007, the Company held ten auction rate securities totaling $50.8 million. These auction rate securities were student loans that are typically over collateralized by pools of loans originated under the FFELP and are guaranteed by the U.S. Department of Education, and insured. In addition, all auction rate securities held are rated by one or more of the NRSROs as triple-A. In February 2008, the auction rate securities market experienced a significant increase in the number of failed auctions, which occurs when sell orders exceed buy orders resulting from lack of liquidity and does not necessarily signify a default by the issuer. As of February 29, 2008, four of these auction rate securities totaling $24.1 million failed to clear at auctions, four of these securities totaling $21.7 million cleared at auctions, and one of these securities totaling $5.0 million continued to be held. For failed auctions, the Company continues to earn interest on these investments at the maximum contractual rate as the issuer is obligated under contractual terms to pay penalty rates should auctions fail. Historically, failed auctions have rarely occurred, however, such failures could continue to occur in the future. In the event the Company needs to access these funds, the Company will not be able to do so until a future auction is successful, the issuer redeems the securities, a buyer is found outside of the auction process or the securities mature. Accordingly, auction rate securities that were not sold subsequent to December 30, 2007 totaling $29.1 million are classified as long-term investments on the Consolidated Balance Sheets, consistent with the stated contractual maturities of the securities. The "stated" or "contractual" maturities for these securities generally are between 20 to 30 years. The Company has concluded that no other-than-temporary impairment losses occurred in the year ended December 30, 2007 because all holdings had successful auctions in January 2008.

In January 2008, the Company purchased two additional auction rate securities totaling $10.0 million that failed to clear at auction in February 2008. If the issuers of these auction rate securities are unable to successfully close future auctions or do not redeem the securities, the Company may be required to adjust the carrying value of the securities and record an impairment charge in the first quarter of fiscal 2008. If the Company determines that the fair value of these auction rate securities is temporarily impaired, the Company would record a temporary impairment within Consolidated Statements of Comprehensive Income (Loss), a component of stockholders' equity, in the first quarter of 2008. If it is determined that the fair value of these securities is other-than-temporarily impaired, the Company would record a loss in its Consolidated Statements of Operations in the first quarter of 2008, which could be material (see Note 8).

Amended Agreement with Wells Fargo

On February 13, 2008, the Company entered into an amendment to the credit agreement with Wells Fargo, increasing the unsecured letter of credit subfeature from $40.0 million to $50.0 million. Under the new credit agreement, the Company may request that Wells Fargo issue up to $50.0 million in letters of credit under the unsecured letter of credit subfeature through July 31, 2008. In terms with the waiver agreement entered into with Wells Fargo on January 18, 2008, the Company agreed to maintain a balance of funds in a deposit account with Wells Fargo, in an amount no less than the aggregate outstanding indebtedness owed by the Company to Wells Fargo under the letter of credit subfeature, as collateral securing such outstanding indebtedness (see Note 14).

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

Revision of Statement of Cash Flow Presentation Related to Purchases of Property, Plant and Equipment

As discussed in Note 1 to the consolidated financial statements, the Company has corrected its Consolidated Statements of Cash Flows for 2006 and 2005 to exclude the impact of purchases of property, plant and equipment that remain unpaid and as such are included in "accounts payable and other accrued liabilities" at the end of the reporting period. Historically, changes in "accounts payable and other accrued liabilities" related to such purchases were included in cash flows from operations, while the investing activity caption "Purchase of property, plant and equipment" included these purchases. As these unfunded purchases do not reflect cash transactions, the Company is revising its cash flow presentations to exclude them. These corrections had no impact on previously reported results of operations, working capital or stockholders' equity of the Company. The impact of the correction of this error on the previously reported statements of cash flows included in the Company's Quarterly Reports on Form 10-Q filed during 2006 and 2007 is included below. The Company concluded that these corrections were not material to any of its previously reported consolidated financial statements, based on SEC Staff Accounting Bulletin: No. 99-Materiality.

(In thousands)	Three Months Ended	Six Months Ended	Nine Months Ended
	April 2, 2006	July 2, 2006	October 1, 2006
Cash flows from operations as reported	$ (6,630)	$ (2,033)	$ 4,615
Cash flows from operations as corrected	(10,564)	(4,014)	3,166
Cash flows from investing activities as reported	(20,254)	(63,284)	(94,424)
Cash flows from investing activities as corrected	(16,320)	(61,303)	(92,975)
	April 1, 2007	July 1, 2007	September 30, 2007
Cash flows from operations as reported	$ (9,766)	$ (4,644)	$ (18,557)
Cash flows from operations as corrected	(5,059)	(903)	(26,447)
Cash flows from investing activities as reported	(138,774)	(206,837)	(327,691)
Cash flows from investing activities as corrected	(143,481)	(210,578)	(319,801)

Consolidated Statements of Operations

(In thousands, except per share data)	Three Months Ended December 30(a)	September 30	July 1(b)	April 1(c)
Fiscal 2007:				
Revenue	$224,343	$234,334	$173,766	$142,347
Gross margin	47,182	38,405	29,792	32,425
Net income (loss)	4,876	8,431	(5,345)	1,240
Net income (loss) per share, basic	0.06	0.11	(0.07)	0.02
Net income (loss) per share, diluted	0.06	0.10	(0.07)	0.02
	December 31	October 1	July 2	April 2
Fiscal 2006:				
Revenue	$74,509	$65,348	$54,695	$41,958
Gross margin	18,145	15,184	11,447	5,692
Net income	11,309	9,568	5,384	255
Net income per share, basic	0.16	0.14	0.08	0.00
Net income per share, diluted	0.15	0.13	0.08	0.00

(a) Included a charge of $8.3 million for the write-off of unamortized debt issuance costs as a result of the market price conversion trigger on our senior convertible debentures being met.

(b) Included a charge of $14.1 million for the impairment of acquisition-related intangibles.

(c) Included a charge of $9.6 million for purchased in-process research and development.

ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

None.

ITEM 9A: *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 30, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* Based on our assessment using those criteria, our management (including our Chief Executive Officer and Chief Financial Officer) concluded that our internal control over financial reporting was effective as of December 30, 2007.

The effectiveness of our internal control over financial reporting as of December 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 90 of this Annual Report on Form 10-K.

The Company's evaluation of the effectiveness of its internal control over financial reporting as of December 30, 2007 excluded the internal controls of SunPower Corporation, Systems, or SP Systems, formerly known as PowerLight Corporation, because SP Systems was acquired by the Company in a purchase business combination during fiscal 2007. SP Systems is a wholly-owned subsidiary whose total assets and total revenues represent 35% and 60%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2007.

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: *OTHER INFORMATION*

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10: *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this Item concerning our directors is incorporated by reference from the information set forth in the section entitled "Proposal One — Election of Directors" in our Proxy Statement.

The information required by this Item concerning our executive officers is incorporated by reference to the information set forth in the section entitled "Security Ownership of Management and Certain Beneficial Owners — Executive Officers of the Registrant" in our Proxy Statement.

The information required by this Item concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information set forth in the section entitled "Other Disclosures — Section 16(a) Beneficial Ownership Reporting Compliance in our Proxy Statement.

We have adopted a code of ethics, entitled Code of Business Conduct and Ethics, that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. We have made it available, free of charge, on our website at www.sunpowercorp.com, and if we amend it or grant any waiver under it that applies to our principal executive officer, principal financial officer, or principal accounting officer, we will promptly post that amendment or waiver on our website as well.

The information required by this Item concerning our audit committee and audit committee financial expert is incorporated by reference from the information set forth in the section entitled "Corporate Governance — Committee Membership — Audit Committee" in our Proxy Statement.

ITEM 11: *EXECUTIVE COMPENSATION*

The information required by this Item concerning executive compensation is incorporated by reference from the information set forth in the sections entitled "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Report" and "Other Disclosures — Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item concerning compensation of directors is incorporated by reference from the information set forth in the section entitled "Director Compensation" in our Proxy Statement.

ITEM 12: *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item concerning equity compensation plan information is incorporated by reference from the information set forth in the section titled "Equity Compensation Plan Information" in our Proxy Statement.

The information required by this Item regarding security ownership of certain beneficial owners, directors and executive officers is incorporated by reference from the information set forth in the section entitled "Security Ownership of Management and Certain Beneficial Owners" in our Proxy Statement.

ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding director independence and transactions with related persons is incorporated by reference from the information set forth in the sections entitled "Corporate Governance — Board Structure," "Committee Membership" and "Other Disclosures" in our Proxy Statement.

ITEM 14: *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated by reference from the information set forth in the sections entitled "Report of the Audit Committee of the Board of Directors" and "Proposal Two — Ratification of the Selection of Independent Registered Public Accountants" in our Proxy Statement.

PART IV

ITEM 15: *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements:*

2. *Financial Statement Schedule:*

All other financial statement schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or Notes to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits:*

See (b) below.

(b) Exhibits:

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated November 15, 2006, by and among SunPower Corporation, Pluto Acquisition Company LLC, PowerLight Corporation and Thomas L. Dinwoodie (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 22, 2006).
2.2	First Amendment to Agreement and Plan of Merger, dated December 21, 2006, by and between SunPower Corporation and PowerLight Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006).
3.1	Form of Restated Certificate of Incorporation of SunPower Corporation (incorporated by reference to Exhibit 3.(i)2 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 11, 2005).
3.2	Form of By-laws of SunPower Corporation (incorporated by reference to Exhibit 3.(ii)2 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
4.2	Indenture, dated February 7, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007).
4.3	First Supplemental Indenture, dated February 7, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007).
4.4	Form of Second Supplemental Indenture, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
4.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006).
10.1	Share Lending Agreement, dated July 25, 2007, by and among SunPower Corporation, Credit Suisse International and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
10.2	Amended and Restated Share Lending Agreement, dated July 25, 2007, by and among SunPower Corporation, Lehman Brothers International (Europe) Limited and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.2 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
10.3	SunPower Corporation 1996 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.4	SunPower Corporation 2005 Stock Unit Plan (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).
10.5	Amended and Restated SunPower Corporation 2005 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 7, 2007).
10.6	PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).

Exhibit Number	Description
10.7	Form of PowerLight Corporation Incentive/Non-Qualified Stock Option, Market Standoff and Stock Restriction Agreement (Employees) (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.8	Form of PowerLight Corporation Non-Qualified Stock Option, Market Standoff and Stock Restriction Agreement (Directors and Consultants) (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.9	Form of Non-Qualified Stock Option Agreement, by and between PowerLight Corporation and Gary Wayne (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.10	Form of Non-Qualified Stock Option Agreement, by and between PowerLight Corporation and Dan Shugar (incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.11	Form of Equity Restriction Agreement, by and between SunPower Corporation and each of Messrs. Dinwoodie, Wenger, Ledesma and Shugar (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.12	Form of Indemnification Agreement, by and between SunPower Corporation and its officers and directors (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.13	Offer Letter, dated May 22, 2003, by and between SunPower Corporation and Thomas Werner (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.14	Offer Letter, dated January 14, 2005, by and between SunPower Corporation and PM Pai (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.15	Offer Letter, dated April 1, 2005, by and between SunPower Corporation and Emmanuel Hernandez (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.16	SunPower Corporation 2006 Key Employee Bonus Plan (KEBP) (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2006).
10.17	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Thomas L. Dinwoodie and PowerLight Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.18	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Howard J. Wenger and PowerLight Corporation (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.19	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Bruce R. Ledesma and PowerLight Corporation (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.20	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Dan S. Shugar and PowerLight Corporation.
10.21	Industrial Lease, dated May 12, 1999, between Temescal, L.P., Contra Costa Industrial Park, Ltd. and PowerLight Corporation (as amended on November 6, 2000 and January 22, 2004) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).

Exhibit Number	Description
10.22	Standard Industrial / Commercial Multi-Tenant Lease, dated December 15, 2006, by and between PowerLight Corporation and FPOC, LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.23	First Amendment to Lease, dated May 24, 2007, by and between PowerLight Corporation and FPOC, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2007).
10.24	Second Amendment to Lease, dated December 18, 2007, by and between SunPower Corporation, Systems and FPOC, LLC.
10.25	PV Risk Reduction Agreement, dated December 18, 2007, by and between SunPower Corporation, Systems and FPOC, LLC.
10.26†	Credit Agreement, dated July 13, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.27	First Amendment to Credit Agreement, dated August 20, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.28	Second Amendment to Credit Agreement, dated August 31, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.29†	Security Agreement, dated July 13, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.30	Continuing Guaranty, dated July 13, 2007, by and between SunPower North America, Inc., SunPower Corporation, Systems and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.31†	Original Equipment Manufacturer Production of Photovoltaic Modules Agreement, dated December 6, 2006, by and between PowerLight Corporation and aleo solar AG (as amended on March 21, 2007) (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.32†	Supply Agreement, dated June 30, 2006, by and between SunPower Philippines Manufacturing, Ltd. and DC Chemical Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2006).
10.33†	Photovoltaic Module Master Supply Agreement, dated November 3, 2005, by and among PowerLight Corporation, PowerLight Systems AG and Evergreen Solar, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.34†	Amendment One to Photovoltaic Module Master Supply Agreement, dated June 29, 2006, by and among PowerLight Corporation, PowerLight Systems AG and Evergreen Solar, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.35†	Wafering Supply and Sales Agreement, dated October 1, 2007, by and between SunPower Philippines Manufacturing Ltd. and First Philec Solar Corp. (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.36†	Long-Term Supply Agreement II, dated July 16, 2007, by and between SunPower Corporation and Hemlock Semiconductor Corporation (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report filed with the Securities and Exchange Commission on November 9, 2007).

Exhibit Number	Description
10.37†	Ingot/Wafer Agreement, dated December 3, 2007, by and between SunPower Corporation and Jiawei SolarChina Co., LTD.
10.38†	Terms and Conditions, dated January 1, 2006, by and between SunPower Philippines Manufacturing Ltd. and M.Setek Company Ltd. (incorporated by reference to Exhibit 10.35 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2006).
10.39†	Long-Term Ingot and Wafer Supply Agreement, dated August 9, 2007, by and between SunPower Corporation and NorSun AS (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.40†	Master Supply Contract for Solar Cells, dated May 18, 2006, by and between PowerLight Corporation and Q-Cells Aktiengesellschaft (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.41†	Supply Agreement, dated August 21, 2005, by and between SunPower Corporation and Wacker-Chemie GmbH (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.42†	Supply Agreement, dated August 3, 2006, by and between SunPower Corporation and Wacker Chemie AG (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006).
10.43†	Ingot Supply Agreement, dated December 22, 2006, by and between SunPower Corporation and Woongjin Energy Co., Ltd. (incorporated by reference to Exhibit 10.62 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007).
10.44†	Engineering, Procurement and Construction Agreement, dated as of March 26, 2007, by and among PowerLight Systems S.A., Agrupacion Solar Llerena-Badajoz 1, A.I.E. and Solarpack Corporacion Tecnologica, S.L. (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.45†	Supply Agreement, dated April 17, 2004, by and between SunPower Corporation and Conergy AG, and Appendixes thereto (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
10.46†	Amendment to Supply Agreement, dated December 22, 2005, by and between SunPower Corporation and Conergy AG (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2006).
10.47†	Amendment to Supply Agreement, dated June 21, 2007, by and between SunPower Corporation and Conergy AG (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2007).
10.48†	Long-Term Polysilicon Supply Agreement, dated August 9, 2007, by and between SunPower Corporation and NorSun AS (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.49†	Turnkey Construction Contract for the Construction of a Solar Park, dated December 28, 2007, by and between SunPower Energy Systems Spain, S.L. and Solargen Proyectos e Instalaciones Solares, S.L.
10.50†	Amended and Restated Supply Agreement, dated November 10, 2005, by and among SunPower Corporation, SunPower Technology Limited and Solon AG fur Solartechnik (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
10.51†	Turnkey Construction Contract for the Construction of a Solar Park, dated October 10, 2007, by and between SunPower Energy System Spain S.L. and Sedwick Corporate, S.L.
10.52†	Polysilicon Supply Agreement, dated December 22, 2006, by and between SunPower Corporation Manufacturing, Ltd. and Woongjin Energy Co., Ltd. (incorporated by reference to Exhibit 10.61 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007).
10.53†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Almuradiel Solar, S.L.

Exhibit Number	Description
10.54†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Moralas Renovables, S.L.
10.55†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Naturener Solar Tinajeros, S.L.
10.56	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 21, 2007, by and among SunPower Energy Systems Spain, S.L., Almuradiel Solar, S.L., Moralas Renovables, S.L. and Naturener Solar Tinajeros, S.L.
10.57†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Almuradiel Solar, S.L.
10.58†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Moralas Renovables, S.L.
10.59†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Naturener Solar Tinajeros, S.L.
10.60	Master Separation Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.61	Indemnification and Insurance Matters Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.62	Investor Rights Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.63	Employee Matters Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.64	Tax Sharing Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.65	Master Transition Services Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.66	Wafer Manufacturing Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.67	Contract of Lease, dated October 6, 2005, by and between SunPower Philippines Manufacturing Ltd. — Philippines Branch and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.68	Services Agreement, dated January 1, 2005, by and between Cypress Semiconductor Philippines Headquarters Ltd. Regional Operating Headquarters and SunPower Philippines Manufacturing Ltd. (incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).
10.69	Asset Lease, dated October 28, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).

Exhibit Number	Description
10.70	Office Lease Agreement, dated May 15, 2006 between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.36 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2006).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (set forth on the signature page of this Report).
31.1	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
32.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A cross (†) indicates that confidential treatment has been requested for portions of the marked exhibits.

(c) Financial Statement Schedules:

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)	Balance at Beginning of Period	Charges (Releases) to Expenses/ Revenues	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 30, 2007	$ 557	$ 816	$ —	$ 1,373
Year ended December 31, 2006	317	272	(32)	557
Year ended January 1, 2006	59	258	—	317
Allowance for sales returns:				
Year ended December 30, 2007	$ 445	$2,172	$(2,249)	$ 368
Year ended December 31, 2006	110	808	(473)	445
Year ended January 1, 2006	—	101	—	110
Valuation allowance for deferred tax asset:				
Year ended December 30, 2007	$9,836	$4,088	$ —	$13,924
Year ended December 31, 2006	9,278	558	—	9,836
Year ended January 1, 2006	5,049	4,229	—	9,278

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SUNPOWER CORPORATION

By: /s/ EMMANUEL T. HERNANDEZ

Emmanuel T. Hernandez
Chief Financial Officer

Dated: March 3, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT: That the undersigned officers and directors of SunPower Corporation do hereby constitute and appoint Thomas H. Werner, Emmanuel T. Hernandez, and Bruce Ledesma, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable SunPower Corporation to comply with the Securities and Exchange Act of 1934, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Report. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Report or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS H. WERNER Thomas H. Werner	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2008
/s/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez	Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2008
/s/ T.J. RODGERS T.J. Rodgers	Chairman of the Board of Directors	March 3, 2008
/s/ W. STEVE ALBRECHT W. Steve Albrecht	Director	March 3, 2008
/s/ BETSY S. ATKINS Betsy S. Atkins	Director	March 3, 2008
/s/ PATRICK WOOD Patrick Wood	Director	March 3, 2008

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated November 15, 2006, by and among SunPower Corporation, Pluto Acquisition Company LLC, PowerLight Corporation and Thomas L. Dinwoodie (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 22, 2006).
2.2	First Amendment to Agreement and Plan of Merger, dated December 21, 2006, by and between SunPower Corporation and PowerLight Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006).
3.1	Form of Restated Certificate of Incorporation of SunPower Corporation (incorporated by reference to Exhibit 3.(i)2 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 11, 2005).
3.2	Form of By-laws of SunPower Corporation (incorporated by reference to Exhibit 3.(ii)2 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
4.2	Indenture, dated February 7, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007).
4.3	First Supplemental Indenture, dated February 7, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2007).
4.4	Form of Second Supplemental Indenture, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
4.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006).
10.1	Share Lending Agreement, dated July 25, 2007, by and among SunPower Corporation, Credit Suisse International and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
10.2	Amended and Restated Share Lending Agreement, dated July 25, 2007, by and among SunPower Corporation, Lehman Brothers International (Europe) Limited and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.2 of Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2007).
10.3	SunPower Corporation 1996 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.4	SunPower Corporation 2005 Stock Unit Plan (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).
10.5	Amended and Restated SunPower Corporation 2005 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 7, 2007).
10.6	PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).

Exhibit Number	Description
10.7	Form of PowerLight Corporation Incentive/Non-Qualified Stock Option, Market Standoff and Stock Restriction Agreement (Employees) (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.8	Form of PowerLight Corporation Non-Qualified Stock Option, Market Standoff and Stock Restriction Agreement (Directors and Consultants) (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.9	Form of Non-Qualified Stock Option Agreement, by and between PowerLight Corporation and Gary Wayne (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.10	Form of Non-Qualified Stock Option Agreement, by and between PowerLight Corporation and Dan Shugar (incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 25, 2007).
10.11	Form of Equity Restriction Agreement, by and between SunPower Corporation and each of Messrs. Dinwoodie, Wenger, Ledesma and Shugar (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.12	Form of Indemnification Agreement, by and between SunPower Corporation and its officers and directors (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.13	Offer Letter, dated May 22, 2003, by and between SunPower Corporation and Thomas Werner (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.14	Offer Letter, dated January 14, 2005, by and between SunPower Corporation and PM Pai (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.15	Offer Letter, dated April 1, 2005, by and between SunPower Corporation and Emmanuel Hernandez (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2005).
10.16	SunPower Corporation 2006 Key Employee Bonus Plan (KEBP) (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2006).
10.17	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Thomas L. Dinwoodie and PowerLight Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.18	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Howard J. Wenger and PowerLight Corporation (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.19	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Bruce R. Ledesma and PowerLight Corporation (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).
10.20	Amended and Restated Employment Agreement, effective as of January 11, 2007, by and between Dan S. Shugar and PowerLight Corporation.
10.21	Industrial Lease, dated May 12, 1999, between Temescal, L.P., Contra Costa Industrial Park, Ltd. and PowerLight Corporation (as amended on November 6, 2000 and January 22, 2004) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).

Exhibit Number	Description
10.22	Standard Industrial / Commercial Multi-Tenant Lease, dated December 15, 2006, by and between PowerLight Corporation and FPOC, LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.23	First Amendment to Lease, dated May 24, 2007, by and between PowerLight Corporation and FPOC, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2007).
10.24	Second Amendment to Lease, dated December 18, 2007, by and between SunPower Corporation, Systems and FPOC, LLC.
10.25	PV Risk Reduction Agreement, dated December 18, 2007, by and between SunPower Corporation, Systems and FPOC, LLC.
10.26†	Credit Agreement, dated July 13, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.27	First Amendment to Credit Agreement, dated August 20, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.28	Second Amendment to Credit Agreement, dated August 31, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.29†	Security Agreement, dated July 13, 2007, by and between SunPower Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.30	Continuing Guaranty, dated July 13, 2007, by and between SunPower North America, Inc., SunPower Corporation, Systems and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.31†	Original Equipment Manufacturer Production of Photovoltaic Modules Agreement, dated December 6, 2006, by and between PowerLight Corporation and aleo solar AG (as amended on March 21, 2007) (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.32†	Supply Agreement, dated June 30, 2006, by and between SunPower Philippines Manufacturing, Ltd. and DC Chemical Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2006).
10.33†	Photovoltaic Module Master Supply Agreement, dated November 3, 2005, by and among PowerLight Corporation, PowerLight Systems AG and Evergreen Solar, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.34†	Amendment One to Photovoltaic Module Master Supply Agreement, dated June 29, 2006, by and among PowerLight Corporation, PowerLight Systems AG and Evergreen Solar, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.35†	Wafering Supply and Sales Agreement, dated October 1, 2007, by and between SunPower Philippines Manufacturing Ltd. and First Philec Solar Corp. (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.36†	Long-Term Supply Agreement II, dated July 16, 2007, by and between SunPower Corporation and Hemlock Semiconductor Corporation (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report filed with the Securities and Exchange Commission on November 9, 2007).

Exhibit Number	Description
10.37†	Ingot/Wafer Agreement, dated December 3, 2007, by and between SunPower Corporation and Jiawei SolarChina Co., LTD.
10.38†	Terms and Conditions, dated January 1, 2006, by and between SunPower Philippines Manufacturing Ltd. and M.Setek Company Ltd. (incorporated by reference to Exhibit 10.35 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2006).
10.39†	Long-Term Ingot and Wafer Supply Agreement, dated August 9, 2007, by and between SunPower Corporation and NorSun AS (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.40†	Master Supply Contract for Solar Cells, dated May 18, 2006, by and between PowerLight Corporation and Q-Cells Aktiengesellschaft (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.41†	Supply Agreement, dated August 21, 2005, by and between SunPower Corporation and Wacker-Chemie GmbH (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.42†	Supply Agreement, dated August 3, 2006, by and between SunPower Corporation and Wacker Chemie AG (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006).
10.43†	Ingot Supply Agreement, dated December 22, 2006, by and between SunPower Corporation and Woongjin Energy Co., Ltd. (incorporated by reference to Exhibit 10.62 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007).
10.44†	Engineering, Procurement and Construction Agreement, dated as of March 26, 2007, by and among PowerLight Systems S.A., Agrupacion Solar Llerena-Badajoz 1, A.I.E. and Solarpack Corporacion Tecnologica, S.L. (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2007).
10.45†	Supply Agreement, dated April 17, 2004, by and between SunPower Corporation and Conergy AG, and Appendixes thereto (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
10.46†	Amendment to Supply Agreement, dated December 22, 2005, by and between SunPower Corporation and Conergy AG (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2006).
10.47†	Amendment to Supply Agreement, dated June 21, 2007, by and between SunPower Corporation and Conergy AG (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2007).
10.48†	Long-Term Polysilicon Supply Agreement, dated August 9, 2007, by and between SunPower Corporation and NorSun AS (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007).
10.49†	Turnkey Construction Contract for the Construction of a Solar Park, dated December 28, 2007, by and between SunPower Energy Systems Spain, S.L. and Solargen Proyectos e Instalaciones Solares, S.L.
10.50†	Amended and Restated Supply Agreement, dated November 10, 2005, by and among SunPower Corporation, SunPower Technology Limited and Solon AG fur Solartechnik (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 14, 2005).
10.51†	Turnkey Construction Contract for the Construction of a Solar Park, dated October 10, 2007, by and between SunPower Energy System Spain S.L. and Sedwick Corporate, S.L.
10.52†	Polysilicon Supply Agreement, dated December 22, 2006, by and between SunPower Corporation Manufacturing, Ltd. and Woongjin Energy Co., Ltd. (incorporated by reference to Exhibit 10.61 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007).
10.53†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Almuradiel Solar, S.L.

Exhibit Number	Description
10.54†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Moralas Renovables, S.L.
10.55†	Turnkey Construction Contract for the Construction of a Solar Park, dated November 6, 2007, by and between SunPower Energy Systems Spain, S.L. and Naturener Solar Tinajeros, S.L.
10.56	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 21, 2007, by and among SunPower Energy Systems Spain, S.L., Almuradiel Solar, S.L., Moralas Renovables, S.L. and Naturener Solar Tinajeros, S.L.
10.57†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Almuradiel Solar, S.L.
10.58†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Moralas Renovables, S.L.
10.59†	Amendment to Turnkey Construction Contract for the Construction of a Solar Park, dated November 29, 2007, by and between SunPower Energy Systems Spain, S.L. and Naturener Solar Tinajeros, S.L.
10.60	Master Separation Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.61	Indemnification and Insurance Matters Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.62	Investor Rights Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.63	Employee Matters Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.64	Tax Sharing Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.65	Master Transition Services Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.66	Wafer Manufacturing Agreement, dated October 6, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.67	Contract of Lease, dated October 6, 2005, by and between SunPower Philippines Manufacturing Ltd. — Philippines Branch and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 11, 2005).
10.68	Services Agreement, dated January 1, 2005, by and between Cypress Semiconductor Philippines Headquarters Ltd. Regional Operating Headquarters and SunPower Philippines Manufacturing Ltd. (incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).
10.69	Asset Lease, dated October 28, 2005, by and between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 31, 2005).

Exhibit Number	Description
10.70	Office Lease Agreement, dated May 15, 2006 between SunPower Corporation and Cypress Semiconductor Corporation (incorporated by reference to Exhibit 10.36 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2006).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (set forth on the signature page of this Report).
31.1	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
32.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A cross (†) indicates that confidential treatment has been requested for portions of the marked exhibits.

EXHIBIT 31.1

CERTIFICATIONS

1. I have reviewed this Annual Report on Form 10-K of SunPower Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS H. WERNER

Thomas H. Werner
Chief Executive Officer
(Principal Executive Officer)

Date: March 3, 2008

EXHIBIT 31.2

CERTIFICATIONS

1. I have reviewed this Annual Report on Form 10-K of SunPower Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ EMMANUEL T. HERNANDEZ

Emmanuel T. Hernandez
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 3, 2008

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SunPower Corporation (the "Company") on Form 10-K for the period ended December 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of Thomas H. Werner, Chief Executive Officer, and Emmanuel T. Hernandez, Chief Financial Officer, of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ THOMAS H. WERNER

Thomas H. Werner
Chief Executive Officer
(Principal Executive Officer)

/s/ EMMANUEL T. HERNANDEZ

Emmanuel T. Hernandez
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 3, 2008

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure statement.

SUNPOWER

NOTICE OF THE 2008 ANNUAL MEETING OF STOCKHOLDERS

TO ALL SUNPOWER STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of SunPower Corporation, a Delaware corporation, will be held on:

Date:	Thursday, May 8, 2008
Time:	Noon Pacific Time
Place:	198 Champion Court, San Jose, California 95134
Items of Business:	1. The election of five directors to serve on our board of directors (the "Board") for fiscal year 2008;
	2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008;
	3. The approval of the Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan that, if approved, would (a) increase the number of shares of class A common stock reserved for issuance under the stock plan by 1,700,000, (b) provide, beginning in 2009, for an automatic annual increase in the total number of shares of class A common stock reserved for issuance under the stock plan, (c) make certain changes to the permitted qualifying criteria for performance-based equity awards under the stock plan, (d) make certain changes to the compensation of directors under the stock plan, and (e) make certain other conforming technical amendments to the stock plan;
	4. The approval of the Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan; and
	5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. This Notice of Annual Meeting, the proxy statement and form of proxy are first being mailed to stockholders on or about March 25, 2008.

All stockholders are cordially invited to attend the Annual Meeting in person. Only stockholders of record at the close of business on March 12, 2008 (the "Record Date") are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Any registered stockholder in attendance at the Annual Meeting and entitled to vote may do so in person even if such stockholder returned a proxy.

San Jose, California
March 25, 2008

FOR THE BOARD OF DIRECTORS

Bruce R. Ledesma
Corporate Secretary

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, OR YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE DIRECTIONS ON THE PROXY CARD. ANY ONE OF THESE METHODS WILL ENSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. NO POSTAGE NEED BE AFFIXED TO THE PROXY CARD ENVELOPE IF MAILED IN THE UNITED STATES.

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TABLE OF CONTENTS

SUNPOWER CORPORATION
3939 North First Street
San Jose, California 95134

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The Board of Directors (the "Board") of SunPower Corporation, a Delaware corporation, is furnishing this proxy statement and proxy card to you in connection with its solicitation of proxies to be used at SunPower Corporation's Annual Meeting of Stockholders to be held on May 8, 2008 at noon Pacific Time at 198 Champion Court, San Jose, California, or at any adjournment(s), continuation(s) or postponement(s) of the meeting (the "Annual Meeting").

We use a number of abbreviations in this proxy statement. We refer to SunPower Corporation as "SunPower," "the Company," or "we," "us" or "our." The term "proxy solicitation materials" includes this proxy statement, the Notice of Annual Meeting, and the proxy card. References to "fiscal 2007" mean our 2007 fiscal year, which began on January 1, 2007 and ended on December 30, 2007.

Our principal executive offices are located at 3939 North First Street, San Jose, California 95134, and our telephone number is (408) 240-5500.

Important Notice Regarding the Availability of Proxy Materials

We have elected this year to take advantage of a new Securities and Exchange Commission (the "SEC") "Notice and Access" rule that allows us to make our proxy solicitation materials available to our stockholders over the Internet. Under this rule, on or about March 25, 2008, we started mailing to certain of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"). The Notice of Internet Availability contains instructions on how our stockholders can both access the proxy solicitation materials and our 2007 Annual Report online and vote online. By sending the Notice of Internet Availability instead of paper copies of the proxy materials, we expect to lower the costs and reduce the environmental impact of our Annual Meeting.

Our proxy solicitation materials and our 2007 Annual Report are available at www.proxyvote.com.

Stockholders receiving the Notice of Internet Availability may request a paper or electronic copy of our proxy solicitation materials by following the instructions set forth on the Notice of Internet Availability. Stockholders who did not receive the Notice of Internet Availability will continue to receive a paper or electronic copy of our proxy solicitation materials, which are first being mailed to stockholders and made public on or about March 25, 2008.

Record Date and Shares Outstanding

Stockholders who owned shares of our common stock, par value $0.001 per share, at the close of business on March 12, 2008, which we refer to as the Record Date, are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, we had 85,068,624 shares of common stock outstanding. Our shares of common stock are divided into class A and class B shares as summarized in the table below.

Classes of Common Stock	Number of Shares Outstanding	Ownership Percentage
Class A — Non-Affiliates	29,273,851	34.4%
Class A — Affiliates	11,261,486	13.2%
Class B(1)	44,533,287	52.4%
Total	85,068,624	100.0%

(1) As of the Record Date, Cypress Semiconductor Corporation, or Cypress, was the beneficial owner of 44,533,287 shares of our class B common stock. The amount of shares owned by Cypress represents 52.4% beneficial ownership and 89.8% voting rights regarding SunPower because our class B common stock is entitled to eight votes per share, while our class A common stock, which is held by all stockholders other than Cypress, is entitled to one vote per share.

Voting

Each holder of shares of class A common stock is entitled to one vote for each share of class A common stock held as of the Record Date, and the holder of shares of class B common stock is entitled to eight votes for each share of class B common stock held as of the Record Date. The class A common stock and class B common stock are voting as a single class on all matters described in this proxy statement. Cumulating votes is not permitted under our Bylaws.

Many of our stockholders hold their shares through a stockbroker, bank or other nominee, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those beneficially owned.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company N.A., you are considered, with respect to those shares, the stockholder of record and these proxy solicitation materials are being furnished to you directly by us.

Beneficial Owner

If your shares are held in a stock brokerage account, or by a bank or other nominee (also known as shares registered in "street name"), you are considered the beneficial owner of such shares held in street name, and these proxy solicitation materials are being furnished to you by your broker, bank or other nominee, who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not automatically vote your shares in person at the Annual Meeting.

How To Vote

If you hold shares directly as a stockholder of record, you can vote in one of the following three ways:

(1) Vote via the Internet at www.proxyvote.com. Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 7, 2008. Have your Notice of Internet Availability or proxy card in hand when you access the website and then follow the instructions.

(2) Vote by telephone at 1-800-690-6903. Use a touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 7, 2008. Have your Notice of Internet Availability or proxy card in hand when you call and then follow the instructions. Toll free in the U.S. and Canada.

(3) Vote by mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided with any paper copy of the proxy statement, or return the proxy card to SunPower Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold shares beneficially in street name, you may submit your voting instructions in the manner prescribed by your broker, bank or other nominee by following the instructions provided by your broker, bank or other nominee. Shares registered in street name may be voted in person by you only if you obtain a signed proxy from the broker, bank or other nominee who holds your shares, giving you the right to vote the shares. You may contact your broker, bank or other nominee to obtain a proxy card, bring it with you and vote your shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Quorum

A quorum, which is the holders of at least a majority of our stock issued and outstanding and entitled to vote as of the Record Date, is required to be present in person or by proxy at the Annual Meeting in order to hold the Annual Meeting and to conduct business. Your shares will be counted as being present at the Annual Meeting if you appear in person at the Annual Meeting (and are the stockholder of record for your shares), if you vote your shares by telephone or over the Internet, or if you submit a properly executed proxy card. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Votes against a particular proposal will also be counted both to determine the presence or absence of a quorum and to determine whether the requisite number of voting shares has been obtained.

All shares owned by you of record as of the close of business on the Record Date may be voted. You may cast one vote per share of class A common stock and eight votes per share of class B common stock with respect to each proposal.

Votes Required

Election of a director requires the affirmative vote of the holders of a plurality of votes represented by the shares present in person or represented by proxy at a meeting at which a quorum is present. The five persons receiving the greatest number of votes at the Annual Meeting shall be elected as directors. To approve each of Proposal Two — the ratification of the appointment of our independent registered public accounting firm, Proposal Three — the adoption of the Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan, and Proposal Four — the adoption of the Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan, the affirmative vote of the holders of a majority of our stock having voting power and present in person or represented by proxy at the Annual Meeting, is required.

Treatment of Broker Non-Votes; Abstentions

"Broker non-votes" and shares as to which proxy authority has been withheld with respect to any matter are not deemed to be entitled to vote for purposes of determining whether stockholder approval of that matter has been obtained. As a result, "broker non-votes" are not included in the tabulation of the voting results on any issues requiring the approval of the holders of a majority of our stock having voting power and present in person or represented by proxy at the Annual Meeting. With respect to Proposals Two, Three, and Four, "broker non-votes" have no effect, while abstentions would be counted as votes against the proposals. With respect to Proposal One, election of a director requires the affirmative vote of the holders of a plurality of the shares present, so the five persons receiving the greatest number of votes at the Annual Meeting will be elected as directors. Since only affirmative votes count for this purpose, neither "broker non-votes" nor abstentions will affect the outcome of the voting on Proposal One.

How Your Proxy Will Be Voted

If you complete and submit your proxy card or vote via the internet or by telephone, the shares represented by your proxy will be voted at the Annual Meeting in accordance with your instructions. If you submit your proxy card by mail, but do not fill out the voting instructions on the proxy card, the shares represented by your proxy will be voted in favor of Proposals One, Two, Three, and Four. In addition, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as directed by the Board. We have not received notice of any other matters that may properly be presented at the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy at any time prior to the date of the Annual Meeting by: (1) submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone or by mail; or (2) delivering instructions to us at 3939 North First Street, San Jose, California 95134 to the attention of our Corporate Secretary. Any notice of revocation sent to us must include the stockholder's name and must be actually received by us prior to the Annual Meeting to be effective. Your attendance at the Annual Meeting after having executed and delivered a valid proxy card or vote via the internet or by telephone will not in and of itself constitute a revocation of your proxy. If you intend to revoke your proxy by voting in person at the Annual Meeting, you will be required to give oral notice of your intention to do so to the Inspector of Elections at the Annual Meeting. If your shares are held in "street name," you should follow the directions provided by your broker, bank or other nominee regarding how to revoke your proxy.

Solicitation of Proxies

We will pay for the cost of this proxy solicitation. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding or furnishing proxy solicitation materials to such beneficial owners. Proxies may also be solicited personally or by telephone, telegram, or facsimile by certain of our directors, officers, and regular employees, without additional compensation.

Submission of Stockholder Proposal for the 2009 Annual Meeting

As a SunPower stockholder, you may submit a proposal, including director nominations, for consideration at future annual meetings of stockholders.

Stockholders Proposals: For stockholder proposals to be considered for inclusion in our 2009 proxy statement, the written proposal must be received by our Corporate Secretary, at our corporate offices at 3939 North First Street, San Jose, California 95134, no later than November 25, 2008. The corporation has discretionary power to consider stockholder proposals submitted after February 8, 2009. If the date of the 2009 annual meeting is moved more than 30 days before or after the anniversary date of the 2008 Annual Meeting, the deadline for inclusion of proposals in our proxy statement will instead be a reasonable time before we begin to print and mail or make available our proxy solicitation materials for the 2009 annual meeting. Such proposals will also need to comply with Securities and Exchange Commission regulations, such as Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in any company-sponsored proxy material.

Nomination of Director Candidates: Our Nominating and Corporate Governance Committee will consider director candidates recommended by our stockholders. Such nominations should be directed to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, SunPower Corporation, 3939 North First Street, San Jose, California 95134. In addition, the stockholder must give notice of a nomination to our Corporate Secretary, and such notice must be received within the time period described above under "Stockholder Proposals." Any such proposal must include the following:

(1) The nominee's name, age, nationality, business and residential address;

(2) The nominee's principal occupation and employment;

(3) The class and number of shares of stock owned beneficially or of record by the nominee; and

(4) Any other information required to be disclosed in the proxy statement.

The stockholder's notice must also include the following information for the stockholder giving the notice and the beneficial holder, if any, on whose behalf the nomination or proposal is being made:

(1) Their names and addresses;

(2) The classes and numbers of shares of stock owned beneficially and of record by them;

(3) A description of any arrangements or understandings between them and each proposed nominee and any other persons (including their names) pursuant to which the nominations are being made;

(4) A representation that they intend to appear in person or by proxy at the Annual Meeting to nominate the person named in the notice;

(5) A representation as to whether they are part of a group that intends to deliver a proxy statement or solicit proxies in support of the nomination; and

(6) Any other information that would be required to be included in the proxy statement.

If a director nomination is made pursuant to the process set forth above, the Nominating and Corporate Governance Committee of the Board will apply the same criteria in evaluating the nominee as it would any other board nominee candidate, and will recommend to the Board whether or not the stockholder nominee should be included as a candidate for election in our proxy statement. The nominee and nominating stockholder should be willing to provide any information reasonably requested by the Nominating and Corporate Governance Committee in connection with its evaluation. The Board shall make the final determination whether or not a nominee will be included in the proxy statement and on the proxy card for election.

Once either a search firm selected by the Nominating and Corporate Governance Committee or a stockholder has provided our Nominating and Corporate Governance Committee with the identity of a prospective candidate, the Nominating and Corporate Governance Committee communicates the identity and known background and experience of the candidate to the Board. If warranted by a polling of the Board, members of our Nominating and Corporate Governance Committee and/or other members of our senior management may interview the candidate. If the Nominating and Governance Committee reacts favorably to a candidate, the candidate is next invited to interview with the members of the Board who are not on the Nominating and Governance Committee. The Nominating and Governance Committee then makes a final determination whether to recommend the candidate to the Board for directorship. The Nominating and Governance Committee currently has not set specific, minimum qualifications or criteria for nominees that it proposes for Board membership, but evaluates the entirety of each candidate's credentials. The Nominating and Governance Committee believes, however, that we will be best served if our directors bring to the Board a variety of experience and backgrounds and, among other things, demonstrated integrity, executive leadership and financial, marketing or business knowledge and experience.

Directors' Attendance at Our Annual Meetings

Although we do not have a formal policy that mandates the attendance of our directors at our annual stockholder meetings, our directors are encouraged to attend. All directors are expected to attend the 2008 Annual Meeting, and four of the five directors attended the 2007 Annual Meeting.

Voting Results

We will announce preliminary voting results at the 2008 Annual Meeting and publish final results in SunPower's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008.

A copy of our Annual Report on Form 10-K has been furnished with this proxy statement to each stockholder. A stockholder may also request a copy of our Annual Report on Form 10-K in a writing addressed to our Corporate Secretary at 3939 North First Street, San Jose, California 95134. Upon receipt of such request, we will provide a copy of our Annual Report on Form 10-K without charge, including the financial statements required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-1 of the Securities Exchange Act of 1934 ("Exchange Act") for our fiscal year 2007. Our Annual Report on Form 10-K is also available on our website at *http://investors.sunpowercorp.com/sec.cfm*.

CORPORATE GOVERNANCE

GENERAL INFORMATION

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. Our Board has established committees to ensure that we maintain strong corporate governance standards. The charters of our Board committees are available on our website at *http://investors.sunpowercorp.com/documents.cfm*. You may also request copies of our committee charters by writing to SunPower Corporation, 3939 North First Street, San Jose, California 95134, Attention: Corporate Secretary.

We have adopted a Code of Business Conduct and Ethics that is applicable to our directors, officers, and employees (including our principal executive officer, principal financial officer and principal accounting officer) and is designed to promote compliance with the laws applicable to our business, accounting standards, and proper and ethical business methods and practices. Our Code of Business Conduct and Ethics is available on our website at *http://investors.sunpowercorp.com/ governance.cfm* under the link for "Code of Conduct." You may also request a copy by writing to us at SunPower Corporation, 3939 North First Street, San Jose, California 95134, Attention: Corporate Secretary. If we amend or grant a waiver under it applicable to our principal executive officer, principal financial officer or principal accounting officer, we will post a copy of such amendment or waiver on our website.

BOARD STRUCTURE

Determination of Independence

It is our policy that a majority of our directors be independent. Our Board has determined that three of our five directors, namely Mr. W. Steve Albrecht, Ms. Betsy S. Atkins, and Mr. Pat Wood III, meet the standards for independence as defined by applicable listing standards of the Nasdaq Global Market and rules and regulations of the Securities Exchange Commission. Our Board has also determined that Mr. Thomas H. Werner, our Chief Executive Officer, and Mr. T.J. Rodgers, the Chairman of our Board, and President and Chief Executive Officer of our majority stockholder, Cypress Semiconductor Corporation, are not "independent" as defined by applicable listing standards of the Nasdaq Global Market.

Board Meetings

Our Board held ten meetings during fiscal year 2007. During fiscal year 2007, each director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served. Our independent directors held three executive sessions without management present during fiscal year 2007.

Stockholder Communications with Board of Directors

We provide a process by which stockholders may send communications to our Board, any committee of the Board, our non-management directors or any particular director. Stockholders can contact our non-management directors by sending such communications to the chairman of the Nominating and Corporate Governance Committee, c/o Corporate Secretary, SunPower Corporation, 3939 North First Street, San Jose, California 95134. Stockholders wishing to communicate with a particular Board member, a particular Board committee or the Board as a whole, may send a written communication to our Corporate Secretary, SunPower Corporation, 3939 North First Street, San Jose, California 95134. The Corporate Secretary will forward such communication to the full Board, to the appropriate committee or to any individual director or directors to whom the communication is addressed, unless the communication is unduly hostile, threatening, illegal, or harassing, in which case the Corporate Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

COMMITTEE MEMBERSHIP

Our Board has standing Audit, Compensation, and Nominating and Corporate Governance committees. Below is a summary of our committee structure and membership information.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
W. Steve Albrecht	Chair	Member	Member
Betsy S. Atkins	Member	Chair	Member
Pat Wood III	Member	Member	Chair
T.J. Rodgers	—	—	—
Thomas H. Werner	—	—	—

Audit Committee

Our Audit Committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of our Audit Committee are W. Steve Albrecht (Chair), Betsy S. Atkins, and Pat Wood III, each of whom is "independent" as that term is defined in Section 10A of the Exchange Act and as defined by applicable listing standards of the Nasdaq Global Market. Each member of the Audit Committee is financially literate and has the requisite financial sophistication as required by the applicable listing standards of the Nasdaq Global Market. In addition, the Board has determined that Mr. Albrecht meets the criteria of an "audit committee financial expert" within the meaning of applicable Securities and Exchange Commission regulations due to his professional experience described below under "Proposal One — Election of Directors." The Audit Committee held 11 meetings during 2007.

The purpose of the Audit Committee, pursuant to its charter, is to:

- provide oversight of our accounting and financial reporting processes and the audit of our financial statements and internal controls by our independent registered public accounting firm;
- assist the Board in the oversight of: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered accounting firm's performance, qualifications and independence; and (4) the performance of our internal audit function;
- prepare an audit committee report as required by the Securities and Exchange Commission to be included in our annual proxy statement; and
- provide to the Board such information and materials as it may deem necessary to make the Board aware of financial matters requiring the attention of the Board.

The Audit Committee also serves as the representative of the Board with respect to its oversight of the matters described in "Report of the Audit Committee of the Board of Directors." The Audit Committee has also established procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.

Compensation Committee

The members of the Compensation Committee are Betsy S. Atkins (Chair), W. Steve Albrecht, and Pat Wood III, each of whom is "independent" as defined by applicable listing standards of the Nasdaq Global Market. The Compensation Committee held eight meetings during 2007.

The Compensation Committee, pursuant to its charter, assists the Board in discharging its duties with respect to:

- the formulation, implementation, review, and modification of the compensation of our directors and executive officers;

- the preparation of an annual report of the Compensation Committee for inclusion in our annual proxy statement or Annual Report on Form 10-K, in accordance with applicable rules of the Securities and Exchange Commission and applicable listing standards of the Nasdaq Global Market;
- reviewing and discussing the Compensation Discussion and Analysis with management; and
- the administration of our stock plans, including the Amended and Restated SunPower Corporation 2005 Stock Incentive Plan.

In certain instances, the Compensation Committee has delegated limited authority to our Chief Executive Officer with respect to compensation and equity awards for employees other than our executive officers. For more information on our processes and procedures for the consideration and determination of executive and director compensation, see "Compensation Discussion and Analysis" below.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Pat Wood III (Chair), Betsy S. Atkins, and W. Steve Albrecht, each of whom is "independent" as defined by applicable listing standards of the Nasdaq Global Market. The Nominating and Corporate Governance Committee held four meetings during 2007.

The Nominating and Corporate Governance Committee, pursuant to its charter, assists the Board in discharging its responsibilities with respect to:

- the identification of individuals qualified to become directors and the selection or recommendation of candidates for all directorships to be filled by the Board or by the stockholders; and
- the development, maintenance and recommendation of a set of corporate governance principles applicable to us, and for periodically reviewing such principles.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board is currently comprised of five members, all of whom are nominated for re-election at the 2008 Annual Meeting. The Board has considered and approved the nomination of the persons named below for re-election as directors at the Annual Meeting. All five nominees are directors standing for re-election and have consented to being named in this proxy statement and to serve if re-elected. Unless otherwise directed, the proxy holders will vote the proxies received by them for the five nominees named below. If any of the five nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The directors elected will hold office until the next annual meeting of stockholders and until their successors are elected.

The names of the nominees and certain information about them are set forth below. There are no family relationships among any of our directors or executive officers.

Name of Nominee	Age	Position(s) with SunPower	Director Since
T.J. Rodgers	60	Chairman	2002
Thomas H. Werner	48	CEO and Director	2003
W. Steve Albrecht	61	Director	2005
Betsy S. Atkins	54	Director	2005
Pat Wood III	45	Director	2005

T.J. Rodgers is Chairman of our Board. Mr. Rodgers is a co-founder of Cypress Semiconductor Corporation, a semiconductor company and our majority stockholder, and has been the President and Chief Executive Officer of Cypress and a member of its board of directors since 1982. Mr. Rodgers also serves as a director of Bloom Energy (formerly Ion America) and Silicon Light Machines. Mr. Rodgers is also a member of the Board of Trustees at Dartmouth College.

Thomas H. Werner has served as our Chief Executive Officer and a member of our Board since 2003. Prior to joining SunPower, from 2001 to 2003, Mr. Werner served as Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress Semiconductor Corporation. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. Mr. Werner currently serves as a board member of Silicon Light Machines and Cree, Inc.

W. Steve Albrecht is the Associate Dean and Andersen Alumni Professor of Accounting at the Marriott School of Management at Brigham Young University, or BYU. Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Prior to becoming a professor, he worked as an accountant for Deloitte & Touche. Mr. Albrecht is the past president of the American Accounting Association and the Association of Certified Fraud Examiners. He currently serves on the boards of Red Hat, SkyWest Airlines, and Cypress Semiconductor Corporation. He is currently a trustee of the Financial Accounting Foundation that oversees the Financial Accounting Standards Board (FASB) and the Governmental Accounting Standards Board (GASB).

Betsy S. Atkins has served as Chief Executive Officer of Baja Ventures, an early stage technology and life sciences venture capital fund, since 1994. She previously served as Chairperson and Chief Executive Officer of NCI, Inc., a neutraceutical functional food company, from 1991 through 1993. Ms. Atkins was a co-founder of Ascend Communications, a manufacturer of communications equipment, in 1989, where she was also a member of the board of directors until its acquisition by Lucent Technologies, a telecommunications systems, software and products company, in 1999. Ms. Atkins currently serves on the board of directors of Polycom, Inc., Reynolds American, Inc. and Chico's FAS, Inc. She served as a presidential appointee to the Pension Benefit Guaranty Corp. board from 2001 to 2003. She is a faculty member of the National Association of Corporation Directors and a

member of the British Telecom Advisory Board, the NASDAQ Exchange LLC board, and the Council on Foreign Relations.

Pat Wood, III has served as a Principal of Wood3 Resources, an energy infrastructure developer, since July 2005. From 2001 to 2005 Mr. Wood served as the chairman of the Federal Energy Regulatory Commission. From 1995 to 2001, Mr. Wood chaired the Public Utility Commission of Texas. Mr. Wood has also been an attorney with Baker & Botts, a global law firm, and an associate project engineer with Arco Indonesia, an oil and gas company, in Jakarta. He currently serves as a board member of Quanta Services, Inc.

Required Vote. The five nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote shall be elected as directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but have no further legal effect under Delaware law.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE PROPOSED NOMINEES.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of our Board of Directors serves as the representative of the Board of Directors with respect to its oversight of:

- our accounting and financial reporting processes and the audit of our financial statements;
- the integrity of our financial statements;
- our internal controls;
- our compliance with legal and regulatory requirements;
- the independent registered public accounting firm's appointment, qualifications and independence; and
- the performance of our internal audit function.

The Audit Committee also reviews the performance of our independent registered public accounting firm, PricewaterhouseCoopers LLP, in the annual audit of financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The Audit Committee provides the Board such information and materials as it may deem necessary to make the Board aware of financial matters requiring the attention of the Board. The Audit Committee reviews our financial disclosures, and meets privately, outside the presence of our management, with our independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in our Annual Report on Form 10-K for our fiscal year ended December 30, 2007 with management, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to our Board of Directors.

Our management has primary responsibility for preparing our financial statements and for our financial reporting process. In addition, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for expressing an opinion on the conformity of our financial statements to generally accepted accounting principles, and on the effectiveness of our internal controls over financial reporting.

The Audit Committee reports as follows:

(1) The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2007 with our management.

(2) The Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board in Rule 3200T).

(3) The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" (as adopted by the Public Company Accounting Oversight Board in Rule 3600T), and has discussed with PricewaterhouseCoopers LLP its independence, including whether PricewaterhouseCoopers LLP's provision of non-audit services to us is compatible with its independence.

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee (or its Chair pursuant to delegated authority) of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that fiscal year, the Audit Committee (or its Chair pursuant to delegated authority) must approve the specific service before the independent registered public accounting firm is engaged to perform such services for us.

Based on the review and discussion referred to in items (1) through (3) above, the Audit Committee recommended to our Board of Directors, and the Board approved, the inclusion of our audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, as filed with the Securities and Exchange Commission. The Audit Committee also recommended the reappointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

W. Steve Albrecht, *Chair*
Betsy S. Atkins
Pat Wood III

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Board of Directors, upon recommendation of the Audit Committee, has reappointed the firm of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 28, 2008, subject to ratification by our stockholders.

PricewaterhouseCoopers LLP has served as our auditor since 2003. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our Bylaws or other applicable legal requirements. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate governance.

If the stockholders fail to ratify the selection of our independent registered accounting firm, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

All fees billed to us by PricewaterhouseCoopers LLP were pre-approved by the Audit Committee. Fees billed to us by PricewaterhouseCoopers LLP during fiscal years 2006 and 2007 were as follows:

Services	2006	2007
Audit Fees	$1,218,000	$1,979,000
Audit-Related Fees	177,000	294,000
Tax Fees	101,000	183,000
All Other Fees	—	—
Total	$1,496,000	$2,456,000

- **Audit Fees:** Audit fees for 2006 were for professional services rendered in connection with audits of our consolidated financial statements, statutory audits of our subsidiary companies, quarterly reviews, assistance with documents that we filed with the Securities and Exchange Commission (including our Forms S-8, 10-Q, 10-K and 8-K), and issuance of comfort letters in connection with our May 2006 public offering and the issuance of the auditors consents. Audit fees for 2007 were for professional services rendered in connection with audits of our consolidated financial statements, statutory audits of our subsidiary companies, quarterly reviews, assistance with documents that we filed with the Securities and Exchange Commission (including our Forms S-1, S-3, S-8, 10-Q, 10-K and 8-K), the issuance of comfort letters in connection with our February 2007 and July 2007 public offerings and the issuance of the auditors consents.
- **Audit-Related Fees:** Audit-related fees for 2006 and 2007 were for professional services rendered in connection with consultations with management on various accounting matters.
- **Tax Fees:** Tax fees for 2006 and 2007 were for tax return preparation assistance and expatriate tax services, general tax planning and international tax consulting.
- **All Other Fees:** SunPower was not billed any other fees by PricewaterhouseCoopers LLP in 2006 or 2007.

Required Vote

The affirmative vote of the holders of a majority of the shares represented and entitled to vote at the meeting will be required to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 28, 2008.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008.

PROPOSAL THREE

APPROVAL OF THE SECOND AMENDED AND RESTATED SUNPOWER CORPORATION 2005 STOCK INCENTIVE PLAN

The Board has approved and is submitting for stockholder approval an amendment and restatement of the Amended and Restated SunPower Corporation 2005 Stock Incentive Plan (the "Stock Plan") that, if approved, would:

- increase the number of shares of our class A common stock reserved for issuance under the Stock Plan by 1,700,000 shares, for a total of 1,849,663 shares as of March 12, 2008;
- provide, beginning in 2009, for an automatic annual increase in the total number of shares of class A common stock reserved for issuance under the Stock Plan;
- make certain changes to the permitted qualifying criteria for performance-based equity awards under the Stock Plan
- make certain changes to the compensation of directors under the Stock Plan; and
- make certain other conforming technical amendments to the Stock Plan, all as further described below under "Summary of the Amendment and Restatement."

The actual number of shares reserved under the Stock Plan at any given time is determined in accordance with the formula described under "Summary Description of Stock Plan as Currently in Effect — Stock Plan Limits/Class A Common Shares Available for Issuance."

The Stock Plan was originally adopted by our Board on August 12, 2005, was amended by our Board effective as of September 23, 2005, was amended by the Board and stockholders on October 5, 2005, reflected a two-for-one reverse stock split on November 10, 2005, was again amended by our Board and our stockholders effective as of May 4, 2006, was amended by our Board and our stockholders effective as of February 12, 2007, and was amended and restated by our Board and stockholders effective as of May 4, 2007. The Stock Plan is administered by the Compensation Committee of our Board, and provides for several types of stock-based awards for employees, non-employee directors and consultants.

A summary of the amended Stock Plan is set forth below and is followed by a summary of the principal provisions of the Stock Plan as currently in effect. The summaries of both the amended Stock Plan and the current Stock Plan are not intended to be exhaustive and are qualified in their entirety by the terms of the amended Stock Plan and the current Stock Plan, respectively. A complete copy of the Stock Plan, as proposed to be amended and restated, is attached to this proxy statement as Appendix A.

Summary of the Amendment and Restatement

The amended Stock Plan will make two significant changes that will impact the number of shares of class A common stock reserved for issuance under the Stock Plan. First, the amended Stock Plan will increase the number of class A common shares reserved for issuance under the Stock Plan by 1,700,000 shares, for a total of 1,849,663 shares as of March 12, 2008. Second, the amended Stock Plan will include an automatic share reserve increase feature effective for 2009 through 2015. If the amended Stock Plan is approved, this share reserve increase feature will cause, beginning in 2009, an annual and automatic increase in the number of shares of our class A common stock reserved for issuance under the Stock Plan in an amount each year equal to the least of

- 3% of the outstanding shares of all classes of our common stock measured on the last day of the immediately preceding fiscal year;
- 6,000,000 shares; and
- such other number of shares as determined by our Board.

We believe that this annual automatic share reserve increase is necessary to allow us to fund our ongoing employee recruiting and retention efforts without incurring the time and expense of submitting share increase proposals to our

stockholders year after year. Our business is in a growth phase, and we are increasing our headcount accordingly. Because we provide equity awards under the Stock Plan to most employees, we will continue to require a large number of shares to be available for issuance under the Stock Plan.

Additionally, the amended Stock Plan will modify the permitted qualifying criteria for performance-based equity awards under the Stock Plan consistent with certain requirements of Section 162(m) of the Internal Revenue Code. These modifications will clarify that we may make certain adjustments when evaluating performance results relating to performance awards under the Stock Plan, and will enumerate additional events that may occur during a performance period that we may exclude when evaluating performance results, as further described in the amended Stock Plan.

The amended Stock Plan will also make the following changes to the automatic grants of equity awards to directors under the Stock Plan:

- Eliminate the current initial grant of a Nonstatutory Option (as defined in the Stock Plan) to purchase 20,000 shares of class A common stock, for non-employee directors joining the Board after the 2008 Annual Meeting of Stockholders (the "Effective Date");
- Eliminate the current initial grant of 2,000 Restricted Shares (as defined in the Stock Plan) for non-employee directors joining the Board after the Effective Date;
- Provide for non-employee directors joining the Board after the Effective Date to receive a grant of 6,600 Stock Units (as defined in the Stock Plan) subject to certain restrictions, which Stock Units will vest annually in equal installments over a five-year period beginning on the date of grant;
- Eliminate the annual grant of 2,000 Restricted Shares for re-elected non-employee directors;
- Eliminate the annual grant of an Option (as defined in the Stock Plan) to purchase 6,000 shares of class A common stock, for re-elected non-employee directors;
- Provide for non-employee directors who have served for at least six months to receive, on the first business day following each annual meeting beginning with the 2008 Annual Meeting, an annual grant of 4,000 Stock Units that will vest quarterly in equal installments over a one-year period beginning on the date of grant;
- Change, after the Effective Date, the form of the initial equity grant to the Chairman of the Board from 10,000 Restricted Shares to a grant of 10,000 Stock Units that will vest quarterly in equal installments over a one-year period beginning on the date of grant; and
- Change, after the Effective Date, the form of the annual equity grant to the Chairman of the Board from 10,000 Restricted Shares to a grant of 10,000 Stock Units that will vest quarterly in equal installments over a one-year period beginning on the date of grant.

In determining the equity compensation for the Chairman of the Board, the directors took into account our Chairman's level of involvement in our activities in addition to participating in board meetings, including among other things participating in full day quarterly business reviews, ongoing technology review and oversight, and other management activities. Because no monetary consideration will be paid by the recipients of the Stock Units issued under the Stock Plan, the issuance of shares of class A common stock upon vesting of Stock Units pursuant to the Stock Plan will cause dilution to our existing stockholders.

The amended Stock Plan will also make certain other conforming amendments related to the changes described above, as well as certain technical amendments clarifying the compliance of the Stock Plan with Section 409A of the Internal Revenue Code and clarifying that Stock Appreciation Rights and all Stock Options may not have an exercise price less than the fair market value on the date of grant. Also, as a result of Internal Revenue Service requirements, in connection with the automatic share reserve increase, we are setting a maximum limit of 15 million on the number of incentive stock options that can be issued under the Stock Plan. We have forecasted this limit based on the automatic share reserve increase and the remaining term of the Stock Plan.

Summary Description of Stock Plan as Currently in Effect

Awards Available Under the Stock Plan. Under the Stock Plan we may award shares of class A common stock or securities exercisable for or based on shares of class A common stock, but not shares of class B common stock. The Stock Plan provides for the discretionary award of: (1) incentive stock options ("ISOs") that satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as stock options that are not ISOs ("Nonstatutory Options," together with ISOs, "Stock Options"); (2) class A common shares subject to certain restrictions ("Restricted Shares"); (3) stock appreciation rights ("SARs"); and (4) book-keeping entries equivalent to one or more class A common shares ("Stock Units"). The Stock Plan also provides for nondiscretionary, automatic grants of Nonstatutory Options to certain non-employee directors. Each type of award is carried out by the execution of an award agreement between us and the recipient that is specific to the type of award. For example, the terms of an award of Stock Options are set out in a "Stock Option Agreement."

Eligibility. Stock Options and other stock-based awards may be granted to employees, non-employee directors and consultants under the Stock Plan. ISOs may be granted only to employees. Currently, approximately 3,600 employees, non-employee directors and consultants with the Company are eligible to participate in the Stock Plan.

Stock Plan Limits/Class A Common Shares Available for Issuance. The Stock Plan currently provides that the aggregate number of shares of class A common stock authorized for issuance as awards under the Stock Plan will not exceed 1,492,133 shares, plus (1) any shares subject to options granted under the prior stock plans which lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005, and plus (2) any of the 105,000 shares subject to non-plan options granted during 2004 that lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005. In addition, no participant in the Stock Plan can receive awards for any calendar year that relate to more than 500,000 shares.

Class A Common Shares. If Restricted Shares or shares issued upon the exercise of Stock Options are forfeited, then such shares will again become available for awards under the Stock Plan. If Stock Units, Stock Options or SARs are forfeited or terminate for any other reason before being exercised, then the corresponding shares will become available for awards under the Stock Plan. If Stock Units are settled, then only the number of class A common shares (if any) actually issued in settlement of such Stock Units will reduce the number available under the Stock Plan and the balance will again become available for awards under the Stock Plan. If SARs are exercised, then only the number of class A common shares (if any) actually issued in settlement of such SARs shall reduce the number available under the Stock Plan and the balance will again be available for awards under the Stock Plan.

Administration. The Stock Plan will be administered by our Compensation Committee. The Compensation Committee will consist of two or more directors appointed by the Board. In addition, the composition of the Compensation Committee shall satisfy (1) such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act, and (2) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m)(4)(C) of the Code.

The Board may also appoint one or more separate committees of the Board, each composed of one or more directors who may administer the Stock Plan with respect to employees who are not considered officers or directors under Section 16 of the Exchange Act, may grant awards under the Stock Plan to such employees and may determine all terms of such grants. The Board may also authorize one or more officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards and/or to determine the number of such awards to be received by such persons; provided, however, that the Board must specify the total number of awards that such officers may so award. The Compensation Committee may designate persons other than members of the Compensation Committee to carry out its responsibilities, except that the Compensation Committee may not delegate its authority with regard to the selection for participation of or the granting of equity awards or other rights under the Stock Plan to persons subject to Section 16 of the Exchange Act.

Stock Options. Both ISOs and Nonstatutory Options are available for grant under the Stock Plan. ISOs may be granted only to employees while Nonstatutory Options may be granted to employees, non-employee directors

and consultants. The terms and conditions of an award of Stock Options are determined on a case by case basis and will be evidenced by a Stock Option agreement between the optionee and the Company. Each Stock Option agreement will specify the number of class A common shares that are subject to the Stock Option and will provide for the adjustment of the Stock Option in accordance with the adjustment section in the Stock Plan.

The exercise price of a Stock Option will be determined by the Compensation Committee in its sole discretion. The exercise price of an ISO, subject to Internal Revenue Code requirements for 10% stockholders, shall not be less than 100% of the fair market value of a class A common share on the date of grant, and the exercise price of a Nonstatutory Stock Option shall not be less 85% of the fair market value of a class A common share on the date of grant. The closing price per share of our class A common stock on March 12, 2008 was $62.40.

Each Stock Option agreement will specify a date when all or any installment of the Stock Option is to become exercisable and also specifies the term of the option; provided that the term of an option shall in no event exceed 10 years from the date of grant. The Stock Option agreement may provide for accelerated exercisability in the event of the optionee's death, disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the optionee's service. The Compensation Committee may determine, at the time of granting a Stock Option or thereafter, that such Stock Option will become exercisable as to all or part of the class A common shares subject to the Stock Option in the event that a Change in Control (as defined in the Stock Plan) occurs with respect to the Company.

Stock Options may be awarded in combination with SARs, and such an award may provide that the Stock Options will not be exercisable unless the related SARs are forfeited. An optionee has none of the rights of a stockholder until shares of stock are issued. The Compensation Committee may at any time (1) offer to buy out for a payment in cash or cash equivalents a Stock Option previously granted, or (2) authorize an optionee to elect to cash out a Stock Option previously granted, in either case at such time and based upon such terms and conditions as the Compensation Committee may establish.

If Proposal Three described above is not approved by our stockholders, a non-employee director who first joins the Board on or after the Effective Date, and was not previously an employee, will be granted automatically an initial Stock Option to purchase 20,000 shares on the date of his or her election or appointment to the Board. The initial Stock Option will vest and becomes exercisable over five years, with the first 20% of the shares subject to the initial Stock Option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter in equal portions over the next four years. Also, immediately after each of our regularly scheduled annual meetings of stockholders, each returning non-employee director will be automatically granted a Stock Option to purchase 6,000 shares, provided the director has served on the Board for at least six months. These Stock Options will vest and become exercisable monthly in equal portions over a five-year period. The Stock Options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. If Proposal Three described above is approved by our stockholders, the non-cash compensation program described in connection with Proposal Three above will apply in 2008.

Restricted Shares. The Compensation Committee may grant Restricted Shares to employees, non-employee directors and consultants. The terms of each award are determined on a case by case basis and will be evidenced by a restricted stock agreement between the recipient and the Company. Restricted Shares may be sold or awarded under the Stock Plan for such consideration as the Compensation Committee may determine, including (without limitation) cash, cash equivalents, full-recourse promissory notes, past services and future services.

If Proposal Three described above is not approved by our stockholders, a non-employee director who joins the Board on or after the Effective Date, and was not previously an employee, will be granted 2,000 Restricted Shares on the date of his or her election or appointment to the Board. These Restricted Shares will vest and become exercisable quarterly over a one-year period. Also, each returning non-employee director automatically will be granted 2,000 Restricted Shares each year, provided the director has served on the Board for at least six months. These Restricted Shares will vest and become exercisable quarterly over a one-year period. If Proposal Three described above is not approved by our stockholders, the Chairman of the Board will be granted 10,000 Restricted Shares each year. These Restricted Shares will vest and become exercisable quarterly over a one-year period. If

Proposal Three described above is approved by our stockholders, the non-cash compensation program described in connection with Proposal Three above will apply in 2008.

Each award of Restricted Shares may or may not be subject to vesting. Vesting will occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock agreement. An award agreement may provide for accelerated vesting in the event of the grantee's death, disability, retirement or other events. The Compensation Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of the Restricted Shares will become vested in the event that a Change in Control (as defined in the Stock Plan) occurs with respect to the Company.

The holders of Restricted Shares awarded under the Stock Plan have the same voting, dividend and other rights as our other stockholders. A Restricted Stock agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares.

Stock Appreciation Rights. The Compensation Committee may award SARs to employees, non-employee directors and consultants. The number of shares included, the terms of exercise, and the term of each SAR is determined on a case by case basis and will be evidenced by a SAR agreement between the recipient and the Company. Each SAR agreement will specify the date when all or any installment of the SAR is to become exercisable. The SAR agreement will also specify the term of the SAR. A SAR agreement may provide for accelerated exercisability in the event of the recipient's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the recipient's service. The Compensation Committee may determine, at the time of granting a SAR or thereafter, that such SAR will become fully vested as to all class A common shares subject to such SAR in the event that a Change in Control (as defined in the Stock Plan) occurs with respect to the Company. SARs may be awarded in combination with Stock Options, and such an award may provide that the SARs will not be exercisable unless the related Stock Options are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in a Nonstatutory Option at the time of grant or thereafter. Upon the exercise of a SAR, the recipient will receive cash, class A common shares, or a combination of the two. The amount of cash and/or the fair market value of class A common shares received upon exercise of SARs will, in the aggregate, be equal to the amount by which the fair market value (on the date of surrender) of the class A common shares subject to the SARs exceeds the exercise price.

Stock Units. The Compensation Committee may award Stock Units to employees, non-employee directors and consultants. The terms of each award are determined on a case by case basis and will be evidenced by a Stock Unit agreement between the recipient and the Company. No cash consideration is required of the award recipients. The holders of Stock Units have no voting rights. However, prior to settlement or forfeiture, any Stock Unit awarded under the Stock Plan may, at the Compensation Committee's discretion, carry with it a right to dividend equivalents. Settlement of vested Stock Units may be made in the form of cash, class A common shares, or any combination of the two. The number of Stock Units eligible for settlement may be larger or smaller than the number included in the original award, based on predetermined performance factors. If Proposal Three described above is approved by our stockholders, the non-cash compensation program described in connection with Proposal Three above will apply in 2008.

Each award of Stock Units may or may not be subject to vesting. Vesting will occur, in full or in installments, upon satisfaction of the conditions set out in the Stock Unit agreement. A Stock Unit agreement may provide for accelerated vesting in the event of the participant's death, disability or retirement or other events. The Compensation Committee may determine, at the time of granting Stock Units or thereafter, that all or part of the Stock Units will become vested in the event that a Change in Control (as defined in the Stock Plan) occurs with respect to the Company.

Adjustments. In the event of a recapitalization, stock split or similar capital transaction, appropriate adjustments will be made to: (1) the number of class A common shares reserved for issuance under the Stock Plan; (2) the limitation regarding the total number of class A common shares underlying awards given to an individual participant in any calendar year; (3) the number of Nonstatutory Options automatically granted to non-employee directors; and (4) other adjustments in order to preserve the benefits of outstanding awards under the Stock Plan (including adjustments to the number of class A common shares covered by each outstanding Stock Option and SAR and the exercise price thereof and in the number of any Stock Units that have not yet been settled).

Effect of Certain Transactions. A Change in Control (defined below) may impact rights to an award made under the Stock Plan. Specifically, the Stock Plan provides that the Compensation Committee may decide, either at the time of the award or after, that in the event of a Change in Control: (1) Restricted Shares and Stock Units vest; and (2) Stock Options and SARs are exercisable. However, in the event of a merger or other reorganization, all outstanding awards are subject to the terms of the agreement effecting the particular transaction. Any automatic award of Nonstatutory Options, Restricted Shares or Stock Units to a non-employee director vests in the event of a Change in Control.

Subject to certain exceptions, a Change in Control generally means the occurrence of one of the following:

(a) the acquisition by any person of our securities representing 50% or more of the combined voting power of the then outstanding securities;

(b) a merger or consolidation with or into another entity as a result of which persons who were not our stockholders immediately prior to the merger or consolidation own immediately after the merger or consolidation 50% or more of the voting power of the outstanding securities of the continuing or surviving entity and any parent corporation of the continuing or surviving entity; or

(c) the sale, transfer or other disposition of all or substantially all of our assets.

To the extent not previously exercised or settled, Stock Options, SARs and Stock Units will terminate immediately prior to our dissolution or liquidation.

Qualifying Performance Criteria. An award may be made subject to the attainment of performance goals for a specified period of time relating to one or more of the following performance criteria: (1) cash flow; (2) earnings per share; (3) earnings before interest, taxes and amortization; (4) return on equity; (5) total stockholder return; (6) share price performance; (7) return on capital; (8) return on assets or net assets; (9) revenue; (10) income or net income; (11) operating income or net operating income; (12) operating profit or net operating profit; (13) operating margin or profit margin; (14) return on operating revenue; (15) return on invested capital; or (16) market segment shares.

The Compensation Committee may appropriately adjust any evaluation of performance to exclude any of the following events that occurs during a performance period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; and (e) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our Annual Report to stockholders for the applicable year. If Proposal Three is approved, the Compensation Committee in an award may provide for the adjustment of any evaluation of performance under the foregoing qualifying performance criteria to exclude any objective and measurable events specified in the award, including but not limited to those listed above, as well as any of the following events that occurs during a performance period: (w) acceleration of amortization of debt issuance costs, (x) stock-based compensation charges, (y) purchase-accounting related charges, including amortization of intangible purchased assets, acquired in-process research and development charges, and similar charges associated with purchase accounting, and (z) the related tax effects associated with each of the permissible adjustments. However, if Proposal Three is approved, the express reference to "extraordinary non-recurring items described in management's discussion and analysis of financial condition and results of operations appearing in our Annual Report to stockholders for the applicable year" will be deleted.

If applicable, the Compensation Committee will determine the qualifying performance criteria not later than the 90th day of the performance period, and shall determine and certify, for each participant, the extent to which the qualifying performance criteria have been met. The Committee may not in any event increase the amount of compensation payable under the Stock Plan upon the attainment of a performance goal to a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code.

Withholding of Taxes. Each recipient of an award must make arrangements with us to satisfy any tax withholding requirements in relation to any award under the Stock Plan. The Compensation Committee may permit a participant to satisfy all or part of his or her withholding or income tax obligations by having us withhold all or a

portion of any class A common shares that otherwise would be issued to him or her or by surrendering all or a portion of any class A common shares that he or she previously acquired. Such class A common shares will be valued at their fair market value on the date when taxes otherwise would be withheld in cash. In no event may a participant have class A common shares withheld that would otherwise be issued to him or her in excess of the number necessary to satisfy the legally required minimum tax withholding.

Termination and Amendment. The Stock Plan terminates automatically on August 12, 2015, unless terminated earlier by the Board. The Board may amend, modify or terminate the Stock Plan at any time, subject to stockholder approval if required by applicable laws, regulations or rules. Rights and obligations under any award granted before amendment of the Stock Plan will not be materially impaired by such amendment, except with the consent of the participant.

Benefits Under the Amended Stock Plan

Directors, consultants and employees, including executive officers and employees who are members of the Board, are eligible to participate in the Stock Plan. Future awards under the Stock Plan will be determined by the Board over time based on multiple factors such as competitive analysis, our results and discrete human resource issues. Consequently, except as set forth below, it is impossible to determine the benefits or amounts that will be received in the future under the Stock Plan by any of our executive officers, directors or employees. In 2007, our executive officers received, in the aggregate, 124,012 Restricted Shares, and 25,000 Stock Units, and our non-executive directors received, in the aggregate, 16,000 Restricted Shares, and Stock Options to purchase 18,000 shares of our class A common stock. In 2007, our non-executive employees received, in the aggregate, 548,492 Restricted Shares, and 430,699 Stock Units. The foregoing amounts excluded Stock Options held by our executive officers and non-executive employees as a result of our assumption of stock options that had been issued by PowerLight Corporation before our acquisition of PowerLight in January 2007.

Although the benefits or amounts to be received from future awards under the current Plan are not determinable, the Board has approved grants of Stock Units to certain individuals pursuant to the amended Stock Plan, as set forth in the table below, subject to approval of Proposal Three by the stockholders at our 2008 Annual Meeting and subject to the recipient maintaining his or her status as director or employee through the date of the Annual Meeting.

Contingent Grants Under Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan

Name and Position	Dollar Value ($)(1)	Number of Stock Units(2)
Thomas H. Werner, Chief Executive Officer	3,121,560	50,025
Emmanuel T. Hernandez, Chief Financial Officer	1,872,000	30,000
Thomas L. Dinwoodie, Founder and Chief Technology Officer, SunPower Corporation, Systems	468,000	7,500
Howard J. Wenger, Senior Vice President, Global Business Units	748,000	12,000
Bruce R. Ledesma, General Counsel and Corporate Secretary	468,000	7,500
Executive Group	8,175,960	131,025
Non-Executive Director Group	1,372,800	22,000
Non-Executive Officer Employee Group	0	0

(1) The dollar value indicated is based upon $62.40, the closing price of our class A common stock on March 12, 2008.

(2) The number of Stock Units to be issued to our named executive officers and our Executive Group would vest based on both continued employment and achievement of qualifying performance-based milestones. The number of shares of our class A common stock remaining reserved for issuance under the Stock Plan was insufficient to proceed with the issuance of such performance-based Stock Units when approved by the Board

in January 2008 and are therefore subject to approval of Proposal Three by the stockholders at our 2008 Annual Meeting.

Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of certain transactions under the Stock Plan based on federal income tax laws in effect on December 31, 2007. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

Nonstatutory Options. In general (1) no income will be recognized by an optionee at the time a Nonstatutory Option is granted; (2) at the time of exercise of a Nonstatutory Option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the class A common shares and the fair market value of the class A common shares, if vested, on the date of exercise; and (3) at the time of sale of class A common shares acquired pursuant to the exercise of a Nonstatutory Option, appreciation (or depreciation) in value of the class A common shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the class A common shares have been held.

ISOs. No income generally will be recognized by an optionee upon the grant or exercise of an ISO. The exercise of an ISO, however, may result in alternative minimum tax liability. If class A common shares are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such class A common shares is made by such optionee within two years after the date of grant or within one year after the transfer of such class A common shares to the optionee, then upon sale of such class A common shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If class A common shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such class A common shares at the time of exercise (or, if less, the amount realized on the disposition of such class A common shares if a sale or exchange) over the option price paid for such class A common shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs. No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted class A common shares received on the exercise.

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares (reduced by the purchase price for such Restricted Shares) at such time as the class A common shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the Restricted Shares will have ordinary income on the date of transfer of the Restricted Shares equal to the excess of the fair market value of such Restricted Shares (determined without regard to the Restrictions) over the purchase price, if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares that is subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Stock Units. No income generally will be recognized upon the award of Stock Units. The recipient of a Stock Unit award generally will be subject to tax at ordinary income rates on the fair market value of class A common shares on the date of settlement (reduced by any amount paid by the participant for such Stock Units), and, if settled with class A common shares in whole or in part, the capital gains/loss holding period for such class A common shares will also commence on such date.

Section 409A of the Code

Awards under the Stock Plan may, in some cases, result in a deferral of compensation that is subject to the requirements of Section 409A of the Code ("Section 409A"). Generally, to the extent these awards are subject to Section 409A, such awards will be subject to immediate taxation in the year they vest and a 20% penalty tax unless the requirements of Section 409A are satisfied. It is the intent of the Company that awards under the Stock Plan will be structured and administered in a manner that complies with the requirements of Section 409A. Awardees should consult their own tax advisor with respect to the potential application of Section 409A.

Tax Consequences to SunPower

To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" under Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SECOND AMENDED AND RESTATED SUNPOWER CORPORATION 2005 STOCK INCENTIVE PLAN.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 30, 2007 with respect to our equity compensation plans under which our equity securities are authorized for issuance (in thousands, except dollar figures):

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,889	$4.73	28
Equity compensation shares not approved by security holders	17(1)	$2.00	—
Total	2,906(2)	$4.71	28

(1) Represents one option to purchase shares of class A common stock issued to one employee on June 17, 2004 with an exercise price of $2.00, vesting over five years.

(2) This table excludes options to purchase an aggregate of approximately 795,000 shares of class A common stock, at a weighted average exercise price of $8.09 per share, that we assumed in connection with the acquisition of PowerLight Corporation in January 2007.

PROPOSAL FOUR

APPROVAL OF THE AMENDED AND RESTATED SUNPOWER CORPORATION ANNUAL KEY EMPLOYEE BONUS PLAN

The Board is submitting for stockholder approval the Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan (the "New KEBP"), which is an amendment and restatement of the SunPower Corporation 2006 Key Employee Bonus Plan (the "Old KEBP"). The Board approved the New KEBP on January 31, 2008. If approved by our stockholders, the New KEBP will replace the Old KEBP as our annual cash bonus plan available to certain of our employees, including our named executive officers.

The Old KEBP served in past years as our cash incentive program. The Old KEBP has both a quarterly component and an annual component. The New KEBP will only have an annual award component. However, the Board has also separately approved a quarterly bonus plan, our Key Initiative Plan, which is not being submitted for stockholder approval. The potential and actual payments under the New KEBP will be determined in accordance with the terms and conditions of the New KEBP and as approved by our Compensation Committee.

A summary of the New KEBP is set forth below. The summary of the New KEBP is not intended to be exhaustive and is qualified in its entirety by the terms of the New KEBP. A complete copy of the New KEBP, as proposed for adoption, is attached to this proxy statement as Appendix B.

Summary Description of the New KEBP

Awards Available Under the New KEBP. The New KEBP will allow us to provide annual cash incentive award opportunities and performance-based payouts for those award opportunities for certain of our employees, including our named executive officers. Annual cash incentive awards help us align executive compensation with business objectives and performance, as further described below in "Compensation Discussion and Analysis." One of the primary objectives of the New KEBP is to ensure that annual cash incentive payouts qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

Eligibility. Any employee of the Company or its affiliates may be selected by our Compensation Committee to participate in the New KEBP for a particular performance period. The Compensation Committee may also select individuals who are expected to become employees to participate for a particular performance period. Participation in the New KEBP will be determined on a performance-period-by-performance-period basis. Currently, approximately 75 individuals, including our executive officers, are eligible to participate in the New KEBP.

Operation of the New KEBP. The New KEBP will generally operate as follows:

- Each year, the Compensation Committee will establish a performance period, which will consist of a particular fiscal year for the Company, or a longer or shorter period determined by the Compensation Committee.
- For each performance period, the Compensation Committee will approve one or more performance goals (which are listed below), as well as target amounts for each performance goal, for the performance period.
- The Compensation Committee will also establish in writing an annual cash incentive award opportunity for each participant, which award opportunity will be expressed as either a percentage of the participant's base salary or a specific dollar amount. We refer to this annual cash incentive award opportunity as the participant's target award. The Compensation Committee will select participants, the performance goals and the target awards not later than the 90th day of the performance period.
- In order to determine the amount of the target award each participant will earn as a payout amount based on actual performance compared to the pre-established performance goals, the Compensation Committee will approve within the first 90 days of the performance period, a formula or payout matrix, which we refer to as the payout formula. The payout formula may differ from participant to participant. The Compensation Committee may determine that if actual performance falls below a specific percentage of the target amount for a performance goal, no payout amount will be earned for that particular performance goal. In no event

will a participant's actual award payout for any performance period exceed, during any period of three consecutive fiscal years, $9.0 million.

- After the end of each performance period, the Compensation Committee will determine initial payout amounts for each participant by applying the payout formula. The Compensation Committee must also certify the extent to which the performance goals were actually achieved during the performance period. The Compensation Committee may adjust any evaluation of performance against the performance goals to exclude objective and measurable events, as further explained below. The Compensation Committee may also eliminate or reduce the payout amount for a participant below the initial payout amount based on the Compensation Committee's discretion.

- Participants must be employed by us at the time payouts are made, except where the participant has either died or suffered a permanent disability in accordance with any disability policies of the Company. Payouts will be made as soon as possible, but no later than two and one-half months after the end of the performance period. Payouts will be made in a single lump sum in cash or a cash equivalent. If the participant dies after the payout amount has been earned, but before the payout is made, the payout will be made to the participant's designated beneficiary or to the participant's estate (as further explained below).

Administration. The New KEBP will be administered by our Compensation Committee. The Compensation Committee will consist of two or more directors appointed by the Board. In addition, the composition of the Compensation Committee shall satisfy such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

In administering the New KEBP, our Compensation Committee may, among other things (1) determine which employees will be granted awards, (2) establish the terms and conditions of awards, (3) interpret the New KEBP and awards made under the New KEBP, (4) adopt procedures and subplans that are necessary or appropriate to permit participation in the New KEBP by eligible foreign nationals or persons employed outside of the United States, (5) adopt rules for the administration, interpretation and application of the New KEBP and (6) interpret, amend or revoke any such rules. The Compensation Committee, in its sole discretion, may delegate all or part of its authority and powers under the New KEBP to one or more directors and/or officers of the Company, but the Compensation Committee may not delegate its authority or powers with respect to awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. All determinations and decisions made by our Compensation Committee, the Board, and any delegate of the Compensation Committee pursuant to the provisions of the New KEBP are final, conclusive, and binding on all persons.

Performance Goals. As determined by our Compensation Committee, awards will be made subject to the achievement of performance goals for a specified period of time relating to one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or a subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by our Compensation Committee:

- cash flow;
- earnings per share;
- earnings before interest, taxes and amortization;
- return on equity;
- total stockholder return;
- share price performance;
- return on capital;
- return on assets or net assets;
- revenue;

- income or net income;
- operating income or net operating income;
- operating profit or net operating profit;
- operating margin or profit margin;
- return on operating revenue;
- return on invested capital; or
- market segment shares.

The Compensation Committee may adjust any evaluation of performance against the performance goals to exclude any objective and measurable events specified at the time the performance goals are established, including but not limited to any of the following events that occurs during a performance period:

- asset write-downs;
- litigation or claim judgments or settlements;
- the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results;
- accruals for reorganization and restructuring programs;
- acceleration of amortization of debt issuance costs;
- stock-based compensation charges;
- purchase-accounting related charges, including amortization of intangible purchased assets, acquired in-process research and development charges, and similar charges associated with purchase accounting;
- any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30; and
- the related tax effects associated with each of the adjustments listed in the preceding bullets.

The Compensation Committee will determine the performance goals not later than the 90th day of the performance period, and shall determine and certify, for each participant, the extent to which the performance goals have been met. The Compensation Committee may not in any event increase the amount of compensation payable under the New KEBP upon the attainment of a performance goal to a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code. However, the Compensation Committee may (1) eliminate or reduce the payout amount payable to any participant below the amount that otherwise would be payable under the payout formula described above, and (2) determine whether or not a participant will receive a payout in the event the participant's employment terminates prior to the date the payout is to be actually paid.

Withholding of Taxes. We or our affiliates, as determined by our Compensation Committee, will withhold all applicable taxes, including federal, state, local and other taxes, from any award payout.

Effect on Employment. Nothing in the New KEBP interferes with or limits in any way our right or the right of any of our affiliates to terminate any participant's employment or service at any time, with or without cause, or to deal with a participant without regard to the effect upon him or her as a participant in the New KEBP.

Beneficiary Designations. For as long as permitted by our Compensation Committee, New KEBP participants may designate one or more beneficiaries to receive any payout amount that is payable to the participant at the time of his or her death. If beneficiaries may be designated, a participant may designate different beneficiaries (or revoke a prior beneficiary designation) at any time by delivering a new designation (or a revocation of a prior designation) to our Compensation Committee. The designation or revocation will be effective as of the date the designation or revocation is executed (whether or not the participant still is living) if it is received by our Compensation Committee, but not impact any payout made before the change is recorded. The last effective designation received by our Compensation Committee will supersede all prior designations. If beneficiaries may no longer be designated, or if a participant dies without designating a beneficiary, the participant's payouts will be paid

to the participant's general beneficiary shown on our records. If the beneficiary dies before the participant, the participant's payouts will be paid to his or her estate.

Nontransferability of Awards. No award granted under the New KEBP may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or as described regarding the designation of beneficiaries above.

Deferrals. Our Compensation Committee may allow a participant to defer receipt of cash that the participant would otherwise receive under the New KEBP. Deferral elections will be subject to rules and procedures as determined by our Compensation Committee.

Termination and Amendment. If approved, the New KEBP will remain in effect indefinitely unless terminated earlier by the Board or our Compensation Committee. Either the Board or our Compensation Committee may amend or terminate the New KEBP, or any part of the New KEBP, at any time for any reason. The amendment, suspension or termination of the New KEBP will not alter or impair any rights or obligations under any award granted to a New KEBP participant unless the participant consents to such action. No award may be granted during any period of suspension or after termination of the New KEBP.

New Plan Benefits

It is not possible to determine specific awards that may be made in the future under the New KEBP because awards are discretionary and payout amounts are based on actual future performance. For more information regarding target payouts for our named executive officers, please see "Compensation Discussion and Analysis — Significant Changes Expected in 2008."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED SUNPOWER CORPORATION ANNUAL KEY EMPLOYEE BONUS PLAN.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding beneficial ownership of our class A and class B common stock as of the Record Date (except as described below) by:

- each of our directors and director nominees;
- our Chief Executive Officer, Chief Financial Officer, and each of the three other most highly compensated individuals who served as our executive officers at fiscal year-end, who we collectively refer to as our named executive officers;
- our directors, director nominees and executive officers as a group; and
- each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known by us to beneficially own more than 5% of any class of our common stock.

Applicable beneficial ownership percentages listed below are based on 40,535,337 shares of class A common stock and 44,533,287 shares of class B common stock outstanding as of the Record Date. The business address for each of our directors and executive officers is our corporate headquarters at 3939 North First Street, San Jose, California 95134.

	Shares Beneficially Owned(1)				
	Class A Common Stock		Class B Common Stock		% Total Voting Power(2)
	Shares	%	Shares	%	
Directors, Director Nominees and Named Executive Officers					
W. Steve Albrecht(3)	11,602	*	—	*	*
Betsy S. Atkins(4)	2,200	*	—	*	*
Thomas L. Dinwoodie(5)	1,617,999	4.0	—	*	*
Emmanuel T. Hernandez(6)	156,738	*	—	*	*
Bruce R. Ledesma(7)	37,547	*	—	*	*
T.J. Rodgers(8)	17,500	*	44,533,287	100	89.8
Howard J. Wenger(9)	67,862	*	—	*	*
Thomas H. Werner(10)	515,509	1.3	—	*	*
Pat Wood III(11)	26,102	*	—	*	*
All Directors, Director Nominees and Executive Officers as a Group (11 persons)(12)	932,242	2.3	44,533,287	100	90.0
Other Persons					
BlackRock, Inc., BlackRock Investment Management LLC, BlackRock (Channel Islands) Ltd, and BlackRock Investment Management UK Ltd(13)	2,084,506	5.1	—	*	*
Cypress Semiconductor Corp.	—	*	44,533,287	100	89.8
FMR, LLC(14)	5,272,912	13.0	—	*	*
Ivy Investment Management Company, Waddell & Reed Investment Management Company, Waddell & Reed, Inc., Waddell & Reed Financial Services, Inc., and Waddell & Reed Financial, Inc.(15)	2,070,769	5.1	—	*	*

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares underlying options held by that person that will be exercisable within 60 days of March 12, 2008, are deemed to be outstanding.

Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Percentage total voting power represents voting power with respect to all shares of our class A common stock and class B common stock, voting as a single class. Each holder of class B common stock is entitled to eight votes per share of class B common stock and each holder of class A common stock is entitled to one vote per share of class A common stock on all matters to be submitted to stockholders for vote. The class A and class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise may be required by law. The class B common stock is convertible at any time by the holder into shares of class A common stock on a one-for-one basis.

(3) Includes 3,500 shares of class A common stock held directly by Mr. Albrecht, 7,602 shares of class A common stock issuable to him upon exercise of options exercisable within 60 days of March 12, 2008, and 500 shares of restricted class A common stock held by him.

(4) Includes 1,700 shares of class A common stock issuable to Ms. Atkins upon exercise of options exercisable within 60 days of March 12, 2008, and 500 shares of restricted class A common stock held by her.

(5) Includes 1,593,305 shares of class A common stock held directly by Mr. Dinwoodie, 12,347 shares of class A common stock held by the Jaelyn Wolf Irrevocable Trust UAD May 5, 2005, of which Mr. Dinwoodie is the Trustee, 12,347 shares of class A common stock held by the Ariel Wolf Irrevocable Trust UAD May 5, 2005, of which Mr. Dinwoodie is the Trustee. Mr. Dinwoodie disclaims beneficial ownership of the shares held in these trusts. 572,822 of the 1,593,305 shares held directly by Mr. Dinwoodie are subject to an equity restriction agreement with the Company, pursuant to which the shares are subject to certain transfer and repurchase restrictions. The restrictions lapse on one quarter of the shares semi-annually during the two-year restriction period, so long as Mr. Dinwoodie remains employed by SunPower. In connection with the sale of PowerLight Corporation to SunPower, Mr. Dinwoodie also contributed 437,791 of his individually held unrestricted shares and 4,718 of the shares he controls in his capacity as Trustee into an escrow account for the benefit of SunPower to secure certain representations, warranties, covenants and other matters made to SunPower as part of the terms of sale. On January 10, 2008, 218,896 shares were released from the escrow account to him and 2,360 shares were released to each of the trusts.

(6) Includes 151,738 shares of class A common stock issuable to Mr. Hernandez upon exercise of options exercisable within 60 days of March 12, 2008, and 5,000 shares of restricted class A common stock held by him.

(7) Includes 6,471 shares of class A common stock held directly by Mr. Ledesma, 2 shares of class A common stock issuable to him upon exercise of options exercisable within 60 days of March 12, 2008, and 31,074 shares of restricted class A common stock held by him.

(8) Includes 15,000 shares of class A common stock held directly by Mr. Rodgers, and 2,500 shares of restricted class A common stock held by him. Also includes 44,533,287 shares of class B common stock held by Cypress Semiconductor Corporation. Mr. Rodgers is the chief executive officer of Cypress.

(9) Includes 11,927 shares of class A common stock held directly by Mr. Wenger, 1 share of class A common stock issuable to him upon exercise of options exercisable within 60 days of March 12, 2008, and 55,934 shares of restricted class A common stock held by him.

(10) Includes 34,925 shares of class A common stock held directly by Mr. Werner, and 480,584 shares of class A common stock issuable to him upon exercise of options exercisable within 60 days of March 12, 2008, .

(11) Includes 3,500 shares of class A common stock held directly by Mr. Wood, 22,102 shares of class A common stock issuable to him upon exercise of options exercisable within 60 days of March 12, 2008, and 500 shares of restricted class A common stock held by him.

(12) Includes 116,292 shares of class A common stock held directly by the directors and officers as a group, 716,942 shares of class A common stock issuable to them upon exercise of options exercisable within 60 days of March 12, 2008, and 99,008 shares of restricted class A common stock held by them. Also includes 44,533,287 shares of class B common stock held by Cypress Semiconductor Corporation, of which Mr. Rodgers is the Chairman and Chief Executive Officer.

(13) The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC on or about November 9, 2007 by BlackRock Inc. on behalf of the investment advisory subsidiaries BlackRock Investment Management LLC, BlackRock (Channel Islands) Ltd, and BlackRock Investment Management UK Ltd., which indicated that such parties have beneficial ownership of 2,084,506 shares of class A common stock, with shared voting and dispositive power with respect to said shares. The business address of BlackRock Inc. is 40 East 52nd Street, New York, NY 10022.

(14) The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC on or about February 14, 2008 by FMR LLC, or FMR, which indicated that it has beneficial ownership of 5,272,912 shares of class A common stock, and sole voting power with respect to 81,300 shares. FMR's beneficial ownership includes holdings of Fidelity Management & Research Company, or Fidelity, which is a wholly-owned subsidiary of FMR. Fidelity has indicated it has beneficial ownership of 5,178,812 shares, including 193,833 shares resulting from the assumed conversion of $11.0 million principal amount of our 1.25% convertible debentures due February 15, 2027. Edward D. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole power to dispose of 5,178,812 shares. FMR's beneficial ownership also includes holdings of Strategic Advisers, Inc., or Strategic Advisors, a wholly-owned subsidiary of FMR. Strategic Advisors has indicated it has beneficial ownership of 1,000 shares. FMR's beneficial ownership also includes holdings of Pyramis Global Advisors Trust Company, or Pyramis, which is an indirect wholly-owned subsidiary of FMR. Pyramis has indicated it has beneficial ownership of 76,300 shares. Edward D. Johnson 3d and FMR, through its control of Pyramis, each has sole dispositive power over 76,300 shares and sole power to vote or to direct the voting of 63,500 shares. FMR's beneficial ownership also includes holdings of Fidelity International Limited, or FIL. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR voluntarily made its Schedule 13G filing as if all of the shares are beneficially owned by FMR and FIL on a joint basis, The business address of FMR is 82 Devonshire Street, Boston, MA 02109.

(15) The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC on or about February 1, 2008 by Ivy Investment Management Company, or IICO, Waddell & Reed Investment Management Company, or WRIMCO, Waddell & Reed, Inc., or WRI, Waddell & Reed Financial Services, Inc., or WRFSI, Waddell & Reed Financial, Inc., or WDR, which indicated they collectively have beneficial ownership of 2,070,769 shares of class A common stock. They also indicated that IICO has beneficial ownership of and sole to power to vote or direct the vote, as well as sole power to dispose or direct the disposition, with respect to 1,343,941 shares, WRIMCO has beneficial ownership of and sole power to vote or direct the vote, as well as sole power to dispose or direct the disposition, with respect to 726,828 shares, WRI has beneficial ownership of and sole power to vote or direct the vote, as well as sole power to dispose or direct the disposition, with respect to 726,828 shares, WRFSI has beneficial ownership of and sole power to vote or direct the vote, as well as sole power to dispose or direct the disposition, with respect to 726,828 shares, WDR has beneficial ownership of and sole power to vote or direct the vote, as well as sole power to dispose or direct the disposition, with respect to 2,070,769 shares. IICO, WRIMCO, WRI, WRFSI and WDR are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934. Indirect "beneficial ownership" is attributed to the respective parent companies solely because of the parent companies' control relationship to WRIMCO and IICO. The business address of each beneficial owners is 6300 Lamar Avenue, Overland park, KS 66202.

Executive Officers

Certain information as of March 12, 2008, regarding each of our executive officers is set forth below:

Name	Age	Position
Thomas H. Werner	48	Chief Executive Officer
Emmanuel T. Hernandez	52	Chief Financial Officer
Richard M. Swanson	62	President and Chief Technical Officer, SunPower Corporation
Howard J. Wenger	48	Senior Vice President, Global Business Units
Bruce R. Ledesma	40	General Counsel and Corporate Secretary
Douglas J. Richards	49	Vice President, Human Resources & Corporate Services
Daniel S. Shugar	44	President, SunPower Corporation, Systems

Thomas H. Werner has served as our Chief Executive Officer and as a member of our Board since June 2003. From 2001 to 2003, Mr. Werner served as Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress Semiconductor Corporation. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. Mr. Werner currently serves as a board member of Silicon Light Machines and Cree, Inc.

Emmanuel T. Hernandez has served as our Chief Financial Officer since April 2005. Prior to joining SunPower, Mr. Hernandez served more than eleven years as the Executive Vice President of Finance and Administration and Chief Financial Officer at our parent company, Cypress Semiconductor Corporation, a semiconductor design and manufacturing company. Mr. Hernandez currently serves as a member of the board of directors of ON Semiconductor, Integration Associates and Aruba Networks.

Dr. Richard M. Swanson co-founded SunPower Corporation in 1985. He has served as our President and Chief Technical Officer since 2003. Prior to his current position, Dr. Swanson served as our Chief Executive Officer and President from 1991 to 2003 and our Vice President and Director of Technology from 1990 to 1991. From 1976 to 1991, Dr. Swanson served as a professor of electrical engineering at Stanford University.

Howard J. Wenger has served as our Senior Vice President, Global Business Units since February 2008, prior to which he served as our Vice President, Global Business Units since January 2007. From 2003 to 2007, Mr. Wenger served as Executive Vice President and a member of the board of directors for PowerLight Corporation, a solar system integration company that we acquired in January 2007 and renamed SunPower Corporation, Systems in June 2007. From 2000 to 2003 he was Vice President, North American Business of AstroPower Inc., a solar power manufacturer and system provider. From 1998 to 2000 Mr. Wenger was the Director, Grid-Connected Business, for AstroPower. From 1993 to 1998 Mr. Wenger worked for the Pacific Gas & Electric Company, a utility company in northern California, in both research and strategic planning, and from 1989 to 1993 Mr. Wenger co-founded and managed Pacific Energy Group, a solar power consulting firm.

Bruce R. Ledesma has served as our General Counsel and Corporate Secretary since January 2007. From 2005 to 2007 Mr. Ledesma served as General Counsel of PowerLight Corporation. From 2002 to 2004 Mr. Ledesma served as the Executive Vice President and General Counsel of Barra, Inc., a financial risk management company. From 2000 to 2002 Mr. Ledesma served as Vice President, Barra Ventures and, from 1998 to 2000, he was Barra's Associate General Counsel. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP. Mr. Ledesma currently serves as a board member of Tahoe-Baikal Institute, a nonprofit organization.

Douglas J. Richards has served as our Vice President, Human Resources & Corporate Services since September 2007 when he initially joined us. From 2006 to 2007, Mr. Richards was Vice President of Human Resources and Administration for SelectBuild, a wholly-owned subsidiary of BMHC, and from 2000 to 2006, Mr. Richards was Senior Vice President of Human Resources and Administration for BlueArc.

Daniel S. Shugar serves as President of our subsidiary SunPower Corporation, Systems, a position he held since January 2007, when we acquired PowerLight Corporation, renamed SunPower Corporation, Systems in June 2007. Mr. Shugar joined PowerLight in January 1996. Prior to the PV industry, he worked for the Pacific Gas & Electric Company, where he managed PG&E's Solar Projects research group after several years of transmission

planning and substation operations. Mr. Shugar also serves as a member of the Board of Trustees of the American Solar Energy Society.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion relates to our compensation program during the fiscal year ended December 30, 2007. A summary of significant expected changes for 2008 appears at the end of the discussion.

General Philosophy and Objectives

In 2007, we compensated our named executive officers through a mix of base salary, cash bonus awards, time-based equity awards and certain other benefits. Our compensation program was designed to

- align executive compensation with business objectives and performance,
- enable us to attract, retain and reward executive officers who contribute to our long-term success,
- attract and retain the best people in the industry, and
- provide additional long-term incentives to officers and employees to work to maximize stockholder value.

To achieve these objectives, we designed and implemented incentive compensation to primarily reward our named executive officers for positive financial performance and achievement of corporate objectives. To this end, we tied a substantial portion of our named executive officers' overall compensation to measurable quarterly corporate milestones, which were derived from annual corporate objectives approved by the Board, and individual performance goals that we refer to as Key Initiatives, which often were derived from or supported corporate milestones and were specific to each officer's areas of responsibility. In addition, our named executive officers participated in an annual bonus plan based on annual company revenue and profitability. We also provided our named executive officers a variety of other benefits, such as health, vision, and life insurance, that we also made available generally to all salaried employees.

Establishing Compensation Opportunities

Overall, our aim during 2007 was to offer our named executive officers total compensation opportunities at the 50th percentile of a peer group of competitive companies. Accordingly, we reviewed the compensation that we offered against that offered by peer group companies on an annual basis. We retained Radford Surveys + Consulting, a business unit of Aon Corporation, or Radford, a compensation consulting firm, to help us identify and maintain a peer group of competitive companies to which we referred when establishing executive compensation.

Due to the relative youth of the solar industry, however, in 2007, Radford provided us with information regarding compensation programs at certain semiconductor and capital equipment companies with annual revenue less than $500 million, as well as peer companies identified by us. These particular companies were chosen because we believed they were the companies that most closely matched our core business. Specifically, Radford provided compensation data with respect to base salaries, cash bonus awards as a percentage of base salaries, total cash compensation, and equity awards. The companies included in our peer group are listed below.

- Active Power, Inc.
- American Superconductor Corp.
- Catalytica Energy Systems, Inc.
- Emcore Corporation
- Energy Conversion Devices, Inc.
- Evergreen Solar, Inc.
- FuelCell Energy, Inc.
- Kemet
- Plug Power Inc.
- Power-One, Inc.
- Quantum Fuel Systems Technologies Worldwide, Inc.
- Valence Technology, Inc.

In 2007, Radford also assisted us in identifying and establishing total compensation targets at the 50th percentile of the peer group and with general oversight of our compensation program. This general oversight included helping us evaluate our compensation practices and assisting us with developing and implementing our executive compensation program and philosophy.

Compensation Components

During the fiscal year ended December 30, 2007, we provided to our named executive officers compensation consisting of base salary, cash bonus awards, time-based equity awards and certain other benefits.

Base Salary. In 2007, we established base salaries for our executives based on the scope of their responsibilities, and took into account competitive market compensation paid by companies in our competitive peer group for similar positions. Generally, we believed that executive base salaries should be targeted at or below the 50th percentile of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy in order to best attract, retain and equitably reward our executives.

We review base salaries annually, and adjust base salaries from time to time to realign salaries with market levels, based on the information provided by Radford, after taking into account an individual's prior performance experience, criticality of position and expected future performance. Our Compensation Committee approves the employee salary for our Chief Executive Officer, and for each named executive officer below the Chief Executive Officer level based on the Chief Executive Officer's recommendation. In 2007, our Chief Executive Officer and Chief Financial Officer did not receive a raise in salary. We determined the salaries of our other named executive officers while negotiating the acquisition of PowerLight Corporation.

Based on information presented to us by Radford regarding market ranges for salaries at peer group companies, we believe we set our named executive officers' base salaries at approximately the 50th percentile of our peer group of companies. As a result, we believe that we compensated our named executive officers equitably in 2007 when compared to competitive or similar companies.

Cash Bonus Awards. In 2007, we utilized cash bonus awards to align executive compensation with business objectives and performance. For 2007, our cash bonus was administered through our Key Employee Bonus Program, or 2007 KEBP, which had a quarterly component, based on achieving personal quarterly Key Initiatives, and an annual component, based on achieving corporate annual revenue and profit before tax targets. Our Compensation Committee approved the employee bonus program incentive level for our Chief Executive Officer, and for each named executive officer below the Chief Executive Officer level based on the Chief Executive Officer's recommendations.

We established the 2007 KEBP targets based on a review of cash bonus awards paid to officers in similar positions at comparable companies according to the data provide by Radford, so that our officers' annual bonus opportunities were set slightly above the 50th percentile of comparable companies so that the total cash compensation was set near the 50th percentile of comparable companies. We also considered, with respect to our Chief Executive Officer and Chief Financial Officer, prior performance, criticality of position, and expected future performance. The table below summarizes the targets for each named executive officer and the allocation between potential quarterly and annual payouts.

Name	Aggregate Target Payout Under 2007 KEBP as Percentage of Annual Salary (%)	Aggregate Quarterly 2007 KEBP Allocation as Percentage of Annual Salary(%)	Annual 2007 KEBP Allocation as Percentage of Annual Salary(%)
Thomas H. Werner, Chief Executive Officer	80	40	40
Emmanuel T. Hernandez, Chief Financial Officer	80	40	40
Thomas L. Dinwoodie, Founder and Chief Technology Officer, SunPower Corporation, Systems	50	30	20
Howard J. Wenger, Senior Vice President, Global Business Units	50	30	20
Bruce R. Ledesma, General Counsel and Corporate Secretary	50	30	20

Quarterly 2007 KEBP Component. Quarterly awards under the 2007 KEBP were formula-driven and triggered when we achieved our profit before tax objective for the quarter. In determining whether any quarterly bonuses were to be paid, we would first have to achieve our profit before tax goal for the quarter. If such goal were achieved, the amount of funding of the quarterly bonus pool was then determined by the level of achievement of company milestones, which were reviewed and approved by the Board at the beginning of each quarter. If we achieved 80% or more of our company milestones, then individuals could have received up to such percentage of their target quarterly 2007 KEBP payment, subject to their own personal achievement of their Key Initiatives for that quarter. If we achieved more than 60% but less than 80% of our company milestones, then individuals could have received up to 50% of their target quarterly 2007 KEBP payment, subject to their own personal achievement of their Key Initiatives for that quarter. If we achieved 60% or less of our company milestones, then individuals would not receive a quarterly 2007 KEBP payment, regardless of their personal achievement of their Key Initiatives for that quarter. The table below summarizes potential quarterly 2007 KEBP payouts in four scenarios for executive officers with 80% and 50% aggregate target bonus payouts.

Aggregate Target Payout Under 2007 KEBP as Percentage of Annual Salary (%)	Aggregate Quarterly 2007 KEBP Allocation as Percentage of Annual Salary (%)	Each Quarterly KEBP Target as Percentage of Annual Salary (%)	Quarterly Profit Before Tax Goal Achieved	Quarterly Corporate Milestones Achieved (%)	Personal Key Initiatives Achieved (%)	Resulting Quarterly 2007 KEBP Bonus as Percentage of Annual Salary (%)
80	40	10.0	No	100	100	0.0
			Yes	90	100	9.0
			Yes	75	100	5.0
			Yes	75	75	3.8
50	30	7.5	No	100	100	0.0
			Yes	90	100	6.8
			Yes	75	100	3.8
			Yes	75	75	2.8

Annual 2007 KEBP Component. Annual awards under the 2007 KEBP were also formula-driven and were assessed at the end of the fiscal year based on our attainment of revenue and profit before tax targets for the year. Our revenue and profit before tax targets were established at the beginning of our fiscal year and approved by our Compensation Committee.

We met our revenue and profit before tax goals for 2007. Annual 2007 KEBP bonus awards are to be paid in two installments in July 2008 and January 2009. With respect to the annual 2007 KEBP payments, our named executive officers will have to be employed by us on the scheduled payment date in order to receive their annual 2007 KEBP bonus. Unless otherwise provided in a named executive officer's employment agreement, if a named executive officer's employment is terminated prior to the scheduled payment date (unless by reason of death or disability), his or her bonus will be forfeited. Bonus payments, subject to continued employment, are reflected in the 2007 KEBP Annual Bonus Tables below in "Executive Compensation."

Time-Based Equity Awards. Our Compensation Committee believes that long-term company performance was best achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. Our Amended and Restated 2005 Stock Incentive Plan permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards. Consistent with our goal to attract, retain and reward the best possible talent, and in light of our setting our total direct compensation at the 50th percentile of our peer group of companies, we targeted long-term equity grants between the 50th and 75th percentile of our peer group of companies. Actual individual grants were set above or below the target based on each executive officer's performance during the past year, value of unvested versus vested equity grants from prior years, criticality of position, and expected future performance, except with respect to Messrs. Dinwoodie, Wenger and Ledesma whose awards were negotiated prior to our acquisition of PowerLight Corporation in January 2007.

Due to our initial public offering in November 2005 and the increased value of then outstanding equity awards previously granted to our Chief Executive Officer and Chief Financial Officer, we affirmatively decided in 2006 not to grant equity awards to our Chief Executive Officer or Chief Financial Officer as part of their 2006 compensation, which resulted in base salary representing a majority percentage of total compensation for such individuals in 2006. After reviewing the data provided by Radford and comparing the time-based equity compensation awarded to comparable officers at peer companies, against the named executive officers' then current outstanding equity awards, we decided for 2007 that equity compensation should represent a larger portion of the total compensation for Mr. Hernandez, to align his incentives with returns for stockholders. We determined, based on data available from comparable companies, that our Chief Executive Officer's still outstanding time-based equity awards were comparable to similar compensation arrangements with chief executive officers at other companies and that no further awards were required in 2007.

As of March 12, 2008, our Amended and Restated 2005 Stock Incentive Plan had approximately 150,000 shares reserved for grants of equity based awards. In addition to granting equity-based awards to our executives as part of a long-term incentive plan, we also intend to utilize these shares for awards to non-officer employees, including new hires, and in recognition of individual achievements and contributions to corporate or business unit performance or in circumstances where we face a critical retention need. We do not maintain any equity or other security ownership guidelines or requirements for our executives. Additionally, we do not have a formal or informal policy regarding adjustment or recovery of awards or payments if the relevant performance goals or measures upon which they are based are restated or otherwise adjusted so that awards or payments are reduced.

Perquisite. Perquisites were not a material portion of the overall compensation program for our executives in 2007. We do provide certain other benefits, such as health, vision, and life insurance, which are generally available to all employees. We also provided matching contributions to the 401(k) accounts of Messrs. Dinwoodie and Wenger. Such matching contributions are a continuation of the benefits program of PowerLight Corporation that existed before our acquisition of PowerLight in January 2007, and remained generally available to all employees of that subsidiary during 2007. In addition, we permitted Messrs. Dinwoodie and Wenger to have personal use of a vehicle leased by the company for business purposes.

Termination of Employment Payments

Regarding time-based equity awards, unless otherwise provided in the award agreement, an employment agreement or equity restriction agreement, upon termination of a participant's employment or service, the participant will forfeit any outstanding awards except that a participant will have 90 days following termination of employment or service to exercise any then vested options or stock appreciation rights (one year if termination of employment or service is a result of the participant's disability or death). Additionally, our named executive officers are entitled to receive certain payments from us or our affiliates in the event of certain change of control or termination events. For more information, see "Executive Compensation — Employment Agreements and Potential Payments Upon Termination or Change of Control" below.

Businesses in our industry face a number of risks, including the risk of being acquired in the future. We believe that entering into change of control and severance arrangements with certain of our executives has helped us attract and retain excellent executive talent. The terms of the change of control and severance arrangements were

negotiated as part of the hiring process for Messrs. Werner and Hernandez and as part of the PowerLight acquisition for Messrs. Dinwoodie, Wenger and Ledesma. Without these provisions, these executives may not have chosen to accept employment with us or remain employed by us. For a further description of the payments that our named executive officers are entitled to receive in the event of certain change of control or termination events, please see "Executive Compensation — Employment Agreements and Potential Payments Upon Termination or Change of Control" below.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally denied deductions for compensation paid to the chief executive officer and the next four most highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the taxable year. Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation.

Indemnification of Officers and Directors

Under Article VIII of our Amended and Restated Certificate of Incorporation and Article 6 of our Restated Bylaws, we will indemnify our directors, officers, employees and other agents to the maximum extent allowed under Delaware corporate law. Delaware corporate law generally provides for officers, directors and other corporate agents to be indemnified in situations including under certain circumstances for liabilities (including reimbursement for expenses) arising under the Securities Act of 1933, as amended. We have entered into agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. We have been informed, however, that it is the Securities and Exchange Commission's position that if we indemnify our directors, officers or persons controlling us for liabilities arising under the Securities Act, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PowerLight Acquisition

On January 10, 2007, we completed the acquisition of PowerLight Corporation through a merger transaction. Upon the completion of the acquisition, all of the outstanding shares of PowerLight, and a portion of each vested option to purchase shares of PowerLight, were cancelled, and all of the outstanding options to purchase shares of PowerLight (other than the portion of each vested option that was cancelled) were assumed by us in exchange for aggregate consideration of (1) approximately $120.7 million in cash plus (2) a total of 5,708,723 shares of class A common stock, which includes (a) 1,601,839 shares of class A common stock that may be issued upon the exercise of assumed vested and unvested PowerLight stock options and (b) 1,675,881 shares of class A common stock issued to certain employees of the PowerLight business in connection with the acquisition, which shares are subject to certain transfer restrictions and a repurchase option held by us, both of which lapse over a two-year period under the terms of equity restriction agreements with such employees. The restrictions had lapsed with respect to one-half of such shares as of March 12, 2008.

In connection with the acquisition, three executives of PowerLight were appointed executive officers of SunPower, including Thomas Dinwoodie, Howard Wenger and Bruce Ledesma. As part of the merger, these executive officers entered into certain compensation arrangements and equity restriction agreements. In addition to these compensation elements, under the terms of the merger, Messrs. Ledesma and Wenger were also granted 41,433 Restricted Shares of class A common stock and 74,579 Restricted Shares of class A common stock, respectively, subject to certain transfer, repurchase and other restrictions. For each of these officers, the restrictions lapse on 25% of the shares annually during the four-year restriction period, so long as the executive officer remains employed by us. For more information on such arrangements and restrictions, please see "Executive Compensation — Employment Agreements and Potential Payments Upon Termination or Change of Control."

Significant Changes Expected in 2008

For 2008, we intend to modify our cash bonus compensation program and operate under two separate cash bonus plans. If Proposal Four is approved by our stockholders, one such cash bonus plan applicable in 2008 will be the Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan, which is summarized in Proposal Four. The second cash bonus plan will be our Key Initiative Plan. The objective of the Key Initiative Plan is to provide incentives to our key employees, including the named executive officers, based on quarterly company milestones and an individual's performance against set individual Key Initiatives. Target bonuses under the Key Initiative Plan are set by the Compensation Committee (which may delegate this authority to our executive officers provided that target bonuses for executive officers must be approved by the Compensation Committee). The Compensation Committee may, in its discretion, set maximum caps on the payout amount for bonuses awarded under the Key Initiative Plan. Quarterly bonuses under the Key Initiative Plan are based on a combination of (a) the participant's score in achieving certain Key Initiatives established at the start of such quarter by the participant and his or her supervisor, (b) our score in achieving certain company milestones established for such quarter by the Board, and (c) our profit before tax at the end of each quarter as compared to the profit before tax financial target as determined by the executive officers at the beginning of such quarter.

Under the new cash bonus compensation program in 2008, the target payouts are expected to increase for our named executive officers. The following table summarizes the target payouts, as a percentage of base salary, expected for each named executive officer as well as the allocation between the Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan, discussed in Proposal Four, and the Key Initiative Plan.

Name	Aggregate Target Payout as Percentage of Annual Salary (%)	Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan Allocation as Percentage of Annual Salary (%)	Key Initiative Plan Allocation as Percentage of Annual Salary (%)
Thomas H. Werner, Chief Executive Officer	200	133	67
Emmanuel T. Hernandez, Chief Financial Officer	80	53	27
Thomas L. Dinwoodie, Founder and Chief Technology Officer, SunPower Corporation, Systems	50	33	17
Howard J. Wenger, Senior Vice President, Global Business Units	70	47	23
Bruce R. Ledesma, General Counsel and Corporate Secretary	50	33	17

EXECUTIVE COMPENSATION

2007 Summary Compensation Table

The following table sets forth information regarding compensation earned during 2006 and 2007 by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as of December 30, 2007, who we refer to collectively as our named executive officers. Messrs. Dinwoodie, Wenger and Ledesma joined us on January 10, 2007; therefore, information regarding their compensation addresses compensation earned by them only thereafter.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Total ($)
Thomas H. Werner, Chief Executive Officer	2007	323,000	—	—	212,543	206,092	741,635
	2006	315,096	—	—	385,549	198,838	899,483
Emmanuel T. Hernandez, Chief Financial Officer	2007	321,923	—	47,820	241,379	192,197	803,319
	2006	307,582	—	—	622,859	176,109	1,106,550
Thomas L. Dinwoodie, Founder and Chief Technology Officer, SunPower Corporation, Systems	2007	242,997	—	20,638,377	—	90,445	20,971,819
Howard J. Wenger, Senior Vice President, Global Business Units	2007	232,344	—	802,529	1,758,511	85,437	2,878,821
Bruce R. Ledesma, General Counsel and Corporate Secretary	2007	221,430	—	445,852	597,396	84,297	1,348,975

(1) Salary represents actual salary earned during each applicable year, and includes base salary and actual payments for accrued vacation and holidays.

(2) Excludes the following bonuses paid to Messrs. Dinwoodie, Wenger and Ledesma, respectively, after our acquisition of PowerLight Corporation in January 2007, based on their performance as officers of PowerLight Corporation during 2006: $32,197, $36,383, and $30,391.

(3) No stock awards were awarded to Messrs. Werner and Hernandez in fiscal 2006. In 2007, Mr. Hernandez was awarded 5,000 Restricted Shares on May 4, 2007. As part of the negotiated terms of our acquisition of PowerLight Corporation, Mr. Wenger was awarded 74,579 Restricted Shares, and Mr. Ledesma was awarded 41,433 Restricted Shares. These amounts are the amounts of compensation cost recognized in the applicable year for financial reporting purposes related to awards in prior fiscal years and fiscal 2007, excluding the effect of certain forfeiture assumptions. See Note 17 to our condensed consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007.

(4) No stock options were awarded to Messrs. Werner and Hernandez in fiscal 2006, nor were there any option awards to our named executive officers in fiscal 2007. These amounts are the amounts of compensation cost recognized in the applicable year for financial reporting purposes related to awards in prior fiscal years, excluding the effect of certain forfeiture assumptions. See Note 17 to our condensed consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007. Options held by Messrs. Wenger and Ledesma were granted by PowerLight Corporation

prior to our acquisition of PowerLight in January 2007, and we assumed such options in connection with the acquisition.

(5) Figures above represent non-equity compensation earned in the applicable year. Includes 2006 KEBP quarterly bonus payments earned in 2006, as follows: Mr. Werner, $61,886; and Mr. Hernandez, $44,669. Also includes 2006 KEBP annual bonus payments earned in 2006 and paid in July 2007 and January 2008, as follows: Mr. Werner, $136,952; Mr. Hernandez $131,440. Also includes 2007 KEBP quarterly and annual bonus payments earned in 2007, which are summarized in the 2007 KEBP Bonus Awards Tables below.

The material terms of our KEBP bonus awards are described above in our "Compensation Discussion and Analysis" under the subheading "Cash Bonus Awards." Our Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect in the future to adopt plans or programs providing for additional benefits if the Compensation Committee determines that doing so is in our best interests.

2007 KEBP Bonus Awards Tables. The following tables set forth additional information about the bonus information disclosed above in the 2007 Summary Compensation Table:

Name	2007 KEBP Aggregate Quarterly Bonus Awards	
	Target ($)(1)	Actual ($)
Thomas H. Werner	129,200	63,972
Emmanuel T. Hernandez	124,000	55,797
Thomas L. Dinwoodie	73,001	36,911
Howard J. Wenger	69,757	34,281
Bruce R. Ledesma	67,500	34,797

(1) For Messrs. Werner and Hernandez, the quarterly bonus awards under the 2007 KEBP represent 50% of their total target cash bonus awards. For Messrs. Dinwoodie, Wenger and Ledesma, the quarterly bonus awards under the 2007 KEBP represent 60% of their total target cash bonus awards.

Name	2007 KEBP Annual Bonus Awards(1)			
	Target Total Payment ($)	Actual July 2008 Payment ($)(2)	Actual Jan. 2009 Payment ($)(2)	Actual Total Payment ($)
Thomas H. Werner	129,200	71,060	71,060	142,120
Emmanuel T. Hernandez	124,000	68,200	68,200	136,400
Thomas L. Dinwoodie	48,668	26,767	26,767	53,534
Howard J. Wenger	46,505	25,578	25,578	51,156
Bruce R. Ledesma	45,000	24,750	24,750	49,500

(1) For Messrs. Werner and Hernandez, the annual bonus awards under the 2007 KEBP represent 50% of their total target cash bonus awards. For Messrs. Dinwoodie, Wenger and Ledesma, the annual bonus awards under the 2007 KEBP represent 40% of their total target cash bonus awards.

(2) Under the 2007 KEBP, payouts exceeded the annual target amounts for each named executive officer. Each individual must be employed by us at the scheduled payment date to receive the annual bonus (unless employment is terminated by reason of death or disability). If the individual is terminated prior to the payment date for the annual bonus, the annual bonus will be forfeited unless otherwise provided under a person's employment agreement.

Employment Agreements. For a description of the employment agreements that we have with certain of our executives, please see "Employment Agreements and Potential Payments Upon Termination or Change of Control" below.

2007 Grants of Plan-Based Awards Table

During 2007, our named executive officers earned plan-based stock awards under our Amended and Restated SunPower Corporation 2005 Incentive Stock Plan and cash bonus awards under our Key Employee Bonus Plan. The following table sets forth information regarding the stock awards and cash bonus awards granted to each named executive officer during 2007.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)(3)(4)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)(1)	Target ($)(2)	Maximum ($)(1)		
Thomas H. Werner	—	—	258,400	284,240	—	—
Emmanuel T. Hernandez	—	—	248,00	272,800	—	—
	05/04/2007	—	—	—	5,000	291,700
Thomas L. Dinwoodie	—	—	121,669	133,836	—	—
Howard J. Wenger	—	—	116,262	127,888	—	—
	02/08/2007	—	—	—	74,579	3,318,766
Bruce R. Ledesma	—	—	112,500	123,750	—	—
	02/08/2007	—	—	—	41,433	1,843,769

(1) Bonus awards under the 2007 KEBP, which were based on the achievement of various company milestones and individual Key Initiatives, were determined as the result of formulae contained in the 2007 KEBP. Achievement of certain company milestones could increase the KEBP bonus payment up to 110% of the target payment in 2007, or could reduce the KEBP bonus payment to zero when applied to the formula. As a result, threshold payouts were inapplicable for each named executive officer.

(2) Target Estimated Possible Payouts under KEBP were based on the assumption that we achieve 100% of our targets, and represent the following percentage of annual base salary: Mr. Werner, 80%; Mr. Hernandez, 80%; Thomas Dinwoodie, 50%; Mr. Wenger, 50%; and Mr. Ledesma 50%.

(3) Excludes shares held by Mr. Dinwoodie and subject to an equity restriction agreement entered into in connection with our acquisition of PowerLight Corporation in January 2007.

(4) Excludes options that we assumed in connection with our acquisition of PowerLight Corporation in January 2007.

Outstanding Equity Awards At 2007 Fiscal Year-End Table

The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of December 30, 2007:

		Option Awards (1)					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas H. Werner	06/09/03(1)	50,502	59,991	—	0.50	06/09/2013	—	—
	06/17/04(1)	222,347	180,996	—	3.30	06/17/2014	—	—
	06/17/04(1)	10,878	11,086	—	3.30	06/17/2014	—	—
	03/17/05(1)	137,502	112,498	—	3.30	03/17/2015	—	—
Emmanuel T. Hernandez	04/25/05(2)	85,996	115,742	—	3.30	04/25/2015	—	—
	05/04/07(3)	—	—	—	—	—	5,000	291,700
Thomas L. Dinwoodie(4)	—	—	—	—	—	—	—	—
Howard J. Wenger	12/07/04(5)	—	27,783	—	1.77	12/07/2014	—	—
	02/25/04(6)	—	24,375	—	1.77	02/25/2014	—	—
	12/07/04(7)	—	14,985	—	1.77	12/07/2014	—	—
	12/07/04(8)	1	—	—	1.77	12/07/2014	—	—
	02/08/07(9)	—	—	—	—	—	74,579	3,318,766
Bruce R. Ledesma	09/12/05(10)	1	23,152	—	2.60	09/12/2015	—	—
	02/08/07(9)	—	—	—	—	—	41,433	1,843,769

(1) Each of these options has a ten-year term, vests over a five-year period of employment from the date of grant, with a one-year initial cliff vesting period and monthly vesting thereafter, and has an exercise price equal to the market value on grant date.

(2) This option has a ten-year term, vests monthly over a three-year period of employment from the date of grant, and has an exercise price equal to the market value on grant date.

(3) This stock award vests ratably over a four year period of employment from the date of grant, with a one-year initial cliff vesting period and annual vesting thereafter.

(4) Excludes shares held by Mr. Dinwoodie and subject to an equity restriction agreement entered into in connection with our acquisition of PowerLight Corporation in January 2007.

(4) Each of these options has a ten-year term, vests over a five-year period of employment from the date of grant, with a one-year initial cliff vesting period and annual vesting thereafter, and has an exercise price equal to the market value on grant date.

(5) This option has a ten-year term, was fully vested, and has an exercise price equal to the market value on grant date. However, the shares underlying these remaining options are subject to an equity restriction agreement with SunPower pursuant to which such shares are subject to certain transfer and repurchase restrictions. The restrictions lapse on one quarter of the shares semi-annually during the restriction period, so long as Mr. Wenger remains employed by SunPower. The restrictions lapse with respect to 9,261 options each on 7/3/08 and 12/30/08.

(6) This option has a ten-year term, was fully vested, and has an exercise price equal to the market value on grant date. However, the shares underlying these remaining options are subject to an equity restriction agreement with SunPower pursuant to which such shares are subject to certain transfer and repurchase restrictions. The restrictions lapse on one quarter of the shares semi-annually during the restriction period, so long as Mr. Wenger remains employed by SunPower. The restrictions lapse with respect to 8,125 options each on 7/3/08 and 12/30/08.

(7) This option has a ten-year term, was fully vested, and has an exercise price equal to the market value on grant date. However, the shares underlying these remaining options are subject to an equity restriction agreement with SunPower pursuant to which such shares are subject to certain transfer and repurchase restrictions. The restrictions lapse on one quarter of the shares semi-annually during the restriction period, so long as Mr. Wenger remains employed by SunPower. The restrictions lapse with respect to 4,995 options each on 7/3/08 and 12/30/08.

(8) This option has a ten-year term and was fully vested, and has an exercise price equal to the market value on grant date.

(9) Each of these stock awards vests ratably over a four year period of employment on 1/10/08 and annual vesting thereafter.

(10) This option has a ten-year term, was fully vested, and has an exercise price equal to the market value on grant date. However, the shares underlying these remaining options are subject to an equity restriction agreement with SunPower pursuant to which such shares are subject to certain transfer and repurchase restrictions. The restrictions lapse on one quarter of the shares semi-annually during the restriction period, so long as Mr. Ledesma remains employed by SunPower. The restrictions lapse with respect to 7,717 options each on 7/3/08 and 12/30/08.

2007 Option Exercises Table

The following table sets forth the number of shares acquired pursuant to the exercise of options by our named executive officers during 2007 and the aggregate dollar amount realized by our named executive officers upon such event.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Thomas H. Werner	469,500	27,511,179
Emmanuel T. Hernandez	600,000	35,288,470
Thomas L. Dinwoodie(2)	—	—
Howard J. Wenger	111,898	6,082,537
Bruce R. Ledesma	38,586	1,887,167

(1) The aggregate dollar value realized upon the exercise of an option represents the difference between the market price of the underlying shares on the date of exercise and the exercise price of the option, multiplied by the number of shares exercised.

(2) Excludes shares held by Mr. Dinwoodie and subject to an equity restriction agreement entered into in connection with our acquisition of PowerLight Corporation in January 2007.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. We do not offer such qualified or non-qualified defined benefit plans to our executives because we believe that such defined benefit plans are atypical for similar companies in both our industry and geographic region. Our Compensation Committee, which is comprised solely of "outside directors" as defined under Section 162(m) of the Internal Revenue Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. The Compensation Committee, which is comprised solely of "outside directors" as defined under Section 162(m) of the

Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Employment Agreements and Potential Payments Upon Termination or Change of Control

We have entered into award agreements under our equity plans, employment agreements, and equity restriction agreements with certain of our executive officers, each as summarized below. Unless otherwise provided by our plan administrator in the award agreement, employment agreement or equity restriction agreement, upon termination of a participant's employment or service, the participant will forfeit any outstanding equity awards except that a participant will have 90 days following termination of employment or service to exercise any then vested options or stock appreciation rights (one year if termination of employment or service is a result of the participant's disability or death). Additionally, certain of our executive officers are entitled to receive certain payments from us or our affiliates in the event of certain change of control or termination events.

Thomas H. Werner. On May 22, 2003, Mr. Werner entered into an offer letter by which he agreed to serve as our Chief Executive Officer. Under the terms of the offer letter, Mr. Werner was entitled to receive an annual salary of $275,000 and bonus in an amount up to 80% of his base salary. Mr. Werner's annual salary for 2007 was $323,000. In connection with the offer letter, Mr. Werner was granted an option to purchase 600,000 shares of our class A common stock at an exercise price of $0.50 per share and options to purchase 890,300 shares of our class A common stock at an exercise price of $3.30 per share, subject to anti-dilution provisions. Mr. Werner is employed by us "at-will," which means that either he or we may terminate his employment at any time, with or without cause, and with or without notice. The offer letter also contains an agreement to enter into a confidentiality agreement with us.

Under the terms of the offer letter, upon a change of control, we agreed to negotiate in good faith with Mr. Werner on an accelerated vesting clause for his stock options, which clause could be invoked by Mr. Werner if he was not retained in an equivalent position after the change of control. Additionally, we agreed to pay Mr. Werner an amount equivalent to one year of his base salary and provide him with one year of medical benefits if Mr. Werner is terminated by us without cause. These benefits include medical, dental, vision and life insurance benefits. Please see disclosure under the "2007 Summary Compensation Table" and "Outstanding Equity Awards at 2007 Fiscal Year-End Table" above for more information on Mr. Werner's current base salary and currently outstanding equity awards.

Emmanuel T. Hernandez. On April 1, 2005, Mr. Hernandez entered into an offer letter by which he agreed to serve as our Chief Financial Officer. Under the terms of the offer letter, Mr. Hernandez was entitled to receive an annual salary of $299,520 and bonus in an amount up to 80% of his base salary. Mr. Hernandez's annual salary for 2007 was $310,000. In connection with the offer letter, Mr. Hernandez was granted an option to purchase 1,041,738 shares of our class A common stock at an exercise price of $3.30 per share, subject to anti-dilution provisions. The offer letter also contains an agreement to enter into a confidentiality agreement with us, and limits our ability to make certain changes that result in Mr. Hernandez's constructive termination.

Under the terms of the offer letter, upon Cypress Semiconductor Corporation's repurchase of our minority interests held by other stockholders, Mr. Hernandez's options will fully vest. However, upon a change of control in which our management team conducts a leveraged buy-out and seeks financing from Cypress, Mr. Hernandez's options will not accelerate. Please see disclosure under the "Outstanding Equity Awards at 2007 Fiscal Year-End Table" above for more information on Mr. Hernandez's currently outstanding equity awards.

Thomas L. Dinwoodie. Mr. Dinwoodie is a party to an amended and restated employment agreement, effective as of January 11, 2007. Pursuant to this agreement, Mr. Dinwoodie was entitled to receive in 2007 a base salary of $243,338 per year and was eligible to receive an aggregate target bonus of 50% of his base salary, in each case subject to annual review.

The initial term of Mr. Dinwoodie's employment agreement expires on November 1, 2008, but the agreement renews automatically, unless timely terminated, for three-year periods thereafter. In the event we terminate Mr. Dinwoodie's employment without cause (as defined in his employment agreement), or Mr. Dinwoodie resigns

for good reason (as defined in his employment agreement), Mr. Dinwoodie will be entitled to receive benefits for up to 24 months, 24 months' base salary, any earned but unpaid bonus from the year prior to his termination or resignation and his pro rata target bonus for the current year.

In the event we terminate Mr. Dinwoodie's employment without cause, or Mr. Dinwoodie resigns for good reason, in both cases within three months before or 18 months after a change of control, then vesting of his outstanding equity awards is accelerated and provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Dinwoodie and us will lapse. The equity restriction agreement is discussed further below.

In the event we terminate Mr. Dinwoodie's employment for cause, or Mr. Dinwoodie resigns without good reason, all further vesting of Mr. Dinwoodie's outstanding equity awards will terminate, Mr. Dinwoodie's compensation payments (except as to amounts already earned) will cease and Mr. Dinwoodie will be entitled to receive benefits only through the date of his termination or resignation.

In the event Mr. Dinwoodie's employment is terminated by reason of death or disability (as defined in his employment agreement), Mr. Dinwoodie or his estate will be entitled to receive any earned but unpaid bonus from the year prior to his death or disability, his pro rata target bonus for the current year and benefits in accordance with the then-applicable company plans, and all of Mr. Dinwoodie's outstanding equity awards will terminate to the extent provided under his award agreements. In addition, all provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Dinwoodie and us will lapse.

Howard J. Wenger. Mr. Wenger is a party to an amended and restated employment agreement, effective as of January 11, 2007. Pursuant to this agreement, Mr. Wenger was entitled to receive in 2007 a base salary of $232,523 per year and was eligible to receive an aggregate target bonus of 50% of his base salary, in each case subject to annual review.

The initial term of Mr. Wenger's employment agreement terminates on November 1, 2008, but the agreement renews automatically, unless timely terminated, for three-year periods thereafter. In the event we terminate Mr. Wenger's employment without cause (as defined in his employment agreement), or Mr. Wenger resigns for good reason (as defined in his employment agreement), Mr. Wenger will be entitled to receive, depending on his number of full years of continuous employment by us at the time of the termination of his employment or his resignation, benefits for between six and 12 months, six to 12 months' base salary, any earned but unpaid bonus from the year prior to his termination or resignation and his pro rata target bonus for the current year.

In the event we terminate Mr. Wenger's employment without cause, or Mr. Wenger resigns for good reason, in both cases within three months before or 18 months after a change of control, then vesting of his outstanding equity awards is accelerated and provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Wenger and us will lapse. The equity restriction agreement is discussed further below.

In the event we terminate Mr. Wenger's employment for cause or Mr. Wenger resigns without good reason, all further vesting of Mr. Wenger's outstanding equity awards will terminate, Mr. Wenger's compensation payments (except as to amounts already earned) will cease and Mr. Wenger will be entitled to receive benefits only through the date of his termination or resignation.

In the event Mr. Wenger's employment is terminated by reason of death or disability (as defined in his employment agreement), Mr. Wenger or his estate will be entitled to receive any earned but unpaid bonus from the year prior to his death or disability, his pro rata target bonus for the current year and benefits in accordance with the then-applicable company plans, and all of Mr. Wenger's outstanding equity awards will terminate to the extent provided under his award agreements. In addition, all provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Wenger and us will lapse.

Daniel S. Shugar. Mr. Shugar is a party to an amended and restated employment agreement, effective as of January 11, 2007. Pursuant to this agreement, Mr. Shugar was entitled to receive in 2007 a base salary of $243,338

per year and was eligible to receive an aggregate target bonus of 50% of his base salary, in each case subject to annual review.

The initial term of Mr. Shugar's employment agreement terminates on November 1, 2008, but the agreement renews automatically, unless timely terminated, for three-year periods thereafter. In the event we terminate Mr. Shugar's employment without cause (as defined in his employment agreement), or Mr. Shugar resigns for good reason (as defined in his employment agreement), Mr. Shugar will be entitled to receive, depending on his number of full years of continuous employment by us at the time of termination of his employment or his resignation, benefits for up to 24 months, 24 months' base salary, any earned but unpaid bonus from the previous year and his pro rata target bonus for the current year.

In the event we terminate Mr. Shugar's employment without cause, or Mr. Shugar resigns for good reason, in both cases within three months before or 18 months after a change of control, then vesting of his outstanding equity awards is accelerated and provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Shugar and us will lapse. The equity restriction agreement is discussed further below.

In the event we terminate Mr. Shugar's employment for cause or Mr. Shugar resigns without good reason, all further vesting of Mr. Shugar's outstanding equity awards will terminate, Mr. Shugar's compensation payments (except as to amounts already earned) will cease and Mr. Shugar will be entitled to receive benefits only through the date of his termination or resignation.

In the event Mr. Shugar's employment is terminated by reason of death or disability (as defined in his employment agreement), Mr. Shugar or his estate will be entitled to receive any earned but unpaid bonus from the year prior to his death or disability, his pro rata target bonus for the current year and benefits in accordance with the then-applicable company plans, and all of Mr. Shugar's outstanding equity awards will terminate to the extent provided under his award agreements. In addition, all provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Shugar and us will lapse.

Bruce R. Ledesma. Mr. Ledesma is a party to an amended and restated employment agreement, effective as of January 11, 2007. Pursuant to this agreement, Mr. Ledesma was entitled to receive in 2007 a base salary of $225,000 per year and was eligible to receive an aggregate target bonus of 50% of his base salary, in each case subject to annual review.

The initial term of Mr. Ledesma's employment agreement terminates on November 1, 2008, but the agreement renews automatically, unless timely terminated, for three-year periods thereafter. In the event we terminate Mr. Ledesma's employment without cause (as defined in his employment agreement), or Mr. Ledesma resigns for good reason (as defined in his employment agreement), Mr. Ledesma will be entitled to receive, depending on his number of full years of continuous employment by us at the time of termination of his employment or his resignation, benefits for between six and 12 months, six to 12 months' base salary, any earned but unpaid bonus from the previous year and his pro rata target bonus for the current year.

In the event we terminate Mr. Ledesma's employment without cause, or Mr. Ledesma resigns for good reason, in both cases within three months before or 18 months after a change of control, then vesting of his outstanding equity awards is accelerated and provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Ledesma and us will lapse. The equity restriction is discussed further below.

In the event we terminate Mr. Ledesma's employment for cause or Mr. Ledesma resigns without good reason, all further vesting of Mr. Ledesma's outstanding equity awards will terminate, Mr. Ledesma's compensation payments (except as to amounts already earned) will cease and Mr. Ledesma will be entitled to receive benefits only through the date of his termination or resignation.

In the event Mr. Ledesma's employment is terminated by reason of death or disability (as defined in his employment agreement), Mr. Ledesma or his estate will be entitled to receive any earned but unpaid bonus from the year prior to his death or disability, his pro rata target bonus for the current year and benefits in accordance with the

then-applicable company plans, and all of Mr. Ledesma's outstanding equity awards will terminate to the extent provided under his award agreements. In addition, all provisions regarding forfeiture, restrictions on transfer and repurchase rights pursuant to the equity restriction agreement effective as of January 11, 2007 between Mr. Ledesma and us will lapse.

Pursuant to his employment agreement, each of Messrs. Dinwoodie, Wenger, Shugar and Ledesma also agreed to certain non-solicitation provisions with respect to our customers and employees, which apply for up to one year following the termination of his employment, and Messrs. Dinwoodie, Wenger and Shugar agreed to non-competition restrictions, which apply for two years following our acquisition of PowerLight Corporation in January 2007.

Equity Restriction Agreements. In addition to their respective employment agreements, each of Messrs. Dinwoodie, Wenger, Shugar and Ledesma, as well as certain other members of PowerLight's management, entered into equity restriction agreements with us pursuant to which they each agreed that half of the aggregate amount of our class A common stock received by them at the closing of the merger and our class A common stock to be received by them upon the exercise of vested stock options held by them at the closing of the merger would be subject to certain transfer and repurchase restrictions. Specifically, these individuals agreed to give us the right to repurchase the shares of our class A common stock subject to the restrictions for two years following the date of the closing of the acquisition. In exchange for their equity interests in PowerLight in connection with our acquisition of PowerLight, Mr. Dinwoodie received 2,291,285 shares of class A common stock, Mr. Wenger received options to purchase 179,042 shares of class A common stock at an exercise price of $1.77 per share, Mr. Shugar received options to purchase 534,995 shares of class A common stock at an exercise price of $0.04 per share and options to purchase 56,800 shares of class A common stock at an exercise price of $0.25 per share, and Mr. Ledesma received options to purchase 61,739 shares of class A common stock at an exercise price of $2.60 per share. If any of Messrs. Dinwoodie, Wenger, Shugar or Ledesma is terminated for cause or resigns other than for good reason (each as defined in their respective equity restriction agreement) during the restriction period, we have the right to repurchase any or all of such person's respective shares still subject to the restrictions for $0.01 per share. Provided that Messrs. Dinwoodie, Wenger, Shugar and Mr. Ledesma remain employed by us, the restrictions and repurchase right lapse on one quarter of the shares semi-annually. The restrictions and repurchase right lapse immediately upon termination by reason of death or disability or upon resignation for good reason or termination other than for cause. The restrictions had lapsed with respect to one-half of such shares as of March 12, 2008.

Tabular Disclosure of Termination Payments. The following tables summarize the estimated payments that would be made on December 28, 2007 to our named executive officers upon (1) a change of control, (2) termination without cause or voluntarily resignation for good reason, or (3) discontinued service due to death or disability, as described in their respective offer letters and employment agreements, assuming such had occurred on December 28, 2007. The dollar value identified with respect to each type of equity award is based on each officer's holdings as of December 30, 2007 and the $131.05 per share closing price for our class A common stock on December 28, 2007, the last trading day of our fiscal year ended December 30, 2007. For more information on each officer's outstanding equity awards as of December 30, 2007, please see "Outstanding Equity Awards At 2007 Fiscal-Year End Table." Such figures do not include unpaid regular salary and accrued vacation, nor do such figures reflect the impact of certain provisions of the employment agreements of Messrs. Dinwoodie, Wenger, Shugar and Ledesma that provide that, in the event any payments under the employment agreements would constitute parachute payments under Section 280G of the Internal Revenue Code or be subject to the excise tax of Section 4999 of the Internal Revenue Code, then such payments should be either delivered in full or reduced to result in no portion being subject to such tax provisions and still yield the greatest payment to the individual on an after tax basis.

Type of Benefits Payable to Thomas H. Werner	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause ($)	Upon Death or Disability ($)
Salary	—	323,000	—
Bonus	—	—	161,500
Options	46,741,920	—	—
Restricted Stock	—	—	—
Restricted Stock Units	—	—	—
Medical Benefits(2)	—	491	—
Total	46,741,920	323,491	161,500

(1) If Mr. Werner does not have an equivalent position with us after a change of control, we have agreed to negotiate in good faith to accelerate the vesting of his outstanding options.

(2) Reflects continuation of current eligible benefits.

Type of Benefits Payable to Emmanuel T. Hernandez	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause or Voluntary Resignation for Good Reason ($)	Upon Death or Disability ($)
Salary	—	—	—
Bonus	—	—	155,000
Options	14,786,041	—	—
Restricted Stock	—	—	—
Restricted Stock Units	—	—	—
Medical Benefits	—	—	—
Total	14,786,041	—	155,000

(1) A change of control is defined in Mr. Hernandez's offer letter to occur when Cypress Semiconductor purchases the remaining outstanding minority equity interests held by other SunPower stockholders, upon which the vesting of his outstanding options would accelerate.

Type of Benefits Payable to Thomas L. Dinwoodie	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause or Voluntary Resignation for Good Reason ($)	Upon Death or Disability ($)
Salary	486,676	486,676	—
Bonus	61,342	61,342	66,918
Options	—	—	—
Restricted Stock	103,756,479	103,756,479	103,756,479
Restricted Stock Units	—	—	—
Medical Benefits(2)	34,252	34,252	—
Total	104,338,749	104,338,749	103,823,397

(1) Assumes we terminate employment without cause or Mr. Dinwoodie resigns for good reason, within three months before or 18 months after a change of control, upon which the vesting of his outstanding equity awards would accelerate and restrictions under his equity restriction agreement would lapse.

(2) Reflects continuation of current eligible benefits.

Type of Benefits Payable to Howard J. Wenger	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause or Voluntary Resignation for Good Reason ($)	Upon Death or Disability ($)
Salary	193,769	193,769	—
Bonus	58,616	58,616	63,944
Options	8,680,247	8,680,247	8,680,247
Restricted Stock	9,773,578	—	—
Restricted Stock Units	—	—	—
Medical Benefits(2)	—	—	—
Total	18,706,210	8,932,632	8,744,191

(1) Assumes we terminate employment without cause or Mr. Wenger resigns for good reason, within three months before or 18 months after a change of control, upon which the vesting of his outstanding equity awards would accelerate and restrictions under his equity restriction agreement would lapse.

(2) Reflects continuation of current eligible benefits.

Type of Benefits Payable to Daniel S. Shugar	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause or Voluntary Resignation for Good Reason ($)	Upon Death or Disability ($)
Salary	486,676	486,676	—
Bonus	61,342	61,342	66,918
Options	35,383,312	35,383,312	35,383,312
Restricted Stock	—	—	—
Restricted Stock Units	—	—	—
Medical Benefits(2)	33,280	33,280	—
Total	35,964,610	35,964,610	35,450,230

(1) Assumes we terminate employment without cause or Mr. Shugar resigns for good reason, within three months before or 18 months after a change of control, upon which the vesting of his outstanding equity awards would accelerate and restrictions under his equity restriction agreement would lapse.

(2) Reflects continuation of current eligible benefits.

Type of Benefits Payable to Bruce R. Ledesma	Upon Change of Control ($)(1)	Upon Involuntary Termination without Cause or Voluntary Resignation for Good Reason ($)	Upon Death or Disability ($)
Salary	150,000	150,000	—
Bonus	56,719	56,719	61,875
Options	2,973,874	2,973,874	2,973,874
Restricted Stock	5,429,795	—	—
Restricted Stock Units	—	—	—
Medical Benefits(2)	11,011	11,011	—
Total	8,621,399	3,191,604	3,035,749

(1) Assumes we terminate employment without cause or Mr. Ledesma resigns for good reason, within three months before or 18 months after a change of control, upon which the vesting of his outstanding equity awards would accelerate and restrictions under his equity restriction agreement would lapse.

(2) Reflects continuation of current eligible benefits.

DIRECTOR COMPENSATION

2007 Director Compensation Table

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
W. Steve Albrecht	50,000	98,981	138,003	286,984
Pat Wood III	85,417	98,981	138,411	322,809
Betsy S. Atkins	81,771	98,981	150,754	331,506
Thurman J. Rodgers	—	494,907	—	494,907

(1) The amounts listed under "Fees Earned or Paid in Cash" include, in addition to a director's normal retainer of $25,000, the normal committee fee of $5,000 for each committee on which a director serves but does not chair, the normal committee chair fee of $15,000 for each committee that a director chairs, and payments for service by Mr. Wood and Ms. Atkins on special committees of the board of $35,417 and $31,771, respectively.

(2) These amounts are the amounts of compensation cost recognized in 2007 for financial reporting purposes related to stock awards in 2007 and prior years, excluding the effect of certain forfeiture assumptions. See Note 17 to our condensed consolidated financial statements in our Annual Report for the fiscal year ended December 30, 2007 for details as to the assumptions used to determine the fair value of the stock awards. See also our discussion of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" in our Annual Report for the fiscal year ended December 30, 2007. The non-employee directors had stock awards outstanding as of December 30, 2007 for the following number of shares: Mr. Albrecht, 4,000; Mr. Wood, 4,000; Ms. Atkins, 1,000; and Mr. Rodgers (who engages in certain management activities in addition to participating in board meetings, including among other things participating in full day quarterly business reviews, ongoing technology review and oversight, and

other management activities), 17,500. Each non-employee director other than Mr. Rodgers received a grant of 2,000 shares of restricted stock on May 7, 2007, with quarterly vesting over one year from the date of grant. Mr. Rodgers received a grant of 10,000 shares of restricted stock on May 7, 2007, with quarterly vesting over one year from the date of grant. The entire grant date fair value (including amounts reported for 2007) of the stock award issued to the non-employee directors in 2007 was as follows: Mr. Albrecht, $112,400; Mr. Wood, $112,400; Ms. Atkins, $112,400; and Mr. Rodgers, $562,000.

(3) These amounts are the amounts of compensation cost recognized in 2007 for financial reporting purposes related to option awards in 2007 and prior years, excluding the effect of certain forfeiture assumptions. See Note 17 to our condensed consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" in our Annual Report for the fiscal year ended December 30, 2007. The non-employee directors had option awards outstanding as of December 30, 2007 for the following number of shares: Mr. Albrecht, 33,000; Mr. Wood, 48,000; Ms. Atkins, 29,998; and Mr. Rodgers, 0. Each non-employee director other than Mr. Rodgers received a option grant for 6,000 shares of stock, with an exercise price of $56.20, on May 7, 2007. The option vests monthly over a period of five years. The entire grant date fair value (including amounts reported for 2007) of the option award issued to the non-employee directors in 2007 was as follows: Mr. Albrecht, $162,026; Mr. Wood, $162,026; Ms. Atkins, $162,026; and Mr. Rodgers, $0.

Mr. Rodgers, who is the Chief Executive Officer of Cypress, does not receive any cash compensation for his service on our board of directors. Otherwise, our independent directors receive an annual retainer of $25,000. In addition, non-employee directors receive annual compensation of $15,000 as committee chairperson. Each committee member other than a committee chairperson will receive additional annual compensation of $10,000. We also reimburse non-employee directors for expenses incurred in attending meetings.

Our cash compensation program for non-employee directors described above will continue for 2008. If Proposal Three described above is not approved by our stockholders, in addition to the cash compensation, our non-employee directors will receive certain equity awards under our Amended and Restated SunPower Corporation 2005 Stock Incentive Plan. Immediately after each of our regularly scheduled annual meetings of stockholders, each continuing non-employee director who has served for at least six months will automatically receive:

- an option grant for 6,000 shares of our class A common stock, which option vests and becomes exercisable monthly over a five-year period beginning one month after the grant date; and
- a grant for 2,000 shares of restricted stock, which restricted stock vests quarterly over a one-year period beginning three months after the grant date.

An outside director who first joins our board of directors will be granted an initial option to purchase 20,000 shares of our class A common stock on the date of his or her election to our board. The initial option vests and becomes exercisable over five years, with the first 20% of the shares vesting on the first anniversary of the date of grant and the remainder vesting monthly in equal installments thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, the Chairman of the Board will also receive 10,000 restricted shares that will vest quarterly over a one-year period. If Proposal Three described above is approved by our stockholders, the non-cash compensation program described in connection with Proposal Three above will apply in 2008 and beyond.

COMPENSATION COMMITTEE REPORT

The following report has been submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed and discussed our Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our definitive proxy statement on Schedule 14A for our 2008 Annual Meeting, which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, each as filed with the Securities and Exchange Commission.

The foregoing report was submitted by the Compensation Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.

COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS

Betsy S. Atkins, *Chair*
W. Steve Albrecht
Pat Wood III

OTHER DISCLOSURES

Certain Relationships and Related Person Transactions

Other than the compensation agreements and other arrangements described above, and the transactions described below, since January 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any current director, director nominee, executive officer, beneficial owner of more than 5% of any class of our common stock, or any immediate family member of such persons had or will have a direct or indirect material interest.

As of the Record Date, Cypress had beneficial ownership of 44,533,287 shares of our class B common stock. The amount of shares owned by Cypress represents 52.4% beneficial ownership and 89.8% of our voting rights because our class B common stock is entitled to eight votes per share, while our class A common stock, which is held by all stockholders other than Cypress, is entitled to one vote per share.

Arrangements between SunPower Corporation and Cypress Semiconductor Corporation

Master Separation Agreement

In 2005, we entered into a master separation agreement containing the framework with respect to our separation from Cypress. Various ancillary agreements are exhibits to the master separation agreement and detail the separation of and the various interim and ongoing relationships between Cypress and SunPower, including an employee matters agreement, a tax sharing agreement, a master transitions service agreement, a lease agreement, a wafer supply agreement, an indemnification and insurance matters agreement, and an investor rights agreement. These agreements are described more fully below.

Expenses. We and Cypress each bear our own internal costs incurred in consummating the separation.

Dispute Resolution. If problems arise between us and Cypress, we would follow these procedures:

- The parties first make a good faith effort to first resolve the dispute through negotiation.
- If negotiations fail, the parties attempt to resolve the dispute through non-binding mediation.
- If mediation fails, the parties may seek relief in any court of competent jurisdiction.

Representations and Warranties. The parties make representations to each other in the master separation agreement regarding their respective power and authority to enter into the master separation agreement and the ancillary agreements.

Confidentiality. Each party would treat as confidential and not disclose confidential information of the other party except in specific circumstances.

Employee Matters Agreement

All of our eligible employees will be able to continue to participate in Cypress' health plans, life insurance and 401(k) plan, as they may change from time to time, until the earliest of (1) the date on which we cease to be controlled by Cypress for purposes of the applicable sections of the Internal Revenue Code or we otherwise cease to be eligible to participate in Cypress' plans, (2) the date on which Cypress' cost under its health plans or life insurance program increases as a result of claims that we make under such plans or program or (3) such earlier date as we and Cypress mutually agree.

We intend to have our own benefit plans established by the time our employees no longer are eligible to participate in Cypress' benefit plans. Once we have established our own benefit plans, we will have the ability to modify or terminate each plan in accordance with the terms of those plans and our policies. It is our intent that

employees not receive duplicate benefits as a result of participation in our benefit plans and the corresponding Cypress benefit plans.

Indemnification and Insurance Matters Agreement

General Indemnification. We will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities that any third party seeks to impose on such entities arising from:

- our business, any of our liabilities, any of our contracts or any action or inaction by us with respect to any shared contracts;
- any breach by us of the master separation agreement or any ancillary agreement; and
- any liability arising from any untrue statement of a material fact or any omission of a material fact.

Cypress will indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

- Cypress' business, other than our business; and
- any breach by Cypress of the master separation agreement or any ancillary agreement.

The agreement will also contain provisions governing notice and indemnification procedures.

Indemnification for Environmental Matters. We will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions:

- existing on, under, about or in the vicinity of any of our facilities, or arising out of operations occurring at any of our facilities, whether prior to or after the separation;
- existing on, under, about or in the vicinity of the Philippines facility which we occupy, or arising out of operations occurring at such facility, whether prior to or after the separation, to the extent that those liabilities were caused by us;
- arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled at such sites prior to the separation; and
- arising out of the construction activity conducted by or on behalf of us at Cypress' Texas facility.

Insurance Matters. The agreement contains provisions governing our insurance coverage (other than our directors and officers insurance, for which we have our own separate policy) until the earliest of (1) the date on which Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock or we otherwise cease to be eligible to be included in Cypress' coverage, (2) the date on which we cease to qualify for coverage under the terms of a particular insurance policy, (3) the date on which Cypress' cost of insurance under any particular insurance policy increases as a result of claims that we make under such insurance policy, or (4) the date on which Cypress and we mutually agree to terminate this arrangement. Prior to that time, Cypress will maintain insurance policies on our behalf, and we shall reimburse Cypress for expenses related to insurance coverage during this period. We will work with Cypress to secure additional insurance if desired and cost effective.

Tax Sharing Agreement

Cypress and SunPower have entered into a tax sharing agreement providing for each of the party's obligations concerning various tax liabilities. The tax sharing agreement is structured such that Cypress will pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis (while SunPower is a member of Cypress's consolidated or combined group pursuant to federal, state, local and foreign tax law). In return, SunPower's tax liability for such taxes will be determined based upon its separate return tax liability, as defined under the tax sharing agreement. It is anticipated that such liability will be largely based on a pro forma calculation as if SunPower were filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress.

SunPower will continue to be jointly and severally liable for tax liability as governed under federal, state and local law to the extent of its activities as a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which SunPower is included in Cypress' consolidated group, SunPower could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

In connection with a distribution by Cypress of our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Cypress intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion or ruling, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The tax sharing agreement includes our obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after the distribution, other than liability attributable to certain dispositions of our stock by Cypress, that cause Cypress' distribution of shares of our stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code. Our ability to use our equity to obtain additional financing or to engage in acquisition transactions if deemed a part of a plan that includes the distribution will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify Cypress for taxes it incurs under Section 355(e) of the Code.

The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Cypress and SunPower relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions contained in the agreement.

Master Transition Services Agreement

We have also entered into a master transition services agreement which governs the provisions of services to us by Cypress, such as corporate accounting, tax and treasury, human resources, legal matters, wafer services, training programs, and information technology.

For a period of three years following our initial public offering in November 2005, Cypress has agreed to provide these services and we have agreed to pay Cypress for services provided to us, either at cost (which, for purposes of the master transition services agreement, means an appropriate allocation of Cypress's full salary and benefits costs associated with such individuals as well as any out-of-pocket expenses that Cypress incurs in connection with providing us with those services) or at the rate charged to other Cypress departments or subsidiaries using these services. In the case of the Philippines subsidiary, which entered into a services agreement for such secondments and other consulting services in January 2005, we pay the fully burdened compensation plus 10%. Cypress will have the ability to terminate all or a portion of the master transition services agreement upon prior notice to us. In addition, Cypress will incur no liability in connection with the provision of these services.

Lease Agreement

We have entered into a lease agreement with Cypress for our manufacturing facility in the Philippines, with a term of 15 years. Under the lease, we pay Cypress at a rate equal to the cost to Cypress for that facility until the earlier of 10 years or such time as Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock. Thereafter, we will pay market rent for the facility. We have the right to purchase the facility from Cypress at any time at Cypress's original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to us. The current purchase price of the facility is approximately $10 million.

In May 2006, we entered into a lease agreement for our 43,732 square foot headquarters, which is located in a building owned by Cypress in San Jose, California, for $6.0 million over the five-year term of the lease. In the event Cypress decides to sell the building, we have the right of first refusal to purchase the building at a fair market price which will be based on comparable sales in the area. Rent expense paid to Cypress for this facility was $1.3 million and $0.6 million in fiscal years ended December 30, 2007 and December 31, 2006.

Wafer Supply Agreement

We have entered into an agreement with Cypress to continue to make infrared and imaging detector products for us on the same terms and at the same prices at which Cypress fabricates wafers for other internal divisions or subsidiaries of Cypress for three years following our initial public offering in November 2005, or until such time as Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock, after which a new supply agreement would be negotiated. In addition, we may use other Cypress fabrication facilities for development work on a cost per activity basis. In December 2007, Cypress announced the planned closure of its Texas wafer fabrication facility that manufactures our imaging and infrared detector products. The planned closure will be completed in the fourth quarter of 2008 and we are evaluating our alternatives relating to future plans for this business.

PowerLight Acquisition

In conjunction with the acquisition of PowerLight, we entered into a commitment letter with Cypress during the fourth quarter of fiscal 2006 under which Cypress agreed to lend us up to $130 million in cash in order to facilitate the financing of acquisitions or working capital requirements. In February 2007, the commitment letter was terminated. No borrowings were utilized, and no borrowings were outstanding at the termination date.

In addition, Cypress entered into an agreement with PowerLight in which Cypress agreed not to solicit to sell, make any agreement to sell, or make any demand registration rights for any of its SunPower class B common shares until the earlier of (1) June 30, 2007 and (2) 60 days after the date on which the Registration Statement on Form S-3 is filed with the Securities and Exchange Commission in connection with the resale of our class A common stock issued in the PowerLight acquisition. These obligations have expired.

Related Persons Transactions Policy and Procedures

It is our general policy to conduct our business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws. In addition, it is our policy to avoid situations that create an actual or potential conflict between our interests and the personal interests of our officers and directors. Such principles are described in our Code of Business Conduct and Ethics. Under the corporate governance principles adopted by the Nominating and Corporate Governance Committee, that committee is responsible for considering questions of possible conflicts of interest of officers and directors. In addition, related party transactions must be approved by the Audit Committee in compliance with the rules of the Nasdaq Global Market and our Code of Business Conduct and Ethics, and the Audit Committee must present material related party transactions to the full Board of Directors for approval. A related party transaction will only be approved if the directors determine that it is in the best interests of SunPower. If a director is involved in the transaction, he or she will be recused from all voting and approval processes in connection with the transaction.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee for 2007 were Betsy S. Atkins (Chair), W. Steve Albrecht, and Pat Wood III. No member of our Compensation Committee was at any time during fiscal 2007 one of our officers or employees, or is one of our former officers. No member of our Compensation Committee had any relationship requiring disclosure under Item 404 and Item 407(e)(4) of Regulation S-K. Additionally, during 2007, none of our executive officers or directors was a member of the board of directors, or any committee of the board of directors, of any other entity such that the relationship would be construed to constitute a committee interlock within the meaning of the rules and regulations of the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file an initial report of ownership on Form 3 and reports of changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission and the Nasdaq Global Market. Such executive officers, directors and greater than 10% stockholders are also required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16 forms that they file. We

periodically remind our directors and executive officers of their reporting obligations and assist in making the required disclosures once we have been notified that a reportable event has occurred. We are required to report in this proxy statement any failure by any of the above-mentioned persons to make timely Section 16 reports.

Based solely on our review of the copies of such forms received by us, and written representations from our directors and executive officers, we are unaware of any instances of noncompliance, or late compliance, with Section 16(a) filing requirements by our directors, executive officers or greater than 10% stockholders during 2007, other than one report of four transactions for Mr. Albrecht, which was filed late due to administrative error.

DELIVERY OF VOTING MATERIALS

To reduce the expenses of delivering duplicate materials to our stockholders, we are taking advantage of householding rules that permit us to deliver only one set of proxy solicitation materials, our Annual Report for the fiscal year ended December 30, 2007, and the Notice of Internet Availability to stockholders who share the same address, unless otherwise requested. Each stockholder retains a separate right to vote on all matters presented at the meeting.

If you share an address with another stockholder and have received only one set of materials, you may write or call us to request a separate copy of these materials at no cost to you. For future annual meetings, you may request separate materials or request that we only send one set of materials to you if you are receiving multiple copies by writing to us at SunPower Corporation, 3939 North First Street, San Jose, California 95134, Attention: Corporate Secretary, or calling us at (408) 240-5500.

Whether or not you expect to attend the Annual Meeting in person, you are requested to complete, date, and sign the enclosed proxy card and return it promptly in the envelope provided for that purpose, or vote by telephone or via the Internet by following the directions on the proxy card. By returning your proxy card or voting by phone or Internet promptly, you can help us avoid the expense of follow-up mailings to ensure a quorum is present at the Annual Meeting. Stockholders who attend the Annual Meeting may revoke a prior proxy vote and vote their shares in person as set forth in this proxy statement.

San Jose, California
Dated: March 25, 2007

For the Board of Directors of
SUNPOWER CORPORATION

Bruce R. Ledesma
Corporate Secretary

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SECOND AMENDED AND RESTATED SUNPOWER CORPORATION 2005 STOCK INCENTIVE PLAN

(Adopted by the Board on August 12, 2005, amended by the Board on September 23, 2005, amended by the Board and the stockholders on October 5, 2005, amended by the Board and the stockholders on May 4, 2006, amended by the Board and the stockholders effective February 12, 2007, amended by the Board and the stockholders effective May 4, 2007, and amended by the Board and the stockholders on May 8, 2008).

(Reflects 2:1 Reverse Stock Split on November 10, 2005)

TABLE OF CONTENTS

SUNPOWER CORPORATION

SECOND AMENDED AND RESTATED SUNPOWER CORPORATION 2005 STOCK INCENTIVE PLAN

SECTION 1. *Establishment and Purpose.*

The Plan was adopted by the Board of Directors on August 12, 2005, and amended by the Board of Directors on September 23, 2005, and the Plan as so amended was approved by the shareholders of the Company on October 10, 2005, to be effective as of the date of the initial offering of Stock to the public pursuant to a registration statement filed by the Company with the Securities and Exchange Commission (the "Effective Date"), which was November 17, 2005. The Plan reflects the two for one reverse stock split effected on November 10, 2005. The Plan was subsequently amended by the Board of Directors and the shareholders of the Company on May 4, 2006, amended by the Board of Directors and the shareholders of the Company again effective February 12, 2007, amended by the Board of Directors and the shareholders of the Company effective May 4, 2007, and again amended by the Board of Directors and the shareholders of the Company effective May 8, 2008. The purpose of the Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging Employees, Outside Directors and Consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees, Outside Directors and Consultants with exceptional qualifications and (c) linking Employees, Outside Directors and Consultants directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of restricted shares, stock units, options (which may constitute incentive stock options or nonstatutory stock options) or stock appreciation rights.

SECTION 2. *Definitions.*

(a) *"Affiliate"* shall mean any entity other than a Subsidiary, if the Company and/or one of more Subsidiaries own not less than 50% of such entity.

(b) *"Award"* shall mean any award of an Option, a SAR, a Restricted Share or a Stock Unit under the Plan.

(c) *"Board of Directors"* shall mean the Board of Directors of the Company, as constituted from time to time.

(d) *"Change in Control"* shall mean the occurrence of any of the following events:

(i) Any "person" (as defined below) other than Cypress Semiconductor Corporation who by the acquisition or aggregation of securities, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors (the "Base Capital Stock"); except that any change in the relative beneficial ownership of the Company's securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of Base Capital Stock, and any decrease thereafter in such person's ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person's beneficial ownership of any securities of the Company; or

(ii) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or

(iii) The sale, transfer or other disposition of all or substantially all of the Company's assets.

For purposes of subsection (d)(ii) above, the term "person" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude (1) a trustee or other fiduciary holding securities under an employee benefit plan maintained by the Company or a Parent or Subsidiary and (2) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Stock.

Any other provision of this Section 2(d) notwithstanding, a transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction, and a Change in Control shall not be deemed to occur if the Company files a registration statement with the United States Securities and Exchange Commission for the initial offering of Stock to the public or if there is a spinoff of the Company by a Parent resulting in a dividend or distribution payable in Stock to the Parent's stockholders.

(e) *"Code"* shall mean the Internal Revenue Code of 1986, as amended.

(f) *"Committee"* shall mean the Compensation Committee as designated by the Board of Directors, which is authorized to administer the Plan, as described in Section 3 hereof.

(g) *"Company"* shall mean SunPower Corporation, a California corporation, until it reincorporates in Delaware prior to Effective Date, by merging into SunPower Corporation, a Delaware corporation, and after such reincorporation and merger the "Company" shall mean SunPower Corporation, a Delaware corporation.

(h) *"Consultant"* shall mean (i) a consultant or advisor who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor (not including service as a member of the Board of Directors) or a member of the board of directors of a Parent or a Subsidiary, in each case who is not an Employee, or (ii) a common-law employee of an Affiliate.

(i) *"Employee"* shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

(j) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

(k) *"Exercise Price"* shall mean, in the case of an Option, the amount for which one Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of a SAR, shall mean an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Share in determining the amount payable upon exercise of such SAR.

(l) *"Fair Market Value"* with respect to a Share, shall mean the market price of one Share, determined by the Committee as follows:

(i) If the Stock was traded over-the-counter on the date in question but was not traded on The Nasdaq Stock Market LLC, then the Fair Market Value shall be equal to the last transaction price quoted for such date by the OTC Bulletin Board or, if not so quoted, shall be equal to the mean between the last reported representative bid and asked prices quoted for such date by the principal automated inter-dealer quotation system on which the Stock is quoted or, if the Stock is not quoted on any such system, by the Pink Sheets LLC;

(ii) If the Stock was traded on The Nasdaq Stock Market LLC, then the Fair Market Value shall be equal to the last reported sale price quoted for such date by The Nasdaq Stock Market LLC;

(iii) If the Stock was traded on a United States stock exchange on the date in question, then the Fair Market Value shall be equal to the closing price reported for such date by the applicable composite-transactions report; and

(iv) If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons.

(m) *"ISO"* shall mean an employee incentive stock option described in Section 422 of the Code.

(n) *"Nonstatutory Option"* or *"NSO"* shall mean an employee stock option that is not an ISO.

(o) "Offeree" shall mean an individual to whom the Committee has offered the right to acquire Shares under the Plan (other than upon exercise of an Option).

(p) *"Option"* shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

(q) *"Optionee"* shall mean an individual or estate who holds an Option or SAR.

(r) *"Outside Director"* shall mean a member of the Board of Directors who is also an "independent director" as defined in (i) if the Stock is listed on The Nasdaq Stock Market LLC, Rule 4200(a)(15) of the Marketplace Rules of The Nasdaq Stock Market LLC, as such rule may be amended from time to time, which governs the independence determination with respect to directors serving on the board of directors for companies listed on The Nasdaq Stock Market LLC or (ii) if the Stock is listed on the New York Stock Exchange, Section 303A.02 of the New York Stock Exchange Listed Company Manual, as such rule may be amended from time to time, which governs the independence determination with respect to directors serving on the board of directors for companies listed on the New York Stock Exchange.

(s) *"Parent"* shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be a Parent commencing as of such date.

(t) *"Participant"* shall mean an individual or estate who holds an Award.

(u) *"Plan"* shall mean this Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan, as amended or amended and restated from time to time.

(v) *"Purchase Price"* shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Committee.

(w) *"Restricted Share"* shall mean a Share awarded under the Plan.

(x) *"Restricted Share Agreement"* shall mean the agreement between the Company and the recipient of a Restricted Share which contains the terms, conditions and restrictions pertaining to such Restricted Shares.

(y) *"SAR"* shall mean a stock appreciation right granted under the Plan.

(z) *"SAR Agreement"* shall mean the agreement between the Company and an Optionee which contains the terms, conditions and restrictions pertaining to his or her SAR.

(aa) *"Service"* shall mean service as an Employee, Consultant or Outside Director. Service does not terminate when an Employee goes on a bona fide leave of absence, that was approved by the Company in writing, if the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to ISO status, an Employee's employment will be treated as terminating 90 days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. The Company determines which leaves count toward Service, and when Service terminates for all purposes under the Plan.

(bb) *"Share"* shall mean one share of Stock, as adjusted in accordance with Section 8 (if applicable).

(cc) *"Stock"* shall mean the Class A Common Stock of the Company.

(dd) *"Stock Option Agreement"* shall mean the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his Option.

(ee) *"Stock Unit"* shall mean a bookkeeping entry representing the equivalent of one Share, as awarded under the Plan.

(ff) *"Stock Unit Agreement"* shall mean the agreement between the Company and the recipient of a Stock Unit which contains the terms, conditions and restrictions pertaining to such Stock Unit.

(gg) *"Subsidiary"* shall mean any corporation, if the Company and/or one or more other Subsidiaries own not less than 50% of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(hh) *"Total and Permanent Disability"* shall mean permanent and total disability as defined by section 22(e)(3) of the Code.

SECTION 3. *Administration.*

(a) *Committee Composition.* The Plan shall be administered by the Committee. The Committee shall consist of two or more directors of the Company, who shall be appointed by the Board. In addition, the composition of the Committee shall satisfy (i) such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act; and (ii) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m)(4)(C) of the Code.

(b) *Committee for Non-Officer Grants.* The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not satisfy the requirements of Section 3(a), who may administer the Plan with respect to Employees who are not considered officers or directors of the Company under Section 16 of the Exchange Act, may grant Awards under the Plan to such Employees and may determine all terms of such grants. Within the limitations of the preceding sentence, any reference in the Plan to the Committee shall include such committee or committees appointed pursuant to the preceding sentence. The Board of Directors may also authorize one or more officers of the Company to designate Employees, other than officers under Section 16 of the Exchange Act, to receive Awards and/or to determine the number of such Awards to be received by such persons; provided, however, that the Board of Directors shall specify the total number of Awards that such officers may so award.

(c) *Committee Procedures.* The Board of Directors shall designate one of the members of the Committee as chairman. The Committee may hold meetings at such times and places as it shall determine. The acts of a majority of the Committee members present at meetings at which a quorum exists, or acts reduced to or approved in writing by all Committee members, shall be valid acts of the Committee.

(d) *Committee Responsibilities.* Subject to the provisions of the Plan, the Committee shall have full authority and discretion to take the following actions:

(i) To interpret the Plan and to apply its provisions;

(ii) To adopt, amend or rescind rules, procedures and forms relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws including qualifying for preferred tax treatment under applicable foreign tax laws;

(iii) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(iv) To determine when Awards are to be granted under the Plan;

(v) To select the Offerees and Optionees;

(vi) To determine the number of Shares to be made subject to each Award;

(vii) To prescribe the terms and conditions of each Award, including (without limitation) the Exercise Price and Purchase Price, and the vesting or duration of the Award (including accelerating the vesting of Awards, either at the time of the Award or thereafter, without the consent of the Participant), to determine whether an Option is to be classified as an ISO or as a Nonstatutory Option, and to specify the provisions of the agreement relating to such Award;

(viii) To amend any outstanding Award agreement, subject to applicable legal restrictions and to the consent of the Participant if the Participant's rights or obligations would be materially impaired;

(ix) To prescribe the consideration for the grant of each Award or other right under the Plan and to determine the sufficiency of such consideration;

(x) To determine the disposition of each Award or other right under the Plan in the event of a Participant's divorce or dissolution of marriage;

(xi) To determine whether Awards under the Plan will be granted in replacement of other grants under an incentive or other compensation plan of an acquired business;

(xii) To correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award agreement;

(xiii) To establish or verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; and

(xiv) To take any other actions deemed necessary or advisable for the administration of the Plan.

Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of Options or other rights under the Plan to persons subject to Section 16 of the Exchange Act. All decisions, interpretations and other actions of the Committee shall be final and binding on all Offerees, all Optionees, and all persons deriving their rights from an Offeree or Optionee. No member of the Committee shall be liable for any action that he has taken or has failed to take in good faith with respect to the Plan, any Option, or any right to acquire Shares under the Plan.

SECTION 4. *Eligibility.*

(a) *General Rule.* Only Employees shall be eligible for the grant of ISOs. Only Employees, Consultants and Outside Directors shall be eligible for the grant of Restricted Shares, Stock Units, Nonstatutory Options or SARs.

(b) *Automatic Grants to Outside Directors.* Unless otherwise determined by the Board of Directors, the following Awards shall be automatically granted as follows:

(i) Each Outside Director who first joins the Board of Directors on or after the date of the Company's 2008 annual meeting of stockholders shall receive, subject to approval of the Plan by the Company's stockholders, a grant of 6,600 Stock Units (subject to adjustment under Section 11) on the date of his or her election to the Board of Directors. Twenty percent (20%) of such Stock Units granted under this Section 4(b)(i) shall vest and become exercisable on the first anniversary of the date of grant. The balance of such Stock Units (i.e. the remaining eighty percent (80%)) shall vest and become exercisable annually over a four-year period beginning on the day which is one year after the first anniversary of the date of grant, at an annual rate of 20% of the total number of Stock Units. Notwithstanding the foregoing, each such Stock Unit shall become vested if a Change in Control occurs with respect to the Company during the Outside Director's Service.

(ii) On the first business day following the conclusion of each regular annual meeting of the Company's stockholders, commencing with the Company's 2008 annual meeting of stockholders, each Outside Director who was not elected to the Board for the first time at such meeting and who will continue serving as a member of the Board of Directors thereafter shall receive, subject to approval of the Plan by the Company's stockholders, a grant of 4,000 Stock Units (subject to adjustment under Section 11), provided that such Outside Director has served on the Board of Directors for at least six months. Twenty-five percent (25%) of such Stock Units granted under this Section 4(b)(ii) shall vest and become exercisable quarterly over a one-year period, with the first twenty-five percent (25%) of such Stock Units vesting on the day that is the three-month anniversary of the date of grant. Notwithstanding the foregoing, each such Stock Unit granted under this Section 4(b)(ii) shall become vested if a Change in Control occurs with respect to the Company during the Outside Director's Service.

(iii) Each Outside Director or non-employee director who is first appointed Chairman of the Board of Directors on or after the date of the Company's 2008 annual meeting of stockholders, shall receive, subject to

approval of the Plan by the Company's stockholders, a grant of 10,000 Stock Units (subject to adjustment under Section 11) on the date of his or her appointment as Chairman of the Board of Directors. Twenty-five percent (25%) of such Stock Units granted under this Section 4(b)(iii) shall vest and become exercisable quarterly over a one-year period, with the first twenty-five percent (25%) of such Stock Units vesting on the day that is the three-month anniversary of the date of grant. Notwithstanding the foregoing, each such Stock Unit shall become vested if a Change in Control occurs with respect to the Company during the Service of the Chairman of the Board of Directors.

(iv) On the first business day following the conclusion of each regular annual meeting of the Company's stockholders, commencing with the Company's 2008 annual meeting, the Chairman of the Board of Directors shall receive, subject to approval of the Plan by the Company's stockholders, a grant of 10,000 Stock Units (subject to adjustment under Section 11), provided that the Chairman of the Board of Directors has served on the Board of Directors for at least six months and will continue serving as Chairman of the Board of Directors thereafter. Twenty-five percent (25%) of such Stock Units granted under this Section 4(b)(iv) shall vest and become exercisable quarterly over a one-year period, with the first twenty-five percent (25%) of such Stock Units vesting on the day that is the three-month anniversary of the date of grant. Notwithstanding the foregoing, each such Stock Unit shall become vested if a Change in Control occurs with respect to the Company during the Service of the Chairman of Board of Directors.

(c) *Ten-Percent Stockholders.* An Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, a Parent or Subsidiary shall not be eligible for the grant of an ISO unless such grant satisfies the requirements of Section 422(c)(5) of the Code.

(d) *Attribution Rules.* For purposes of Section 4(c) above, in determining stock ownership, an Employee shall be deemed to own the stock owned, directly or indirectly, by or for such Employee's brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its stockholders, partners or beneficiaries.

(e) *Outstanding Stock.* For purposes of Section 4(c) above, "outstanding stock" shall include all stock actually issued and outstanding immediately after the grant. "Outstanding stock" shall not include shares authorized for issuance under outstanding options held by the Employee or by any other person.

SECTION 5. *Stock Subject to Plan.*

(a) *Basic Limitation.* Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. The aggregate number of Shares authorized for issuance as Awards under the Plan shall not exceed 3,192,133 Shares, plus (i) any Shares subject to options granted under the Company's 1988 Incentive Stock Plan and 1996 Stock Plan which lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005, and plus (ii) any of the 105,000 Shares subject to non-plan options granted during 2004 that lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005. Notwithstanding the foregoing, the number of Shares available for issuance under the Plan will be increased on the first day of each fiscal year beginning with the 2009 fiscal year, in an amount equal to the least of (x) 3% of the outstanding shares of all classes of common stock of the Company on the last day of the immediately preceding fiscal year, (y) 6,000,000 Shares, or (z) such number of Shares determined by the Board of Directors. The limitations of this Section 5(a) shall be subject to adjustment pursuant to Section 11. The number of Shares that are subject to Options or other Awards outstanding at any time under the Plan shall not exceed the number of Shares which then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Notwithstanding the above, the aggregate number of shares actually issued or transferred by the Company upon the exercise of ISOs will not exceed fifteen million (15,000,000) shares.

(b) *Award Limitation.* Subject to the provisions of Section 11, no Participant may receive Options, SARs, Restricted Shares or Stock Units under the Plan in any calendar year that relate to more than five hundred thousand (500,000) Shares.

(c) *Additional Shares.* If Restricted Shares or Shares issued upon the exercise of Options are forfeited, then such Shares shall again become available for Awards under the Plan. If Stock Units, Options or SARs are forfeited

or terminate for any other reason before being exercised, then the corresponding Shares shall become available for Awards under the Plan. If Stock Units are settled, then only the number of Shares (if any) actually issued in settlement of such Stock Units shall reduce the number available under Section 5(a) and the balance shall again become available for Awards under the Plan. If SARs are exercised, then only the number of Shares (if any) actually issued in settlement of such SARs shall reduce the number available in Section 5(a) and the balance shall again become available for Awards under the Plan.

SECTION 6. *Restricted Shares.*

(a) *Restricted Stock Agreement.* Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(b) *Payment for Awards.* Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, full-recourse promissory notes, past services and future services.

(c) *Vesting.* Each Award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares of thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company.

(d) *Voting and Dividend Rights.* The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

(e) *Restrictions on Transfer of Shares.* Restricted Shares shall be subject to such rights of repurchase, rights of first refusal or other restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Restricted Stock Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares.

SECTION 7. *Terms and Conditions of Options.*

(a) *Stock Option Agreement.* Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Stock Option Agreement. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. Options may be granted in consideration of a reduction in the Optionee's other compensation.

(b) *Number of Shares.* Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 11.

(c) *Exercise Price.* Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant. Subject to the foregoing in this Section 7(c), the Exercise Price under any Option shall be determined by the Committee at its sole discretion. The Exercise Price shall be payable in one of the forms described in Section 8.

(d) *Withholding Taxes.* As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as

the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

(e) *Exercisability and Term.* Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an ISO shall in no event exceed 10 years from the date of grant (five years for Employees described in Section 4(c)). A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's Service. Options may be awarded in combination with SARs, and such an Award may provide that the Options will not be exercisable unless the related SARs are forfeited. Subject to the foregoing in this Section 7(e), the Committee at its sole discretion shall determine when all or any installment of an Option is to become exercisable and when an Option is to expire.

(f) *Exercise of Options.* Each Stock Option Agreement shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of the Optionee's Service with the Company and its Subsidiaries, and the right to exercise the Option of any executors or administrators of the Optionee's estate or any person who has acquired such Option(s) directly from the Optionee by bequest or inheritance. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

(g) *Effect of Change in Control.* The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Shares subject to such Option in the event that a Change in Control occurs with respect to the Company.

(h) *No Rights as a Stockholder.* An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by his Option until the date of the issuance of a stock certificate for such Shares. No adjustments shall be made, except as provided in Section 11.

(i) *Modification, Extension and Renewal of Options.* Within the limitations of the Plan, the Committee may modify, extend or renew outstanding options or may accept the cancellation of outstanding options (to the extent not previously exercised), whether or not granted hereunder, in return for the grant of new Options for the same or a different number of Shares and at the same or a different exercise price, or in return for the grant of the same or a different number of Shares. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, materially impair his or her rights or obligations under such Option.

(j) *Restrictions on Transfer of Shares.* Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares.

(k) *Buyout Provisions.* The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

SECTION 8. *Payment for Shares.*

(a) *General Rule.* The entire Exercise Price or Purchase Price of Shares issued under the Plan shall be payable in lawful money of the United States of America at the time when such Shares are purchased, except as provided in Section 8(b) through Section 8(g) below.

(b) *Surrender of Stock.* To the extent that a Stock Option Agreement so provides, payment may be made all or in part by surrendering, or attesting to the ownership of, Shares which have already been owned by the Optionee or his representative. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

(c) *Services Rendered.* At the discretion of the Committee, Shares may be awarded under the Plan in consideration of services rendered to the Company or a Subsidiary prior to the award. If Shares are awarded without the payment of a Purchase Price in cash, the Committee shall make a determination (at the time of the award) of the value of the services rendered by the Offeree and the sufficiency of the consideration to meet the requirements of Section 6(b).

(d) *Cashless Exercise.* To the extent that a Stock Option Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price.

(e) *Exercise/Pledge.* To the extent that a Stock Option Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker or lender to pledge Shares, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of the aggregate Exercise Price.

(f) *Other Forms of Payment.* To the extent that a Stock Option Agreement or Restricted Stock Agreement so provides, payment may be made in any other form that is consistent with applicable laws, regulations and rules.

(g) *Limitations under Applicable Law.* Notwithstanding anything herein or in a Stock Option Agreement or Restricted Stock Agreement to the contrary, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion.

SECTION 9. *Stock Appreciation Rights.*

(a) *SAR Agreement.* Each grant of a SAR under the Plan shall be evidenced by a SAR Agreement between the Optionee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Optionee's other compensation.

(b) *Number of Shares.* Each SAR Agreement shall specify the number of Shares to which the SAR pertains and shall provide for the adjustment of such number in accordance with Section 11.

(c) *Exercise Price.* Each SAR Agreement shall specify the Exercise Price, which shall be no less than 100% of the fair market value of a share on the date of grant.

(d) *Exercisability and Term.* Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Agreement shall also specify the term of the SAR. A SAR Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's service. SARs may be awarded in combination with Options, and such an Award may provide that the SARs will not be exercisable unless the related Options are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter. A SAR granted under the Plan may provide that it will be exercisable only in the event of a Change in Control.

(e) *Effect of Change in Control.* The Committee may determine, at the time of granting a SAR or thereafter, that such SAR shall become fully exercisable as to all Common Shares subject to such SAR in the event that a Change in Control occurs with respect to the Company.

(f) *Exercise of SARs.* Upon exercise of a SAR, the Optionee (or any person having the right to exercise the SAR after his or her death) shall receive from the Company (a) Shares, (b) cash or (c) a combination of Shares and cash, as the Committee shall determine. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price.

(g) *Modification or Assumption of SARs.* Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding SARs (whether granted by the Company or by another issuer) in return for the grant of new SARs for the same or a different number of shares and

at the same or a different exercise price. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the holder, materially impair his or her rights or obligations under such SAR.

(h) *Buyout Provisions.* The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents a SAR previously granted or (b) authorize an Optionee to elect to cash out a SAR previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

SECTION 10. *Stock Units.*

(a) *Stock Unit Agreement.* Each grant of Stock Units under the Plan shall be evidenced by a Stock Unit Agreement between the recipient and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the recipient's other compensation.

(b) *Payment for Awards.* To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

(c) *Vesting Conditions.* Each Award of Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement. A Stock Unit Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Stock Units or thereafter, that all or part of such Stock Units shall become vested in the event that a Change in Control occurs with respect to the Company.

(d) *Voting and Dividend Rights.* The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions (including without limitation, any forfeiture conditions) as the Stock Units to which they attach.

(e) *Form and Time of Settlement of Stock Units.* Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Committee. The actual number of Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when all vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Stock Units is settled, the number of such Stock Units shall be subject to adjustment pursuant to Section 11.

(f) *Death of Recipient.* Any Stock Units Award that becomes payable after the recipient's death shall be distributed to the recipient's beneficiary or beneficiaries. Each recipient of a Stock Units Award under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Award recipient's death. If no beneficiary was designated or if no designated beneficiary survives the Award recipient, then any Stock Units Award that becomes payable after the recipient's death shall be distributed to the recipient's estate.

(g) *Creditors' Rights.* A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

SECTION 11. *Adjustment of Shares.*

(a) *Adjustments.* In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on

the price of Shares, a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make adjustments in one or more of:

(i) The number of Options, SARs, Restricted Shares and Stock Units available for future Awards under Section 5;

(ii) The limitations set forth in Sections 5(a) and (b);

(iii) The number of Stock Units to be granted to Outside Directors under Section 4(b);

(iv) The number of Shares covered by each outstanding Option and SAR;

(v) The Exercise Price under each outstanding Option and SAR; or

(vi) The number of Stock Units included in any prior Award which has not yet been settled.

Except as provided in this Section 11, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

(b) *Dissolution or Liquidation.* To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

(c) *Reorganizations.* In the event that the Company is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Such agreement shall provide for:

(i) The continuation of the outstanding Awards by the Company, if the Company is a surviving corporation;

(ii) The assumption of the outstanding Awards by the surviving corporation or its parent or subsidiary;

(iii) The substitution by the surviving corporation or its parent or subsidiary of its own awards for the outstanding Awards;

(iv) Acceleration of the expiration date of the outstanding unexercised Awards to a date not earlier than thirty (30) days after notice to the Participant; or

(v) Settlement of the value of the outstanding Awards which have vested as of the consummation of such merger or other reorganization in cash or cash equivalents; in the sole discretion of the Company, settlement of the value of some or all of the outstanding Awards which have not vested as of the consummation of such merger or other reorganization in cash or cash equivalents on a deferred basis pending vesting; and the cancellation of all vested and unvested Awards as of the consummation of such merger or other reorganization.

(d) *Reservation of Rights.* Except as provided in this Section 11, an Optionee or Offeree shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend or any other increase or decrease in the number of shares of stock of any class. Any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 12. *Deferral of Awards.*

(a) *Committee Powers.* In a manner that complies with Section 409A of the Code, the Committee (in its sole discretion) may permit or require a Participant to:

(i) Have cash that otherwise would be paid to such Participant as a result of the exercise of a SAR or the settlement of Stock Units credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books;

(ii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR converted into an equal number of Stock Units; or

(iii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR or the settlement of Stock Units converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books. Such amounts shall be determined by reference to the Fair Market Value of such Shares as of the date when they otherwise would have been delivered to such Participant.

(b) *General Rules.* A deferred compensation account established under this Section 12 may be credited with interest or other forms of investment return, as determined by the Committee. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Company. If the deferral or conversion of Awards is permitted or required, the Committee (in its sole discretion) may establish rules, procedures and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Section 12.

SECTION 13. *Awards Under Other Plans.*

The Company may grant awards under other plans or programs. Such awards may be settled in the form of Shares issued under this Plan. Such Shares shall be treated for all purposes under the Plan like Shares issued in settlement of Stock Units and shall, when issued, reduce the number of Shares available under Section 5.

SECTION 14. *Payment of Director's Fees in Securities.*

(a) *Effective Date.* No provision of this Section 14 shall be effective unless and until the Board has determined to implement such provision.

(b) *Elections to Receive NSOs, Restricted Shares or Stock Units.* An Outside Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash, NSOs, Restricted Shares or Stock Units, or a combination thereof, as determined by the Board and in a manner that complies with Section 409A of the Code. Such NSOs, Restricted Shares and Stock Units shall be issued under the Plan. An election under this Section 14 shall be filed with the Company on the prescribed form.

(c) *Number and Terms of NSOs, Restricted Shares or Stock Units.* The number of NSOs, Restricted Shares or Stock Units to be granted to Outside Directors in lieu of annual retainers and meeting fees that would otherwise be paid in cash shall be calculated in a manner determined by the Board. The terms of such NSOs, Restricted Shares or Stock Units shall also be determined by the Board.

SECTION 15. *Legal and Regulatory Requirements.*

Shares shall not be issued under the Plan unless the issuance and delivery of such Shares complies with (or is exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations and the regulations of any stock exchange on which the Company's securities may then be listed, and the Company has obtained the approval or favorable ruling from any governmental agency which the Company determines is necessary or advisable. The Company shall not be liable to a Participant or other persons as to: (a) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the

authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares under the Plan; and (b) any tax consequences expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted under the Plan.

SECTION 16. *Withholding Taxes; Compliance with Section 409A of the Code.*

(a) *General.* To the extent required by applicable federal, state, local or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) *Share Withholding.* The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired. Such Shares shall be valued at their Fair Market Value on the date when taxes otherwise would be withheld in cash. In no event may a Participant have Shares withheld that would otherwise be issued to him or her in excess of the number necessary to satisfy the legally required minimum tax withholding.

(c) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder shall be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(d) Neither a Participant nor any of a Participant's creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its affiliates.

(e) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the first business day of the seventh month after such six-month period.

(f) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

SECTION 17. *Other Provisions Applicable to Awards.*

(a) *Transferability.* Unless the agreement evidencing an Award (or an amendment thereto authorized by the Committee) expressly provides otherwise, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner (prior to the

vesting and lapse of any and all restrictions applicable to Shares issued under such Award), other than by will or the laws of descent and distribution; provided, however, that an ISO may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported assignment, transfer or encumbrance in violation of this Section 17(a) shall be void and unenforceable against the Company.

(b) *Qualifying Performance Criteria.* The number of Shares or other benefits granted, issued, retainable and/or vested under an Award may be made subject to the attainment of performance goals for a specified period of time relating to one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the Committee in the Award: (a) cash flow, (b) earnings per share, (c) earnings before interest, taxes and amortization, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) operating margin or profit margin, (n) return on operating revenue, (o) return on invested capital, or (p) market segment shares ("Qualifying Performance Criteria"). The Committee in an Award may provide for the adjustment of any evaluation of performance under a Qualifying Performance Criteria to exclude any objective and measurable events specified in the Award, including but not limited to any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, (v) acceleration of amortization of debt issuance costs, (vi) stock-based compensation charges, (vii) purchase-accounting related charges, including amortization of intangible purchased assets, acquired in-process research and development charges, and similar charges associated with purchase accounting, (viii) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30, and (ix) the related tax effects associated with each of the adjustments listed in clauses (i) through (viii) above. If applicable, the Committee shall determine the Qualifying Performance Criteria not later than the 90th day of the performance period, and shall determine and certify, for each Participant, the extent to which the Qualifying Performance Criteria have been met. The Committee may not in any event increase the amount of compensation payable under the Plan upon the attainment of a Qualifying Performance Goal to a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code.

SECTION 18. *No Employment Rights.*

No provision of the Plan, nor any right or Option granted under the Plan, shall be construed to give any person any right to become, to be treated as, or to remain an Employee. The Company and its Subsidiaries reserve the right to terminate any person's Service at any time and for any reason, with or without notice.

SECTION 19. *Duration and Amendments.*

(a) *Term of the Plan.* The Plan, as set forth herein, shall terminate automatically on August 12, 2015 and may be terminated on any earlier date pursuant to Subsection (b) below.

(b) *Right to Amend or Terminate the Plan.* The Board of Directors may amend the Plan at any time and from time to time. Rights and obligations under any Award granted before amendment of the Plan shall not be materially impaired by such amendment, except with consent of the Participant. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent required by applicable laws, regulations or rules.

(c) *Effect of Termination.* No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan shall not affect Awards previously granted under the Plan.

SECTION 20. *Execution.*

To record the adoption of the Plan by the Board of Directors, the Company has caused its authorized officer to execute the same.

SUNPOWER CORPORATION

By:____________________________________

Name:__________________________________

Title:___________________________________

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APPENDIX B

AMENDED AND RESTATED SUNPOWER CORPORATION ANNUAL KEY EMPLOYEE BONUS PLAN (Amended Effective January 31, 2008)

SECTION 1: *Background, Purpose and Duration*

1.1 *Effective Date* The amendment and restatement of this Plan is effective as of January 31, 2008, subject to ratification by an affirmative vote of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at the 2008 Annual Meeting of Stockholders of the Company.

1.2 *Purpose of the Plan* The Plan is intended to increase stockholder value and the success of the Company by motivating Participants (1) to perform to the best of their abilities, and (2) to achieve the Company's objectives. The Plan's goals are to be achieved by providing Participants with the opportunity to earn incentive awards for the achievement of goals relating to the performance of the Company. The Plan is intended to permit the payment of bonuses that qualify as performance-based compensation under Section 162(m) of the Code.

SECTION 2: *Definitions*

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "*Actual Award*" means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period. Each Actual Award is determined by the Payout Formula for the Performance Period, subject to the Committee's authority under Section 3.6 to eliminate or reduce the award otherwise determined by the Payout Formula.

2.2 "*Affiliate*" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlled by the Company.

2.3 "*Base Salary*" means as to any Performance Period, the Participant's earned salary during the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans and Affiliate-sponsored plans.

2.4 "*Board*" means the Board of Directors of the Company.

2.5 "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6 "*Committee*" means the committee appointed by the Board (pursuant to Section 5.1) to administer the Plan.

2.7 "*Company*" means SunPower Corporation, a Delaware corporation, or any successor thereto.

2.8 "*Determination Date*" means the latest possible date that will not jeopardize a Target Award or Actual Award's qualification as performance-based compensation under Section 162(m) of the Code.

2.9 "*Disability*" means a permanent disability in accordance with a policy or policies established by the Committee (in its discretion) from time to time.

2.10 "*Employee*" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.11 "*Fiscal Quarter*" means a fiscal quarter within a Fiscal Year of the Company.

2.12 "*Fiscal Year*" means the fiscal year of the Company.

2.13 "*Maximum Award*" means as to any Participant during any period of three (3) consecutive Fiscal Years, $9 million.

2.14 "*Participant*" means as to any Performance Period, an Employee who has been selected by the Committee for participation in the Plan for that Performance Period.

2.15 "*Payout Formula*" means as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 3.4 in order to determine the Actual Awards (if any) to be paid to Participants. The formula or matrix may differ from Participant to Participant.

2.16 "*Performance Period*" means any Fiscal Year or such other period longer or shorter than a Fiscal Year but not shorter than a Fiscal Quarter or longer than three Fiscal Years, as determined by the Committee in its sole discretion.

2.17 "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant for a Target Award for a Performance Period. As determined by the Committee, the Performance Goals for any Target Award applicable to a Participant may be made subject to the attainment of performance goals for a specified period of time relating to one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the Committee: (a) cash flow, (b) earnings per share, (c) earnings before interest, taxes and amortization, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) operating margin or profit margin, (n) return on operating revenue, (o) return on invested capital, or (p) market segment shares. The Committee may provide for the adjustment of any evaluation of performance against the Performance Goals to exclude any objective and measurable events specified at the time the Performance Goals are established, including but not limited to any of the following events that occurs during a Performance Period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, (v) acceleration of amortization of debt issuance costs, (vi) stock-based compensation charges, (vii) purchase-accounting related charges, including amortization of intangible purchased assets, acquired in-process research and development charges, and similar charges associated with purchase accounting, (viii) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30, and (ix) the related tax effects associated with each of the adjustments listed in clauses (i) through (viii) above.

2.18 "*Plan*" means this Amended and Restated SunPower Corporation Annual Key Employee Bonus Plan, as set forth in this instrument and as hereafter amended from time to time.

2.19 "*Progress Payment*" means a portion of the Target Award or Actual Award for which the Committee has determined in accordance with Section 3.6 has been earned by the Participant as of the end of the Progress Period based on achievement of the applicable Performance Goals and thereby may be paid to the Participant during the Performance Period.

2.20 "*Progress Period*" means a period shorter than and within the Performance Period for which a Progress Payment may be made.

2.22 "*Target Award*" means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of his or her Base Salary or a specific dollar amount, as determined by the Committee in accordance with Section 3.3.

2.23 "*Termination of Employment*" means a cessation of the employee-employer relationship between an Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, retirement (occurring in accordance with the policies established by the Committee (in its discretion) from time to time, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous reemployment by the Company or an Affiliate.

SECTION 3: *Selection of Participants and Determination of Awards*

3.1 *Selection of Participants* The Committee, in its sole discretion, shall select the Employees who shall be Participants for any Performance Period. The Committee, in its sole discretion, also may designate as Participants one or more individuals (by name or position) who are expected to become Employees during a Performance Period. Participation in the Plan is in the sole discretion of the Committee, and shall be determined on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period.

3.2 *Determination of Performance Goals* The Committee (or its designee described in Section 5.4), in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing.

3.3 *Determination of Target Awards* The Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing.

3.4 *Determination of Payout Formula or Formulae* On or prior to the Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula or Formulae for purposes of determining the Actual Award (if any) payable to each Participant. Each Payout Formula shall (a) be in writing, (b) be based on a comparison of actual performance to the Performance Goals, (c) provide for the payment of a Participant's Target Award if the Performance Goals for the Performance Period are achieved at the predetermined level, and (d) provide for the payment of an Actual Award greater than or less than the Participant's Target Award, depending upon the extent to which actual performance exceeds or falls below the Performance Goals. Notwithstanding the preceding, in no event shall a Participant's Actual Award for any Performance Period exceed the Maximum Award.

3.5 *Date for Determinations* The Committee shall make all determinations under Sections 3.1 through 3.4 on or before the Determination Date.

3.6 *Determination of Actual Awards* After the end of each Performance Period or, to the extent Progress Payments will be made, after the end of the Progress Period, the Committee (or its designee described in 5.4) shall certify in writing the extent to which the Performance Goals applicable to each Participant for the Performance Period or Progress Period, as applicable, were achieved or exceeded, as determined by the Committee. The Actual Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified in writing by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may (a) eliminate or reduce the Actual Award payable to any Participant below that which otherwise would be payable under the Payout Formula, and (b) determine whether or not any Participant will receive an Actual Award in the event the Participant incurs a Termination of Employment prior to the date the Actual Award is to be paid pursuant Section 4.2 below.

SECTION 4: *Payment of Awards*

4.1 *Right to Receive Payment* Each Actual Award that may become payable under the Plan shall be paid solely from the general assets of the Company or the Affiliate that employs the Participant (as the case may be), as determined by the Committee. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Actual Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled. A Participant must be employed by the Company at the time of the payment to receive such payment, unless the Participant has died or become Disabled.

4.2 *Timing of Payment* Subject to Section 3.6, payment of each Actual Award shall be made as soon as administratively practicable, but in no event later than two and one-half months after the end of the applicable Performance Period or Progress Period.

4.3 *Form of Payment* Each Actual Award shall be paid in cash (or its equivalent) in a single lump sum.

4.4 *Payment in the Event of Death* If a Participant dies prior to the payment of an Actual Award (determined under Section 3.6) that was scheduled to be paid to him or her prior to death for a prior Performance

Period, the Award shall be paid to his or her designated beneficiary or, if no beneficiary has been designated, to his or her estate.

SECTION 5: *Administration*

5.1 *Committee is the Administrator* The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) members of the Board. The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. Each member of the Committee shall qualify as an "outside director" under Section 162(m) of the Code. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify. Any member of the Committee may resign at any time by notice in writing mailed or delivered to the Secretary of the Company. As of the Effective Date of the Plan, the Plan shall be administered by the Compensation Committee of the Board.

5.2 *Committee Authority* It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees shall be granted awards, (b) prescribe the terms and conditions of awards, (c) interpret the Plan and the awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules.

5.3 *Decisions Binding* All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

5.4 *Delegation by the Committee* The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may not delegate its authority and/or powers with respect to awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code.

SECTION 6: *General Provisions*

6.1 *Tax Withholding* The Company or an Affiliate, as determined by the Committee, shall withhold all applicable taxes from any Actual Award, including any federal, state, local and other taxes.

6.2 *No Effect on Employment* Nothing in the Plan shall interfere with or limit in any way the right of the Company or an Affiliate, as applicable, to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Employment. Employment with the Company and its Affiliates is on an at-will basis only. The Company expressly reserves the right, which may be exercised at any time and without regard to when during or after a Performance Period such exercise occurs, to terminate any individual's employment with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a Participant.

6.3 *Participation* No Employee shall have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

6.4 *Indemnification* Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such

persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6.5 *Successors* All obligations of the Company and any Affiliate under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company and/or such Affiliate, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company or such Affiliate.

6.6 *Beneficiary Designations*

a. *Designation.* Each Participant may, pursuant to such uniform and nondiscriminatory procedures as the Committee may specify from time to time, designate one or more Beneficiaries to receive any Actual Award payable to the Participant at the time of his or her death. Notwithstanding any contrary provision of this Section 6.6 shall be operative only after (and for so long as) the Committee determines (on a uniform and nondiscriminatory basis) to permit the designation of Beneficiaries.

b. *Changes.* A Participant may designate different Beneficiaries (or may revoke a prior Beneficiary designation) at any time by delivering a new designation (or revocation of a prior designation) in like manner. Any designation or revocation shall be effective only if it is received by the Committee. However, when so received, the designation or revocation shall be effective as of the date the designation or revocation is executed (whether or not the Participant still is living), but without prejudice to the Committee on account of any payment made before the change is recorded. The last effective designation received by the Committee shall supersede all prior designations.

c. *Failed Designation.* If the Committee does not make this Section 6.6 operative or if Participant dies without having effectively designated a Beneficiary, the Participant's Account shall be payable to the general beneficiary shown on the records of the Employer. If no Beneficiary survives the Participant, the Participant's Account shall be payable to his or her estate.

6.7 *Nontransferability of Awards* No award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6.6. All rights with respect to an award granted to a Participant shall be available during his or her lifetime only to the Participant.

6.8 *Deferrals* The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

SECTION 7: *Amendment, Termination and Duration*

7.1 *Amendment, Suspension or Termination* The Board or the Committee, each in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Target Award theretofore granted to such Participant. No award may be granted during any period of suspension or after termination of the Plan.

7.2 *Duration of the Plan* The Plan shall commence on the date specified herein, and subject to Section 7.1 (regarding the Board or the Committee's right to amend or terminate the Plan), shall remain in effect thereafter.

SECTION 8: *Legal Construction*

8.1 *Gender and Number* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

8.2 *Severability* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

8.3 *Requirements of Law* The granting of awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4 *Governing Law* The Plan and all awards shall be construed in accordance with and governed by the laws of the State of California, but without regard to its conflict of law provisions.

8.5 *Captions* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

MANAGEMENT

Thomas H. Werner
Chief Executive Officer

Emmanuel T. Hernandez
Chief Financial Officer

Dr. Richard Swanson
President & Chief Technical Officer

Howard Wenger
Senior Vice President, Global Business Units

Daniel S. Shugar
President, SunPower Corporation, Systems

Douglas J. Richards,
Vice President of Human Resources and Corporate Services

Bruce Ledesma,
General Counsel

BOARD OF DIRECTORS

T.J. Rodgers
Chairman of the Board
Chief Executive Officer
Cypress Semiconductors

Thomas H. Werner
Director
Chief Executive Officer
SunPower Corporation

William Steve Albrecht
Director
Professor & Associate Dean
Brigham Young University

Betsy S. Atkins
Director
Chief Executive Officer
Baja Ventures

Pat Wood III
Director
Principal
Wood3 Resources

SUNPOWER CORPORATION
3939 North First Street
San Jose, CA 95[illegible]34 USA
408 240-5[illegible]00

SUNPOWER SYSTEMS SA
8 Avenue de Frontenex
1207 Geneva, Switzerland
+41 (0)22 304 [illegible]4 00



SPAIN



SOUTH KOREA



GERMANY



NITED STATES

SUNPOWER CORPORATION
3939 NORTH FIRST STREET
SAN JOSE, CALIFORNIA 95134
(408) 240-5500

SUNPOWER SYSTEMS SA
8, AVENUE DE FRONTENEX
1207 GENEVA, SWITZERLAND
+41 (0)22 304 14 00

END